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SULLIVAN & CROMWELL

DOMESTIC TELEPHONE: (03) 9635-1500
FACSIMILE: (03) 9654-2422
INTERNATIONAL TELEPHONE: 61-3 9635-1500
FACSIMILE: 61-3 9654-2422

101 Collins Street, Melbourne 3000

125 BROAD STREET, NEW YORK 10004-2498
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02002676

January 23, 2002

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

SUPPL

02 JAN 25 AM 8:49

Re: PaperlinX Limited -- Rule 12g3-2(b) Exemption
File No. 82-5061

Ladies and Gentlemen:

The enclosed information is being furnished by PaperlinX Limited under paragraph (b)(1)(i) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). PaperlinX Limited's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document. The enclosed information includes all of the documents pertaining to PaperlinX that it has been required to furnish to the Securities and Exchange Commission (the "Commission") since the filing of its application for exemption under the Rule in September 2000.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that PaperlinX is subject to the Exchange Act.

If you have any questions regarding this letter or the enclosed materials, please contact the undersigned in Melbourne, Australia at 61-3-9635-1508, by fax at 61-3-9654-2422 or by e-mail at henlyb@sullcrom.com.

Very truly yours,

Burr Henly

Burr Henly

PROCESSED

FEB 06 2002

THOMSON
FINANCIAL

cc: Richard Hobson
(PaperlinX Limited)

02 JAN 25 AM 8:49

PaperlinX Index

1. Notice of Annual General Meeting
   October 31, 2000

2. Chairman's Review
   October 31, 2000

3. Annual General Meeting Letter
   October 31, 2000

4. Press Release: Recommended Offer for Spicers
   November 16, 2000

5. Office of the Chairman
   November 16, 2000

6. Bidder's Statement
   December 6, 2000

7. Spicers Paper – extension of offer period letter
   December 29, 2000

8. Statement to Stock Exchanges and News Media
   December 31, 2000

9. Full Year Financial Report 2000

10. Fulfillment of a condition in relation to Spicers Paper Offer
    January 2, 2001

11. News Release: ACCC and NZ Commerce Commission approve PaperlinX – Spicers Merger
    January 3, 2001

12. News Release: PaperlinX Offer for Spicers Unconditional
    January 17, 2001

13. News Release: PaperlinX Offer for Spicers Successful
    January 29, 2001

14. Corporations Law – ASX Listing Rule 3.3 Notice
    January 30, 2001

15. Spicers Paper Limited – compulsory acquisition notice letter
January 31, 2001

16. Press Release: PaperlinX posts strong results for the six months ended December 2000
March 1, 2001

17. Lodgement of Open Briefing
March 3, 2001

18. Press Release: PaperlinX expands in North American paper merchanting
May 16, 2001

19. Press Release: PaperlinX sells Australia Paper Plantations
July 31, 2001

20. Press Release: PaperlinX restructures Australian merchants
August 8, 2001

21. Press Release: PaperlinX full year result up 22%
August 13, 2001

22. ASX Appendix 4B
August 13, 2001

23. Lodgement of Open Briefing
August 16, 2001

24. Proposed Notice of Annual General Meeting and Proxy Form
September 7, 2001

25. Press Release: Sale of Edwards Dunlop Paper and Commonwealth Paper
September 13, 2001

26. Chairman's Address
October 25, 2001

27. Annual General Meeting Letter
October 25, 2001

28. Interim Financial Report 2001

29. Full Year Financial Report 2001

File No. 82-5061

PaperlinX

Notice of Annual General Meeting

Venue: John Batman Theatre,
Melbourne Convention Centre

Date: Tuesday, 31 October 2000
at 11.00 am



PaperlinX Limited ACN 005 146 350
Share Registry: Computershare Registry Services Pty Limited
Level 12, 565 Bourke Street Melbourne
Victoria 3000 Australia
GPO Box 2975EE
Melbourne Victoria 3001 Australia
Tel: 03 9615 5973 Fax: 03 9611 5710
www.computershare.com

NOTICE OF ANNUAL GENERAL MEETING

The inaugural Annual General Meeting of PaperlinX Limited ("the Company") as a listed company will be held in the John Batman Theatre, Melbourne Convention Centre, corner of Spencer and Flinders Streets, Melbourne, Victoria, on Tuesday, 31 October 2000 at 11.00 am. Registration will commence at 10.00 am.

Ordinary Business

1. Financial Statements and Reports

To receive and consider the Financial Statements and the Directors' Declaration and Report for the year ended 30 June 2000, together with the Auditor's Report to the Members of the Company.

2. Election of Directors

To elect Directors in accordance with Rule 50 of the Company's Constitution:

a) Mr D E Meiklejohn retires and, being eligible, offers himself for election;
b) Mr B J Jackson retires and, being eligible, offers himself for election;
c) Dr N L Scheinkestel retires and, being eligible, offers herself for election;
d) Mr D A Walsh retires and, being eligible, offers himself for election;
e) Mr L J Yelland retires and, being eligible, offers himself for election.

Special Business

3. Acquisition of shares under a long term incentive scheme by the Managing Director

To consider and, if thought fit, pass the following resolution:

"That the Company approves the acquisition under an employee incentive scheme by the Managing Director, Mr I M Wightwick, of up to a total of 375,000 ordinary shares in the capital of the Company subject to satisfaction of performance conditions over the years ending 30th June 2001, 2002 and 2003, such performance conditions and other terms as set out in the Explanatory Notes accompanying this Notice of Meeting."

4. Alteration to Constitution

To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution:

"That the Constitution of the Company be altered by inserting a new Rule 45.6 immediately after Rule 45.5 as follows: '45.6 For the purposes of Rule 45.5, where a notice of meeting provides for electronic lodgement of proxies, a proxy lodged at the electronic address specified in the notice is taken to have been received at the Office and validated by the shareholder if there is compliance with the requirements set out in the notice.' "

For the purposes of voting at the meeting, the Directors have determined that all shares of the Company that are quoted securities at 11.00 am on Sunday, 29 October 2000 are taken to be held by the persons who are registered as holding them at that time. The entitlement of members to vote at the meeting will be determined by reference to that time.

A Proxy Form accompanies this Notice of Annual General Meeting.

By order of the Board

Richard Hobson
Company Secretary

Melbourne
25 September 2000

Explanatory Notes

RESOLUTION 1 – FINANCIAL STATEMENTS AND REPORTS

The financial statements of the Company and its controlled entities for the year ended 30 June 2000 and the declaration and report of the Directors and the Auditor's report are set out in the PaperlinX Full Year Financial Report 2000.

RESOLUTION 2 – ELECTION OF DIRECTORS

Each of the Directors, other than the Managing Director, are required to submit themselves for election at this, the first Annual General Meeting of the Company as a listed public company. Summary biographical data of each of the Directors who offer themselves for election is set out below:



D E (David) Meiklejohn
Chairman
Age 58. BCom, DipEd, FCPA, FAIM, FAICD
Appointed a Director and Chairman in December 1999. Career with Amcor from 1966 to June 2000 included positions of Chief Financial Officer 1981 to 2000 and Executive Director 1985 to 2000. Currently Chairman of Kimberly-Clark Australia Pty Limited and Director of Spicers Paper Limited. Formerly a Director of Colonial Group and Treasury Corporation of Victoria.



B J (Barry) Jackson
Age 55. BCom (Hons)
Appointed a Director of PaperlinX in February 2000. Managing Director of Pacifica Group Ltd since 1995. Previous roles included Chief Executive of BTR Nylex's Building Products Group and Managing Director of the Australian Wool Corporation.



N L (Nora) Scheinkestel
Age 40. LLB (Hons) PhD
Appointed a Director of PaperlinX in February 2000. Director of City West Water Ltd, Docklands Authority, Medical Benefits Fund of Australia Limited, IOOF Limited and Newcrest Mining Limited. Associate Professor at Melbourne Business School.



D A (David) Walsh
Age 60. LLB
Appointed a Director of PaperlinX in July 2000. Partner, Mallesons Stephen Jaques, Solicitors. Chairman of Templeton Global Growth Fund Ltd. Director of Asia Pacific Specialty Chemicals Ltd and Heide Museum of Modern Art.



L J (Lindsay) Yelland
Age 54. BSc
Appointed a Director of PaperlinX in February 2000. Chairman of Telstra-Saturn and an Executive Director of Solution 6. Previous roles included Group Managing Director, Telstra Business Solutions, Vice President Asia-Pacific, Data General Corp and Vice President of Apollo Computer Corporation.

RESOLUTION 3 - ACQUISITION OF SHARES UNDER A LONG TERM INCENTIVE SCHEME BY THE MANAGING DIRECTOR

3.1 Shareholder approval:

Pursuant to ASX Listing Rule 10.14, shareholders are required to approve the acquisition of securities under an employee incentive scheme by Directors. Resolution 3 is to approve the issue of shares to the Managing Director and Chief Executive Officer, Mr I M Wightwick (***CEO***). The Shares will be issued in accordance with the terms set out below.

3.2 Expert advice:

After receiving advice from a remuneration advisory firm, the PaperlinX Board has resolved to put before shareholders for approval a long term incentive scheme for the CEO. The Board has formulated this scheme so that the CEO will only receive the maximum incentive reward upon the Company achieving a superior level of returns for all PaperlinX shareholders.

3.3 Summary:

In summary, the incentive plan comprises the following principal features:

3.3.1 Subject to satisfaction of performance conditions (described below), the CEO will be issued 125,000 fully paid ordinary shares in the Company in respect of each of the years ending 30th June 2001, 2002 and 2003. The shares will be issued with no amount payable by the CEO.

3.3.2 There will be two relevant performance conditions:

(a) In respect of one half of the annual allocation (namely 62,500 shares) - the Total Shareholder Return Performance Condition (***TSR Performance Condition***).

(b) In respect of the other half of the annual allocation (namely 62,500 shares) - the Earnings Per Share Performance Condition (***EPS Performance Condition***).

The EPS Performance Condition and the TSR Performance Condition are described in paragraphs 3.4 and 3.5 below.

3.3.3 Any shares issued under the plan to the CEO must be held by him until the date (the ***Restriction Expiry Date***) which is the earlier of the cessation of his employment with the Company or the third anniversary of the date of issue.

3.4 TSR Performance Condition:

3.4.1 The TSR Performance Condition relates to the 'total shareholder return' (***TSR***) of the Company compared with the TSRs of certain comparable listed companies (***Comparators***). The starting date for TSR comparisons is 1st July 2000.

3.4.2. Both the Company's TSR and the Comparators' TSRs will be based on ASX share price movements plus dividends paid on the shares (on a pre-tax basis) notionally reinvested to purchase additional shares at the market price prevailing on the date the shares begin trading ex the relevant dividend. As far as possible, this will be determined in the same way as changes in the ASX Accumulation Indexes are determined.

3.4.3 The Comparators will be drawn from comparable stocks in the ASX200 including companies in the following sectors: Paper & Packaging, Diversified Industrials, Retail, Building Materials, Transport and Chemicals. The Comparators will be determined by the Board upon stockbroker advice.

3.4.4 The Directors will have a discretion to disregard any changes due to an anomaly or other event which have a distorting impact on the share price or dividend performance of the Company or a Comparator. This is intended to ensure that the performance condition operates fairly as between the Company and the CEO.

3.4.5 The TSR Performance Condition works by comparing the Company's performance against its peers. For example, if there are 40 Comparators, these will be ranked from 1 to 40 in performance. For the CEO to receive the maximum allocation, the Company's TSR will have to equal or exceed 30 of the Comparators' TSRs and, for the minimum allocation, it will have to equal or exceed 10 of them. The precise thresholds for the allocation of shares to the CEO are set out in the following table:

Case	% Growth in PaperlinX TSR Relative to the Growth in the Comparator TSRs over the Measurement Period(s)	Number of Shares
1	75th percentile and above	62,500
2	Between the 50th and 75th percentiles	pro rata between cases 1 and 3
3	50th percentile	50,000
4	Between the 25th and 50th percentiles	pro rata between cases 3 and 5
5	25th percentile	20,000
6	Below the 25th percentile	0

3.5 EPS Performance Condition:

3.5.1 The EPS Performance Condition relates to the growth in the Company's 'earnings per share' (***EPS***) performance. The target growth in EPS per annum (***Target***) is the aggregate of the increase in the Consumer Price Index Number (Weighted Average for 8 Capital Cities) published by the Australian Bureau of Statistics (***CPI***) and five percent.

The base year on which the EPS Performance Condition calculation will be made is the year ended 30 June 2000. The EPS figures will be disclosed in the Company's annual report to shareholders (this figure will be based on operating profit before abnormals and will exclude the impact of items, such as asset sales, that are not part of normal operations).

3.5.2 The following table sets out the number of shares that will be issued to the CEO in various cases:

Case	% Growth in PaperlinX EPS Over Measurement Period(s)	Number of Shares
1	Target (or above)	62,500
2	More than 60%, but less than 100%, of Target	pro rata between cases 1 and 3
3	60% of Target	30,000
4	More than 50%, but less than 60% of Target	pro rata between cases 3 and 5
5	Below 50% of Target	0

3.5.3 If the EPS Performance Condition is not satisfied in any particular year, but the average result of that year and a subsequent year (or years) would result in the EPS Performance Condition being satisfied, then shares will be issued in respect of those years by application of the average figure to the above table.

3.5.4 The Directors will have a discretion to adjust the Target where any events in a particular year, whether in relation to the CPI or EPS of the Company, would lead to an unexpected and distorted result. This is intended to ensure that the performance condition operates fairly as between the Company and the CEO.

The Directors (other than Mr Wightwick) unanimously recommend that shareholders vote in favour of Resolution 3.

RESOLUTION 4 – ALTERATION TO CONSTITUTION

Electronic lodgement of Proxies

Resolution 4 concerns a proposed amendment to the Constitution of the Company to insert a new rule 45.6 dealing with electronic lodging of proxies. Shareholders may be aware that, in line with developments in commerce generally, many listed companies are investigating the electronic lodgement of proxies. This may lead to cost savings and be more convenient for many shareholders. Proposed new Rule 45.6 is designed to ensure that the Company can put in place appropriate safeguards and other arrangements in relation to electronic proxies.

The Directors unanimously recommend that shareholders vote in favour of Resolution 4.

VOTING RESTRICTION

The Company will disregard any votes cast on resolution 3 by Mr IM Wightwick or any of his associates.
However, the Company need not disregard a vote cast by any of those persons if:

- *It is cast by the person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or*
- *It is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.*

PaperlinX

Chairman's Review

PaperlinX Limited
Annual General Meeting of Shareholders
Tuesday, 31 October 2000

PaperlinX commenced operations as a separate entity in April 2000 following the approval by Amcor shareholders to demerge the relevant paper distribution and manufacturing assets and investments. Although the demerger was the successful culmination of many months of intense effort by a large number of people, we were unlucky to have selected Monday 17 April, 2000 as our formal listing date. You will most likely recall that there was a substantial fall in overseas share markets at the end of the previous week and the consequent major fall in the Australian share market on April 17 made the initial week or two rather difficult.

However this is now well behind us and we can now look back on a most satisfactory first six months. The board has settled into its role and the management and employees have firmly established PaperlinX as a separate successful entity in business and financial markets.

Since February this year we have provided shareholders with considerable operational and financial data on PaperlinX through the scheme document, the prospectus and our full year report.

Accordingly, I do not intend revisiting this historical detail at the meeting today. We do however have a short video to give you a snapshot of the PaperlinX operations and Ian Wightwick will present an overview of some operational issues, so I will keep my general comments brief.

Year in Review

Turning to the results for the year to June 2000, PaperlinX achieved excellent results in a difficult global trading environment.

As we have indicated in our reports, from an accounting point of view the PaperlinX entity only came into being on 1 April, 2000 so for both the prospectus and the annual report we have had to report a "pro-forma" result for the year which aggregates the businesses which now comprise PaperlinX and consolidates their results as though they were part of PaperlinX for the full year. The prospectus forecasts were published in February and it was a considerable achievement by management to deliver results for the year which were very close to these forecasts.

Profit before interest and tax of $156.8 million and profit after tax of $86.9 million compared with projected forecasts of $158.6 million and $85.5 million respectively.

All business segments delivered solid results and the financial profile of the group at June was sound.

The merchanting business continued to show strong growth in sales volumes, earnings and return on investment which reflects the ongoing management focus on cost control and asset management. PaperlinX merchants have an excellent range of paper products representing superior brands from major mills throughout the world and these merchants continue to focus on service to customers and productivity and to capitalise on the opportunities created by e-business development.

Australian Paper, the manufacturing business, achieved record sales volumes. The new and upgraded manufacturing capacity at Maryvale in Victoria and at Wesleyvale in Tasmania is performing exceptionally well. The two fastest growing segments of the communication papers market are coated papers and office papers and the expansions were focussed on those markets.

Australian Paper's packaging papers business also had an excellent year with record domestic and export sales. A significant proportion of the sales are to Amcor under long term contracts.

PaperlinX's trading businesses also achieved very creditable sales, profit and return on investment. The trading group now has offices and representatives in over forty countries and this geographic diversity will provide opportunities for growth.

Australian Paper Plantations also had a sound year, with a record harvest of plantation sawlogs supplied to local sawmillers. The plantations continue to be expanded and last year a net additional 870 hectares of timber was planted to support future requirements.

Spicers, in which PaperlinX has a major investment, reported excellent results and achieved a 49% improvement in profit over the prior year.

The board is sure that shareholders are particularly pleased to see the improving trend in the safety management and performance of the group. All injury statistics have shown consistent improvement and the company will continue to drive for improving standards in this area.

PaperlinX continues to be proud of its' environmental management and performance and the full year report reinforces the commitment that the board and management have to this important issue. As has been stated before, the PaperlinX operations of yesterday, today and tomorrow are committed to being environmentally responsible and are continually seeking ways to improve performance.

A comprehensive commentary on environmental management and performance is included in the Annual Report. PaperlinX's environmental policy outlines the commitment to responsible environmental management, including complying with licences and regularly performing internal and external audits. 24 of these audits were conducted during 1999/2000 and no material issues were uncovered. All manufacturing sites are aiming to achieve ISO14001, the international environmental management system accreditation, by June 2001. All paper manufacturing sites have well-established and active consultative committees that include local residents and community groups.

In regard to our forestry activities, and recognising the interest shown by shareholders, conservation groups, and individuals, we have taken various initiatives to ensure that the company and its contractors operate according to the Victorian "Code of Forest practices for Timber Production".

Board and Senior Management

The past 6 to 9 months have been a demanding and testing time for the board and all employees of PaperlinX.

We have a competent and experienced board of directors who have guided the company through the demerger and into the initial period of operations in a very professional manner. As set out in the annual report, we have established a comprehensive corporate governance regime which is overviewed through a sub-committee structure. I thank my board colleagues for their advice and support.

I would also like to acknowledge the effort and commitment of the Managing Director, Ian Wightwick, his management team and all employees of the company in delivering the excellent performance to date. There are many challenges ahead and the board believes that we have the management team to meet these challenges and deliver superior performance and growth for our shareholders.

September Quarter and Outlook

As indicated in the annual report, the recent trends in the global pulp and paper distribution industry of consolidation of suppliers and the rationalization of production capacity has led to underlying industry fundamentals which are more sound than they have been for many years.

Over recent months paper price increases have been implemented to recover higher wood pulp costs which resulted from price increases earlier in the year and the effect of the lower Australian dollar on US dollar denominated prices. These selling price increases are having a positive impact on the financial results for PaperlinX but were factored into the prospectus forecasts.

We do not have historical financials for PaperlinX which would allow us to compare current results with any corresponding period last year. However, our benchmarks are the forecast results for the 2001 year which were published in the prospectus.

These forecasts predict a profit before interest and tax of $187 million and profit after tax of $100 million for the year. If achieved these forecasts represent increases of over 15% on last year's pro-forma results. I am pleased therefore to report that the September quarter has generated results which have provided a solid start to meeting these forecasts. This also means that we have a good start to paying the significant fully franked dividend predicted in the prospectus.

I recognize the risks in making predictions so early in the year but as these challenging forecasts were provided to shareholders in the prospectus, the board feels obliged to indicate how we are travelling compared with those forecasts. However, we are all aware of the historical volatility of global pulp and paper markets and I must qualify any predictions as being subject to the vagaries of these markets.

The financial profile of the group at the end of September remains sound and we have structured the debt portfolio to ensure that there are appropriate proportions of fixed and variable interest rate debt. At 30 September the average interest rate on the total debt of $520 million was 6.9%. The company also continues to take a conservative approach in relation to currency management and foreign exchange exposure.

Conclusion

In conclusion, I would summarize by saying that in its first six months of operation, PaperlinX has delivered on the forecasts made in the prospectus and we have a positive view on the immediate future.

I would again thank the board and all employees for their efforts during the distracting time of the public listing and particularly I would like to thank our shareholders for their support during and since the demerger.

File No. 82-5061

PaperlinX

PaperlinX Limited
ACN 005 146 350
685 Burke Road Camberwell
Victoria 3124 Australia
Tel: +61 3 9811 9259
Fax: +61 3 9811 9216

31 October 2000

The Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Melbourne

AUSTRALIAN STOCK EXCHANGE
PPX000015

By Facsimile: 1300 300 021

02 JAN 25 AM 8:49

Dear Sir/Madam,

PaperlinX Limited Annual General Meeting

Pursuant to Listing Rule 3.13.2, we advise that the following resolutions were passed today at our Annual General Meeting.

Ordinary Business

1. **Financial Statements and Reports**

   To receive and consider the Financial Statements and the Directors' Declaration and Report for the year ended 30 June 2000, together with the Auditor's Report to the Members of the Company.

2. **Election of Directors**

   (a) Mr D E Meiklejohn was elected as a director
   (b) Mr B J Jackson was elected as a director
   (c) Dr N L Scheinkestel was elected as a director
   (d) Mr D A Walsh was elected as a director
   (e) Mr L J Yelland was elected as a director

Special Business

3. **Acquisition of shares under a long term incentive scheme by the Managing Director**

   The following resolution was passed as an ordinary resolution:

   "That the Company approves the acquisition under an employee incentive scheme by the Managing Director, Mr I M Wightwick, of up to a total of 375,000 ordinary shares in the capital of the Company subject to satisfaction of performance conditions over the years ending 30 June 2001, 2002 and 2003, such performance conditions and other terms as set out in the Explanatory Notes accompanying this Notice of Meeting."

4. **Alteration to Constitution**

The following resolution was passed as a special resolution:

"That the Constitution of the Company be altered by inserting a new Rule 45.6 immediately after Rule 45.5 as follows:

'45.6 For the purposes of Rule 45.5, where a notice of meeting provides for electronic lodgement of proxies, a proxy lodged at the electronic address specified in the notice is taken to have been received at the Office and validated by the shareholder if there is compliance with the requirements set out in the notice.'

All resolutions were passed on a show of hands. I attach a summary setting out details of proxies as required by Section 251AA of the Corporations Law.

Yours faithfully

Richard Hobson
Company Secretary

No of Pages: 3

	Resolution	For	Against	At the Proxy's Discretion	Abstain	Total Available
1.	Financial Statements and Reports	46,705,102	28,331	8,999,540	835,747	55,732,973
2a	Elect Mr Meiklejohn	47,078,869	115,315	8,807,203	567,333	56,001,387
2b	Elect Mr Jackson	47,083,739	111,609	8,817,935	555,437	56,013,283
2c	Elect Dr Scheinkestel	46,981,138	196,107	8,821,604	569,871	55,998,849
2d	Elect Mr Walsh	46,959,793	207,406	8,835,031	566,490	56,002,230
2e	Elect Mr Yelland	46,895,850	199,341	8,901,587	571,942	55,996,778
3.	Acquisition of shares under a long term incentive scheme by the MD	37,774,541	3,527,778	8,814,391	6,452,010	50,116,710
4.	Alteration to Constitution	46,799,607	382,172	9,081,736	305,205	56,263,515

PaperlinX

PaperlinX Limited
ACN 005 146 350
685 Burke Road Camberwell
Victoria 3124 Australia
Tel: +61 3 9811 8400
Fax: +61 3 9811 9216

For Release: 16 November 2000

NEWS RELEASE

PRESS RELEASE

RECOMMENDED OFFER FOR SPICERS

02 JAN 25 AM 8:45

PaperlinX Limited ("PaperlinX") announced today that it intends to make an offer for the balance of ordinary shares in its 42 per cent owned associate, Spicers Paper Limited ("Spicers").

The Board of Spicers has informed PaperlinX that it will recommend to its shareholders that, in the absence of a higher offer, they accept the offer from PaperlinX.

The offer consideration will be:

- seven PaperlinX shares for every eight Spicers shares, or, alternatively,
- four PaperlinX shares plus $10.00 cash for each eight Spicers shares.

The scrip-for-scrip offer is valued at $3.06 per Spicers share, based on PaperlinX's closing share price of $3.50 on Friday 10 November. This represents a 35% premium to Spicers' weighted average share price of $2.27 for the three months to Wednesday 8 November 2000.

Managing Director of PaperlinX, Mr Ian Wightwick, said: "We firmly believe that a merger will add considerable value for the shareholders of both companies. There is a significant opportunity for the merged entity to achieve cost saving synergies and to develop growth opportunities that neither company can achieve independently."

Mr Wightwick added, "The merger is in line with our stated strategy of expanding our paper merchanting activities internationally."

PaperlinX, in its capacity as the leading merchant and distributor of printing and writing papers in Australia and New Zealand, will be able to achieve significant synergy and rationalisation opportunities from the merger. In particular, the merger will enable PaperlinX to leverage its significant investment in e-commerce, logistics and supply chain management to improve the ability of the combined business to compete in the rapidly changing fine paper market.

The combination of Spicers' merchanting operations in Asia and the USA and PaperlinX' international paper trading business will provide an exciting platform for international growth in fine paper distribution. The merger will create an entity with the size, financial strength and managerial depth to progressively build a major independent, international paper merchanting business, representing key manufacturers through long-term alliances.

Invitations will be extended to the Spicers Managing Director, Mr Peter Waterworth and to Mr Andrew Guy, a non-executive director, to join the board of directors of PaperlinX following completion of the merger.

PaperlinX

NEWS RELEASE

If its offer is successful, PaperlinX intends to divest certain businesses, including Spicers' envelope businesses and Edwards Dunlop paper merchanting.

Following the merger, the group will have a strong balance sheet, which will be reinforced by proceeds of the planned divestments as above. This will provide the opportunity for PaperlinX to actively manage its capital by means of a share buy-back or other appropriate initiatives. Any decision regarding a share buy-back will be made having regard to the circumstances at the time.

PaperlinX expects that the merger will be earnings per share positive in the first full financial year (ie in the year to 30 June 2002).

The offer will provide Spicers shareholders with a significant enhancement in earnings per share, dividends per share and net tangible asset backing.

PaperlinX intends to maintain its forecast dividend for the year to 30 June 2001 of 27 cents on the increased capital resulting from the merger. The dividend is expected to be fully franked.

Spicers shareholders accepting the offer will become entitled to PaperlinX' interim dividend for the year to 30 June 2001, which is expected to be 13 cents per share, fully franked and payable in April 2001.

Providing PaperlinX achieves ownership of at least 80% of Spicers shares pursuant to the offer, capital gains tax rollover relief on the scrip component of the offer consideration will be available to eligible Spicers shareholders who accept the PaperlinX offer.

PaperlinX intends to establish a concessional brokerage facility for the benefit of those Spicers shareholders wishing to sell some or all of their PaperlinX shares received as offer consideration.

The offer will be made by a wholly owned subsidiary of PaperlinX, Paper Australia Pty. Ltd. and the offer will be subject to a number of conditions, including regulatory approvals and the ability to proceed to compulsory acquisition. A summary of the conditions is set out in the attachment.

Extensive discussions have been held with the Australian Competition and Consumer Commission. Our view is that, particularly with the divestiture of the Edwards Dunlop business, the proposed merger will comply with the competition provisions of the Trade Practices Act.

Full details of the offer will be set out in the Bidder's Statement, which is expected to be lodged shortly and dispatched to shareholders in early December.

For further information, please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph (03) 9811 9259

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: (03) 9811 9805

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph (03) 9811 9802

PaperlinX

NEWS RELEASE

PaperlinX offer for Spicers – Summary of Bid conditions

PaperlinX's takeover offer for Spicers will be subject to various conditions, including those summarised below.

- **Minimum acceptance condition** – PaperlinX having a relevant interest in 90% of Spicers ordinary shares and having acquired 75% of the Spicers ordinary shares which it offered to acquire under the takeover bid.
- **Absence of regulatory action** – No action being taken by any regulatory or public authority before the end of the offer period which might restrain or otherwise adversely impact the takeover bid or require divestiture of Spicers ordinary shares by PaperlinX or of the assets of the Spicers Group or of the PaperlinX Group.
- **Regulatory approvals** – PaperlinX receiving unconditionally before the end of the offer period all necessary regulatory approvals (or all applicable waiting periods expiring without any regulatory action being taken) in respect of the takeover bid and the transactions contemplated by PaperlinX in connection with the takeover bid.
- **No material adverse change** – No material adverse change occurring (or being announced or otherwise becoming public) in relation to the assets, liabilities, financial or trading position or profitability of the Spicers Group, or to the status or terms of arrangements entered into with the Spicers Group, or to the status or terms of any approvals from regulatory and public authorities applicable to the Spicers Group, before the end of the offer period.
- **No material new activities** – No acquisitions, disposals or other transactions, actions, proceedings or circumstances which will result in or is reasonably likely to result in a material change in the manner in which the Spicers Group conducts its business or in the assets, liabilities, financial or trading position or profitability of the Spicers Group occurring (or being proposed, disclosed, incurred or accelerated) before the end of the offer period.
- **Prescribed occurrences** – None of the matters set out in section 652C of the Corporations Law occurring before the end of the bid period.

PaperlinX

PaperlinX Limited ABN 70 005 146 350
685 Bourke Road
Camberwell Victoria 3124
Australia

OFFICE OF THE CHAIRMAN

Dear Shareholder

In accord with PaperlinX's vision as outlined at our Annual General Meeting, we announced on 16 November that we intended to make an offer to purchase all of the shares in Spicers Paper Limited that we did not already own.

We believe that the proposed merger of PaperlinX and Spicers will create an exciting new entity as a major international independent distributor of communication papers. There are significant synergy benefits in the domestic operations of the companies that will provide substantial efficiencies in managing the combined businesses.

This is an exciting opportunity for PaperlinX, and we believe that this merger will provide a firm platform for growth and enhance shareholder value.

For your information, following is the text from the Press Release that was issued in connection with the announcement of the offer for Spicers.

David Meiklejohn
Chairman

Press Release dated 16 November 2000

"PaperlinX Limited ("PaperlinX") announced today that it intends to make an offer for the balance of ordinary shares in its 42 per cent owned associate, Spicers Paper Limited ("Spicers").

The Board of Spicers has informed PaperlinX that it will recommend to its shareholders that, in the absence of a higher offer, they accept the offer from PaperlinX.

The offer consideration will be:

- seven PaperlinX shares for every eight Spicers shares, or, alternatively,
- four PaperlinX shares plus $10.00 cash for each eight Spicers shares.

The scrip-for-scrip offer is valued at $3.06 per Spicers share, based on PaperlinX's closing share price of $3.50 on Friday 10 November. This represents a 35% premium to Spicers' weighted average share price of $2.27 for the three months to Wednesday 8 November 2000.

Managing Director of PaperlinX, Mr Ian Wightwick, said: "We firmly believe that a merger will add considerable value for the shareholders of both companies. There is a significant opportunity for the merged entity to achieve cost saving synergies and to develop growth opportunities that neither company can achieve independently."

Mr Wightwick added, "The merger is in line with our stated strategy of expanding our paper merchanting activities internationally."

PaperlinX, in its capacity as the leading merchant and distributor of printing and writing papers in Australia and New Zealand, will be able to achieve significant synergy and rationalisation opportunities from the merger. In particular, the merger will enable PaperlinX to leverage its significant investment in e-commerce, logistics and supply chain management to improve the ability of the combined business to compete in the rapidly changing fine paper market.

The combination of Spicers' merchanting operations in Asia and the USA and PaperlinX' international paper trading business will provide an exciting platform for international growth in fine paper distribution. The merger will create an entity with the size, financial strength and managerial depth to progressively build a major independent, international paper merchanting business, representing key manufacturers through long-term alliances.

Invitations will be extended to the Spicers Managing Director, Mr Peter Waterworth and to Mr Andrew Guy, a non-executive director, to join the board of directors of PaperlinX following completion of the merger.

If its offer is successful, PaperlinX intends to divest certain businesses, including Spicers' envelope businesses and Edwards Dunlop paper merchanting.

Following the merger, the group will have a strong balance sheet, which will be reinforced by proceeds of the planned divestments as above. This will provide the opportunity for PaperlinX to actively manage its capital by means of a share buy-back or other appropriate initiatives. Any decision regarding a share buy-back will be made having regard to the circumstances at the time.

PaperlinX expects that the merger will be earnings per share positive in the first full financial year (ie in the year to 30 June 2002).

The offer will provide Spicers shareholders with a significant enhancement in earnings per share, dividends per share and net tangible asset backing.

PaperlinX intends to maintain its forecast dividend for the year to 30 June 2001 of 27 cents on the increased capital resulting from the merger. The dividend is expected to be fully franked.

Spicers shareholders accepting the offer will become entitled to PaperlinX's interim dividend for the year to 30 June 2001, which is expected to be 13 cents per share, fully franked and payable in April 2001.

Providing PaperlinX achieves ownership of at least 80% of Spicers shares pursuant to the offer, capital gains tax rollover relief on the scrip component of the offer consideration will be available to eligible Spicers shareholders who accept the PaperlinX offer.

PaperlinX intends to establish a concessional brokerage facility for the benefit of those Spicers shareholders wishing to sell some or all of their PaperlinX shares received as offer consideration.

The offer will be made by a wholly owned subsidiary of PaperlinX, Paper Australia Pty. Ltd. and the offer will be subject to a number of conditions, including regulatory approvals and the ability to proceed to compulsory acquisition.

Extensive discussions have been held with the Australian Competition and Consumer Commission. Our view is that, particularly with the divestiture of the Edwards Dunlop business, the proposed merger will comply with the competition provisions of the Trade Practices Act.

Full details of the offer will be set out in the Bidder's Statement, which is expected to be lodged shortly and dispatched to shareholders in early December."

If you wish to review the Bidder's Statement sent to Spicers shareholders, this can be seen on our website at: http://www.paperlinx.com.au

File No. 82-5061

Bidder's Statement

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to how to deal with it, please consult your legal, financial or other professional adviser.

The Offer is scheduled to expire at 7.00pm on 10 January 2001

Offer to acquire all of your shares in Spicers Paper Limited


REFLEX
AUSTRALIAN PAPER
Going

Paper Australia Pty Ltd ABN 63 061 583 533
PaperlinX Limited ABN 70 005 146 350
Spicers Paper Limited ABN 84 007 228 113

Bidder's Statement lodged	23 November 2000
Supplementary Bidder's Statement lodged	1 December 2000
Date of Offers	6 December 2000
Offers expire, unless extended	10 January 2001*

* This date may be changed as permitted by the Corporations Law.

A number of defined terms are used in this document. These terms are capitalised and explained in section 9 of the Bidder's Statement.

Unless otherwise stated, all references to time in this document are to Australian Eastern Daylight Time.

Corporate directory

Registered Office and Head Office
PaperlinX Limited ABN 70 005 146 350
685 Burke Road
Camberwell Victoria 3124
Australia
Telephone 61 3 9811 8400
Facsimile 61 3 9811 9216

PaperlinX Share Registry
Computershare Registry Services Pty Ltd
Level 12, 565 Bourke Street
Melbourne Victoria 3000
Australia
Telephone 1800 232 867 or 61 3 9615 5973
Facsimile 1800 331 599 or 61 3 9611 5710

Financial Adviser:

Deutsche Bank

Legal Adviser:

Arthur Robinson & Hedderwicks Lawyers — Allens Arthur Robinson Group

Broker to the Offer:

JBWere

Inside

Acceptance Form

Offer by Paper Australia Pty Ltd (ACN 061 583 533) ("Paper Australia"), a wholly owned subsidiary of PaperlinX Limited, to acquire all of your ordinary shares in Spicers Paper Limited ("Spicers").

This is an important document.
If you are in doubt as to how to complete this form please consult your broker or financial adviser immediately.

Number of Spicers Shares you hold	
Shareholder Number	

If any of your details above are incorrect, please amend them and initial the alterations. Capitalised terms used in this form have the same meaning as in the Bidder's Statement that has been mailed to you. Please complete this form to accept the Offer referred to in the Bidder's Statement.
You cannot accept the Offer for only part of your holding.

If your Shareholder Number shown above begins with the letter "X", please read Section 1 overleaf. You may either instruct your broker to accept the Offer on your behalf or, if you do not wish to contact your broker, simply complete Section A and B below and Section 1 overleaf and return this form in the enclosed reply paid envelope.

A Acceptance

Refer to Section 2.4 of the Bidder's Statement for further information.
Alternative 1: You may choose to receive **ALL** of your consideration as shares in PaperlinX Limited ("PaperlinX")
Alternative 2: You may choose to receive four (4) PaperlinX shares plus $10.00 cash for every eight (8) Spicers shares.
YOU MAY ONLY ACCEPT ONE OF THE TWO ALTERNATIVES SHOWN BELOW – NOT BOTH.
Please complete **Alternative 1 OR Alternative 2** to nominate your choice.

TICK A BOX

Alternative 1: SCRIP-FOR-SCRIP

☐ I wish to receive seven (7) PaperlinX shares for every eight (8) Spicers shares.

Your offer consideration	
PaperlinX shares due to you if you accept	

OR

Alternative 2: SCRIP PLUS CASH

☐ I wish to receive four (4) PaperlinX shares plus $10.00 cash for every eight (8) Spicers shares.

Your offer consideration	
PaperlinX shares due to you if you accept	
Cash portion due to you if you accept	

Please note: If you do not choose either of the alternatives, you will be deemed to have chosen the Scrip plus Cash alternative. If by accepting the Offer you would otherwise be entitled to receive less than 150 shares, those shares will be allotted to a nominee and sold for your benefit – see section 2.11.2 of the Bidder's Statement.

B Signature(s)

I/We, the person(s) named above, being the holder(s) of the Spicers Shares shown above, accept the Offer in respect of all my/our Spicers Shares, agree to be bound by the terms and conditions of the Offer, and, subject to the terms of the Offer, hereby agree to transfer to Paper Australia my/our Spicers Shares for the consideration that I/we have specified above. If this form is signed under Power of Attorney, the Attorney declares that he/she has no notice of revocation of that power.

SIGN HERE

Shareholder 1	Shareholder 2 (if joint)	Shareholder 3 (if joint)
Director (if company)	Director/Secretary (if company)	Sole Director and Sole Company Secretary (if company)

COMPLETE THESE

Dated	Daytime telephone number

Affix common seal here if required by your constitution

You must sign Section B of this form.
Please turn over for further information on how to accept the Offer.

How to accept the Offer

Your acceptance must be received by no later than 7.00 pm Australian Eastern Daylight Time on 10 January 2001 (unless the Offer is extended).

Read the documents carefully, and
(i) Decide whether to accept the Offer and the alternative you wish to accept.
(ii) Complete and return your acceptance form.

---

1 **If your shareholder number (the number in the second box on the top right corner of the form overleaf) starts with an "X", then to accept the Offer, you should either:**

(a) *Call your broker and instruct them to accept the Offer on your behalf and advise them of which "Alternative" consideration you have* selected. If you instruct your broker to accept the Offer on your behalf, you will not need to complete the Acceptance Form; OR

(b) If you wish to authorise Paper Australia to instruct your broker to accept the Offer on your behalf, complete Section (A) and Section (B) overleaf, also complete the following details and sign below. For you to validly accept the Offer in this way, you must ensure that the Acceptance Form is received by Computershare Registry Services (see address below) in time for them to give instructions to your broker to carry out those instructions before the close of the Offer.

Your full name(s)

Your full address(es)

Your Shareholder Number ("HIN") | The Name of your Broker ("Controlling Participant")

I/We request and authorise you to instruct my/our "Controlling Participant" to accept the Offer for my/our shares which are entered on the CHESS Subregister

Signed | Signed | Dated

---

2 ***Please ensure that you complete, sign and date the form overleaf.***

Please note:

(a) Joint Holders
All joint holders must sign this form.

(b) Corporations
This form must be signed by the authorised officers of the corporation and sealed (if required by, and in accordance with, the corporation's constitution), or a duly appointed attorney.

(c) Power of Attorney and Deceased Estates
If this form is signed under power of attorney, or by the executors of a deceased estate, or by the administrators, the relevant power of attorney, probate or letters of administration, together with any other documents required by law, must be attached.

---

3 **Shareholders should mail or deliver their completed form to:**

Computershare Registry Services Pty Limited
PaperlinX Offer for Spicers
GPO Box 4768
Melbourne Victoria 3001

or

Computershare Registry Services Pty Limited
PaperlinX Offer for Spicers
Level 12, 565 Bourke Street
Melbourne Victoria 3000

A reply paid envelope has been enclosed for shareholders with Australian addresses.

Overseas shareholders are urged to return their completed form by airmail.

If you have any queries concerning your Spicers shareholding or need help in completing this form please contact Computershare Registry Services (Toll free within Australia) on 1800 232 867 or (if calling from outside Australia) on +61 3 9615 5973.

How to accept the Offer

Your acceptance must be received by no later than 7.00 pm Australian Eastern Daylight Time on 10 January 2001 (unless the Offer is extended).

Read the documents carefully, and
(i) Decide whether to accept the Offer and the alternative you wish to accept.
(ii) Complete and return your acceptance form.

---

1 **If your shareholder number (the number in the second box on the top right corner of the form overleaf) starts with an "X", then to accept the Offer, you should either:**

(a) Call your broker and instruct them to accept the Offer on your behalf and advise them of which "Alternative" consideration you have selected. If you instruct your broker to accept the Offer on your behalf, you will not need to complete the Acceptance Form; OR

(b) If you wish to authorise Paper Australia to instruct your broker to accept the Offer on your behalf, complete Section (A) and Section (B) overleaf, also complete the following details and sign below. For you to validly accept the Offer in this way, you must ensure that the Acceptance Form is received by Computershare Registry Services (see address below) in time for them to give instructions to your broker to carry out those instructions before the close of the Offer.

Your full name(s)

Your full address(es)

Your Shareholder Number ("HIN")   The Name of your Broker ("Controlling Participant")

I/We request and authorise you to instruct my/our "Controlling Participant" to accept the Offer for my/our shares which are entered on the CHESS Subregister

Signed   Signed   Dated

---

2 **Please ensure that you complete, sign and date the form overleaf.**

Please note:

(a) Joint Holders
All joint holders must sign this form.

(b) Corporations
This form must be signed by the authorised officers of the corporation and sealed (if required by, and in accordance with, the corporation's constitution), or a duly appointed attorney.

(c) Power of Attorney and Deceased Estates
If this form is signed under power of attorney, or by the executors of a deceased estate, or by the administrators, the relevant power of attorney, probate or letters of administration, together with any other documents required by law, must be attached.

---

3 **Shareholders should mail or deliver their completed form to:**

Computershare Registry Services Pty Limited
PaperlinX Offer for Spicers
GPO Box 4768
Melbourne Victoria 3001

or

Computershare Registry Services Pty Limited
PaperlinX Offer for Spicers
Level 12, 565 Bourke Street
Melbourne Victoria 3000

A reply paid envelope has been enclosed for shareholders with Australian addresses.

Overseas shareholders are urged to return their completed form by airmail.

If you have any queries concerning your Spicers shareholding or need help in completing this form please contact Computershare Registry Services (Toll free within Australia) on 1800 232 867 or (if calling from outside Australia) on +61 3 9615 5973.

Acceptance Form

Offer by Paper Australia Pty Ltd (ACN 061 583 533) ("Paper Australia"), a wholly owned subsidiary of PaperlinX Limited, to acquire all of your ordinary shares in Spicers Paper Limited ("Spicers").

This is an important document.
If you are in doubt as to how to complete this form please consult your broker or financial adviser immediately.

Number of Spicers Shares you hold	
Shareholder Number	

If any of your details above are incorrect, please amend them and initial the alterations. Capitalised terms used in this form have the same meaning as in the Bidder's Statement that has been mailed to you. Please complete this form to accept the Offer referred to in the Bidder's Statement.
You cannot accept the Offer for only part of your holding.

If your Shareholder Number shown above begins with the letter "X", please read Section 1 overleaf. You may either instruct your broker to accept the Offer on your behalf or, if you do not wish to contact your broker, simply complete Section A and B below and Section 1 overleaf and return this form in the enclosed reply paid envelope.

A Acceptance

Refer to Section 2.4 of the Bidder's Statement for further information.
Alternative 1: You may choose to receive **ALL** of your consideration as shares in PaperlinX Limited ("PaperlinX")
Alternative 2: You may choose to receive four (4) PaperlinX shares plus $10.00 cash for every eight (8) Spicers shares.
YOU MAY ONLY ACCEPT ONE OF THE TWO ALTERNATIVES SHOWN BELOW – NOT BOTH.
Please complete **Alternative 1 OR Alternative 2** to nominate your choice.

TICK A BOX

Alternative 1: SCRIP-FOR-SCRIP

☐ I wish to receive seven (7) PaperlinX shares for every eight (8) Spicers shares.

Your offer consideration	
PaperlinX shares due to you if you accept	

OR Alternative 2: SCRIP PLUS CASH

☐ I wish to receive four (4) PaperlinX shares plus $10.00 cash for every eight (8) Spicers shares.

Your offer consideration	
PaperlinX shares due to you if you accept	
Cash portion due to you if you accept	

Please note: If you do not choose either of the alternatives, you will be deemed to have chosen the Scrip plus Cash alternative. If by accepting the Offer you would otherwise be entitled to receive less than 150 shares, those shares will be allotted to a nominee and sold for your benefit – see section 2.11.2 of the Bidder's Statement.

B Signature(s)

I/We, the person(s) named above, being the holder(s) of the Spicers Shares shown above, accept the Offer in respect of all my/our Spicers Shares, agree to be bound by the terms and conditions of the Offer, and, subject to the terms of the Offer, hereby agree to transfer to Paper Australia my/our Spicers Shares for the consideration that I/we have specified above. If this form is signed under Power of Attorney, the Attorney declares that he/she has no notice of revocation of that power.

SIGN HERE

Shareholder 1	Shareholder 2 (if joint)	Shareholder 3 (if joint)
Director (if company)	Director/Secretary (if company)	Sole Director and Sole Company Secretary (if company)

COMPLETE THESE

Dated	Daytime telephone number

Affix common seal here if required by your constitution

You must sign Section B of this form.
Please turn over for further information on how to accept the Offer.

PaperlinX

PaperlinX Limited
ABN 70 005 146 350
685 Burke Road Camberwell
Victoria 3124 Australia
Tel: +61 3 9811 9259
Fax: +61 3 9811 9216



Letter from the Chairman

6 December 2000

Dear Spicers Shareholder

PaperlinX currently owns 42% of the issued shares of Spicers Paper Limited ("Spicers") and on 16 November 2000 announced that we intended to make an offer to purchase all of the shares we did not own in Spicers.

I am pleased to enclose PaperlinX's Offer to acquire all of your shares in Spicers. This offer is being made by PaperlinX's wholly owned subsidiary, Paper Australia Pty Ltd.

The Offer has two alternative forms of consideration. You may elect to receive either:

- 7 PaperlinX shares for every 8 Spicers shares (the "Share Offer"); or
- 4 PaperlinX shares plus $10.00 cash for every 8 Spicers shares (the "Cash and Share Offer").

I believe the PaperlinX Offer is highly attractive:

- The Share Offer is valued at $2.99 per Spicers share, based on PaperlinX's closing share price of $3.42 on 29 November 2000.
  - This represents a premium of 32% to Spicers' weighted average share price of $2.27 for the three months to 8 November 2000.
  - In the three years to 8 November 2000 Spicers' share price has traded as high as $2.39 only and as low as $1.13.
- The Share Offer provides you with a significant enhancement in earnings, dividends and net tangible asset backing.
  - Based on PaperlinX's forecast dividend of 32 cents per share, fully franked, the Share Offer provides you with more than double the current rate of dividend on your Spicers' shares.
  - By accepting the Offer you will become entitled to PaperlinX's interim dividend for the year to 30 June 2001, which is expected to be 13 cents per share, fully franked and payable in April 2001.
- The Share Offer provides eligible Australian shareholders with full capital gains tax rollover relief, providing PaperlinX achieves at least 80% ownership of Spicers issued shares.
- As a shareholder in the merged Spicers/PaperlinX Group, you will participate in PaperlinX's exciting future. The merged group will be Australia's largest paper manufacturer and distributor of both communication and packaging papers. PaperlinX's strategy is to become a major international independent distributor of communication papers and the combined operations of PaperlinX and Spicers provide a sound basis to achieve this strategy.

A simple and cost effective Share Sale Facility has been established to allow you to sell any new PaperlinX shares issued to you under the Offer, should you wish to do so.

The Board of Spicers has stated it will recommend that you accept the PaperlinX Offer subject to there being no higher offer being made by a third party.

I urge you to accept the Offer as soon as possible. To accept the Offer, please complete and sign the enclosed acceptance form and return it in the reply-paid envelope immediately or by no later than 7.00pm (Melbourne time) 10 January 2001. If you have any queries in relation to the Offer, please call 1800 232 867.

I look forward to welcoming you as a shareholder in PaperlinX.

Yours sincerely,

David Meiklejohn
Chairman PaperlinX Limited

How to Accept the Offer

If your shares are held on an issuer sponsored sub-register, complete the enclosed Acceptance Form and mail it in the enclosed reply paid envelope to:

Computershare Registry Services Pty Ltd
GPO Box 4768
Melbourne Vic 3001

or by delivery to:

Computershare Registry Services Pty Ltd
Level 12, 565 Bourke Street
Melbourne 3000

If your shares are held on a CHESS sub-register, follow the instructions in section 1 of the Acceptance Form or contact your stockbroker to arrange acceptance.

If you have any queries regarding acceptance of the Offer, please contact Computershare Registry Services Pty Ltd toll free on 1800 232 867, or your broker or other financial or professional adviser.

Payment of Consideration

PaperlinX shares and cheques for any cash consideration will be provided to you within one month of the receipt of your acceptance or of the Offer becoming unconditional, whichever is the later (but in any event not later than 21 days after the close of the Offer).

A PaperlinX holding statement will be posted to you following the issue of your PaperlinX shares.

Brokerage and Stamp Duty

No brokerage or stamp duty is payable by Spicers shareholders who accept the Offer.

Share Sale Facility

PaperlinX has arranged a share sale facility to minimise transaction costs for Spicers shareholders who accept the PaperlinX Offer and wish to dispose of some or all of the PaperlinX shares they receive.

JB Were will charge a flat brokerage commission of 0.75% plus GST. The low brokerage facility will be available until two months after the close of the Offer. Shareholders remain responsible for any stamp duty payable on the disposal of PaperlinX shares.

Details of how to use the facility are set out in section 8 of the Bidder's Statement. If you wish to utilise this facility, contact Computershare Registry Services Pty Ltd toll free on 1800 232 867 who will provide you with the relevant forms.

Conditions of the Offer

The Offer is subject to conditions which include the following:

- a 90% minimum acceptance condition (ie PaperlinX becoming entitled to at least 90% of Spicers' shares);
- other conditions relating to:
  - material adverse changes or material new activities in relation to Spicers;
  - regulatory approvals being obtained and the absence of regulatory action which would affect the Offer; and
  - standard prescribed occurrences under the Corporations Law.

Full details of these conditions are set out in section 2.6 of the Bidder's Statement.

Offer Terms

PaperlinX's wholly owned subsidiary, Paper Australia Pty Ltd, is offering to acquire all of your shares in Spicers.

The Offer consideration is:

- **7 PaperlinX shares for every 8 Spicers shares you hold;**

  or

- **4 PaperlinX shares plus $10.00 cash for every 8 Spicers shares you hold.**

The precise details of the Offer terms are set out in section 2 of the Bidder's Statement.

Closing Date
The Offer closes at 7.00pm Melbourne time on Wednesday 10 January 2001, unless extended.

Six reasons why this is a good offer

1 Significant Premium

The Offer represents a significant premium to the price at which Spicers shares traded prior to the announcement of the Offer.

2 The Offer is significantly higher than Spicers' historical share price

Spicers shares have historically traded at levels significantly below the value of the PaperlinX Offer.

3 Enhanced earnings, dividends and asset backing

Acceptance of the PaperlinX Share Offer will provide you with significant enhancement in earnings per share, dividends per share and net tangible asset backing.

4 Capital Gains Tax rollover relief

Provided PaperlinX achieves ownership of at least 80% of Spicers' shares, eligible Spicers shareholders will be entitled to "scrip for scrip" capital gains tax rollover relief on the share component of the Offer consideration.

5 Increased liquidity

Increasingly, investors are seeking investments which are not only attractive from a fundamental perspective but also provide the share trading liquidity necessary to enable sizeable investments.

6 Participation in an exciting future...

Consider the potential of a major international independent distributor of communication papers.



PaperlinX + SPICERS PAPER

By combining the operations of PaperlinX and Spicers, the Merged Group will be Australia's leading paper manufacturer and distributor of communication and packaging papers…

PaperlinX

Sales $1,586 million
EBIT $157 million

Merchanting

Supplying a broad range of papers to specialist and general printers, converters, office stationers and packaging companies.

Sales $619 million
EBIT $20 million

DALTON FINE PAPER — Tomasetti Paper House — PAPERHOUSEXPRESS — Paperpoint

Paper Manufacturing

Manufacturing communication papers, and packaging papers.

	Communication Papers	Packaging Papers
Sales	$701 million	$310 million
EBIT	$66 million	$60 million

Australian Paper

Other Business

Sales $383 million
EBIT $11 million

Trading
Two businesses, Pacific Paper Marketing and Amtrade, manage our International trading of paper and industrial raw materials.

PPM — AMTRADE

Forestry
Pine and eucalypt plantations, supplying pulp logs and sawmilling logs are managed by Australian Paper Plantations.

Australian Paper Plantations Pty. Ltd

Service Groups
Southern Cross Converting provides custom sheeting for merchants while Synergex manages PaperlinX's logistics and supply chain.

Southern Cross Converting — synergex

Investments
Spicers Paper – 42%

Note: Sales and EBIT based on year to 30 June 2000

SPICERS PAPER

Sales $1,282 million

EBIT $52 million

Merchanting

Spicers Paper is a leader in the distribution of communication papers throughout the Pacific Rim, operating in more than 30 cities in 6 countries.

...and will be well positioned for the Global Marketplace with sales of over $2.7 billion and a diversified earnings base.

A diversified earnings base for the Merged Group
(based on pro forma Sales and EBIT for year ended 30 June 2000)



Packaging Papers
Merchanting
Communication Papers
30% Packaging Papers
37% Merchanting
33% Communication Papers

Note: Sales and EBIT based on year to 30 June 2000

'Six reasons why this is a good offer' in detail

1 **Significant Premium**
PaperlinX's Offer represents a significant premium to the price at which Spicers shares traded prior to the announcement of the Offer.

Based on PaperlinX's closing share price on 29 November 2000 of $3.42, the PaperlinX Offer represents a 32% premium over Spicers's weighted average share price of $2.27 for the three months to Wednesday 8 November 2000.

2 **The Offer is significantly higher than Spicers' historical share price**
Spicers shares have historically traded at levels significantly below the value of the PaperlinX Offer.

During the five years prior to 8 November 2000, Spicers shares have traded as low as $1.13 on 13 October 1998 and have not traded above $2.60 since November 1995.

3 **Enhanced Earnings, Dividends and Asset backing**
Acceptance of the PaperlinX Share Offer will provide you with significant enhancement in earnings per share, dividends per share and net tangible asset backing.

Chart 3 opposite sets out the indicative* enhancement that would arise based on acceptance of the Share Offer.

PaperlinX expects to maintain its forecast dividend for the year to 30 June 2001 of 27 cents on the increased capital resulting from the merger. The dividend is expected to be fully franked.

Importantly, Spicers shareholders accepting the Offer will become entitled to PaperlinX's interim dividend for the year to 30 June 2001, which is expected to be 13 cents per share, fully franked and payable in April 2001. For Spicers' shareholders who accept the Share Offer, this represents a more than doubling of the level of dividends paid by Spicers in recent years.

* *The information in Chart 3, opposite, is based on the pro forma information set out in sections 4.2 and 4.3 of the Bidder's Statement, which has been prepared to show the indicative effect of the acquisition on the balance sheet and earnings of PaperlinX. The assumptions on which the information is based are set out in detail in those sections. It should be noted that this information does not purport to reflect the likely reported earnings of the Merged Group for the year ended 30 June 2001.*

4 **Capital Gains Tax rollover relief**
Provided PaperlinX achieves ownership of at least 80% of Spicers' shares, eligible Spicers shareholders will be entitled to "scrip for scrip" capital gains tax rollover relief on the share component of the Offer consideration. More details of the operation of the relevant provisions of the Income Tax Assessment Act are set out in section 6 of the Bidder's Statement.

If you have any questions about the taxation implications of accepting the PaperlinX Offer, you should consult a suitably qualified tax adviser.

5 **Increased liquidity**
Increasingly, investors are seeking investments which are not only attractive from a fundamental perspective but also provide the share trading liquidity necessary to enable sizeable investments. As at 28 November 2000, PaperlinX had a market capitalisation of approximately A$860 million. Since the company's listing in April 2000, PaperlinX shares have been highly liquid, with average turnover of approximately $49 million per month over the three months to 8 November 2000. This compares with Spicers' average monthly turnover of only $5 million during the same period.

6 **Participation in an exciting future**
By accepting the PaperlinX Offer and receiving PaperlinX Shares, you will have the opportunity to participate in the exciting future for PaperlinX and share in considerable value that PaperlinX expects the merger to deliver. The Merged Group will be Australia's largest paper manufacturer and distributor of communication and packaging papers.

PaperlinX's strategy is to become a major international independent distributor of communication paper. The combined operations of PaperlinX and Spicers provide a sound basis to achieve this strategy.

In particular, PaperlinX expects that the merger with Spicers will provide:

- through the combination of Spicers' merchanting operations in Asia and the USA and PaperlinX's international paper trading operations, a platform for international growth in paper merchanting activities; and
- the opportunity for significant cost saving synergies. PaperlinX expects that it will realise cost saving synergies of between $15 to $18 million in the first full financial year after the merger.

The prospects of the Merged Group and the nature of the expected cost saving synergies are set out in further detail in section 4 of the Bidder's Statement.

PaperlinX Offer value relative to Spicers Share Price
(for the 3 months prior to 8 November 2000) A$


3.0
2.5
2.0
1.5
1.0
32% Premium
PaperlinX's Share Offer value $2.99 at 29 November 2000
Spicers weighted average share price $2.27
Spicers share price
12 August 2000
27 August
11 September
26 September
11 October
26 October 2000

Average Value of monthly trading in shares of PaperlinX and Spicers
(for 3 months prior to 8 November 2000) A$M


50
40
30
20
10
0
PaperlinX
Spicers

Spicers Share Price Performance
(8 November 1995 to 6 November 2000) A$


3.0
2.5
2.0
1.5
1.0
PaperlinX's Offer value: $2.99 at 29 November 2000
Spicers' shares have historically traded at levels well below the Offer value and as low as $1.13 during 1998
Spicers share price
8 November 1995
7 November 1996
7 November 1997
7 November 1998
7 November 1999
6 November 2000

Post-merger change in Earnings per Share, Dividends per Share and Net Tangible Asset backing for Spicers shareholders who accept the Offer*
(Proforma for the financial year ended 2001) cents per share


49.8% increase in EPS (pre-goodwill amortisation)
35.4 cps
23.6 cps
136% increase in Dividend per Share (based on Spicers FY2000 dividend)
23.6 cps
10.0 cps
47% increase in NTA per share (as at 30 June 2000)
$2.82
$1.92
Earnings per Share*
Dividend per Share*
Net Tangible Asset backing per share*
Pre-merger
Post-merger
*see note page 10



Bidder's Statement

by Paper Australia Pty Ltd (ABN 63 061 583 533)

a wholly owned subsidiary of

PaperlinX Limited (ABN 70 005 146 350)

in relation to Spicers Paper Limited (ABN 84 007 228 113)

Contents

1

Important Information

Bidder's Statement and Offer

This Bidder's Statement is dated 23 November 2000.
It includes an Offer dated 6 December 2000.

ASIC

The original version of this Bidder's Statement was lodged with ASIC on 23 November 2000 (the Original Statement). A Supplementary Bidder's Statement was lodged with ASIC on 1 December 2000 (the Supplementary Statement).

This Bidder's Statement replaces the Original Statement, and consolidates the disclosures in the Original Statement with the disclosures in the Supplementary Statement. Accordingly, any reference to the date of this Bidder's Statement is to 23 November 2000 (being the date of the Original Statement).

Neither ASIC nor any of its officers takes any responsibility for the contents of this Bidder's Statement.

PaperlinX Shares

No PaperlinX Shares will be issued on the basis of this Bidder's Statement after 23 November 2001.

Investment Decisions

This Bidder's Statement does not take into account the individual investment objectives, financial situation or particular needs of each Spicers shareholder or any other person. Spicers shareholders may wish to seek independent financial and taxation advice before making a decision as to whether or not to accept the Offers.

Disclosure Regarding Forward Looking Statements

This Bidder's Statement includes forward looking statements which have been based on PaperlinX's current expectations about future events. These forward looking statements are, however, subject to risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations described in such forward looking statements. These factors include among other things, those risks identified in Section 5.5, as well as other matters not yet known to PaperlinX or not currently considered material by PaperlinX.

Interpretation

A number of defined terms are used in this Bidder's Statement. Those terms, and other rules of interpretation applying to this Bidder's Statement, are explained in Section 9.

Unless otherwise stated, all references to time in this Bidder's Statement are to Australian Eastern Daylight Time.

2 Terms of the Offer

2.1 The Offer

(a) Paper Australia offers to acquire all of your Spicers Shares on the terms and conditions set out in this Offer.

(b) You may accept this Offer only in respect of **all** of your Spicers Shares. This Offer may not be accepted in respect of part only of your Spicers Shares.

(c) Paper Australia will be entitled to all Rights (being those accruing on or after the date of this Bidder's Statement) in respect of the Spicers Shares which it acquires under this Offer. If any Rights are received by you and such documents as may be necessary to vest title to those Rights in Paper Australia or the benefit of those Rights are not passed on to Paper Australia, Paper Australia may reduce the consideration to which you are otherwise entitled as a result of acceptance of this Offer by the value, as reasonably assessed by Paper Australia, of those Rights (see Section 2.7(i)).

(d) To accept this Offer please follow the instructions in Section 2.4.

(e) This Offer is dated 6 December 2000.

2.2 Consideration

(a) Subject to the terms of this Offer, in particular Section 2.11, the consideration offered to you by Paper Australia is:

(i) seven PaperlinX Shares for every eight of your Spicers Shares; or

(ii) four PaperlinX Shares and $10.00 cash for every eight of your Spicers Shares.

(b) You must choose between the alternative forms of consideration provided in Section 2.2(a) by:

(i) making an election on the Acceptance Form; or

(ii) instructing your Controlling Participant of your election if your Spicers Shares are held in a CHESS Holding,

and that election must cover all of your Spicers Shares. If you fail to make that election (or make conflicting elections), then you will be treated as having chosen the alternative consideration in Section 2.2(a)(ii).

(c) If the number of your Spicers Shares is not an exact multiple of 8, then:

(i) if you have elected to receive the consideration offered in Section 2.2(a)(i), Paper Australia will determine the number of PaperlinX Shares to which you will be entitled if you accept this Offer by dividing the number of your Spicers Shares by eight and multiplying the result by seven (rounding up any fractional entitlement); and

(ii) if you have elected to receive the consideration offered in Section 2.2(a)(ii), Paper Australia will determine the number of PaperlinX Shares to which you will be entitled if you accept this Offer by dividing the number of your Spicers Shares by eight and multiplying the result by four (rounding up any fractional entitlement) and Paper Australia will determine the cash payable to you by multiplying the number of your Spicers Shares by $1.25.

(d) The PaperlinX Shares to be issued to you pursuant to this Offer will:

(i) be issued fully paid; and

(ii) rank equally in all respects with, and confer identical rights to, existing PaperlinX Shares from the date of issue.

2.3 Offer Period

(a) This Offer commences on 6 December 2000, being the date that the first of the Offers will be dispatched, and will remain open for acceptance until 7.00pm on 10 January 2001, unless it is withdrawn or extended in accordance with the Corporations Law.

(b) Paper Australia may, in accordance with the Corporations Law, extend the period during which this Offer remains open for acceptance. If such an extension is made, the date specified in Section 2.6.4(b) for giving the notice described in that Section will be varied accordingly.

2.4 How to Accept this Offer

2.4.1 General

The steps you must take to accept this Offer will depend on the form of the holding of your Spicers Shares. Your Spicers Shares are in an Issuer Sponsored Holding if they are 'sponsored' directly by Spicers as issuer. Your Spicers Shares are in a CHESS Holding if they are sponsored by a Broker or a Non-Broker Participant or if you are a Broker or Non-Broker Participant. Finally, your Spicers Shares may be evidenced by share certificates that have not yet been cancelled and replaced by one of the forms of uncertificated holding referred to above.

If you have any queries about how to accept this Offer, please contact Computershare Registry Services Pty Ltd on 1800 232 867 or your broker or other financial or professional adviser.

2.4.2 Issuer Sponsored Holdings

If any of your Spicers Shares are in an Issuer Sponsored Holding, to accept this Offer in respect of those Spicers Shares you must, in accordance with the instructions on

the Acceptance Form, **complete and sign** the Acceptance Form, and **return** it, together with all other documents required by the instructions, so that they are received before the end of the Offer Period.

A reply envelope (pre-paid for mailing within Australia) is enclosed for your convenience.

The completed and signed Acceptance Form and accompanying documents should be sent to:

Computershare Registry Services Pty Ltd
GPO Box 4768
Melbourne Vic 3001

Alternatively, the completed and signed Acceptance Form and accompanying documents may be delivered to:

Computershare Registry Services Pty Ltd
Level 12
565 Bourke Street
Melbourne Vic 3000

The transmission of the Acceptance Form and other documents is at your own risk.

2.4.3 CHESS Holdings

If any of your Spicers Shares are in a CHESS Holding, then acceptance of this Offer in respect of those Spicers Shares must comply with the SCH Business Rules. To accept this Offer in accordance with the SCH Business Rules:

(a) you should instruct your Controlling Participant to initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period; or

(b) if you are a Broker or a Non-Broker Participant, acceptance must be initiated in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period.

Alternatively, you may **complete and sign** the Acceptance Form in respect of those Spicers Shares and **return** it, together with all other documents required by the instructions on that form, in accordance with those instructions. This will authorise Paper Australia to instruct your Controlling Participant to initiate acceptance of this Offer on your behalf. For you to validly accept the Offer in this way, you must ensure that the Acceptance Form is received by Paper Australia in time for Paper Australia to give instructions to your Controlling Participant, and your Controlling Participant to carry out those instructions, before the end of the Offer Period. You will be taken to have completed the acceptance of this Offer when your Controlling Participant initiates acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules.

2.4.4 Certificated Holdings

If you hold share certificates for any of your Spicers Shares, to accept this Offer in respect of those Spicers Shares you must, in accordance with the instructions on the Acceptance Form, **complete and sign** the Acceptance Form, and **return** it, together with the share certificates for your Spicers Shares and all other documents required by the instructions, so that they are received before the end of the Offer Period.

A reply envelope (pre-paid for mailing within Australia) is enclosed for your convenience.

2.4.5 Nominee Holdings

Beneficial owners whose Spicers Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in accepting this Offer.

2.4.6 Acceptance Form

The Acceptance Form which accompanies this Offer forms part of it. The requirements on the Acceptance Form must be observed in accepting this Offer in respect of any of your Spicers Shares not in a CHESS Holding. Acceptance of this Offer for any of your Spicers Shares not in a CHESS Holding will be effective only when (subject to Section 2.4.7), the properly completed Acceptance Form, together with all other documents required by the instructions on that form, have been received at an address specified in Section 2.4.2.

2.4.7 Paper Australia's Discretion

Notwithstanding Sections 2.4.2, 2.4.4 and 2.4.6, Paper Australia may at its discretion treat any Acceptance Form received before the end of the Offer Period (at an address specified in Section 2.4.2 or such other address as may be acceptable to Paper Australia) as valid or waive any requirement of Sections 2.4.2, 2.4.4 or 2.4.6 in any case, but, subject to section 620 of the Corporations Law, Paper Australia is not obliged to make the consideration to which you become entitled as a result of acceptance of this Offer available to you until all of the requirements for acceptance have been met.

2.5 Application of the Offers

(a) An offer in the form of this Offer and bearing the same date is being made to each holder of Spicers Shares registered in the register of members of Spicers at 9.00am on the Record Date.

(b) If, at any time during the Offer Period and before this Offer is accepted, another person is able to give good title to some or all of your Spicers Shares (the ***Transferred Shares***) then:

(i) that person may accept as if an offer on terms identical with the Offers were made to that person for all of the Transferred Shares; and

(ii) you may accept this Offer only for all of your Spicers Shares other than the Transferred Shares.

(c) If, at any time during the Offer Period, you are able to give good title to any Spicers Shares (the ***Acquired Shares***) in addition to your Spicers Shares, then, in addition to accepting this Offer for your Spicers Shares, you may accept as if an offer on terms identical with the Offers were made to you for all of the Acquired Shares. Additional forms of acceptance and transfer in the form of the Acceptance Form will be supplied to you on request if you accept this Offer for your Spicers Shares before you are able to give good title to the Acquired Shares. Otherwise, the Acceptance Form is adequate to enable you to accept this Offer for your Spicers Shares and the Acquired Shares.

(d) If, at any time during the Offer Period and before this Offer is accepted, you are, or are entitled to be registered as, the holder of one or more parcels of your Spicers Shares as trustee or nominee for, or otherwise on account of, another person within the meaning of section 653B of the Corporations Law, you may accept as if a separate offer on terms identical with the Offers were made to you for each of those parcels and for any parcel of your Spicers Shares of which you are, or are entitled to be registered as, the holder in your own right.

Alternatively, you may at the one time accept for two or more separate parcels of your Spicers Shares as if there had been a single offer on terms identical with the Offers made to you for a parcel consisting of those parcels.

To validly accept any offer referred to above for a parcel of your Spicers Shares, you must give to Paper Australia a notice in writing stating that those Spicers Shares consist of a separate parcel and specifying the number of the Spicers Shares in that parcel. That notice:

(i) if it relates to Spicers Shares in a CHESS Holding, must be in an electronic form approved by the SCH Business Rules for the purposes of Part 6.8 of the Corporations Law; or

(ii) if it relates to Spicers Shares not in a CHESS Holding, must be in writing.

2.6 Conditions of this Offer

2.6.1 Conditions

Subject to this Section 2.6, this Offer and the contract that results from acceptance of this Offer are subject to the following conditions.

(a) (**Minimum acceptance**) During, or at the end of, the Offer Period Paper Australia and its associates:

(i) have relevant interests in at least 90% (by number) of the Spicers Shares; and

(ii) have acquired at least 75% (by number) of the Spicers Shares that Paper Australia offered to acquire under the Takeover Bid (whether the acquisitions happened under the Takeover Bid or otherwise).

(b) (**No regulatory actions**) During the period from and including the Announcement Date to the end of the Offer Period:

(i) there is not in effect any preliminary or final decision, order or decree of a Public Authority;

(ii) no action is or is proposed to be taken by any Public Authority, and no Public Authority refuses or fails to take action; and

(iii) no application is made by any person (other than PaperlinX) to any Public Authority,

in consequence of or in connection with the Takeover Bid, which restrains or prohibits, or threatens to restrain or prohibit, or otherwise materially adversely impacts, the Takeover Bid or the completion of any transaction contemplated by this Bidder's Statement (including, without limitation, the implementation of the intentions of PaperlinX set out in Section 4.1) or seeks to require the divestiture by Paper Australia of any Spicers Shares, or the divestiture of any assets of the Spicers Group or of the PaperlinX Group (other than an acceptance by the ACCC of the undertakings offered by PaperlinX, which are referred to in Section 7.9.2, in the form offered by PaperlinX).

(c) (**Hart-Scott-Rodino**) Before the end of the Offer Period, all applicable waiting periods (including extensions of those periods) under the United States *Hart-Scott-Rodino Antitrust Improvements Act* of 1976 and the regulations under it have expired, lapsed or been terminated in respect of the Offers without the United States Department of Justice or the Federal Trade Commission challenging the acquisition of Spicers by Paper Australia or by any member of the PaperlinX Group.

(d) (**Regulatory approvals**) Before the end of the Offer Period, all necessary Approvals required by law or any Public Authority for the Offers to be made to and accepted by Spicers shareholders are granted, given, made or obtained unconditionally and remain in full force and effect in all respects and do not become subject to any notice, intention, intimation or indication of intention to withdraw, cancel, revoke, suspend, restrict, modify or fail to renew.

(e) (**No material adverse change**) Except as publicly announced to the ASX prior to the Announcement Date, none of the following events has happened since 30 June 2000 or happens during the period from and including the Announcement Date to the end of the Offer Period:

(i) any changes in the business, assets, liabilities, financial or trading position or profitability, the status or terms of arrangements entered into with Spicers or any of its subsidiaries, or the status or terms of approvals from any Public Authority which are applicable to Spicers or any of its subsidiaries (whether or not wholly or partly attributable to the making of the Offers or the acquisition of Spicers Shares under the Offers), which has a material adverse effect on the Spicers Group; or

(ii) any event, action, proceeding, circumstance or change in circumstance which is reasonably likely to result in a material adverse effect of the kind mentioned in Section 2.6.1(e)(i).

(f) (**No material new activities**) During the period from and including the Announcement Date to the end of the Offer Period, neither Spicers nor any subsidiary of Spicers:

(i) enters into or announces an intention or proposal to enter into;

(ii) discloses (without having disclosed to the ASX prior to the Announcement Date) the existence of; or

(iii) incurs, becomes subject to, or brings forward the time for performance of (or is reasonably likely to incur, become subject to or to bring forward the time for performance of), an obligation or arrangement;

(iv) to acquire or dispose of any asset or business or any interest therein, or to perform or acquire the benefit of any services in relation to any asset or business or interest therein; or

(v) to enter into, terminate, amend or waive any of the terms applicable to a joint venture, asset or profit sharing, partnership or joint selling agreement, merger of businesses or of corporate entities, lease, licence or grant of any right, which will result or is reasonably likely to result in a material change, following the Announcement Date (as compared to the position immediately prior to the Announcement Date), in the assets, liabilities, financial or trading position or profitability or manner of conduct of any of the Spicers Group's businesses.

(g) (**Prescribed occurrences**) During the period from and including the Announcement Date to the end of the Offer Period, none of the following occurs:

(i) Spicers converts all or any of its shares into a larger or smaller number of shares;

(ii) Spicers or any subsidiary of Spicers resolves to reduce its share capital in any way;

(iii) Spicers or any subsidiary of Spicers enters into a buy-back agreement, or resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Law;

(iv) Spicers or any subsidiary of Spicers issues, or grants an option to subscribe for, any of its shares or agrees to make such an issue or to grant such an option;

(v) Spicers or any subsidiary of Spicers issues, or agrees to issue, convertible notes;

(vi) Spicers or any subsidiary of Spicers disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vii) Spicers or any subsidiary of Spicers creates, or agrees to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property;

(viii) Spicers or any subsidiary of Spicers resolves that it be wound up;

(ix) a liquidator or provisional liquidator of Spicers or of any subsidiary of Spicers is appointed;

(x) a court makes an order for the winding up of Spicers or of any subsidiary of Spicers;

(xi) an administrator of Spicers, or of any subsidiary of Spicers, is appointed under section 436A, 436B or 436C of the Corporations Law;

(xii) Spicers or any subsidiary of Spicers executes a deed of company arrangement; or

(xiii) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of Spicers or of any subsidiary of Spicers.

2.6.2 Nature of Conditions

(a) The conditions in Section 2.6.1 are conditions subsequent and so do not prevent a contract to sell and transfer your Spicers Shares resulting from acceptance of this Offer, but any breach or non-fulfilment of them will entitle Paper Australia, by notice in writing to you, to rescind the contract that results from your acceptance of this Offer as if it had never been formed.

(b) Each of the conditions in Section 2.6.1 constitutes and is to be construed as a separate, severable and independent condition. No condition will be taken to limit the meaning or effect of any other condition. Waiver of any condition or any part of a condition does not affect the interpretation or operation of any other condition or any other part of that condition (as the case may be).

2.6.3 Benefit of Conditions

(a) Subject to the Corporations Law, Paper Australia alone has the benefit of the conditions in Section 2.6.1 and any breach or non-fulfilment of any of those conditions may be relied on only by Paper Australia, which may at any time and from time to time at its sole discretion waive (whether generally or in respect of a particular event) the breach or non-fulfilment of any or all of those conditions.

(b) Subject to compliance with sections 630 and 650F of the Corporations Law, Paper Australia may at any time not less than seven days before the end of the Offer Period at its sole discretion declare the Offers, and any contracts resulting from acceptance of the Offers, free from all or any of the conditions in Section 2.6.1.

(c) If:

(i) at a time when Paper Australia does not have a relevant interest in at least 80% (by number) of the Spicers Shares, Paper Australia declares the Offers, and any contracts resulting from acceptance of the Offers, free from the condition in section 2.6.1(a); and

(ii) at that time you have already accepted this Offer,

Paper Australia will send you written notice (the ***Withdrawal Notice***) of the application of this section 2.6.3(c) and you will be able to withdraw your acceptance of this Offer at any time prior to 5.00pm on the Prescribed Withdrawal Date. You cannot, however, withdraw your acceptance for part only of your Spicers Shares. If you withdraw your acceptance in accordance with this section 2.6.3(c), the Offer will be deemed not to have been validly accepted by you. However, you are able to accept this Offer in accordance with section 2.4 after you have withdrawn an earlier acceptance. For these purposes, the ***Prescribed Withdrawal Date*** is the date which is five business days after you receive the Withdrawal Notice.

Withdrawal of Spicers Shares in a CHESS Holding

To be effective, any withdrawal of an acceptance under this section 2.6.3(c) in respect of Spicers Shares held in a CHESS Holding must be made in accordance with Rule 16.5 of the SCH Business Rules. Accordingly, if you wish to withdraw your acceptance, you must instruct your Controlling Participant to effect, or if you are a Broker or Non-Broker Participant, you must initiate, such withdrawal prior to 5.00pm on the Prescribed Withdrawal Date.

Withdrawal of Spicers Shares not in a CHESS Holding

For a withdrawal of an acceptance under this section 2.6.3(c) in respect of Spicers Shares not in a CHESS Holding to be effective, a written or facsimile transmission notice of withdrawal must be received by Computershare Registry Services Pty Ltd prior to 5.00pm on the Prescribed Withdrawal Date. The relevant addresses for Computershare Registry Services Pty Ltd are set out in section 2.4.2. The fax number for Computershare Registry Services Pty Ltd is 1800 331 599 or +61 3 9611 5710. To be effective, any such notice of withdrawal must specify the name of the person who accepted the Offer, the number of Spicers Shares in respect of which the Offer was accepted (and so the number of Spicers Shares in respect of which the acceptance is to be withdrawn) and the name of the registered holder of those Spicers Shares (if different from the person who accepted the Offer).

2.6.4 *Effect of Conditions*

(a) If, at the end of the Offer Period:

(i) any of the conditions in Section 2.6.1 has been breached and not waived or has not been fulfilled; and

(ii) Paper Australia has not declared the Offers, and any contracts resulting from acceptance of the Offers, free from those conditions,

all contracts resulting from acceptance of the Offers, and all acceptances that have not resulted in binding contracts, will be void and Paper Australia will have no liability to the holders of Spicers Shares arising out of the Offers or any acceptance of the Offers.

(b) The date for giving the notice required by section 630(1) of the Corporations Law, as to the status of the conditions of the Offers, is 2 January 2001 (being a date not less than seven nor more than 14 days before the end of the Offer Period), subject to variation in accordance with section 630(2) of the Corporations Law if the Offer Period is extended pursuant to the Corporations Law.

2.7 Effect of Acceptance

By accepting this Offer in accordance with Section 2.4, you will have:

(a) accepted this Offer in respect of all of your Spicers Shares, despite any difference between that number and the number of Spicers Shares shown in the Acceptance Form, and agreed to the terms and conditions of this Offer;

(b) subject to the Offers being declared free from the conditions in Section 2.6.1 or those conditions being fulfilled, agreed to transfer all of your Spicers Shares to Paper Australia in accordance with this Offer;

(c) authorised Paper Australia (by its officers, employees or agents) to complete the Acceptance Form by inserting such details as are omitted in respect of your Spicers Shares and to rectify any errors in or omissions from the Acceptance Form (including, without limitation, by altering the number of Spicers Shares stated to be held by you if it is otherwise than as set out in the Acceptance Form) as may be necessary to make the form an effective acceptance of this Offer or to enable registration of the transfer of all of your Spicers Shares to Paper Australia;

(d) represented and warranted to Paper Australia that, at the time of transfer of your Spicers Shares to Paper Australia:

(i) all of your Spicers Shares are fully paid;

(ii) Paper Australia will acquire good title to, and full beneficial ownership of, all of your Spicers Shares free from all mortgages, charges, liens, encumbrances and other interests of third parties of any nature, whether legal or otherwise, and all restrictions on transfer of any nature; and

(iii) you have full power and capacity to sell and transfer all of your Spicers Shares;

(e) if you become entitled as a result of acceptance of this Offer to any PaperlinX Shares, applied for and agreed to accept on the terms and conditions of this Offer those PaperlinX Shares, authorised Paper Australia to cause the issue of those PaperlinX Shares to you and the entry of your name in PaperlinX's register of members as the holder of those PaperlinX Shares, and agreed that you will be bound by PaperlinX's constitution;

(f) unless otherwise indicated on the Acceptance Form or you have otherwise notified Paper Australia in writing, represented and warranted that you are not (and you are not acting on behalf of) a Foreign Shareholder;

(g) appointed Paper Australia and each of its officers from time to time severally as your lawful attorney, with effect on and from the date that this Offer or any contract resulting from acceptance of this Offer becomes free from its conditions or those conditions are fulfilled, with power to do all things which you could lawfully do in relation to your Spicers Shares or in exercise of any right derived from the holding of your Spicers Shares, including (without limitation):

(i) attending and voting at any meeting of Spicers;

(ii) demanding a poll for any vote to be taken at any meeting of Spicers;

(iii) proposing or seconding any resolution to be considered at any meeting of Spicers;

(iv) requisitioning the convening of any meeting of Spicers and convening a meeting pursuant to any such requisition;

(v) notifying Spicers that your address in the records of Spicers for all purposes, including the dispatch of notices of meeting, annual reports and dividends, should be altered to an address nominated by Paper Australia;

(vi) if any of your Spicers Shares are in an Issuer Sponsored Holding, applying to Spicers (whether directly or through a Broker) for it to provide to that attorney the Securityholder Reference Number (or SRN) allocated to you by

Spicers to identify you on the Issuer Sponsored Subregister of Spicers; and

(vii) doing all things incidental and ancillary to any of the foregoing,

and to have agreed that, in exercising such powers, the attorney is entitled to act in the interests of Paper Australia as the beneficial owner and intended registered holder of your Spicers Shares.

Paper Australia will indemnify you and keep you indemnified in respect of all costs, expenses and obligations which might otherwise be incurred or undertaken as a result of the exercise by an attorney of any powers under this Section 2.7(g). This appointment, being given for valuable consideration to secure the interest acquired in your Spicers Shares, is irrevocable, and terminates upon registration of a transfer to Paper Australia of your Spicers Shares;

(h) irrevocably authorised and directed Spicers to pay Paper Australia or to account to Paper Australia for all Rights in respect of your Spicers Shares subject, however, to any such Rights received by Paper Australia being accounted for by Paper Australia to you if this Offer is withdrawn or any contract resulting from acceptance of this Offer is rescinded or rendered void in accordance with Section 2.6;

(i) except where Rights have been paid or accounted for under Section 2.7(h), irrevocably authorised Paper Australia to deduct from the consideration otherwise due to you as a result of acceptance of this Offer the amount of all Rights referred to in Section 2.7(h) or any amount equal to the value of those Rights as reasonably assessed by Paper Australia (or, if there is a dispute, the Chairman of the ASX or his nominee); and

(j) if any of your Spicers Shares are in a CHESS Holding and you signed, completed and returned the Acceptance Form in respect of those Spicers Shares, irrevocably authorised Paper Australia to:

(i) instruct your Controlling Participant to initiate acceptance of this Offer in respect of those Spicers Shares in accordance with the SCH Business Rules; and

(ii) give any other instructions in relation to those Spicers Shares to your Controlling Participant on your behalf under the sponsorship agreement between you and the Controlling Participant.

2.8 Payment of Consideration

(a) If you accept this Offer, and the conditions of the Offers (and any contracts resulting from acceptance of the Offers) are waived or fulfilled, then Paper Australia will provide to you the consideration for your Spicers Shares in the following way:

(i) if you have elected to receive the consideration offered in Section 2.2(a)(i), Paper Australia will, subject to Section 2.11, cause to be issued to you on the terms of this Offer the PaperlinX Shares to which you become entitled as a result of acceptance of this Offer, and cause to be sent to you a holding statement in respect of those PaperlinX Shares to your address as shown on the Acceptance Form (or where no Acceptance Form is received for a CHESS Holding, the address registered in CHESS); or

(ii) if you have elected to receive the consideration offered in Section 2.2(a)(ii), Paper Australia will:

(A) subject to Section 2.11, cause to be issued to you on the terms of this Offer the PaperlinX Shares to which you become entitled as a result of acceptance of this Offer, and cause to be sent to you a holding statement in respect of those PaperlinX Shares to your address as shown on the Acceptance Form (or where no Acceptance Form is received for a CHESS Holding, the address registered in CHESS); and

(B) pay to you the amount of cash consideration required to be paid as a result of acceptance of this Offer, by cheque in Australian dollars sent at your risk by pre-paid ordinary mail or, if you have an overseas address, by pre-paid airmail, to your address as shown on the Acceptance Form (or where no Acceptance Form is received for a CHESS Holding, the address registered in CHESS).

(b) Paper Australia will provide the consideration to which you are entitled as a result of acceptance of this Offer:

(i) if Paper Australia is given the Transfer Documents at the same time as this Offer is accepted by you, on or before the earlier of:

(A) the day that is one month after the later of the date this Offer is accepted by you and the date this Offer, or the contract resulting from your acceptance of this Offer, becomes unconditional; and

(B) 21 days after the end of the Offer Period; or

(ii) if Paper Australia is given the Transfer Documents after this Offer is accepted by you and before the end of the Offer Period, on or before the earlier of:

(A) the day that is one month after the later of the date that Paper Australia is given the Transfer Documents and the date the contract resulting from your acceptance of this Offer becomes unconditional; and

(B) 21 days after the end of the Offer Period; or

(iii) if Paper Australia is given the Transfer Documents after this Offer is accepted by you and after the end of the Offer Period, on or before 21 days after Paper Australia is given the Transfer Documents.

(c) If Paper Australia is not given the Transfer Documents within one month after the end of the Offer Period, Paper Australia may rescind the contract resulting from acceptance of this Offer as if it had never been formed. In that case Paper Australia will have no liability to you arising out of this Offer or any acceptance of this Offer.

(d) If, at the time of acceptance of this Offer, you are resident in or a resident of a place outside Australia, you will not be entitled to receive any consideration under this Offer until all requisite authorities or clearances of the Reserve Bank of Australia or the ATO have been obtained by Paper Australia.

2.9 Variation of this Offer

Paper Australia may vary this Offer in accordance with the Corporations Law.

2.10 Withdrawal of this Offer

This Offer may be withdrawn with the written consent of ASIC, which consent may be given subject to such conditions (if any) as are specified in the consent.

If Paper Australia withdraws this Offer, all contracts resulting from its acceptance will automatically be void.

2.11 Foreign and Other Particular Shareholders

2.11.1 Foreign Shareholders

Note that this Section 2.11 does not apply to you even if your address, as shown in Spicer's register of members, is a place outside Australia and its external territories so long as it is lawful to offer to you, and for you to receive, PaperlinX Shares – see the definition of Foreign Shareholder below.

If you are a person whose address, as shown in the register of members of Spicers, is a place outside Australia and its external territories, and Paper Australia is prevented from lawfully making the offer of PaperlinX Shares under this Offer to you or it is unlawful for you to accept the offer of PaperlinX Shares under this Offer by the law of that place, then you will be a ***Foreign Shareholder*** for the purposes of this Section 2.11.

If you are a Foreign Shareholder and you accept this Offer, Paper Australia will arrange for a nominee sale in accordance with Section 2.11.3.

2.11.2 Odd Lot Shareholders

If the PaperlinX Shares which would be issued to you as a result of acceptance of this Offer would not constitute a marketable parcel within the meaning of the business rules of the ASX (calculated having regard to the closing price of PaperlinX Shares on the ASX on 22 November 2000), then you will be an ***Odd Lot Shareholder*** for the purposes of this Section 2.11. You will be an Odd Lot Shareholder if the number of PaperlinX Shares which would be issued to you as a result of acceptance of this Offer would be less than 150.

If you are an Odd Lot Shareholder and you accept this Offer, Paper Australia will arrange for a nominee sale in accordance with Section 2.11.3.

2.11.3 Nominee Sale

If you are a Foreign Shareholder or an Odd Lot Shareholder, you will not be entitled to receive PaperlinX Shares as a result of your acceptance of this Offer, and Paper Australia will:

(i) arrange for the allotment to a nominee approved by ASIC (the ***Nominee***) of the number of PaperlinX Shares to be issued in accordance with the Offers to which you and all other Foreign Shareholders and Odd Lot Shareholders would have been entitled but for this Section 2.11;

(ii) cause the PaperlinX Shares so allotted to be offered for sale by the Nominee in the manner, at the price and on such other terms and conditions determined by the Nominee; and

(iii) cause the amount ascertained in accordance with the formula below to be paid to you:

$$\text{Net Proceeds of Sale} \times = \frac{NFS}{TFS}$$

where:

Net Proceeds of Sale is the amount (if any) remaining after deducting from the proceeds of sale the expenses of the sale;

NFS is the number of PaperlinX Shares which would, but for this Section 2.11, otherwise have been issued to you; and .

TFS is the total number of PaperlinX Shares issued to the Nominee under this Section 2.11.3.

Payment of the amount referred to in Section 2.11.3(iii) will be made by cheque in Australian dollars or, if this is unlawful, the currency of the country of your residence (as shown in the register of members of Spicers).

2.12 Costs and Expenses

All costs and expenses of the preparation, dispatch and circulation of this Bidder's Statement, and all stamp duty payable on transfers of Spicers Shares in respect of which Offers are accepted, will be paid by Paper Australia.

3

Details of PaperlinX

3.1 Description of PaperlinX

3.1.1 Overview

Paper Australia is a member of the PaperlinX Group, being a wholly owned subsidiary of PaperlinX. PaperlinX is Australia's largest paper manufacturer and distributor and presently the only manufacturer of communication papers and high performance packaging papers, having sold over 965,000 tonnes of paper products in the year ended 30 June 2000. Section 5.5.4 sets out recent competitor developments.

PaperlinX conducts its activities through two major business segments:

- **Communication Papers:** Production, distribution and sales of a wide range of communication papers in Australia and New Zealand, including merchanting, distribution and sales of imported paper products. Merchanting, distribution and sales are conducted through PaperlinX's merchants, which include Dalton Fine Paper, Tomasetti Paper House and PaperHouseXpress. Paper production and direct sales are conducted through PaperlinX's Australian Paper group.
- **Packaging Papers:** Production and sales of high performance packaging papers, which are used by a wide range of packaging manufacturers to make products including boxes, sacks, bag papers and wrapping paper. Production and direct sales are conducted through Australian Paper.

In addition, PaperlinX operates an international trading business, which comprises paper trading and raw materials trading and a plantations business comprising approximately 53,500 planted hectares of pine and eucalypt plantations. PaperlinX also has a 41.8% investment in Spicers.

PaperlinX's operations are highly integrated, from ownership of plantations and manufacture of pulp and paper through to distribution of paper products.

3.1.2 History

PaperlinX has operated as a separate listed entity on the ASX since 17 April 2000. It has, however, a much longer history of supplying high quality and innovative paper-based products to the Australian and New Zealand markets as part of the Amcor Group. The Amcor Group first commenced its paper manufacturing and distribution operations in 1926.

PaperlinX was demerged from the Amcor Group in April 2000. As part of that process, a number of assets and businesses were transferred to PaperlinX by Amcor, with effect from 1 April 2000, to ensure that PaperlinX had all the assets, businesses and undertakings necessary to conduct its business as described in this Section 3.1.

3.1.3 Business Strengths

PaperlinX's key business strengths include:

- **Leading market segment positions:** PaperlinX has strong market segment shares in all of its major products, including approximately 60% share in the fast-growing office papers market segment, and approximately 90% share of the supply of kraft linerboard in Australia. PaperlinX is also the leading supplier of office papers in New Zealand. PaperlinX's merchants represent many international quality brands from overseas mills, usually held on an exclusive, long-term basis. Approximately 60% of Australia's communication papers are imported.
- **Strong brand names:** PaperlinX has a range of well-established brand names, including REFLEX™, the leading office papers brand in Australia and New Zealand with approximately 40% share of office papers in Australia. Other high profile brands include AUSTRALIAN COPYING PAPER™, RENEW™ (recycled copy paper), OPTIX™ (coloured office papers) and REDAN™, CENTREFOLD™, IMPRESS™ and ACCLAIM™ (coated papers).
- **Strong customer relationship with Amcor:** PaperlinX is the major supplier of kraft linerboard to Amcor, used in the construction of high performance corrugated boxes, supplying almost all of Amcor's requirements in the year ended 30 June 2000. PaperlinX is also the major supplier of sack kraft paper to Amcor's multiwall sack division. PaperlinX has a series of long-term supply contracts with Amcor for these products, established as part of PaperlinX's demerger from Amcor (see Section 7.12.1(f)).
- **Reputation for superior quality products and innovation:** In communication papers, PaperlinX has a reputation for producing premium quality office paper. In packaging papers, PaperlinX's kraft linerboard products have a reputation for superior strength-to-weight ratios and greater resistance to moisture and cyclical humidity conditions than products made from recycled linerboard. PaperlinX's reputation is strongly related to its high degree of expertise in new product design utilising extensive research and development and quality control.
- **Vertically integrated operations:** PaperlinX's operations are vertically integrated from ownership of plantations and the manufacture of pulp and paper through to the distribution of paper products. In the year ended 30 June 2000, PaperlinX's paper machines supplied approximately 65% of the total sales of its merchanting operations. PaperlinX's high level of integration improves overall profitability and

reduces exposure to price movements in the markets for pulp and manufactured papers.

- **Product diversification:** PaperlinX provides a diversified range of products, predominantly in Australia and New Zealand. Market diversification helps reduce volatility in PaperlinX's earnings by limiting exposure to industry specific conditions. Earnings from packaging papers have historically been less cyclical than from communication papers, providing a stable base in periods of cyclical downturn in communication papers.
- **Low-cost producer and distributor:** Over the past few years, PaperlinX has significantly reduced its operating costs through a number of successful initiatives. From January 1997 to June 2000, over $100 million of costs were taken out of the business. Initiatives included the introduction of the world-scale M5 office papers machine, closure of the uneconomic and aged Burnie pulp mill, rationalisation of PaperlinX's paper merchants, rationalisation of back office functions and purchasing initiatives. As a result, PaperlinX has generally been able to increase profit and return on investment, despite periods of lower paper prices and consistently strong competition from Asia and other international manufacturers. PaperlinX is now able to withstand competitive pricing pressures better, even during periods of cyclical downturn. PaperlinX has a range of additional cost-reduction initiatives planned for the next few years.
- **Customer service:** PaperlinX is focussed on delivering superior customer service and developing strong customer relationships. Key factors in PaperlinX's ability to deliver superior service include strategically located Australian manufacturing and distribution facilities, a broad range of imported and Australian-made products and strong technical expertise.
- **High quality management team and workforce:** PaperlinX has a strong and experienced management team at both the corporate and operating levels. The Managing Director of PaperlinX, Mr Ian Wightwick, who joined Amcor in 1981 after 26 years' experience in the oil, chemical and food industries, leads the management team. The senior executives supporting Mr Wightwick provide a balance of technical, financial, operational and strategic management capabilities with substantial collective experience in the paper products and manufacturing industries. The workforce at PaperlinX's mills is highly skilled, operating high technology automated manufacturing plants utilising recently developed National Competency Standards to ensure adequate training and experience.

3.1.4 *Business Strategies*

The market for paper products today is very different from the market of yesterday. New communications and printing technologies and customer requirements have led to and demanded rapid improvement in paper quality, an increase in the range of paper products and strong growth in many segments, particularly in cut-size office papers used by printers, photocopiers and facsimile machines in large, small and home offices. Increased globalisation has led to greater competition, greater focus on customer service and emphasis on lowering production costs.

PaperlinX believes it is in a strong position to meet the changes to its key market segments. PaperlinX's key business strategies are to:

- **Focus on paper merchanting and distribution:** PaperlinX's key focus will be on international growth in paper merchanting and distribution. PaperlinX's objective is to strengthen existing powerful relationships with international paper manufacturers, who are major suppliers of communication papers and virgin wood pulp to PaperlinX. PaperlinX continues to develop its presence in the Asia Pacific region through its wide network of offices throughout Asia, United States and Europe.
- **Further develop supply chain management and e-commerce:** PaperlinX operates, and will continue to develop, highly sophisticated supply chain management, logistics and e-commerce systems, which are designed to deliver products to customers in the shortest possible time and at the lowest possible cost. Based on recent customer research, PaperlinX has restructured its sales, marketing, e-commerce and supply chain operations to align with its key market segments. PaperlinX believes that its e-commerce strategies will provide significant marketing advantage in the future.
- **Maintain and improve on existing strong market shares in its core products:** PaperlinX will pursue this by focussing on customer needs, building on its reputation for superior product quality and customer service, leveraging its strong brand names, including REFLEX™ and AUSTRALIAN COPYING PAPER™, and maintaining strong access to its markets via its paper merchants and direct mill sales. PaperlinX also increased its office papers capacity in 1998 with the construction of the M5 paper machine. This machine enables PaperlinX to

meet the fast growth in demand for office papers in Australia and New Zealand.

- **Lower costs of production and distribution:** The construction of the state-of-the-art M5 office papers machine in 1998 significantly reduced PaperlinX's production costs. PaperlinX also maintains an advantage over international producers in transport and distribution due to its close proximity to the market. PaperlinX has in place a strategy to continue to lower the costs of production and distribution via its paper merchants and direct mill sales.

PaperlinX's overriding business objective is to increase shareholder value by generating a return on invested capital in excess of PaperlinX's cost of capital. Accordingly, PaperlinX will continually review its portfolio of assets and its capital structure and will take actions where appropriate to increase shareholder value.

3.1.5 *Merchants*

PaperlinX's paper merchants will focus on communication papers, offering a broad range of products covering all paper requirements for specialist and general printers, converters and packaging companies. They are customer driven, with a reputation for excellent service supported by first-class systems and well-trained enthusiastic staff.

In the year ended 30 June 2000, PaperlinX's merchants sold 327,700 tonnes of communication papers, sourcing 65% of their volumes from PaperlinX's paper manufacturing business and 35% from overseas suppliers. PaperlinX merchants have developed strong relationships over many years with leading overseas paper mills.

To maximise synergy benefits and further develop PaperlinX's strong customer focus, the merchants are under common management. PaperlinX has researched the communication papers industry that it serves to determine the structural changes currently taking place and predicted for the future, new technologies which will impact on its markets and the emerging needs of the customers in these markets. Based on this research, PaperlinX has restructured its merchanting business to align the business segments more closely with anticipated customer needs.

As a support business for its merchants and customers, PaperlinX operates Southern Cross Converting, which has paper rewinding and sheeting facilities in Sydney, Melbourne and Brisbane. This allows PaperlinX's merchants to supply customers' special requirements for both locally produced and imported papers at short notice.

To capitalise on the strengths of PaperlinX's infrastructure and the new customer alignment, PaperlinX is reforming its supply chain structure to incorporate both the merchants and Australian Paper under a single entity. This will ensure inventory is used in the most efficient and cost-effective manner and that the distribution network will provide the highest level of customer service.

3.1.6 *Australian Paper*

Overview

Australian Paper is the manufacturing arm of PaperlinX. It manufactures communication papers, packaging papers and pulp from 11 paper machines, one coating machine, six pulp mills and two recycling plants at four locations in Australia. Australian Paper markets these products directly to major converters, to PaperlinX's merchants and independent merchants, original equipment manufacturers and distributors.

Australian Paper's pulp mills and paper machines are highly integrated, with all of PaperlinX's pulp production used by PaperlinX's paper machines. The largest plant is located on a 360 hectare site at Maryvale, Victoria, which contains three pulp mills and a recycling plant supplying five paper machines, including the new 180,000 tonne capacity M5 office papers machine.

Paper and Coating Machines

(a) Products

Australian Paper's paper and coating machines produce a broad range of communication papers and high performance packaging papers.

The range of communication papers includes cut-size office papers (used in printers, photocopiers and sheet-fed facsimile machines), coated woodfree and mechanical film coated offset papers (used in magazines, annual reports and advertising materials), book publishing papers, offset papers, envelope papers, forms papers, security papers, stationery papers and specialty communication papers including watermarked papers. The major end uses for communication papers produced by Australian Paper are for office, commercial printers, advertising and home applications.

The range of packaging papers includes kraft and recycled linerboard, bag and wrapping papers and sack kraft. Kraft linerboard is used primarily as the face material for corrugated cardboard boxes. Bag and wrapping papers are used for a variety of end uses, including lightweight paper bags (e.g. sandwich bags, fast food bags), waxing base, wrapping paper, flour/sugar bags and for lamination to film and foil for specialty packaging. Sack kraft is

used to make paper sacks for products such as cement and powdered milk. A large emerging market for sack kraft is in paper-based packaging for dry pet food for the local and export market.

(b) Sales and Market Position

Australian Paper is Australia's largest paper manufacturer and the only Australian manufacturer of fine communication papers and virgin kraft linerboard. All key products manufactured by Australian Paper have a significant position in the market segments in which they are sold.

Approximately 45% of communication papers produced by PaperlinX were sold internally to PaperlinX's merchants in the year ended 30 June 2000. The remainder were sold directly by Australian Paper's direct sales offices to merchants in Australia and New Zealand, including Spicers, and to office equipment manufacturers (such as Xerox), which bundle the paper with their other products and services under their own trade names.

Historically, PaperlinX's sales of communication papers have been hampered by a lack of capacity, which allowed overseas producers to increase their share of the Australian market. However, the start-up of the M5 office papers machine has added 180,000 tonnes per annum of new capacity, allowing the demand for products such as office papers to be filled and new products to be developed and marketed from PaperlinX's other paper machines, including coated papers at Wesley Vale.

Packaging papers are predominantly sold directly by Australian Paper to large converting customers. Australian Paper's largest customer is Amcor, where sales are made under long-term contractual arrangements.

Approximately 10% of Australian Paper's sales were exported outside Australasia in the year ended 30 June 2000. Asia is expected to remain a viable market for any excess kraft linerboard and sack kraft capacity due to predicted regional excess of demand over local supply in future years.

(c) Production

Paper machines at Maryvale, Shoalhaven, Burnie and Wesley Vale produce communication papers, with the vast majority of office papers now manufactured at Maryvale and all coated paper manufactured at Wesley Vale. Packaging papers, including kraft linerboard, bag and sack papers are all manufactured at Maryvale.

PaperlinX's new M5 office papers machine at Maryvale mill was completed ahead of schedule and within budget in July 1998. The machine produces high-quality office papers, including the REFLEX™ brand. Overall M5's performance has exceeded expectations.

Upgrading of PaperlinX's WV11 machine at its Wesley Vale mill in Tasmania was completed in June 1998 and production of film coated publication paper for use in catalogues, magazines and direct mail now accounts for more than half of the output of this machine. The new product, which competes with coated mechanical papers and high grade uncoated mechanical papers previously imported, has been strongly supported by customers.

Australian Paper currently has total paper manufacturing capacity of 875,000 tonnes per annum. In the year ended 30 June 2000, paper production totalled 807,000 tonnes per annum, including 466,000 tonnes of communication papers and 341,000 tonnes of packaging papers.

PaperlinX's production is expected to increase by approximately 6% in the year ended 30 June 2001, largely due to the completion of the start-up phase of the new M5 office papers machine.

(d) Raw Materials

The predominant raw material used in paper manufacture is pulp obtained from either pine or eucalypt pulpwood or from recycled papers. Australian Paper sourced approximately 70% of its virgin pulp requirements from its own pulp mills in the year ended 30 June 2000. In that year, PaperlinX sourced approximately 176,000 tonnes of virgin pulp externally.

For communication papers, the Maryvale and Wesley Vale mills produce the majority of their own eucalypt pulp requirements, supplementing this with imported pulp. The Shoalhaven mill has a de-inking plant supplying recycled office paper and milk cartons to meet the majority of its fibre needs for production of envelope papers and utilises selected imported pulps for its production of specialty papers. The Burnie mill is totally dependent on imported pulp.

For packaging papers, the Maryvale mill uses unbleached pine kraft pulp, and eucalypt semi-chemical pulp produced on site, together with recycled fibre processed through its own 100,000 tonnes per annum capacity recycling plant. Bleached packaging grades are manufactured from imported bleached pine kraft pulp.

Wastepaper used at Australian Paper mills is supplied by Amcor under long-term contractual agreements.

Approximately two thirds of imported pulp used by PaperlinX in the year ended 30 June 2000 was bleached eucalypt pulp, predominantly used in the production of communication papers. The remaining one third of imported pulp was bleached pine pulp, predominantly used in the manufacture of bleached packaging grades.

Pulp mills and Recycling Plants

(a) Production

PaperlinX currently has total pulp and recycled paper manufacturing capacity of 605,000 tonnes per annum, including 170,000 tonnes per annum of pine kraft pulp and 150,000 tonnes per annum of unbleached eucalypt kraft pulp, the majority of which is then bleached. In the year ended 30 June 2000, production totalled 539,000 tonnes.

(b) Raw Materials

Pine and eucalypt pulpwood is used in the manufacture of pulp. The Maryvale pulp mills currently source approximately 55% of pine pulpwood requirements and 7% of eucalypt pulpwood requirements from PaperlinX's own plantations. The remaining requirements are sourced from local forestry owners and from the Victorian Department of Natural Resources and Environment under long-term supply arrangements. The pulp mills at Wesley Vale source their pulpwood requirements from Tasmanian suppliers.

Pine pulp is predominantly used in the manufacture of packaging papers and mechanical communications papers. Bleached eucalypt pulp is predominantly used in the manufacture of fine communication papers. Unbleached eucalypt pulp is predominantly used in the manufacture of packaging grades.

3.1.7 Trading

PaperlinX operates an international trading business comprised of paper trading and raw materials trading.

Paper trading

PaperlinX's international paper trading business operates under the name Pacific Paper Marketing (***PPM***). PPM is a trading network with offices in Australia, New Zealand, the United States, Norway, Japan, Hong Kong, Taiwan, Singapore and Malaysia, handling 390,000 tonnes of paper sales per annum to 40 countries. PPM imports and exports paper and board throughout the Pacific Rim, including PaperlinX's exports to Asia and the United States, and imports of specialised paper for the Australian and New Zealand markets. In Asia, PPM imports paper from Australia, New Zealand, the United States and Europe, while PPM in Norway sources European paper for the Asian and Australasian markets. In the United States, PPM exports paper from United States mills to Asia and Latin America and provides a sales distribution service on the west coast for local and overseas mills.

PPM principally sells on a commission basis, with the annual value it transacts for its suppliers being $345 million.

Raw Materials Trading

PaperlinX's international raw materials trading business trades under the name 'Amtrade International' (***Amtrade***). In the year ended 30 June 2000, Amtrade had sales of approximately $167 million from offices throughout Australia, New Zealand, China and the United Kingdom (servicing Europe). Amtrade sources and trades raw materials, intermediates, finished product and specialties from the world's leading producers for a wide cross section of manufacturing and conversion industries. It services over 1,600 customers across the food, cosmetics/personal care, stockfeed, surface coating, building, plastics and water treatment industries. Amtrade's marketing specialists in each of these areas provide both the commercial and technical link between the customers and overseas suppliers.

Amtrade also provides a fully integrated supply chain program to PaperlinX for specific bleaching chemicals used in paper production, as well as a program for Amcor's flexible packaging plants for solvents and related chemicals. The China and United Kingdom offices manage the logistics associated with these activities.

3.1.8 Plantations

PaperlinX's plantations business, Australian Paper Plantations (***APP***), comprises 82,600 hectares of land in the Latrobe Valley and East Gippsland regions of Victoria. APP has approximately 53,500 hectares planted with pine and eucalypt plantations, 9,300 hectares of native buffers and strips, and the balance is land to be planted, roads, firebreaks and buffer strips.

In the year ended 30 June 2000, APP produced approximately 820,000 cubic metres of pine and eucalypt logs from its plantations estate. This is expected to grow to over 1.0 million cubic metres per annum as the eucalypt estate reaches maturity in 2017.

In the year ended 30 June 2000, approximately 445,000 cubic metres, or 54% of APP's output, were used internally by PaperlinX in the manufacture of pulp. This comprised 395,000 cubic metres of pine pulpwood

and 50,000 cubic metres of eucalypt pulpwood output. The remaining 375,000 cubic metres of production was predominantly pine sawlogs, the majority of which was sold to sawmills under long-term contractual arrangements.

APP also sources pulpwood from other suppliers for use in PaperlinX's pulp mills. APP generated external sales revenues of approximately $21 million in the year ended 30 June 2000.

3.2 Directors of PaperlinX

PaperlinX currently has a board of six directors.

D E (David) Meiklejohn B Com, Dip Ed, FCPA, FAIM, FAICD

(Chairman) Age 58

Mr Meiklejohn was appointed a director and Chairman of PaperlinX in December 1999. He has had extensive experience in the paper, packaging and distribution industries for over 30 years. He joined Amcor in 1966, was appointed Chief Financial Officer in 1981 and an Executive Director of Amcor in 1985. He retired from the Board of Amcor in April 2000 and as an executive of Amcor on 30 June 2000. He is currently Chairman of Kimberly-Clark Australia Pty Limited and a director of OneSteel Limited and Spicers, and was formerly a director of Colonial Limited and Treasury Corporation of Victoria.

Chairman of the Nomination Committee and a member of the Human Resources and Audit and Compliance Committees.

I M (Ian) Wightwick ASTC (App Chem), B Ec, M Admin

(Managing Director) Age 61

Mr Wightwick was appointed Managing Director of PaperlinX in January 1998. He joined Amcor in 1981 after 26 years' experience in the oil, chemical and food industries. His previous positions within Amcor have included general manager roles in sales and marketing, functional coatings, corporate planning, technology, the Fine Papers Group and Managing Director of Australian Paper and Amcor Paper Australia.

Member of the Human Resources Committee.

B J (Barry) Jackson B Com (Hons)

(Non-Executive Director) Age 55

Mr Jackson was appointed to the board of directors of PaperlinX in February 2000. He has a strong managerial and manufacturing background and is currently Managing Director of Pacifica Group Limited. His previous roles include Chief Executive of BTR Nylex's Building Products Group and Managing Director of the Australian Wool Corporation.

Chairman of the Human Resources Committee and a member of the Nomination Committee.

N L (Nora) Scheinkestel LLB (Hons) Ph D

(Non-Executive Director) Age 40

Dr Scheinkestel was appointed to the board of directors of PaperlinX in February 2000. Her background is as a senior finance executive with international banks and as a consultant in structured and project finance. She currently holds directorships with City West Water Ltd, Docklands Authority, Medical Benefits Fund of Australia Ltd, IOOF Ltd and Newcrest Mining Limited, and is an Associate Professor at the Melbourne Business School.

Chairman of the Audit and Compliance Committee and a member of the Nomination Committee.

D A (David) Walsh LLB

(Non-Executive Director) Age 61

Mr Walsh was appointed to the board of directors of PaperlinX in July 2000. He is a partner of the law firm, Mallesons Stephen Jaques. He is also Chairman of Templeton Global Growth Fund Ltd, and a director of Asia Pacific Specialty Chemicals Ltd and Heide Museum of Modern Art.

Member of the Human Resources Committee and the Audit and Compliance Committee.

L J (Lindsay) Yelland B Sc

(Non-Executive Director) Age 54

Mr Yelland was appointed a director of PaperlinX in February 2000. He is currently Chairman of Telstra-Saturn and a non-executive director of Ideas International Pty Ltd. Prior to joining Telstra, Mr Yelland held numerous positions in the computer industry, including Vice President, Asia Pacific, Data General Corp and Vice President of Apollo Computer Corporation. His previous role with Telstra was as Group Managing Director, Telstra Business Solutions.

Member of the Nomination Committee and the Audit and Compliance Committee.

3.3 Corporate Governance Arrangements

The directors have adopted a set of principles for the corporate governance of PaperlinX which, together with the following committees, establish the framework of how the board of directors is to carry out its duties and obligations on behalf of the shareholders. The following outlines the corporate governance practices in place at the date of this Bidder's Statement (unless stated otherwise).

Board of Directors and its Committees

The board of directors has the overall responsibility for corporate governance of PaperlinX including its

strategic direction, the review of plans established by the management team and the monitoring of performance against those plans. To assist in the execution of its responsibilities, the directors have established a Nomination Committee, Human Resources Committee and Audit and Compliance Committee.

All committees have written mandates and operating procedures, which will be reviewed on a regular basis and operate principally in a review or advisory capacity, except in cases where powers are expressly conferred on or delegated to a committee by the board of directors.

The board of directors has also established a framework for the management of the consolidated entity, including a system of internal control and business risk management and the establishment of the appropriate ethical standards.

Nomination Committee

The Nomination Committee has the responsibility of recommending to the board new nominees for membership of the board of directors and the remuneration of non-executive directors. This committee is also responsible for instituting processes to monitor and report on the performance of the board of directors.

Human Resources Committee

The role of the Human Resources Committee is to advise the board of directors on remuneration policies and practices for PaperlinX and to make specific recommendations to the board of directors on remuneration packages and policies applicable to senior management. This committee's role also includes responsibility for share option plans, incentive performance packages and succession planning. Remuneration levels are set competitively to attract the most qualified and experienced senior executives. The Human Resources Committee also considers independent advice on appropriate remuneration packages.

Audit and Compliance Committee

The role of the Audit and Compliance Committee is set out in a charter which has been approved by the board of directors. The role of the committee is to advise on the establishment and maintenance of a framework of internal control and compliance reporting for the management of PaperlinX. The responsibilities of the committee include the following, to:

- review the financial reports prior to external release;
- monitor the activities of the internal audit function;
- review internal and external audit reports to ensure that where significant deficiencies in controls or procedures have been identified, management takes prompt remedial action;
- liaise with external auditors to ensure that the annual and half-yearly audits are conducted effectively;
- monitor the establishment of an appropriate internal control framework;
- review major capital project post audits;
- monitor funding commitments and availability;
- assess and review business risk; and
- review major non-financial regulatory matters through the use of a compliance monitoring regime covering various areas of exposure, including environment, safety and health, asset protection and trade practices.

3.4 Capital Information of PaperlinX

Various information regarding PaperlinX's capital, including details of the share capital structure of PaperlinX and a summary of the rights and liabilities attaching to PaperlinX Shares, is set out in Section 5 of this Bidder's Statement.

3.5 Recent Announcements to the ASX by PaperlinX

Since 30 June 2000 (being the date of the last balance sheet laid before PaperlinX in general meeting), the following material announcements (other than in relation to the Offers) have been made by PaperlinX to the ASX:

- On 5 October 2000, PaperlinX announced price increases for a wide range of communication papers, including office papers, and that the price increases will be from 5%, depending on grade, and will be effective from 1 December 2000.
- On 11 October 2000, PaperlinX announced that it had entered into agreements to install an advanced e-commerce capability across its businesses for both customer interface and e-procurement. The announcement stated that the first phase of the project would focus on allowing PaperlinX's merchants (Dalton Fine Paper, Tomasetti Paper House, PaperHouseXpress and Paperpoint in Australia, and Dalton Fine Paper in New Zealand) to transact with its customers over the Internet.
- On 31 October 2000, the Chairman of PaperlinX delivered his address to the annual general meeting of PaperlinX. A copy of the Chairman's address is attached to this Bidder's Statement as Annexure B.

3.6 Further Information about PaperlinX

PaperlinX is a disclosing entity for the purposes of the Corporations Law and, as such, is subject to the regular reporting and disclosure obligations imposed by the ASX Listing Rules and the Corporations Law.

Copies of documents lodged with ASIC in relation to PaperlinX pursuant to those obligations or otherwise under the Corporations Law or the Corporations Regulations may be obtained from, or inspected at, any office of ASIC.

4

Effect of the Offers

This Section 4 provides information on the intentions of PaperlinX and Paper Australia concerning Spicers and the financial position and prospects for PaperlinX following the close of the Offers.

4.1 PaperlinX's Intentions Concerning Spicers

4.1.1 *Introduction*

This Section 4.1 sets out PaperlinX's intentions, on the basis of the facts and information concerning the Spicers Group which are known to it and the existing circumstances affecting the business of the Spicers Group, in relation to the following:

(a) the continuation of the business of the Spicers Group;

(b) any major changes to be made to the business of the Spicers Group, including any redeployment of the fixed assets of the Spicers Group; and

(c) the future employment of the present employees of the Spicers Group.

Those intentions, as described in this Section 4.1, are also the intentions of Paper Australia.

The intentions set out in this Section 4.1 have been based on information which is publicly available about the Spicers Group. PaperlinX has not had access to the information necessary to assess the operational, commercial, taxation and financial considerations relevant to making any final decision on the above matters.

Accordingly, it is important to note that the specific intentions formed by PaperlinX in relation to the Spicers Group, as set out in this Section 4.1, are preliminary only. After the close of the Offers, and assuming that Paper Australia has acquired all of the Spicers Shares or it is able to acquire compulsorily any outstanding Spicers Shares, PaperlinX plans to conduct a review of all the businesses, assets and operations of the Spicers Group (including the roles of the employees of the Spicers Group) to evaluate performance, profitability and prospects of Spicers in light of the information then available to PaperlinX. Following that review, PaperlinX's preliminary intentions may be developed, reconsidered, abandoned or confirmed.

PaperlinX would seek to implement its intentions in respect of Spicers as set out in this Section 4.1 even if PaperlinX acquires less than 100% of Spicers following the close of the Offers, although PaperlinX recognises that its ability to do so will be dependent upon the level of its shareholding in Spicers and the circumstances at the time (including legal, regulatory and ASX requirements).

4.1.2 *General Intentions*

It is PaperlinX's intention, following the end of the Offer Period:

(a) To seek the resignation of the existing directors of the board of Spicers and appoint, in their place, nominees of PaperlinX as directors of Spicers and of its related corporations so that persons nominated by PaperlinX will constitute a majority of these boards.

(b) If it becomes entitled to acquire compulsorily Spicers Shares under Part 6A.1 of the Corporations Law (as a result of acquisition of Spicers Shares under the Takeover Bid or otherwise), to exercise those rights and to have Spicers apply for its removal from the Official List of the ASX.

Even if PaperlinX does not become entitled to exercise compulsory acquisition rights following the Takeover Bid under Part 6A.1 of the Corporations Law, it may nevertheless be or become entitled to exercise general compulsory rights under Part 6A.2 of the Corporations Law. PaperlinX intends to exercise such rights if they become available.

(c) To invite Mr Peter Waterworth (the current Managing Director of Spicers) to join the board of PaperlinX as an executive director, and to invite Mr Andrew Guy (a non-executive director of Spicers) to join the board of PaperlinX as a non-executive director.

4.1.3 *Specific Intentions*

PaperlinX is Australia's largest paper distributor and manufacturer. It is the only manufacturer and is the largest distributor of communication paper. PaperlinX's strategy is to become a major international independent merchant and distributor of communication paper.

PaperlinX believes that the combined operations of PaperlinX and Spicers will provide a sound basis to achieve this strategy, both by providing a platform for international growth in communication paper distribution and by offering significant cost saving synergies.

PaperlinX's preliminary intentions with respect to the businesses of Spicers are as follows:

(a) Paper Merchanting – Australia

In Australia, Spicers operates two paper merchanting businesses, Spicers Paper and Edwards Dunlop Paper. PaperlinX intends to integrate the corporate merchant management of Spicers Paper with its existing paper merchanting businesses (Dalton Fine Paper, Tomasetti Paper House and PaperHouseXpress).

PaperlinX's objective will be to achieve rationalisation benefits within the businesses, especially in the areas of warehousing, logistics and purchasing, and also to leverage PaperlinX's significant investment in e-commerce, logistics and supply chain management.

PaperlinX intends to divest Edwards Dunlop Paper and in this regard has offered an undertaking to the ACCC (see Section 7.9.2).

(b) Stationery – Australia

The Spicers Stationery Group manufactures and distributes envelopes and a variety of stationery (including files and folders, exercise books and playing cards).

It is PaperlinX's intention to divest the envelope business of Spicers. In this respect, PaperlinX is subject to a non-compete arrangement in relation to such a business resulting from the divestment of Amcor's envelopes business in 1999.

PaperlinX intends to review the balance of the stationery business of Spicers after the close of the Offers in order to determine the strategic fit of the business with the communication paper distribution business in Australia.

(c) Paper Merchanting – New Zealand

In New Zealand, Spicers operates two paper merchanting businesses, Spicers Paper and Armitron Paper, which together constitute the leading communication paper distributor in New Zealand.

PaperlinX has a small paper merchanting business in New Zealand – Dalton Fine Paper New Zealand. PaperlinX may integrate the management of Dalton Fine Paper New Zealand with the management of the two Spicers businesses.

(d) Paper Merchanting – USA and Asia

PaperlinX intends to expand and develop the Spicers Paper distribution businesses in the western United States of America and in Asia (Malaysia, Singapore and Hong Kong) and, more generally, intends to use the Spicers Paper brand name in the development of its international fine paper distribution business.

To the extent practicable, synergies will be sought between the Spicers Paper merchanting businesses in the USA and Asia, and PaperlinX's international paper trading business, Pacific Paper Marketing.

(e) Corporate Head Office

PaperlinX intends to merge the corporate head office functions of Spicers within PaperlinX's existing corporate head office to the extent practicable in order to eliminate duplicated functions and costs.

4.1.4 *Employees*

PaperlinX will review the future employment of the present employees of Spicers having regard to its specific plans for each of the Spicers businesses. Where businesses or functions are to be integrated, selection of personnel for the integrated businesses or functions will be made from the present employees of PaperlinX and Spicers having regard to an assessment of the requirements of each position. However, no decision is intended to be made on redeployment or redundancy of individual employees of the businesses until the review of all the businesses, assets and operations of the Spicers Group is conducted after the close of the Offers.

4.2 Pro Forma Merged Group Balance Sheet

4.2.1 *Introduction*

The table in Section 4.2.3 shows:

(a) PaperlinX consolidated summary balance sheet as at 30 June 2000 as shown in the PaperlinX Annual Report 2000;

(b) Spicers consolidated summary balance sheet as at 30 June 2000 as shown in the Spicers Annual Report 2000;

(c) a pro forma balance sheet of the Merged Group assuming that the acquisition of Spicers was completed as at 30 June 2000 on the basis of 100% acceptance of the Share Offer; and

(d) a pro forma balance sheet of the Merged Group assuming that the acquisition of Spicers was completed as at 30 June 2000 on the basis of 100% acceptance of the Cash and Share Offer.

4.2.2 *Assumptions and Adjustments*

The pro forma balance sheets in Section 4.2.3 reflect the following adjustments and assumptions:

- no material sales of businesses or assets of Spicers or PaperlinX, and no material investments in new projects will occur prior to the end of the forecast period;
- the borrowings of the Merged Group including approximately $7 million for transaction related costs;
- a provision of approximately $13 million being raised for integration costs expected to be incurred by the Merged Group in connection with the merger (see Section 4.4 for further details); and
- every PaperlinX Share issued as consideration under the Offers having a deemed issue price of $3.15 (i.e. the closing price of PaperlinX Shares on the ASX on the day before the announcement of the Takeover Bid, less 10%). The actual issue price of PaperlinX Shares to be issued under the Offers will be determined at the time of allotment.

4.2.3 Pro Forma Balance Sheets

	PaperlinX Consolidated as at 30 June 2000	Spicers Consolidated as at 30 June 2000	Pro Forma Merged Group based on position as at 30 June 2000	
			100% Acceptance of Share Offer	100% Acceptance of Cash & Share Offer
	A$m	A$m	A$m	A$m
CURRENT ASSETS				
Cash	29.6	50.0	79.6	79.6
Receivables	290.3	229.8	520.1	520.1
Inventories	290.0	263.7	551.2	551.2
Total Current Assets	609.9	543.5	1,150.9	1,150.9
NON-CURRENT ASSETS				
Investments	114.5	3.6	3.6	3.6
Property, plant and equipment	1,048.8	85.9	1,134.7	1,134.7
Standing timber	165.2	0.0	165.2	165.2
Intangibles	10.4	20.1	109.1	114.7
Other	29.9	11.8	41.7	41.7
Total Non-Current Assets	1,368.8	121.4	1,454.3	1,459.9
Total Assets	1,978.7	664.9	2,605.2	2,610.8
CURRENT LIABILITIES				
Accounts payable	192.4	237.2	442.6	442.6
Borrowings	7.5	59.6	67.1	67.1
Provisions	84.0	15.5	92.6	92.6
Total Current Liabilities	283.9	312.3	602.3	602.3
NON-CURRENT LIABILITIES				
Borrowings	569.6	73.4	650.0	751.0
Provisions	178.0	9.7	187.7	187.7
Total Non-Current Liabilities	747.6	83.1	837.7	938.7
Total Liabilities	1,031.5	395.4	1,440.0	1,541.0
Net Assets	947.2	269.5	1,165.2	1,069.8
SHAREHOLDERS' EQUITY				
Share capital	928.2	201.9	1,151.2	1,055.8
Reserves	7.6	0.9	7.6	7.6
Retained profits	11.3	66.7	6.3	6.3
Shareholders' equity attributable to members of the parent entity	947.1	269.5	1,165.1	1,069.7
Outside equity interests in controlled entities	0.1	0.0	0.1	0.1
Total Shareholders' Equity	947.2	269.5	1,165.2	1,069.8
GEARING				
Net Debt/Total Shareholders' Equity	57.8%	30.8%	54.7%	69.0%

4.2.4 *Important Notes in Relation to Pro Forma Balance Sheets*

The following should be noted in relation to the pro forma balance sheets in Section 4.2.3:

- PaperlinX has not at this time recognised the fair values of Spicers' assets and liabilities as directed by Accounting Standard AASB 1015 (Accounting for the Acquisition of Assets). For the purposes of preparing the pro forma balance sheets, the book values of Spicers' identifiable net assets as at 30 June 2000 have been assumed to equate to their fair values.
- As the value of the purchase consideration for each Spicers Share (based on the deemed issue price set out above) is more than the reported net asset backing for each Spicers Share, goodwill on consolidation will arise. Under the 100% acceptance of the Share Offer scenario set out above, additional goodwill on consolidation of $79 million will arise while under the 100% acceptance of the Cash and Share Offer scenario set out above, additional goodwill on consolidation of $84 million will arise.

These amounts may change as a result of:

- the determination of the issue price of the PaperlinX Shares issued pursuant to the Offers differing from $3.15;
- any adjustments made to the carrying value of assets acquired as a result of a detailed assessment by PaperlinX of their fair value; and
- the impact on Spicers' net assets of Spicers' operating results from 30 June 2000 to the actual date of acquisition of Spicers Shares by PaperlinX.

The balance sheets of PaperlinX, Spicers and the pro forma Merged Group balance sheets set out in this Section 4.2 have been reviewed by KPMG, who have concluded, in the context of the scope of their report attached as Annexure A to this Bidder's Statement, that nothing has come to their attention causing them to believe that they have not been properly compiled on the basis of the underlying assumptions or that the assumptions do not provide a reasonable basis for the pro forma balance sheets.

4.3 Pro Forma Merged Group Earnings Forecast

4.3.1 *Introduction*

The table in Section 4.3.6 sets out pro forma information which has been prepared to show the **indicative annualised effect** of the acquisition of Spicers on the earnings of PaperlinX. The pro forma analysis is based on forecast earnings for PaperlinX and estimated earnings for Spicers for the year ending 30 June 2001 and on the value of synergies expected to be achieved in the first full financial year following the acquisition. The table in Section 4.3.6 shows:

(a) PaperlinX forecast earnings for the 12 months ending 30 June 2001 as outlined in the Prospectus;

(b) an estimate of Spicers' earnings for the 12 months ending 30 June 2001;

(c) a pro forma forecast of the earnings of the Merged Group for the 12 months ending 30 June 2001, assuming that the acquisition of Spicers was completed as at 1 July 2000 on the basis of 100% acceptance of the Share Offer; and

(d) a pro forma forecast of the earnings of the Merged Group for the 12 months ending 30 June 2001, assuming that the acquisition of Spicers was completed as at 1 July 2000 on the basis of 100% acceptance of the Cash and Share Offer.

It should be noted that the information set out in the table in Section 4.3.6 does not purport to reflect the likely reported earnings of the Merged Group for the year ending 30 June 2001.

4.3.2 *Assumptions in Relation to PaperlinX's Forecast Earnings*

The assumptions used in the PaperlinX forecast earnings are based on the assumptions outlined in Section 5.4.3 of the Prospectus, except as set out below. Section 5.4.3 of the Prospectus is incorporated into this Bidder's Statement by reference.

Exchange rates are assumed to be:

- A$1.00 = US$0.54 to US$0.58.
- A$1.00 = NZ$1.28 to NZ$1.32.

A sensitivity analysis of the PaperlinX forecast earnings is shown under the Risk Factors in Section 5.5.6.

4.3.3 Assumptions in Relation to Estimate of Spicers Earnings

In respect of the estimate of Spicers' earnings set out in Section 4.3.6, the following should be noted:

- Other than publicly available information, PaperlinX has not received any information from Spicers on the estimated earnings.
- The assumptions on which the Spicers estimate is based are derived purely from publicly available information disclosed by Spicers and statements made by Spicers in public disclosures relating to recent operating performance and prospects for Spicers.
- As the earnings estimate for Spicers is based on limited public information, it is intended to be illustrative only. It has been prepared by PaperlinX to assist Spicers shareholders in assessing the profile of the Merged Group following the close of the Offers. Having regard to the limitations of this information, the figures and assumptions relating to the Spicers component of the earnings estimates must be considered with particular caution and are subject to considerable uncertainty.

The estimated earnings for Spicers have been based on the following specific assumptions:

- Spicers net profit after tax for the forecast period increasing 20% from the net profit after tax recorded in the year ended 30 June 2000 (consistent with the statement made by the Chairman of Spicers in his address to the annual general meeting of Spicers held on 27 October 2000);
- Spicers average tax rate being 35.7% for the forecast period, reflecting an Australian corporate tax rate of 34% and international tax rates;
- depreciation and amortisation expense increasing from $10.3 million for the year ended 30 June 2000, to $11.2 million for the forecast period to reflect the additional $7 million in capital expenditure outlayed by Spicers and acquisitions during the year to 30 June 2000;
- net interest expense of $8.2 million in the forecast period, based on an average interest rate on borrowings of 7.5% per annum; and
- Spicers sales revenue for the forecast period increasing 4.5% from the sales revenue realised for the year ended 30 June 2000.

4.3.4 Merged Group Assumptions

In addition to the general assumptions and adjustments made in the preparation of the forecast earnings (as set out in Sections 4.3.1, 4.3.2, 4.3.3 and 4.3.5), the pro forma forecast earnings for the Merged Group have been based on the following specific assumptions:

- synergy related cost savings of $16.5 million pre-tax being realised in the forecast period (being the mid point of the range of synergies of $15 million to $18 million per annum, estimated to be realised in the first full financial year of the merger, as set out in Section 4.4);
- interest expense on acquisition debt being calculated using a pre-tax interest rate of 7.5% per annum;
- goodwill on consolidation being calculated as set out in Section 4.2 above and amortised on a straight line basis over 20 years;
- elimination of the Spicers equity accounted earnings of $12 million included in PaperlinX forecast earnings;
- elimination of sales from PaperlinX to Spicers included in PaperlinX forecast earnings; and
- elimination of profit on stock of PaperlinX product included in Spicers' inventory.

4.3.5 General Assumptions

The following general assumptions have been adopted in preparing the Merged Group pro forma forecast earnings:

- no significant adverse change to economic conditions will occur prior to the end of the forecast period in the geographic areas in which Spicers and PaperlinX operate;
- an Australian company tax rate of 34% will apply for the forecast period and no change in overseas tax rates;
- no material adverse change to the tax or other regulatory regimes relevant to the operations of Spicers or PaperlinX will occur prior to the end of the forecast period;
- no material industrial or employee relations disputes, litigation, strikes or acts of God relevant to the operation of Spicers or PaperlinX will occur prior to the end of the forecast period;
- no material change in the accounting policies adopted by Spicers or PaperlinX or applicable Accounting Standards will occur prior to the end of the forecast period; and
- no material sales of businesses or assets of Spicers or PaperlinX, and no material investments in new projects will occur prior to the end of the forecast period.

4.3.6 Pro Forma Forecast Profit and Loss Statement

	PaperlinX Consolidated	Spicers Consolidated	Merged Group Pro Forma	
			100% Acceptance of Share Offer	100% Acceptance of Cash & Share Offer
	A$m	A$m	A$m	A$m
Sales revenue	1682.3	1339.9	2849.6	2849.6
Operating profit before depreciation, amortisation, abnormal items and income tax	241.0	68.0	313.3	313.3
Depreciation	53.1	9.7	62.8	62.8
Goodwill amortisation	0.8	1.5	6.2	6.5
Operating profit before net interest, abnormal items and income tax	**187.1**	**56.8**	**244.3**	**244.0**
Net Interest	39.2	8.2	47.9	55.5
Operating profit before income tax	147.9	48.6	196.4	188.5
Income tax expense	47.7	17.3	70.3	67.7
Net operating profit attributable to Members of the Parent Entity before abnormal items	**100.2**	**31.3**	**126.1**	**120.8**
BASIC EARNINGS PER SHARE (CENTS)				
Before goodwill amortisation	39.3	23.6	40.4	42.8
Post goodwill amortisation	39.0	22.6	38.5	40.6
Note:				
Weighted average shares outstanding for the purpose of earnings per share calculations (million)	256.8	138.7	327.5	297.2

4.3.7 Important Notes in Relation to Forecast Earnings

It should be noted that the information set out in the table in Section 4.3.6 above does not purport to reflect the likely reported earnings of the Merged Group for the year ending 30 June 2001. Actual reported earnings will vary significantly due to the following:

- **the effective date of acquisition will be later than 1 July 2000 (assumed in the above);**
- **the synergy benefits expected to be realised in the period between the date of acquisition and 1 July 2001 will be lower than those expected to be achieved in the first full financial year following the acquisition;**
- **the quantum of goodwill that will arise on consolidation will be affected by the recognition of the fair values of Spicers' assets and liabilities upon acquisition, as directed by Accounting Standard AASB 1015 (see further discussion in Section 4.2); and**
- **the effect of any acquisitions or divestments.**

Forecasts are, by their nature, subject to uncertainties and unexpected events, many of which may be outside the control of PaperlinX and its directors. Also, events and circumstances often do not occur as anticipated, and therefore actual results are likely to differ from the forecasts, and the differences may be material. Accordingly, the directors cannot and do not guarantee the achievement of the forecasts or the elements thereof. Furthermore, the directors assume no responsibility to update or amend the forecasts after the close of the Offers if the conditions underlying the forecasts change over time.

The forecasts set out in this Section 4.3 have been reviewed by KPMG Transaction Services (Australia) Pty Limited, which has concluded, in the context of the scope of their report attached as Annexure A to this Bidder's Statement, that except for a qualification in relation to the forecasts for Spicers and the Spicers component of the Merged Group forecasts, the forecasts are properly prepared on the basis of the underlying assumptions and are presented on a basis consistent with the accounting policies of PaperlinX, and that nothing has come to their attention which causes them to believe that the underlying assumptions do not provide a reasonable basis for the forecasts.

4.4 Synergies

PaperlinX expects to achieve cost synergies from the merger of between $15 million and $18 million on a pre-tax basis, in the first full financial year following completion of the merger (i.e. the year to 30 June 2002).

There are three main sources of expected cost savings:

- warehousing and logistics;
- purchasing; and
- corporate functions.

Additional cost savings are expected to be achieved in ensuing years.

In order to obtain these cost savings, integration costs of approximately $13 million on a pre-tax basis are expected to be incurred. The majority of these costs are expected to be incurred in the first 12 months after completion of the merger.

4.5 Prospects

4.5.1 Earnings Per Share

The impact of the acquisition of Spicers on the reported earnings per share of PaperlinX will depend on a number of variables, including the effective date of the acquisition for accounting purposes, the mix of acceptances between the Share Offer and the Cash and Share Offer, the profitability of Spicers, the timing and level of cost savings achieved, and the timing, quantum and deployment of proceeds from divestments.

In the year to 30 June 2002, being the first full financial year following completion of the merger, and during which substantial synergy benefits are expected to be realised, the acquisition is expected to deliver enhanced earnings per share. Further earnings per share enhancement is expected in ensuing years as additional synergy benefits are realised.

In the medium to longer term, additional benefits are expected from an acceleration of the growth in the Merged Group's international communication paper distribution business. This growth is expected to be primarily by means of acquisition.

It should be noted that the earnings per share observations set out above relating to the financial years ending 30 June 2002 and beyond are based on internal profit projections for PaperlinX and on consensus analyst forecasts of profitability for Spicers. They are not based on the preparation of a financial forecast that would meet the criteria of reliability necessary for PaperlinX to release such information publicly. Furthermore, certain risks (including integration risks) may affect on the future earnings per share position of PaperlinX on a stand-alone basis and of the Merged Group. These risks are outlined in more detail in Section 5.5.

4.5.2 Dividend Policy

The directors of PaperlinX have previously stated that they intend to declare and pay a total dividend of 27 cents per share for the year ended 30 June 2001, which is expected to be fully franked. It is intended that the 2001 dividend be paid in two instalments with an interim dividend of 13 cents per share payable in April 2001 and a final dividend of 14 cents per share payable in September 2001.

PaperlinX intends to maintain this forecast dividend on the increased capital resulting from the merger. In particular, Spicers shareholders who accept the Offer and receive PaperlinX Shares by way of consideration will be entitled to receive the PaperlinX interim dividend for the year ending 30 June 2001 if they are on PaperlinX's register by the record date for that dividend as determined by the directors, which date will not be earlier than 13 March 2001.

The payment of any dividend and level of franking in respect of any year are subject to there being no material change to the operating performance or financial position of the Merged Group and the amount of Australian income tax paid on earnings in that year. Future determinations as to the payment of dividends by PaperlinX will be at the discretion of the directors of PaperlinX and will depend upon the availability of distributable earnings and franking credits, the operating results and financial condition of PaperlinX, future capital requirements, covenants in relevant financing agreements, general business and financial conditions and other factors considered relevant by the directors. Therefore, no assurance can be given in relation to the payment of future dividends or the extent to which any such dividends may be franked.

4.5.3 Capital Management

Following the merger PaperlinX will have a strong balance sheet, which will be reinforced by proceeds of the planned divestments of Edwards Dunlop Paper and the Spicers envelope businesses and cash flow from the merged operations. This will provide the opportunity for PaperlinX to actively manage its capital by appropriate means such as a share buy-back, debt reduction or other appropriate initiatives. Any decision regarding a share buy-back will be made having regard to the circumstances at the time.

5 Features of PaperlinX Shares

5.1 Share Capital

5.1.1 *PaperlinX Shares*

As at 22 November 2000, being the last reasonably practicable date before the date on which this Bidder's Statement was lodged with ASIC, PaperlinX had 256,830,601 fully paid ordinary shares on issue.

Prior to the date of this Bidder's Statement, PaperlinX has made offers of PaperlinX Shares to certain employees of PaperlinX pursuant to the PaperlinX Employee Share Purchase Plan (referred to in Section 5.4.11). If all of the offers were accepted, this would result in PaperlinX issuing approximately a further 400,000 fully paid ordinary shares pursuant to the Employee Share Purchase Plan.

PaperlinX Shares are quoted on the ASX, which forms the principal trading market for PaperlinX Shares.

5.1.2 *Share Options*

As at 22 November 2000, being the last reasonably practicable date before this Bidder's Statement was lodged with ASIC, the number of options (over unissued PaperlinX Shares) issued under PaperlinX option plans were as follows:

Issue date of option	Exercise price of option	Number of options
14 April 2000	$3.13	1,520,000
20 November 2000	$3.32	445,000
Total		1,965,000

Subject to certain exceptions in the case of cessation of employment, the options cannot be exercised in the first three years after the date of the grant.

5.2 Recent Trading History of PaperlinX Shares

5.2.1 *Latest Recorded Sale Price*

The latest recorded sale price of PaperlinX Shares on the ASX before the date of the public announcement of the Offers was $3.50 on 10 November 2000.

The latest recorded sale price of PaperlinX Shares on the ASX before the date of this Bidder's Statement was $3.35 on 22 November 2000.

5.2.2 *Recent Highest and Lowest Sale Prices*

The highest and lowest recorded sale prices of PaperlinX Shares on the ASX during August, September, October and November of this year are set out in the table below.

	$ per PaperlinX Share High	Low
August 2000	3.83	3.48
September 2000	3.65	3.20
October 2000	3.46	3.13
November 2000[1]	3.59	3.28

1. The month of November covers the period from 1 November to 22 November 2000, the latter date being the day before the date on which this Bidder's Statement was lodged with ASIC.

5.3 Directors' Interests in Share Capital

As at 22 November 2000, being the last reasonably practicable date before the date on which this Bidder's Statement was lodged with ASIC, the directors held the following interests in the share capital of PaperlinX.

Director	Full paid ordinary shares
D E Meiklejohn	37,547
I M Wightwick	29,417
B J Jackson	25,000
N L Scheinkestel	2,000
D A Walsh	5,000
L J Yelland	3,000

Notes to directors' interests table;

All interests are held beneficially. Under the constitution of PaperlinX, each Director must hold, or be the beneficial owner of, a minimum of 1,000 PaperlinX Shares.

As at the date of this Bidder's Statement, the directors held the following interests in the share capital of Spicers:

Director	Full paid ordinary shares
D E Meiklejohn	10,000
D A Walsh	5,000

5.4 Rights and Liabilities Attaching to PaperlinX Shares

5.4.1 *Introduction*

The PaperlinX Shares issued under the Offers will be issued fully paid and will rank equally with existing PaperlinX Shares.

This Section 5.4 contains a summary of the rights and liabilities attaching to PaperlinX Shares. This summary does not purport to be exhaustive or to constitute a definitive statement of the rights and liabilities of shareholders of PaperlinX which can involve complex questions of law arising from the interaction of PaperlinX's constitution and statutory, common law and ASX Listing Rules requirements. To obtain a definitive

assessment of the rights and liabilities which attach to those shares in any specific circumstances, Spicers shareholders should seek their own advice.

5.4.2 *Voting Rights*

At a general meeting, subject to a number of specified exceptions, on a show of hands each shareholder present in person (or, in the case of a corporation, present by duly appointed representative, proxy or attorney) has one vote. On a poll, each shareholder present in person or by duly appointed representative, proxy or attorney has:

- one vote for each fully paid share held; and
- for each partly paid share held, a vote in respect of the share which carries the same proportionate value as the proportion of the amount paid up (or agreed to be considered as paid up) on the total issue price bears to the total issue price of the share.

5.4.3 *Dividends*

Subject to the rights of, or any restrictions on, the holders of shares created or raised under any special arrangement as to dividends, dividends are payable on each share on the basis of the proportion which the amount paid or agreed to be considered to be paid (excluding amounts credited) bears to the amount of the total issue price for the time being paid or agreed to be considered to be paid (excluding amounts credited) or payable in respect of the share.

5.4.4 *Variation or Cancellation of Class Rights*

The rights attached to any class of shares, unless otherwise provided for by the terms of issue of those shares, may only be varied or cancelled with the consent in writing of the holders of three-quarters of the issued shares in the relevant class, or with the sanction of a special resolution passed at a meeting of the holders of the shares in that class.

In either case, members with at least 10% of the votes in the class whose rights have been varied or cancelled may apply to a court of competent jurisdiction to exercise its discretion to have the variation or cancellation set aside.

5.4.5 *Transfer of PaperlinX Shares*

PaperlinX Shares, when listed on the ASX, are transferable by:

- a written transfer in the usual or common form or in any form the directors may prescribe or in a particular case accept, duly stamped (if necessary) being delivered to PaperlinX;
- a proper transfer, which is to be in the form required or permitted by the Corporations Law or the SCH Business Rules; or
- any other electronic system established or recognised by the ASX Listing Rules in which PaperlinX participates in accordance with the rules of that system.

The directors may, subject to the requirements of the Corporations Law and the ASX Listing Rules, refuse to register any transfer of shares in the following circumstances:

- if the registration would infringe any applicable laws or the ASX Listing Rules;
- if the transfer concerns shares over which PaperlinX has a lien; or
- if permitted to do so under the ASX Listing Rules.

5.4.6 *Issue of Further Shares*

All unissued shares are under the control of the directors, who may grant options on the shares, issue or otherwise dispose of the shares on the terms and conditions and for the consideration they think fit. Without affecting any special rights conferred on the holders of any shares, any share in the capital of PaperlinX may be issued with preferred, deferred or other special rights, obligations or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls or otherwise, as the directors may determine.

5.4.7 *General Meetings and Notices*

Each shareholder is entitled to receive notice of general meetings of PaperlinX and to receive all notices, accounts and other documents required to be sent to shareholders under PaperlinX's constitution. PaperlinX may serve a notice on a shareholder by leaving it at the shareholder's registered address or by sending it by prepaid post or facsimile transmission addressed to the shareholder's registered address or by any electronic means determined by the directors.

5.4.8 *Winding Up*

If PaperlinX is wound up, the liquidator may divide among all or any of the shareholders in specie or in kind any part of PaperlinX's assets. The division may be carried out as the liquidator thinks fit, subject to the right of any shareholder prejudiced by the division to dissent. Any dissenting shareholder has ancillary rights as if the determination made by the liquidator were a special resolution passed under the Corporations Law relating to the transfer of PaperlinX's assets by a liquidator in a voluntary winding up.

5.4.9 *Share Buy-backs*

PaperlinX may buy shares in itself on the terms and at the times determined by the directors, to the extent and in the manner permitted by the Corporations Law.

5.4.10 Partial Takeovers

PaperlinX's constitution contains provisions regulating proportional takeover bids for shares in PaperlinX as permitted by the Corporations Law. Those provisions will cease to apply unless renewed by the shareholders of PaperlinX in general meeting by 14 February 2003.

5.4.11 Share and Option Incentive Plans

PaperlinX has established two employee incentive plans, an Employee Share Purchase Plan and an Employee Share/Option Plan. The terms of these employee incentive plans are summarised in Section 8.9 of the Prospectus, which is incorporated into this Bidder's Statement by reference (see Section 7.12).

5.4.12 Number of Directors

PaperlinX's constitution provides that its board of directors may determine the number of directors, subject to the number of directors not being less than three nor more than ten. The board of directors may not reduce the number below the number of directors in office at the time of the reduction. All directors are to be natural persons.

5.4.13 Dividend Reinvestment Plan

PaperlinX's constitution enables the directors to establish a dividend plan under which shareholders may elect (subject to the rules of the relevant plan) to reinvest dividends paid or payable by PaperlinX to the shareholder by subscribing for shares in the capital of PaperlinX. The directors or the shareholders in general meeting may vary, suspend or terminate any dividend plan.

The directors have established a dividend reinvestment plan, the terms of which are summarised in Section 8.11 of the Prospectus, which is incorporated into this Bidder's Statement by reference (see Section 7.12 below). The commencement date of the dividend reinvestment plan will be determined by the directors in their absolute discretion, however, the directors have no current intention of commencing its operation in the near future.

5.4.14 Amending the Constitution

The Corporations Law provides that the constitution of a company may be modified or repealed by a special resolution passed by the members of the company (i.e. passed by at least 75% of the votes cast by members entitled to vote on the resolution). The constitution of PaperlinX does not provide for any further requirements to be complied with to effect a modification of, or to repeal, the PaperlinX constitution.

5.5 Risk Factors

5.5.1 General

Spicers shareholders accepting the Offers may receive PaperlinX Shares as part of the consideration for their Spicers Shares. There are a number of risk factors, both specific to PaperlinX and of a general nature, which may affect the future operating and financial performance of PaperlinX and the value of investments in PaperlinX. Some of these factors can be mitigated by the use of safeguards and appropriate commercial action. However, many are outside the control of PaperlinX and the directors and cannot be mitigated.

This Section 5.5 describes some risks associated with an investment in PaperlinX. Prior to making an investment decision, investors should carefully consider the following risk factors, as well as the other information contained in this Bidder's Statement and the information that will be contained in the Target's Statement which Spicers is required by law to prepare. There may also be other risks that could arise but which are currently not known to PaperlinX.

5.5.2 Share Investment

The price at which PaperlinX Shares trade on the ASX may be affected by a number of factors, including the financial and operating performance of PaperlinX and external factors over which PaperlinX and the directors have no control. These external factors include actual, expected and perceived general economic conditions, changes in government policies, investor attitudes, movements in interest rates and stock markets and general conditions in the markets in which PaperlinX operates.

5.5.3 Business Risks

General Economic Conditions

Fluctuations in economic activity, and particularly the level of business activity, will affect the profit of PaperlinX.

Paper Selling Prices

The prices PaperlinX achieves for its communication papers are primarily driven by the pricing of imports, which in turn is predominantly linked to the global prices for communications papers. Global paper prices have historically been cyclical and may fluctuate widely. Increases and decreases in global paper prices may have a corresponding effect on PaperlinX's financial performance in the future.

Packaging Papers

There are currently only three major purchasers of linerboard and two major purchasers of sack kraft in Australasia. PaperlinX has long-term agreements to supply one of these purchasers, namely Amcor, with

approximately 80% of PaperlinX's linerboard production and up to approximately 36% of PaperlinX's sack kraft production as determined by Amcor's usage requirements. These supply agreements are for a period of 10 years and include minimum take or pay obligations. However, any material change to the volumes, product mix or prices of purchases by Amcor (including as permitted by the applicable contractual arrangements) may have an effect on PaperlinX's financial performance in the future.

PaperlinX currently exports approximately 10% of its production capacity outside Australia and New Zealand. Export pricing is cyclical and influenced by world economic conditions, exchange rates, shipping costs and supply and demand. Increases and decreases in global paper prices may have a corresponding effect on PaperlinX's financial performance in the future.

Supply of Raw Material

The principal raw material used in the production of paper products is pulp. PaperlinX currently produces approximately 70% of its pulp requirements. The remainder is imported.

In the year ending 30 June 2001, PaperlinX expects to import approximately 190,000 tonnes of pulp (bleached short fibre and bleached long fibre) to supplement its own pulp manufacturing capability. Imported pulp is traded internationally and pulp prices have historically been cyclical, being subject to world economic conditions, industry capacity and market demand. PaperlinX has arrangements for the supply of its imported pulp needs with suppliers in New Zealand, Latin America and South East Asia. Any material change to the pricing or availability of supply of imported pulp may have an effect on PaperlinX's production capability and financial performance in the future.

The principal raw material used in the production of pulp is wood fibre known as pulpwood. Approximately 31% of PaperlinX's pulpwood requirements are currently sourced from plantations owned by PaperlinX. The remainder is sourced primarily from the Victorian Department of Natural Resources and Environment and Hancock Victorian Plantations under long-term purchase agreements, of up to 30 years.

Subject to certain exceptions, these purchase agreements contain obligations that require PaperlinX to purchase a minimum quantity of pulpwood in each year for the term of the agreement. Any material reduction in PaperlinX's predicted sales volumes in the future could result in PaperlinX incurring purchase costs under these purchase agreements, which may not be offset by corresponding sales revenue. These purchase agreements are for a significantly longer term than any of PaperlinX's sales agreements.

Any material change to the supply or pricing of pulpwood may have an effect on PaperlinX's production capability and financial performance in the future.

Electricity and gas are major raw materials used in the production of pulp and paper. PaperlinX has arrangements for the supply of these services from local suppliers. Pricing is subject to market conditions and the availability of alternative suppliers. Any material change to the supply or pricing of these services may have an effect on PaperlinX's production capability and financial performance in the future.

Wastepaper, used by PaperlinX in the manufacture of some linerboard and packaging grades, is predominantly supplied by Amcor under long-term arrangements. The cost of wastepaper is largely dependent on the Australian competitive environment. Any material change to the supply or pricing of wastepaper may have an effect on PaperlinX's production capability and financial performance in the future. However, as PaperlinX uses most wastepaper in linerboard sold to Amcor under long-term arrangements, PaperlinX should be able to contractually pass on the majority of cost movements in wastepaper to Amcor so that the net effect on PaperlinX's earnings should be minimal.

Plant Performance

A sustained decline in production performance may have an effect on PaperlinX's financial performance in the future. PaperlinX's management believes plant reliability is the key to maintaining customer service levels and hence to maintaining market share. Accordingly, management places a high priority on maintaining and, where possible, improving plant performance.

It is PaperlinX's policy and practice to progressively modernise plant within the limits of a strictly controlled capital expenditure program. In the year ending 30 June 2001, PaperlinX expects to spend amounts approximating its depreciation expense on such modernisation programs, which will include improvements in safety and environment, quality and productivity.

Exchange Rates

PaperlinX is exposed to fluctuations in currency exchange rates in several ways:

- PaperlinX competes against imported paper products, the selling price in Australia of which may be influenced by the strength of the Australian dollar against the currency in the country of manufacture.

- PaperlinX imports paper products (which are sold by PaperlinX's paper merchants) and pulp. The purchase price of these paper products and pulp may be influenced by the strength of the Australian dollar against the currency in the country of manufacture.
- Certain of PaperlinX's revenues and expenses are denominated in currencies other than Australian dollars, including sales of paper products in New Zealand, sales by PaperlinX's international trading business and purchases of pulp.

Movements in currency exchange rates may affect PaperlinX's financial performance in the future.

PaperlinX considers that it has well defined policies in relation to currency exposure. It is PaperlinX's policy not to speculate on movements in foreign exchange rates. PaperlinX's policy is to obtain forward exchange cover as soon as an overseas purchase order is placed. Movements in exchange rates, however, may impact profit in the short-term due to the lead/lag times associated with price adjustments.

Environment

PaperlinX's operations are subject to environmental laws and regulations and specific operating licences in each of the jurisdictions in which it operates.

PaperlinX's policy and highly structured practices on environmental issues emphasises continual improvement and the involvement of local communities in environmental management. In the last four years, PaperlinX has spent approximately $64 million in addressing environmental issues with a view to improving the level of environmental compliance. Whilst there have been, and in some instances continue to be, breaches of certain licence and legislative requirements, management is committed to addressing environmental issues and continuously improving PaperlinX's environmental performance and to this end has in place processes, programs, practices and personnel training.

In December 1999, a review was conducted by Dames and Moore of material environmental issues at PaperlinX's mills at Maryvale, Shoalhaven, Burnie and Wesley Vale as well as at the Tonganah mine which closed in January 2000. Using a materiality threshold of $1 million or more of expenditure that a single issue or group of similar issues could require, and without conducting any sampling or analysis, Dames and Moore identified issues with total estimated remedial costs of $47.6 million which PaperlinX might need to commence addressing (although not necessarily have completed) within a 10 year period. Of this sum, $3.7 million was identified as related to issues where action may require initiation within the following 12 months, $11.9 million within five years and $32.0 million within 10 years. Most of these issues relate to the Maryvale mill.

Dames and Moore also identified approximately $21 million of expenditure that would be required to remedy potential environmental liabilities upon site closures at the four mills. PaperlinX has no current plans or intention to close any of those sites. Accordingly PaperlinX does not expect to incur those costs on site closure in the foreseeable future.

All of the issues potentially requiring remediation which were identified by Dames and Moore were known to management of PaperlinX who have been monitoring, and will continue to monitor, each of these issues and expend funds as appropriate within its normal expenditure programs to meet its environmental commitments.

It should be noted that it is possible that environmental liabilities other than those identified in the Dames and Moore review may exist at the mills or at other sites of which PaperlinX is the owner or occupier. PaperlinX is not aware of any such material environmental liabilities.

Other than the issues noted above, PaperlinX believes that its operations and activities are being adequately managed in all material respects as required by the environmental framework within which it operates. A change in the application of these laws and regulations or the adoption of new laws and regulations could have a detrimental effect on PaperlinX's operations or financial performance in the future.

Interest Rates

Movements in interest rates can impact demand for PaperlinX's products by influencing the level of business activity. PaperlinX is also exposed to movements in interest rates through the effect on interest expense on its borrowings. PaperlinX maintains a mix of fixed and variable interest rates on its borrowings.

Trade Regulations

(a) Tariffs

In Australia, the tariff on most papers is currently 5%, other than on papers used in magazine printing, which have no tariff. The tariff level has been reduced progressively. The Productivity Commission is currently conducting a review of Australia's general tariff arrangements. New Zealand tariffs have now also been reduced to 5% and are scheduled to reduce to zero in July 2001.

A reduction in Australian tariffs below 5% may have a detrimental effect on PaperlinX's financial performance in the future.

(b) Anti-dumping

In common with many Australian manufacturers, PaperlinX's business can be affected by overseas manufacturers exporting products at a price below that charged in their home market or at a loss and so causing injury to the domestic industry ('dumping').

Australia has in place legislation to limit injury from dumped imports. This legislation has recently been amended to simplify the process of taking action against exporters of dumped product and to speed up the process.

Anti-dumping action to prevent injury to domestic manufacturing is covered within World Trade Organisation agreements and continues to have a high level of bipartisan political support. PaperlinX will continue to closely monitor regulatory bodies' positions on tariffs and dumping and will, as in the past, actively lobby regulators on any infringements and proposed changes to laws. PaperlinX has taken and will continue to take action against unfair competition from dumped imports. In taking action against dumped imports, PaperlinX seeks fair competition and an equitable trading environment for both PaperlinX and overseas suppliers.

Any material change to the regulations and government policy or practice affecting dumped imports could have an effect on PaperlinX's financial performance in the future.

Technological Changes in End Use Products

Advances in technology relating to the use of paper or competitive products, including the continuing increase in electronic communication and storage of information, could affect PaperlinX's financial performance in the future. PaperlinX monitors these developments and is working with customers to keep abreast of technological developments. In addition, PaperlinX's strategy is to target business sectors expected to show continued strong demand.

Information Technology

PaperlinX has arrangements for Amcor to provide information technology infrastructure and services. Amcor will provide access to information technology applications and other related information technology services to the PaperlinX group under an IT Services Agreement. This dependency also means that, as with any outsourcing, there is a general risk that PaperlinX could experience disruptions to its business or incur additional costs if Amcor (or its suppliers) were to cease supporting or to reduce their support of critical information technology applications and PaperlinX were required to find alternate IT service providers.

Relationship with Amcor

PaperlinX has a number of material purchase, supply and service contracts with Amcor. As a result of these contracts, PaperlinX's financial position and performance in the future depends on the ongoing performance of these contracts by Amcor and on the future financial position and performance of Amcor.

5.5.4 Competition Risks

Communication Papers

PaperlinX is the only manufacturer of fine communications papers in Australia. The major source of competition for PaperlinX comes from imported fine communication paper products, which accounted for approximately 70% of sales of fine communications paper for the year ended 30 June 2000. The availability and pricing of imported products has historically been cyclical and is influenced by global economic conditions, industry capacity, market demand and regional pricing. Any increase in the level of import competition may have a detrimental effect on PaperlinX's financial performance in the future.

Linerboard

PaperlinX competes with three other major manufacturers of linerboard in Australasia. There are only three major customers for linerboard in Australasia. The level of competition amongst these customers may have a material effect on the selling prices of linerboard by PaperlinX.

PaperlinX has a long-term agreement for the supply of linerboard to Amcor. Any material change to the volumes, product mix or prices of linerboard purchased by Amcor (including as permitted by the applicable contractual terms) may have an effect on PaperlinX's financial performance in the future.

PaperlinX sells the balance of its linerboard production in Asia, where pricing is influenced by world competition. PaperlinX competes in these markets with kraft linerboard supplied predominantly from the United States and New Zealand. Any material change to the level of competition in Asia may have an effect on PaperlinX's financial performance in the future.

One of PaperlinX's competitors, Visy Industries, is currently building a kraft pulp mill and linerboard machine in Tumut, NSW, which is expected to begin production in 2001. This will increase competition in the export market for linerboard and may affect Amcor's domestic corrugated box selling prices (with a flow through to PaperlinX's sales to Amcor).

Paper Merchants

PaperlinX's paper merchants compete with many other communication paper distributors in Australia and New Zealand. Any material change to the level of competition in these markets may have an effect on PaperlinX's financial performance in the future.

5.5.5 *Merger Specific Risks*

The information set out in this section has been provided to describe the specific risks in relation to the merger.

Issue of PaperlinX Shares as Consideration.

Pursuant to the Offer, PaperlinX will issue a significant number of new PaperlinX Shares. Some Spicers shareholders may not intend to continue to hold their new PaperlinX Shares and may wish to sell them on the ASX. There is a risk that if a significant number of Spicers shareholders seek to sell their new PaperlinX Shares, this may adversely affect the price of PaperlinX Shares.

Integration Risks

There are risks associated with the integration of PaperlinX and Spicers. There is a risk that the Merged Group's sales will be impacted if the integration is not achieved in an orderly fashion. To minimise this risk, detailed implementation plans will be created to ensure that the needs of customers in key market segments are appropriately addressed.

There are risks which may affect the achievability of the estimated cost synergies from the acquisition (as described in Section 4.4). These include:

- the timing and number of distribution facilities which can be rationalised;
- the ability to achieve rationalisation of logistics functions and purchasing requirements; and
- any unforeseen difficulties in integrating corporate functions.

In order to address these risks, a strategy for integrating people, processes, supply management functions and purchasing arrangements is being developed for the post-acquisition period.

5.5.6 *Sensitivity Analysis of PaperlinX Forecast*

The PaperlinX profit and loss forecast included in Section 4.3 is sensitive to variations in a number of the key assumptions. Set out below is a summary of the sensitivity of the PaperlinX forecasts to a variation in some of these key assumptions. These sensitivities are for PaperlinX ONLY and not the Merged Group. Care should be taken in interpreting these sensitivities as they treat each movement in the variables in isolation from the others, whereas in most cases movements will be interdependent. In practice, however, PaperlinX management would be expected to respond to any adverse changes in key variables to minimise the net effect on PaperlinX's earnings.

PaperlinX Sensitivity Analysis

Assumption	Annual Impact on Forecast Net Profit After Tax ($m)
+/- 5% movement in annual average copy paper prices[2,3]	10.4
+/- 5% movement in annual copy paper volumes[3]	3.0
+/- 5% movement in annual average linerboard prices[3]	4.9
+/- 5% movement in annual average linerboard volumes[3]	0.8
+/- 5% movement in annual average imported pulp prices[2]	7.6
+/- 1% movement in annual average interest rates[1]	1.0
+/- 5% movement in A$/US$ exchange rate	5.5
+/- 5% movement in A$/NZ$ exchange rate	2.0

Notes:

1. PaperlinX has in place fixed interest cover on $400 million of debt until 30 June 2001 and on $300 million of debt for the year to 30 June 2002. This fixed interest reduces the exposure to interest rate movements.
2. Copy paper prices are highly sensitive to the internationally traded price of bleached pulp. For example, a sustained and substantial increase or decrease in market pulp prices would be expected to result in a corresponding (but not necessarily commensurate) increase or decrease in the price of copy paper manufactured using bleached pulp.
3. Calculations based on Australasian volumes and prices.

The above sensitivities apply only to the current PaperlinX Group. They do NOT include any sensitivities for Spicers as PaperlinX does not have access to the data that is necessary to calculate the sensitivities.

6 Taxation Considerations

6.1 General

This Section 6 sets out general information in relation to the taxation considerations in Australia and New Zealand which may apply to a Spicers shareholder who receives an Offer.

The information is of a general nature. It is not exhaustive of all possible Australian or New Zealand taxation considerations which could apply to particular Spicers shareholders. Those considerations will vary according to the individual circumstances of each Spicers shareholder.

In addition, this Section 6 does not provide any information regarding the possible taxation considerations for Spicers shareholders under the tax laws of jurisdictions other than Australia or New Zealand.

Spicers shareholders will need to consult their own tax advisers regarding the consequences of acquiring, holding or disposing of Spicers Shares and PaperlinX Shares in light of their particular investment circumstances.

6.2 Australian Taxation Considerations

6.2.1 Introduction

Set out below is general information in relation to Australian taxation considerations which may apply to a Spicers shareholder who receives an Offer.

The following information does not, in general, address the Australian tax considerations applicable to certain Spicers shareholders who may be subject to special tax rules, such as non-residents (see Sections 6.2.5 and 6.2.8 of this Bidder's Statement); share traders or securities dealers; persons who acquire Spicers Shares for purposes of profit on re-sale; banks; insurance companies; tax exempt organisations or superannuation funds.

6.2.2 Changes to Australian Tax Laws

The following information reflects the current provisions of the *Income Tax Assessment Act 1936* and the *Income Tax Assessment Act 1997* and the regulations made under those Acts (collectively the ***Tax Laws***), taking into account PaperlinX's understanding of the current administrative practices of the ATO.

Australia's income tax laws are currently subject to extensive review. The Australian Government established a Review of Business Taxation in late 1998. The final report of the Review of Business Taxation (the ***Report***) was publicly released by the Treasurer of Australia on 21 September 1999 and recommended many changes to the Tax Laws.

Since the Report was handed down, legislation has been introduced into the Australian Parliament to give effect to certain recommendations made in the Report. Some of the legislation introduced into the Australian Parliament has been passed, but some has not yet been passed as at the date of this Bidder's Statement.

The Australian Government has also announced that it intends to give effect to a number of other recommendations in the Report, and that it intends to consult on other recommendations. No legislation has been introduced for those measures as at the date of this Bidder's Statement.

The comments in this Section 6.2 take account of the changes to the extent possible. There is a risk that proposed changes to the Tax Laws which are not yet the subject of enacted legislation may be amended or not passed into law.

The outline does not otherwise take into account or anticipate changes in the Tax Laws, whether by way of future judicial decision or legislative action.

6.2.3 Disposal of Spicers Shares

A Spicers shareholder who disposes of Spicers Shares under the Offer will be treated as having disposed of those Spicers Shares for Australian tax purposes.

If a Spicers Share is held as a revenue asset (see Section 6.2.7 of this Bidder's Statement), any gain or loss on the disposal will generally be taken into account in calculating the Spicers shareholder's taxable income.

If a Spicers Share is held as a capital asset, any gain or loss on the disposal will generally be subject to the Australian capital gains tax (***CGT***) provisions (see Sections 6.2.4 and 6.2.5 of this Bidder's Statement).

6.2.4 CGT Considerations – Australian Residents

General

The analysis set out below applies to a Spicers shareholder who is an Australian resident for tax purposes.

It should be noted that the Australian CGT provisions applicable to disposals of shares pursuant to a takeover bid are complex. This Section 6.2.4 discusses the general principles applicable, but Spicers shareholders will need to obtain their own advice on the detailed operation of the specific statutory provisions. Also, shares acquired before 20 September 1985 are generally not subject to CGT. The following discussion deals with Spicers shareholders whose shares are subject to CGT.

Liability to CGT

(a) General

As a general rule, any capital gain arising upon the disposal of Spicers Shares by a resident will be taxable as part of the shareholder's taxable income. If a capital loss is realised on disposal, this can generally be offset against capital gains (but not revenue gains) realised in the same year or in later years.

Capital gains and losses will generally be calculated on the difference between the 'capital proceeds' received for disposal of the Spicers Shares, and the 'cost base' for the Spicers Shares. However, as discussed below:

- a 'CGT Discount' may be available to reduce the taxable gain for certain holders of Spicers Shares; and
- a 'scrip for scrip roll-over' may also be available to reduce the taxable gain for certain holders of Spicers Shares, although, a pre-condition of roll-over relief is that Paper Australia must own at least 80% of Spicers Shares as a result of the Offers. As at the date of the Bidder's Statement PaperlinX is not in a position to confirm whether or not the Offers will qualify for the scrip for scrip roll-over.

(b) Valuation of Capital Proceeds

(i) Shareholders who elect to receive the consideration offered in Section 2.2(a)(i).

For CGT purposes, these Spicers shareholders will be treated as having disposed of Spicers Shares for capital proceeds made up of seven PaperlinX Shares for every eight Spicers Shares.

For CGT purposes, the capital proceeds will be valued at an amount equal to the market value of the PaperlinX Shares at the date of disposal of the Spicers Shares. Under current law and practice, the date of disposal for a Spicers shareholder accepting an Offer will generally be the date of the contract for disposal of the Spicers Shares by the Spicers shareholder (generally being the date on which the Spicers shareholder accepts the offer). The market value of the PaperlinX Shares at this date may well differ from the value placed on the shares for the purposes of the Offers. Spicers shareholders will need to obtain their own advice on this matter.

(ii) Shareholders who elect to receive the consideration offered in Section 2.2(a)(ii).

For CGT purposes, these Spicers shareholders will be treated as having disposed of Spicers Shares for capital proceeds made up of a cash component of A$10 and a share component of four PaperlinX Shares for every eight Spicers Shares.

For CGT purposes, the capital proceeds will be valued at an amount equal to the sum of:

- the cash component; plus
- the market value of the PaperlinX Share component, as determined under the CGT provisions.

The determination of the market value of the PaperlinX Share component, for CGT purposes, will depend on the market value of the PaperlinX Shares at the date of disposal of the Spicers Shares. Under current law and practice, the date of disposal for a Spicers shareholder accepting an Offer will generally be the date of the contract for disposal of the Spicers Shares by the Spicers shareholder. The market value of the PaperlinX Shares at this date may well differ from the value placed on the shares for the purposes of the Offers. Spicers shareholders will need to obtain their own advice on this matter.

(c) Cost Base

In general, the cost base of the Spicers Shares will be the amount paid for the Spicers Shares. Certain other amounts associated with acquisition and disposal, such as brokerage or stamp duty, may be added to the cost base.

Calculation of Capital Gain or Loss

(a) Introduction

Calculation of any capital gain or loss arising on a disposal of Spicers Shares by an Australian tax resident will be subject to a number of special rules.

(b) Shares Held Less than 12 Months

In general, if a Spicers Share is held for less than 12 months before disposal, the capital gain or loss is calculated on the difference between the capital proceeds and the cost base for the share.

(c) Shares Held for 12 Months or More

In general, if a Spicers Share is held for 12 months or more before disposal, the capital gain or loss calculation will follow one of two possible methods:

- If the Spicers Share was acquired *before* 11.45am on 21 September 1999, the capital gain or loss is generally calculated on the difference between the capital proceeds and the cost base for the share indexed for inflation up to 30 September 1999. However, if the relevant Spicers Share is held by an individual, complying superannuation entity or trust, that shareholder may be able to elect to claim a 'CGT Discount' (see further below).
- If the Spicers Share was acquired *after* 11.45am on 21 September 1999, the capital gain or loss is generally calculated on the difference between the capital proceeds and the cost base for the share, with no indexation. If shares acquired after that time are held by individuals, complying superannuation entities or trusts for 12 months or more before disposal, those shareholders may also be able to claim a 'CGT Discount' (see further below).

(d) CGT Discount for Shares Held for 12 Months or More

In general:

- if a Spicers Share is held for more than 12 months before disposal; and
- the holder of the Spicers Share is an individual, complying superannuation entity or trust who would have a capital gain on the disposal,

that shareholder may choose to claim a 'CGT Discount' on the disposal of the Spicers Share.

For an individual, the CGT Discount, in general, works as follows:

- The individual must calculate the capital gain on the difference between the capital proceeds and the cost base of the Spicers Share without any indexation for inflation.
- If the individual has any available capital losses, they must be deducted against the capital gain.
- Only one half of the remaining net capital gain (after deduction of capital losses, if any) is then included in taxable income.

For a complying superannuation entity (as defined in the Tax Laws), the CGT Discount, in general, works as outlined above, except that two-thirds of the remaining net capital gain (after deduction of capital losses, if any) is included in taxable income.

(e) CGT Discount for Trusts

A CGT Discount may also be available if there is a capital gain on disposal of a Spicers Share acquired before 23 December 1999 that is held by a trust for 12 months or more. The provisions are complex, and trusts and beneficiaries will need to obtain their own advice on this issue.

In general, the trustee of the trust may be eligible to claim a CGT Discount in respect of the capital gain (on a Spicers Share acquired before 23 December 1999 that is held for 12 months or more) in calculating the net income of the trust. The 'discounted capital gain' may then be passed to beneficiaries of the trust presently entitled to a share of that net income.

The beneficiaries to whom the discounted capital gain is passed must then 'gross-up' their share of the capital gain to its undiscounted amount. The beneficiaries may then be able to claim a CGT Discount in relation to that grossed-up amount (at the appropriate rate, and after the deduction of any capital losses), but *only* if they are individuals, complying superannuation entities or trusts.

If there is any share of net income of the trust to which no beneficiary is presently entitled, and the trustee is taxable on that share of the net income of the trust, the benefit of the CGT Discount is not available to the trustee in determining that tax liability.

Complex cost base adjustment rules also apply to trust interests where there is a distribution of trust funds which represent discounted capital gains.

(f) CGT Discount for Companies

The CGT Discount is not available to companies.

(g) Twelve Months Rule

The CGT Discount does not apply to Spicers Shares held for less than 12 months. Special rules apply under the Tax Laws to determine if shares have been held for the requisite period. Spicers shareholders should seek their own advice on this.

(h) CGT Discount Optional if Indexation Still Applies

Individuals, complying superannuation entities and trusts do not have to claim the CGT Discount in relation to shares eligible for indexation up to 30 September 1999. In general, shares acquired before 11.45am on 21 September 1999 are eligible. In some cases, for such shares, calculation of the capital gain after indexation of the cost base may give a lower CGT liability than applying the CGT Discount to the capital gain calculated without indexation.

Scrip for Scrip Roll-over

(a) Introduction

The CGT provisions have a 'scrip for scrip roll-over' which can apply if, and to the extent that, the consideration for shares under a takeover bid includes a share component.

However, the roll-over is only available if certain requirements are met. Further, the roll-over applies only for CGT purposes. It will not apply to profits realised on Spicers Shares held as revenue assets.

(b) Roll-over Requirements

The requirements for the roll-over to apply to a Spicers shareholder who accepts an Offer for its Spicers Shares include the following:

- the owners of all voting shares in Spicers are able to participate on substantially the same terms in relation to the Offers;
- Paper Australia owns at least 80% of the voting shares in Spicers as a result of the Offers (the so-called '80% requirement');
- the Spicers shareholder would otherwise make a capital gain (and not a loss) on disposal of its Spicers Shares acquired on or after 20 September 1985;
- the Spicers shareholder receives PaperlinX Shares (as well as cash) for its Spicers Shares;
- any capital gain from the subsequent sale of PaperlinX Shares received would be subject to CGT; and
- the Spicers shareholder elects to claim the roll-over.

Paper Australia has sought confirmation from the Australian Commissioner of Taxation that the arrangement will qualify for full scrip for scrip roll-over (where consideration under Section 2.2(a)(i) is elected) and partial scrip for scrip roll-over (where consideration under Section 2.2(a)(ii) is elected) provided that the 80% requirement is met.

It is a condition of the Offers that Paper Australia acquires sufficient Spicers Shares to become entitled to take 100% control of Spicers. However, Paper Australia reserves the right to waive this condition. Hence, Paper Australia is not, as at the date of this Bidder's Statement, in a position to confirm that the '80% requirement' will be satisfied.

Certain Spicers shareholders may not be entitled, under the terms of the Offers, to receive PaperlinX Shares in exchange for Spicers Shares. Instead, the PaperlinX Shares to which they would otherwise be entitled will be converted to cash by a sale by nominee arrangement outlined in the Offers (see Section 2.11). Roll-over relief will not be available to those Spicers shareholders.

(c) Full Roll-over

Spicers shareholders who elect to receive consideration set out in Section 2.2(a)(i) will be able to claim full roll-over if the scrip for scrip roll-over applies. Broadly, the roll-over will result in the capital gain on the Spicers Shares being deferred until the sale of the PaperlinX Shares received in exchange.

The cost base of the Spicers Shares disposed of becomes the cost base of the PaperlinX Shares received.

For example:

A shareholder exchanges 80 Spicers Shares with a cost base of $2 each for consideration of seven PaperlinX Shares for every eight Spicers Shares. The cost base in relation to each of the 70 PaperlinX Shares acquired is calculated as follows:

Total cost base = $2 x 80 = $160

Cost base of each PaperlinX Share = $160/70 = $2.29

(d) Partial Roll-over

Spicers shareholders who elect to receive consideration set out in Section 2.2(a)(ii), will only be able to claim a partial roll-over if the scrip for scrip roll-over applies. This is because the capital proceeds for disposal of the Spicers Shares will include cash (the ***cash component***) as well as PaperlinX Shares (the ***share component***).

In general, a partial roll-over would work as follows for a disposal of a Spicers Share:

- A part of the Spicers Share would be treated as ineligible for roll-over relief (the ***ineligible part***) and part would be treated as eligible (the ***eligible part***).
- For the ineligible part, a capital gain would be calculated on the difference between the cash component and so much of the cost base of the Spicers Share as is reasonably attributed to the ineligible part. That gain would be included in the taxable income of the Spicers shareholder.
- For the eligible part, the roll-over would apply, and no capital gain would be included in taxable income. In addition, so much of the cost base of the Spicers Share as is reasonably attributed to the eligible part would become the cost base of the PaperlinX Shares component of the capital proceeds received for the Spicers Share.

The Explanatory Memorandum to the roll-over legislation suggests that it will be reasonable if the cost base of the Spicers Shares is attributed between the ineligible part and the eligible part having regard to the proportion that the cash component bears to the total capital proceeds (as valued for CGT purposes). Note that the result may be different for each shareholder as the value of the PaperlinX Shares component of the capital proceeds would vary depending on the date of the contract for the disposal of the Spicers Shares.

For example:

A shareholder exchanges 80 Spicers Shares with a cost base of $2 each for consideration of four PaperlinX Shares and $10 cash for every eight Spicers Shares. The market value of the PaperlinX Shares is $3.50. Accordingly, the total value of the 40 PaperlinX Shares acquired is $140 – this constitutes 'eligible proceeds' plus $100 cash which is 'ineligible proceeds' (i.e. total consideration of $240). The shareholder's cost base in the Spicers Shares is allocated as follows:

$140/$240 x $160 = $93.33 (this is the cost base of the 'eligible part')

$100/$240 x $160 = $66.67 (this is the cost base of the 'ineligible part')

The shareholder is able to roll-over the eligible part of the cost base, and will obtain cost base in each of the 40 PaperlinX Shares acquired as follows:

Cost base of each PaperlinX Share = $93.33/40 = $2.33

In relation to the 'ineligible part', the shareholder will make a capital gain calculated as follows:

Ineligible proceeds	$100.00
less Cost base of ineligible part	$66.67
Capital gain	$33.33

A Spicers shareholder may also be entitled to claim the CGT Discount (see further above in this Section 6.2.4) for the capital gain not covered by the roll-over.

6.2.5 *CGT Considerations – Non-Australian Residents*

The analysis set out below applies to a Spicers shareholder who is not an Australian resident for tax purposes. It should be noted that the Australian CGT provisions applicable to disposals of shares pursuant to a takeover bid are complex. This Section 6.2.5 discusses the general principles applicable, but Spicers shareholders will need to obtain their own advice on the detailed operation of the specific statutory provisions.

A Spicers shareholder who is a non-resident of Australia for tax purposes will generally not be subject to CGT on disposal of its Spicers Shares, unless either:

- they own, have owned, or have rights to own (together with their associates) at least 10% (by value of the shares) of the issued capital of Spicers at some time during the five-year period preceding the disposal of the Spicers Shares; or
- they have at any time used their Spicers Shares in carrying on a trade or business through a permanent establishment in Australia.

Non-residents shareholders who are subject to CGT may be eligible for the CGT Discount (for example, if they are individuals or trusts). The scrip for scrip roll-over can also apply to non-residents but PaperlinX is not in a position, as at the date of this Bidder's Statement, to confirm whether the Offers will qualify for the roll-over.

Non-residents who hold Spicers Shares as revenue assets (see Section 6.2.7 of this Bidder's Statement) may be subject to income tax on profits on disposal of those Spicers Shares. In general, such profits will only be subject to Australian income tax if the profits are treated as having an Australian source.

Australia also has double taxation agreements with a number of countries which may affect a non-resident's liability to income tax, as well as the operation of the CGT provisions.

Spicers shareholders who are non-residents will need to seek advice from their own taxation advisers as to the taxation implications both in Australia and in their country of residence of accepting the Offers.

6.2.6 *CGT and PaperlinX Shares*

For CGT purposes, as a general rule, the cost base of the PaperlinX Shares issued under the Offers will be the market value of the relevant Spicers Shares disposed of to Paper Australia (less the cash received from Paper Australia where consideration under Section 2.2(a)(ii) is elected), plus any incidental costs of the acquisition and disposal of the PaperlinX Shares. The market value of the Spicers Shares, for cost base determination purposes, will be their market value as determined under the CGT provisions as at the date of their disposal. Under current law and practice, the date of disposal for a Spicers shareholder accepting an Offer will generally be the date of the contract for disposal of the Spicers Shares by the Spicers shareholder. The market value of the Spicers Shares at that time may differ from the market value of Spicers Shares at the date of the Offers. Spicers shareholders will need to obtain their own advice on this matter.

However, if scrip for scrip roll-over relief is claimed, the cost base of the PaperlinX Shares will be determined under the special rules outlined in Section 6.2.4 of this Bidder's Statement.

The exchange of Spicers Shares for PaperlinX Shares will result in the acquisition of a new asset for CGT purposes, even if scrip for scrip roll-over is claimed. This will have tax consequences in relation to a subsequent disposal of the PaperlinX Shares.

For example:

(a) A sale of the PaperlinX Shares within 12 months of acquisition will not qualify for the CGT Discount unless the combined holding period of the Spicers Shares exchanged under a scrip for scrip roll-over and the PaperlinX Shares received is at least 12 months. This requires Spicers shareholders to be able to identify the holding periods of the particular Spicers Shares exchanged for the specific PaperlinX Shares sold.

(b) Pursuant to certain proposals announced by the Australian Government, a sale of the PaperlinX Shares by a trust on or after 1 July 2001 may not qualify for the CGT Discount where the trust becomes subject to the proposed 'entity tax' regime at that time (if the legislation is enacted as proposed).

    The Australian Government has announced proposals to tax certain trusts as if they were companies from that date, and has also announced that the CGT Discount will not apply to such trusts for assets acquired after 23 December 1999. Trusts and their beneficiaries will need to obtain their own advice on this matter.

Special rules for PaperlinX Shares acquired in exchange for pre-CGT Spicers Shares

There are special rules that apply where the Spicers Shares given in exchange for PaperlinX Shares were acquired before 20 September 1985. Where this is the case, the cost base of the PaperlinX Shares acquired is generally the market value of the PaperlinX Shares at the time they were acquired.

6.2.7 *Revenue Assets*

Circumstances in which Spicers Shares may be treated as revenue assets include, but are not limited to, cases where they are held as trading stock, acquired for purpose of profit on resale, or held in a business of which the sale of shares is an ordinary incident.

Calculation of assessable gains or losses for revenue assets follows different principles to calculation of capital gains and losses under the CGT provisions. In addition, calculation of gains and losses for revenue assets will vary between different types of taxpayers.

Spicers shareholders will need to obtain their own advice on whether their Spicers Shares are revenue or capital assets, and, if they are revenue assets, as to how gains or losses are calculated.

6.2.8 *Taxation of Dividends*

Australian Resident Shareholders

Resident individuals, resident superannuation funds, partnerships or trusts (other than a partnership or trust which is treated as a company for Australian tax purposes), which receive dividends from PaperlinX must include in their assessable income the amount of the dividend together with the value of any franking credits attached to the dividend. Income tax is calculated on this total and the taxpayer will be entitled to claim a rebate equal to the value of any franking credits attaching to the dividend (up to the total tax payable).

Certain shareholders, including individuals and complying superannuation funds may obtain a refund of franking credits arising in respect of franked dividends paid on or after 1 July 2000, where the total of the franking credits to which they are entitled exceeds the amount of income tax that they would have to pay if they had not been entitled to those franking credits. This measure does not apply in relation to dividends paid to corporate shareholders.

From 1 July 2000, a resident corporate shareholder will only be entitled to a rebate of tax on the franked portion of dividends received from PaperlinX or Spicers. Tax will be payable on the unfranked portion of the dividend.

Companies are generally entitled to credit their franking account for the franked amount of any dividend they receive, and for tax paid on any unfranked dividend.

Non-resident Shareholders

Non-residents of Australia who receive dividends from PaperlinX may be subject to Australian withholding tax on the unfranked portion of the dividend, except to the extent the unfranked dividend is paid under the 'foreign dividend account' rules. Those rules permit PaperlinX to use certain non-portfolio dividends from foreign sources to pay dividends to non-residents free of withholding tax up to the amount of available foreign dividend account credits attaching to the dividend paid by PaperlinX to the non-residents. From 1 July 2001, it is proposed to expand the foreign dividend accounts into foreign income accounts which will include total foreign income which is exempt or not taxed in Australia because of foreign tax credits. Non-residents receive dividends net of any withholding tax.

Franking Credit Trading, etc

This Section does not deal with any transactions that could result in the triggering of Tax Law provisions dealing with trading in franking credits, nor does it address the special situation which arises where a shareholder has entered into options, derivatives or other arrangements which have a material impact on the risk of loss and opportunities for gains arising from holding shares.

6.2.9 *Stamp Duty*

Stamp duty will be payable by Paper Australia at 0.3% on the market value of Spicers Shares transferred to it. Spicers shareholders will not be liable for this stamp duty.

No stamp duty will apply to the PaperlinX Shares issued as consideration for Spicers Shares.

6.2.10 *GST*

No Australian goods and services tax will apply to the disposal of Spicers Shares or the issue of PaperlinX Shares under the Offers.

6.3 New Zealand Tax Considerations

6.3.1 *Introduction*

Set out below is general information in relation to New Zealand taxation considerations which may apply to a New Zealand resident Spicers shareholder who receives an Offer. This general information only applies to Spicers shareholders who hold the shares directly as individuals or companies. Other shareholders should seek their own advice in relation to the New Zealand taxation considerations which may apply to them.

The following information on New Zealand taxes reflects the current provisions of the *Income Tax Act 1994*, the *Stamp and Cheque Duties Act 1971* and the *Goods and Services Tax Act 1985*, but does not take into account or anticipate changes in New Zealand tax law, whether by way of future judicial decision or legislative action, nor does it take into account tax legislation of other countries apart from New Zealand.

6.3.2 *Disposal of Spicers Shares*

A Spicers shareholder who disposes of Spicers Shares pursuant to the Offers will be treated as having disposed of those Spicers Shares for New Zealand tax purposes.

If a Spicers shareholder does not deal in shares, did not acquire the Spicers Shares for the purpose of resale, or did not hold or acquire the Spicers Shares as part of a profit-making scheme, amounts derived on the disposal of Spicers Shares should not be taxable to the Spicers shareholder.

If the Spicers shareholder is a dealer in shares or has acquired the Spicers Shares for the purpose of resale, or has acquired or held the Spicers Shares as part of any profit-making scheme, any amounts derived on the disposal of the Spicers Shares will constitute gross income for New Zealand tax purposes and therefore will be taxable. This will be the amount of cash plus the market value of the PaperlinX Shares received, and the market value of any other property received by the shareholder. However, in such circumstances the cost of the Spicers Shares disposed of will be an allowable deduction for tax purposes.

In the case of a person who acquired the Spicers Shares for the purposes of resale, or as part of a profit-making scheme, and does not hold the Spicers Shares as trading stock, the deduction is allowed in the income year of disposal. In the case of a person who holds the Spicers Shares as trading stock, the normal trading stock rules apply. Generally, dealers will hold shares as trading stock. The trading stock rules require that the closing value of shares be at cost. This means the amount deductible against the gross income derived from the share swap would be the cost of the Spicers shares held. Because they will not be held at the end of the year in which the swap takes place, the deduction will be allowed in the year of the share swap.

6.3.3 *Taxation of Dividends*

An individual New Zealand resident shareholder receiving a dividend (which would typically include a bonus issue in lieu of cash or other property and a bonus issue specifically elected as a taxable bonus issue in accordance with New Zealand tax law) from PaperlinX returns such amount as gross income, regardless of any Australian franking credit. For the income year ending 31 March 2001, income tax is charged at the rate of 19.5% for individuals with annual taxable income up to NZ$38,000, at the rate of 33% for individuals with taxable income in excess of NZ$38,000 up to NZ$60,000, and at the rate of 39% for individuals with taxable income in excess of NZ$60,000.

The New Zealand/Australia double tax agreement permits Australia to impose non-resident withholding tax on dividends (to a maximum of 15% of the gross dividend). A credit against New Zealand tax only arises in respect of any Australian non-resident withholding tax payable on dividends declared by PaperlinX. However, no credit against New Zealand taxes arises for Australian franking credits attached to dividends paid by PaperlinX to its shareholders.

A New Zealand resident company shareholder receiving a dividend from PaperlinX will generally not be required to return such amount as gross income, but, instead, will be subject to a 33% dividend withholding payment on the gross amount of the dividend in New Zealand (subject to a credit for any Australian non-resident withholding tax paid), assuming that the New Zealand resident company does not own 10% or more of PaperlinX. If the company does own at least 10% of PaperlinX, then dividends generally will not be taxable or subject to dividend withholding payment as the dividend withholding payment will be assumed to be fully offset by a foreign tax credit. However, the assumed foreign tax credit does not apply in some unusual circumstances, in which case the actual foreign tax credit must be calculated.

In certain circumstances, shares held by New Zealand residents in foreign entities may constitute an interest in a foreign investment fund for New Zealand income tax purposes. However, a general exemption from the foreign investment fund regime applies to entities resident and liable for tax in Australia, the United Kingdom, Canada, Germany, Norway, Japan and the United States of America. Therefore, PaperlinX Shares held by New Zealand residents should not give rise to foreign investment fund consequences.

6.3.4 *Stamp Duty*

Stamp duty in New Zealand was abolished with effect from 20 May 1999.

6.3.5 *GST*

New Zealand goods and services tax is not imposed on the transfer of shares or the distribution of dividends because those are each 'financial services' in terms of section 3 of the *Goods and Services Tax Act 1985*, and are accordingly exempt from such tax.

7 Additional Information

7.1 Funding Arrangement for Cash Component of Offer

The maximum cash amount payable under the Takeover Bid to Spicers shareholders (other than Paper Australia) will be approximately $101 million, assuming Paper Australia acquires all of the Spicers Shares subject to the Offers and all Spicers shareholders choose the Cash and Share Offer.

Funds to satisfy that sum, and also to pay the stamp duty and other transaction costs associated with the Takeover Bid, will be obtained by Paper Australia as set out below.

PaperlinX has established a $600 million bill and cash advance facility (the ***NAB Facility***) with National Australia Bank Limited (***NAB***) pursuant to which PaperlinX and certain subsidiaries of PaperlinX, including Paper Australia (the ***Borrower***), can drawdown funds. The NAB Facility will expire on 3 May 2003. The NAB Facility is PaperlinX's main debt facility. As at the date of this Bidder's Statement, at least $60 million is available for drawdown under the NAB Facility.

All of the conditions precedent to drawdown under the NAB Facility have been satisfied. However, the availability of funds under the NAB Facility at the time of any drawdown is subject to the Borrower giving a drawdown notice to NAB. Paper Australia, PaperlinX and certain other subsidiaries of PaperlinX are also required to give various representations and warranties at the time of each drawdown. The representations and warranties are considered normal for facilities of the same type as the NAB Facility, and include that at the date of drawdown no event of default (as defined in the NAB Facility), or event which would be likely to become an event of default, continues unremedied.

In connection with the NAB Facility, PaperlinX and certain subsidiaries of PaperlinX have granted a negative pledge and guarantee and indemnity in favour of NAB. Under the negative pledge, PaperlinX and the relevant subsidiaries covenant in favour of NAB that they will not create or allow to exist a security interest over their assets, other than in certain specified circumstances (including where the security secures indebtedness for a total amount not exceeding 10% of the consolidated total tangible assets of the PaperlinX Group).

In addition to the above, Paper Australia has received a letter of offer from Deutsche Bank AG (***Deutsche Bank***) in relation to a Bridging Loan Facility (the ***Deutsche Facility***) pursuant to which Paper Australia will be able to drawdown up to $140 million. The Deutsche Facility will expire on 31 December 2001. PaperlinX is negotiating with Deutsche Bank to provide a long-term facility as part of PaperlinX's overall funding requirements.

The letter of offer provides that the Deutsche Facility will incorporate usual conditions and warranties, covenants and events of default (including those contained in the documentation relating to the NAB Facility). Certain companies in the PaperlinX Group, including PaperlinX and Paper Australia, will also be required to enter into negative pledge and guarantee and indemnity arrangements in favour of Deutsche Bank similar to those which have been granted in favour of NAB.

If Paper Australia were to accept the letter of offer from Deutsche Bank, sufficient funds would be available under the existing NAB Facility and the Deutsche Facility to fully fund the cash component of the consideration for the acquisition of the Spicers Shares not already owned by Paper Australia, together with other transaction costs associated with the Takeover Bid.

7.2 Arrangements for Issue of PaperlinX Shares

The maximum number of PaperlinX Shares to be issued under the Takeover Bid will be approximately 70.7 million shares, assuming Paper Australia acquires all the Spicers Shares subject to the Offers and all Spicers shareholders choose the Share Offer.

The issue of PaperlinX Shares to Spicers shareholders who accept the Offers will be made directly by PaperlinX. No shareholder approvals or other third party consents are required for the issue of those shares.

PaperlinX has entered into an agreement with Paper Australia under which PaperlinX has covenanted to issue, on the terms and conditions of the Offers, the number of PaperlinX Shares necessary to ensure that Paper Australia fulfils its obligations under the Takeover Bid.

7.3 Paper Australia's Interests in Spicers

7.3.1 Securities in Spicers

Based on information provided to PaperlinX by Spicers, the total number of securities in each class in Spicers as at the date of this Bidder's Statement is as follows:

Class	Number
Ordinary shares	138,722,278

7.3.2 Relevant Interests in Spicers Securities

As at the date of this Bidder's Statement and as at the date immediately before the first Offer is sent, Paper Australia has a relevant interest in 57,925,908 Spicers Shares.

7.3.3 Voting Power in Spicers

As at the date of this Bidder's Statement and as at the date immediately before the first Offer is sent, the voting power of Paper Australia in Spicers is 41.8%.

7.4 Dealings Relating to Shares in Spicers

During the four months before the date on which the first Offer is sent, neither Paper Australia nor any associate of Paper Australia has provided, or agreed to provide, consideration for a Spicers Share under a purchase or agreement.

7.5 Benefits Relating to Shares in Spicers

During the four months before the date on which the first Offer is sent, neither Paper Australia nor any associate of Paper Australia has given, or offered or agreed to give, to another person a benefit which was likely to induce the other person, or an associate of the other person, to:

(a) accept an offer under the Takeover Bid; or

(b) dispose of Spicers Shares,

which benefit is not offered to all Spicers shareholders under the Takeover Bid.

7.6 Material Information about Spicers

7.6.1 Recent Announcements to the ASX by Spicers

The Chairman's and Managing Director's addresses to the annual general meeting of Spicers is attached to this Bidder's Statement as Annexure C.

Since the date of the Chairman's and Managing Director's addresses at the 2000 annual general meeting, Spicers has made the following material public announcements (other than in relation to the Offers):

- On 4 September 2000, Spicers announced an agreement to purchase the Minnesota Paper Company in the USA. Minnesota Paper is a small paper merchant operating in the Minneapolis/ St Paul region. The announcement noted that the acquisition, which took effect on 1 September 2000, will result in Spicers' 12th distribution centre in the USA.
- On 19 October 2000, Spicers announced that it had entered into an agreement with Sausage Software Limited for their ePRONTO application, which will further enhance the Spicers Group's e-commerce systems, incorporating real time Internet based customer transactions. The announcement noted that this further development would expand customers' options for interactive business to business activities, including improvements to the placing, processing and tracking of customer orders.

Paper Australia will provide a copy of these announcements free of charge to any person who asks for it during the Offer Period. Requests for copies of these announcements may be made to the Company Secretary, PaperlinX Limited, on +61 3 9811 8400. Spicers and the Chairman and Managing Director of Spicers have consented to the Chairman's and the Managing Director's addresses and the statements referred to above being included in, or accompanying, this Bidder's Statement in the form and context in which they are included and have not withdrawn their consent prior to the lodgment of this Bidder's Statement with ASIC.

7.6.2 Recent Changes in Spicers' Financial Position

Except as set out in this Bidder's Statement, so far as is known to Paper Australia, the financial position of Spicers has not materially changed since 30 June 2000 (being the date of the last balance sheet of Spicers laid before Spicers in a general meeting).

7.7 Interests and Benefits Relating to PaperlinX and the Takeover Bid

7.7.1 Interests

Except as set out in this Section 7.7, no:

(a) director or proposed director of PaperlinX;

(b) person named in this Bidder's Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Bidder's Statement;

(c) promoter of PaperlinX; or

(d) broker or underwriter to the issue of PaperlinX Shares,

(together ***Interested Persons***) holds, or held at any time during the two years before the date of this Bidder's Statement, any interests in:

(i) the formation or promotion of PaperlinX; or

(ii) property acquired or proposed to be acquired by PaperlinX in connection with:

(A) its formation or promotion; or

(B) the offer of PaperlinX Shares under the Offers; or

(iii) the offer of PaperlinX Shares under the Offers.

7.7.2 Benefits

Except as set out in this Section 7.7, no person has paid or agreed to pay any fees, or provided or agreed to provide any benefit, to:

(a) a director or proposed director of PaperlinX, to induce them to become or to qualify as a director of PaperlinX; or

(b) any Interested Person for services provided by that person in connection with:

(i) the formation or promotion of PaperlinX; or

(ii) the offer of PaperlinX Shares under the Offers.

KPMG has acted as auditor of PaperlinX and acted as Investigating Accountant in respect of the public

offering of PaperlinX Shares under the Prospectus. KPMG Transaction Services (Australia) Pty Limited acted as Independent Accountant in respect of the public offering of PaperlinX Shares under the Prospectus. KPMG has acted as Investigating Accountant in respect of the Offers under the Takeover Bid and has prepared the Investigating Accountant's Report on the pro forma historical financial information contained in this Bidder's Statement. KPMG Transaction Services (Australia) Pty Limited has acted as Independent Accountant in respect of the Offers under the Takeover Bid and has prepared the Independent Accountant's Report on the forecasts contained in this Bidder's Statement. In aggregate, PaperlinX has paid or agreed to pay KPMG and KPMG Transaction Services (Australia) Pty Limited $852,000 (plus disbursements) for these services to the date of this Bidder's Statement. Further amounts may be paid to KPMG and KPMG Transaction Services (Australia) Pty Ltd in accordance with their usual time based charge-out rates.

7.7.3 *Directors' Remuneration*

Pursuant to the constitution of PaperlinX, each non-executive director is to be paid, as remuneration for services, a sum determined by the board of directors payable at the time and in the manner determined by the board of directors, provided that the aggregate remuneration paid to all the non-executive directors in any year may not exceed the amount fixed by PaperlinX in general meeting. PaperlinX in general meeting has fixed the maximum aggregate remuneration which can be paid to all non-executive directors in any year pursuant to PaperlinX's constitution at $750,000. The board of directors currently comprises six directors, although the board may comprise up to ten directors. As set out in Section 4.1.2, PaperlinX intends to invite two additional people (being present directors of Spicers) to join the board of PaperlinX following the close of the Offers.

7.7.4 *Interests of Directors in Contracts or Proposed Contracts with PaperlinX*

The non-executive directors have entered into agreements with PaperlinX for the payment of retiring allowances on retirement as a director. PaperlinX also has agreements with each of the directors indemnifying them against liabilities to any person other than PaperlinX or a related body corporate that may arise from their acting as officers of PaperlinX, except where the liability arises out of conduct involving a lack of good faith. These agreements also provide that PaperlinX will maintain normal insurance policies for the benefit of the directors against liability arising as a result of them acting in their official capacity, and providing for a right of access to board papers relating to their period as a director for a period following their retirement, subject to confidentiality obligations. These arrangements are set out in Sections 8.10.4 and 8.10.5 of the Prospectus, which are incorporated into this Bidder's Statement by reference (see Section 7.12 below).

7.7.5 *Directors' Insurance*

The existing insurance policy entered into by PaperlinX for the benefit of the directors covers, on the terms and subject to the conditions of that policy, the directors against any civil liabilities they may incur through their participation in the Offers including liabilities arising from their approval of this Bidder's Statement and against certain costs and expenses.

7.8 Litigation and Other Proceedings

So far as the directors are aware, there is no current or threatened litigation, arbitration proceedings or administrative appeals, or criminal or governmental prosecutions in which PaperlinX or its subsidiaries are directly or indirectly concerned which is likely to have a material adverse effect on the business or financial position of PaperlinX.

7.9 Regulatory Requirements for Offers

7.9.1 *Introduction*

The acquisition by Paper Australia of Spicers Shares will, in some jurisdictions, require the approvals of, or notifications to be made to, relevant regulatory authorities.

It should be noted that the obtaining of certain necessary approvals is a condition of the Offers (see Section 2.6).

7.9.2 *Australia*

Section 50 of the *Trade Practices Act 1974* (***TPA***) prohibits any merger which has or is likely to have the effect of substantially lessening competition in a substantial market in Australia. The ACCC, which is responsible for administering that Act, is reviewing PaperlinX's proposed acquisition of all Spicers Shares in the context of that prohibition.

If the ACCC forms the view that the proposed acquisition will result in contravention, it may seek undertakings from PaperlinX to address specific competition concerns (such as, for example, undertakings as to divestiture of assets or as to PaperlinX's future conduct), and/or it may apply to the Federal Court of Australia to enjoin the proposed acquisition.

PaperlinX is not required to lodge any formal notification with the ACCC in relation to the proposed

takeover. However, PaperlinX has made submissions to the ACCC as to the likely effect of the proposed acquisition, and has sought confirmation from the ACCC that it will not seek to enjoin the proposed acquisition.

Based upon an examination of information available to PaperlinX relating to the businesses in which the PaperlinX Group and the Spicers Group are engaged, PaperlinX believes the proposed acquisition of all Spicers Shares will not contravene section 50 of the TPA. Notwithstanding PaperlinX's view, PaperlinX has offered to the ACCC the following:

- an undertaking that, for three years, PaperlinX will not make an application under Part XVB, Division 2 of the *Customs Act 1901* (i.e. an 'anti-dumping' application) in relation to the importation of A4 cut size copy paper into Australia by any person unless that application has been certified by a reputable independent adviser as being made bona fide and on prima facie acceptable grounds; and
- an undertaking that PaperlinX will divest the Edwards Dunlop Paper business, which PaperlinX currently understands to be the business operated by Edwards Dunlop & Co Limited (a wholly owned subsidiary of Spicers).

The undertakings which have been offered to the ACCC by PaperlinX will not come into effect unless and until:

- they are accepted by the ACCC under section 87B of the TPA;
- PaperlinX has appointed its nominees to the board of Spicers and those nominees constitute a majority of the directors of Spicers; and
- the ACCC confirms in writing to PaperlinX that it will not oppose the acquisition of Spicers Shares pursuant to the Offers.

If the ACCC accepts the undertakings referred to above in the form offered by PaperlinX, this will not breach the conditions of the Offers (which are set out in Section 2.6).

There can be no assurance that the ACCC will not seek further undertakings from PaperlinX or that the ACCC will not institute proceedings in respect of the Offers. If the ACCC were to institute proceedings (or threaten to do so) in respect of the Offers, such action could be relied on by Paper Australia to avoid contracts arising from acceptance of the Offers.

7.9.3 New Zealand

Under the Commerce Act, a transaction which will result in the acquisition or strengthening of a dominant position in a New Zealand market for goods and services may not proceed unless the Commerce Commission grants a clearance or an authorisation for that transaction. The Commerce Commission may:

(a) grant a clearance if it is satisfied that the transaction will not in fact result in the acquisition or strengthening of a dominant position in a market; or

(b) grant an authorisation if it is satisfied that the transaction will result in public benefits that would outweigh the detriment caused by the acquisition or strengthening of a dominant position in a market.

An application for an informal clearance will be lodged by PaperlinX with the Commerce Commission.

7.10 Quotation of PaperlinX Shares

Application will be made within seven days after the date of this Bidder's Statement to the ASX for admission to quotation of the PaperlinX Shares that may be issued under the Offers. Quotation is not guaranteed or automatic. Nothing in this Bidder's Statement shall be taken to state or imply that the PaperlinX Shares issued under the Offers will be quoted on the ASX.

7.11 Expiry Date

No PaperlinX Shares will be issued on the basis of this Bidder's Statement after 23 November 2001.

7.12 Documents Incorporated by Reference

As permitted by section 712 of the Corporations Law, certain parts of the Prospectus and the PaperlinX Annual Report (as outlined below) are incorporated into this Bidder's Statement by reference. Any person has the right to obtain a copy of those parts of the Prospectus and the PaperlinX Annual Report, free of charge, if that person asks for it during the Offer Period.

Requests for copies of those parts of the Prospectus or the PaperlinX Annual Report may be made to the Company Secretary, PaperlinX Limited, on +61 3 9811 8400.

7.12.1 Prospectus

The relevant parts of the Prospectus which are incorporated into this Bidder's Statement by reference cover the following matters:

(a) details of the senior executive management of PaperlinX (Section 1 of the Prospectus, pages 12 and 13);

(b) an overview of the industry in which PaperlinX operates, with emphasis on the communication papers and packaging papers markets (Section 4 of the Prospectus);

(c) the assumptions on the basis of which the forecasts in the Prospectus were prepared (Section 5.4.3 of the Prospectus);

(d) a summary of the capital reduction and scheme of arrangement effected in April 2000, pursuant to which PaperlinX was demerged from Amcor (Section 8.4 of the Prospectus);

(e) details of the structural changes made, and other arrangements entered into between PaperlinX and Amcor, for the purpose of the separation of PaperlinX from the Amcor Group (Sections 8.5 and 8.6.1 of the Prospectus);

(f) a summary of the material contracts (including those between PaperlinX and the Amcor Group) to which PaperlinX is a party (Section 8.6 of the Prospectus);

(g) details of the arrangements between PaperlinX and Amcor in relation to intellectual property, including the arrangements regarding ownership of intellectual property and the provision by Amcor of information technology and research and development services to PaperlinX (Section 8.8 of the Prospectus);

(h) a summary of the terms of PaperlinX's employee incentive plans, namely its Employee Share Purchase Plan and Employee Share/Option Plan (Section 8.9 of the Prospectus);

(i) a summary of the terms of the dividend reinvestment plan established by PaperlinX, which has not yet commenced operation (Section 8.11 of the Prospectus); and

(j) details of the arrangements entered into by PaperlinX with each of its non-executive directors for the payment to the director of retirement benefits on death or retirement from office, and for indemnities, insurance coverage and document access to be provided to the director pursuant to a Director's Deed (Sections 8.10.4 and 8.10.5).

7.12.2 PaperlinX Annual Report

Pages 17 and 28 to 66 (both inclusive) of the PaperlinX Annual Report are incorporated into this Bidder's Statement by reference and contain the financial results summary and the financial statements for PaperlinX for the year ended 30 June 2000.

7.13 Date for Determining Holders of Securities

For the purposes of section 633 of the Corporations Law, the date for determining the people to whom information is to be sent under items 6 and 12 of section 633(1) is the Record Date.

7.14 ASIC Exemptions and Modifications

Paper Australia has obtained from ASIC exemptions from and modifications to the Corporations Law under section 655A (and, in the case of paragraph (a), sections 669 and 673) of the Corporations Law:

(a) to clarify the application of the definition of 'associate' under the Corporations Law, and also the application of the exclusions referred to in section 16 of the Corporations Law;

(b) to clarify that the events referred to in item 2, paragraph (d)(ii) of section 611 of the Corporations Law may operate as conditions;

(c) to conform the payment obligations owed to persons who do not tender the Transfer Documents at the time of acceptance to the general payment obligations under the Offers;

(d) to clarify that notices in relation to the status or fulfilment of a defeating condition are not required to be published and may instead be given to Spicers and ASIC or the ASX;

(e) to permit the copy of this Bidder's Statement lodged with ASIC and given to Spicers and the ASX to omit the names and addresses of Spicers shareholders, the date of the Offers and dates which relate to or depend on that date, the relevant interest and voting power position of Paper Australia immediately before the first Offer is sent, and the disclosures required by sections 636(1)(h) and 636(1)(i) of the Corporations Law in respect of the period from the date of this Bidder's Statement to the date of the Offers;

(f) to require disclosure in relation to Paper Australia's relevant interest in Spicers securities as at the time immediately before lodgment with ASIC of this Bidder's Statement;

(g) to require disclosure in relation to Paper Australia's voting power in Spicers as at the time immediately before the first Offer is sent;

(h) if the Offers are varied by improving the consideration, to entitle a person who has already accepted an Offer to receive that improved consideration within the same period as specified in the Offers;

(i) to enable the conditions expressed in section 650F of the Corporations Law to be satisfied within the time periods specified in that section, even if that time is after the expiry of the Offer Period;

(j) to permit Paper Australia to cause the issue of PaperlinX Shares to a nominee to sell those shares on behalf of certain accepting Spicers shareholders to whom an issue of PaperlinX Shares would result

in them holding less than marketable parcels of PaperlinX Shares, and for the determination as to whether a Spicers shareholder would hold less than a marketable parcel to be made based on the closing price of PaperlinX Shares on the ASX on the day before the date of this Bidder's Statement; and

(k) to permit this Bidder's Statement to include statements of official persons, or statements extracted from public official documents, or statements extracted from certain other publications, or statements of certain other specified persons, or to include statements based on such statements, without in either case Paper Australia obtaining the consent of the person who made that statement or this Bidder's Statement stating that such person gave that consent.

7.15 Consents and Disclaimers

Written consents have been given and, at the time of lodgment with ASIC of this Bidder's Statement, have not been withdrawn, by the persons identified below on the terms stated below.

In connection with the issue of the Prospectus, Dames & Moore was commissioned to conduct a review of material environmental issues at PaperlinX's mills at Maryvale, Shoalhaven, Burnie and Wesley Vale, as well as at the Tonganah mine which closed in January 2000 (see Section 5.5.3 under the heading 'Environment'). Dames & Moore has given its written consent to be named in this Bidder's Statement as environmental adviser in connection with the Prospectus in the form and context in which it is named and to all statements purporting to be made by Dames & Moore or to be based upon a statement made by Dames & Moore included in the form and context in which they are included. Dames & Moore has not withdrawn its consent prior to the lodgment of this Bidder's Statement with ASIC. Dames & Moore has not authorised or caused the issue of this Bidder's Statement.

KPMG has given its written consent to the issue of this Bidder's Statement with its Independent Accountant's Report and to all statements purporting to be made by KPMG or to be based upon a statement made by KPMG included in the form and context in which they are included, and to being named in this Bidder's Statement as Independent Accountant in respect of the Offers in the form and context in which it is named. KPMG has not withdrawn its consent prior to the lodgment of this Bidder's Statement with ASIC. KPMG has not authorised or caused the issue of this Bidder's Statement.

KPMG Transaction Services (Australia) Pty Ltd has given its written consent to the issue of this Bidder's Statement with its Independent Accountant's Report and to all statements purporting to be made by KPMG Transaction Services (Australia) Pty Ltd or to be based upon a statement made by KPMG Transaction Services (Australia) Pty Ltd included in the form and context in which they are included, and to being named in this Bidder's Statement as Independent Accountant in respect of the Offers in the form and context in which it is named. KPMG Transaction Services (Australia) Pty Ltd has not withdrawn its consent prior to the lodgment of this Bidder's Statement with ASIC. KPMG Transaction Services (Australia) Pty Ltd has not authorised or caused the issue of this Bidder's Statement.

7.16 Other Material Information

There is no other information material to the making of a decision by an offeree whether or not to accept an Offer (being information that is known to Paper Australia and has not previously been disclosed to the holders of Spicers Shares) other than as disclosed in this Bidder's Statement and the Annexures.

8

Share Sale Facility

8.1 Description

PaperlinX has made arrangements with its broker, J B Were & Son, to allow Spicers shareholders to sell any PaperlinX Shares they may receive as a result of acceptance of the Offer, pursuant to the Share Sale Facility.

8.2 How the Facility Works

(a) If you choose to use the Share Sale Facility, J B Were & Son will sell the PaperlinX Shares which are issued to you pursuant to the Offers on the ASX for a brokerage cost of 0.75%, if the PaperlinX Shares are sold under a single aggregated selling order. The Registrar has offered to administer a system to aggregate the selling orders under the Share Sale Facility.

(b) Spicers shareholders who receive PaperlinX Shares as a result of acceptance of the Offers can use the Share Sale Facility for all or some of the PaperlinX Shares to which they become entitled as a result of acceptance of the Offers.

(c) Spicers shareholders who receive PaperlinX Shares as a result of acceptance of the Offer and who wish to use the Share Sale Facility should note that they will not have control over the time of the sale and therefore will not be able to personally ensure that the sale occurs at a certain price. The sale price will depend upon the market conditions prevailing at the time of the sale. Neither J B Were & Son (or its agent), PaperlinX or the nominee will be responsible for failure to sell the shares at any particular price.

(d) The proceeds of the sale under the Share Sale Facility of any of the PaperlinX Shares which you are issued as a result of acceptance of the Offer (less brokerage calculated at a rate of 0.75% of the total sale proceeds which will be retained by J B Were & Son, and any applicable stamp duty, goods and services tax and other applicable taxes) will be paid to you by cheque in Australian dollars, mailed to your address as shown on the register of members of PaperlinX.

(e) You acknowledge that neither J B Were & Son, PaperlinX, Paper Australia nor any nominee has given you any advice or made any securities recommendations relating to the sale of your PaperlinX Shares.

8.3 Terms of Facility

The Share Sale Facility will be available to accepting Spicers shareholders during the Offer Period and for a period of two months after the close of the Offers.

Only PaperlinX Shares to which you become entitled as a result of acceptance of the Offer can be sold using the Share Sale Facility.

8.4 Mechanism for Sale

You may choose to use the Share Sale Facility by notifying the Registrar in writing of your election to do so. On each day that the Share Sale Facility is operating, the Registrar will collate the number of shares for which Spicers shareholders who have accepted the Offers and received PaperlinX Shares have notified the Registrar that they wish to sell under the Share Sale Facility. The Registrar will contact J B Were & Son and place an order to sell those shares for execution on the following business day on a best endeavours basis.

9 Defined Terms and Interpretation

9.1 Defined Terms

In this Bidder's Statement, the following definitions apply unless the context otherwise requires.

ACCC means the Australian Competition and Consumer Commission.

Acceptance Form means the form of acceptance and transfer which accompanies this Bidder's Statement.

Amcor means Amcor Limited (ABN 62 000 017 372).

Amcor Group means the group of companies comprising Amcor and its subsidiaries.

Announcement Date means 16 November 2000.

Approval means a licence, authority, authorisation, consent, permission, approval, clearance, grant, affirmation, confirmation, order, exemption, waiver or ruling.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

ASX Listing Rules means the Listing Rules of the ASX.

ATO means the Australian Taxation Office.

Australia means the Commonwealth of Australia.

Bidder's Statement means this document, being a statement by Paper Australia under section 633 and Divisions 2 and 4 of Part 6.5 of the Corporations Law relating to the Takeover Bid.

Cash and Share Offer is a reference to the offer of cash and PaperlinX Shares in Section 2.2(a)(ii).

Broker has the meaning given in the SCH Business Rules, being a person who is a share broker and a participant in CHESS.

CHESS means the Clearing House Electronic Subregister System, which provides for the electronic transfer of securities in Australia.

CHESS Holding means a holding of Spicers Shares on a CHESS Subregister of Spicers.

CHESS Subregister has the meaning given in the SCH Business Rules.

Controlling Participant means the Broker or Non-Broker Participant who is designated as the controlling participant for Spicers Shares in a CHESS Holding in accordance with the SCH Business Rules.

Corporations Law means the Corporations Law of Australia.

Directors means the directors of PaperlinX.

Foreign Shareholder has the meaning given in Section 2.11.1.

J B Were & Son means Were Stockbroking Limited (ACN 006 797 897) trading as J B Were.

Issuer Sponsored Holding means a holding of Spicers Shares on the Issuer Sponsored Subregister of Spicers.

Issued Sponsored Subregister has the meaning given in the SCH Business Rules.

Merged Group means the combined PaperlinX Group and Spicers Group.

Nominee has the meaning given in Section 2.11.3.

Non-Broker Participant has the meaning given in the SCH Business Rules.

Odd Lot Shareholder has the meaning given in Section 2.11.2.

Offer means:

(a) in Sections 2 and 8, the offer contained in Section 2 and includes a reference to that Offer as varied in accordance with the Corporations Law; and

(b) elsewhere in this Bidder's Statement, any one of the Offers.

Offer Period means the period during which the Offers are to remain open in accordance with Section 2.3.

Offers means the offers in the form of the Offer in Section 2 to be made, or to be taken to be made, by Paper Australia to acquire Spicers Shares, and includes a reference to those offers as varied in accordance with the Corporations Law.

Paper Australia means Paper Australia Pty Ltd (ABN 63 061 583 533).

PaperlinX means PaperlinX Limited (ABN 70 005 146 350) and, where the context requires, the PaperlinX Group.

PaperlinX Annual Report means the annual report and accounts of PaperlinX for the year ended 30 June 2000.

PaperlinX Group means the group of companies comprising PaperlinX and its subsidiaries.

PaperlinX Shares means fully paid ordinary shares in the capital of PaperlinX.

Prospectus means the Prospectus dated 25 February 2000 issued by Amcor and PaperlinX.

Public Authority means any government or governmental, semi-governmental, supranational, regulatory, statutory or judicial entity or authority, whether in Australia or elsewhere. It includes, without limitation, any self-regulatory organisation established under statute or any stock exchange.

Record Date means the date to be set by Paper Australia in accordance with section 633(2) of the Corporations Law.

Registrar means Computershare Registry Services Pty Ltd (ABN 48 078 279 277).

Rights means all accretions, rights and benefits of whatever kind attaching to or arising from the Spicers Shares directly or indirectly on or at any time after the date of this Bidder's Statement (including, without limitation, all dividends and other distributions, and all rights to receive dividends or other distributions or to receive or subscribe for shares, stock units, notes, bonds, options or other securities, declared, paid or issued by Spicers or any of its subsidiaries).

SCH means the Securities Clearing House, being the body that administers CHESS under the Corporations Law.

SCH Business Rules means the business rules of the SCH.

Spicers means Spicers Paper Limited (ABN 84 007 228 113).

Spicers Group means the group of companies comprising Spicers and its subsidiaries.

Spicers Shares means fully paid ordinary shares in the capital of Spicers.

Share Offer is a reference to the offer of PaperlinX Shares in Section 2.2(a)(i).

Share Sale Facility means the facility offered by J B Were & Son described in Section 8.

Takeover Bid means the takeover bid constituted by the Offers.

Transfer Documents means all documents that are sufficient to enable Paper Australia to become the registered holder of your Spicers Shares.

9.2 Interpretation

In this Bidder's Statement, the following rules of interpretation apply unless the context requires otherwise.

(a) A reference to time is a reference to Australian Eastern Daylight Time.

(b) Headings are for convenience only and do not affect interpretation.

(c) The singular includes the plural and conversely.

(d) A reference to a section or Annexure is to a section of, or an Annexure to, this Bidder's Statement.

(e) A gender includes all genders.

(f) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(g) ***$ or A$ or dollars or ¢*** is a reference to the lawful currency in Australia, unless otherwise stated.

(h) A reference to a person includes a body corporate, an unincorporated body or other entity and conversely.

(i) A reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, but not limited to, persons taking by novation) and assigns.

(j) A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(k) A reference to any instrument or document includes any variation or replacement of it.

(l) A term not specifically defined in this document has the meaning given to it in the Corporations Law.

(m) A reference to ***your Spicers Shares*** is, subject to Section 2.5, to Spicers Shares of which you are registered as the holder in the register of members of Spicers as at 9.00am on the Record Date.

DATED 23 November 2000

Signed on behalf of Paper Australia Pty Ltd pursuant to a unanimous resolution of the Board of Directors of Paper Australia Pty Ltd.

David Meiklejohn
Director

Ian Wightwick
Director

Annexures

Annexure A

KPMG

KPMG Assurance and Advisory

ABN: 51 194660183

KPMG
161 Collins Street Melbourne
VIC 3000 Australia

GPO Box 2291 U
Melbourne VIC 3001
Australia

Telephone: (03) 9288 5555
Facsimile: (03) 9288 6666
Internet: www.kpmg.com.al

The Board of Directors
PaperlinX Limited
685 Burke Road
Camberwell VIC 3124

The Board of Directors
Paper Australia Pty Ltd
685 Burke Road
Camberwell VIC 3124

23 November 2000
To the Boards of Paper Australia Pty Ltd and PaperlinX Limited

Investigating Accountant's Report on the Balance Sheet Information

Introduction

This report has been prepared for inclusion in the Bidder's Statement to be dated 23 November 2000, to be lodged with the Australian Securities and Investments Commission ("ASIC") by Paper Australia Pty Ltd ("Paper Australia") and to be forwarded to shareholders of Spicers Paper Limited ("Spicers").

The Bidder's Statement has been issued in connection with the Offer to be made by Paper Australia, a wholly owned subsidiary of PaperlinX Limited ("PaperlinX"), to acquire 100% of the issued share capital in Spicers. The details of the Offer are set out in the Bidder's Statement.

KPMG has been requested to report whether anything has come to our attention which would cause us to believe that the balance sheet information disclosed in the Bidder's Statement is not properly drawn up in accordance with the basis of preparation and assumptions set out therein and with generally accepted practice as applied in Australia for presenting pro forma historical financial information in a bidder's statement.

PaperlinX has prepared, and is responsible for the balance sheet information included in the Bidder's Statement.

Expressions defined in the Bidder's Statement have the same meaning in this report.

Balance Sheet Information

The balance sheet information provided in Section 4.2 of the Bidder's Statement comprises:

- the summary balance sheets as at 30 June 2000 for PaperlinX Consolidated and Spicers Consolidated;
- the pro forma balance sheet of the Merged Group as at 30 June 2000 assuming the acquisition of the remaining share capital in Spicers occurred on 30 June 2000, presented in accordance with two potential scenarios, being 100% acceptance of the Share Offer and 100% acceptance of the Cash and Share Offer; and
- the gearing ratio, being net debt to total shareholders' equity as derived from the above mentioned pro forma balance sheet information.

The pro forma balance sheets of the Merged Group under the two potential acquisition scenarios have been derived from the audited financial statements of PaperlinX and Spicers. The pro forma balance sheets reflect the following adjustments and assumptions:

- no divestments of any assets of PaperlinX or Spicers;
- the borrowings of the Merged Group include approximately $7 million for transaction related costs;
- a provision of approximately $13 million being raised for integration costs expected to be incurred by the Merged Group in connection with the merger; and
- every PaperlinX Share issued as consideration under the Offers having a deemed issue price of $3.15 (being the closing price of PaperlinX shares on the ASX on the day before the announcement of the Takeover Bid, less 10%). The actual issue price of PaperlinX shares to be issued under the Offers will be determined at the time of allotment.

In preparing the pro forma balance sheet of the Merged Group under the two potential acquisition scenarios no allowance has been made for:

- the possible fair value adjustments to the Spicer's assets and liabilities which would cause a decrease or increase in goodwill recognised at acquisition date as such an assessment can only be made with full access to the underlying accounting records;
- the fair value of the shares to be issued in PaperlinX differing from the assumed $3.15 per share used as the basis for the preparation of the pro forma balance sheet information which would cause a decrease or increase in the goodwill recognised at acquisition date; and

KPMG

- the actual operating results of both PaperlinX and Spicers for the period from 1 July 2000 to the actual date of acquisition.

Scope of Review

The balance sheet information included in the Bidder's Statement has been derived from the audited financial statements of PaperlinX and Spicers for the year ended 30 June 2000.

The financial statements of PaperlinX were audited by KPMG in accordance with Australian Auditing Standards to provide reasonable assurance that the historical financial information of PaperlinX was free of material misstatement. KPMG's audit report, which was unqualified, is included in the PaperlinX Limited Annual Report.

PriceWaterhouseCoopers audited the financial statements of Spicers and issued an unqualified audit opinion in relation to those financial statements.

In our role as Investigating Accountant for the purposes of the Bidder's Statement, we have agreed the summary balance sheets to the audited financial statements and we have reviewed the adjustments made to those reports to derive the Merged Group pro forma balance sheets. Our review, which relates solely to these adjustments and assumptions has been carried out in accordance with Australian Auditing Standards applicable to review engagements to report whether, on the basis of the procedures described, anything has come to our attention which would cause us to believe that the pro forma balance sheet information disclosed in the Bidder's Statement has not been properly compiled and presented in accordance with the basis of presentation and assumptions set out in Section 4.2 of the Bidder's Statement.

The review procedures were substantially less in scope than an audit examination conducted in accordance with generally accepted auditing standards. The review was limited primarily to:

- reviewing the relevant working papers, accounting records and other documentation supporting the adjustments made and the assumptions upon which they were based;
- reviewing the balance sheet information to determine it is in accordance with PaperlinX's current accounting policies (as presented in Appendix 1 to this report) and those of Spicers, and the key assumptions underlying its preparation;
- recalculating the gearing ratio derived from the pro forma balance sheet information; and
- making enquiries of the Directors and senior management of PaperlinX.

Having regard to the nature of the review, which provides less assurance than an audit, and to the nature of the balance sheet information, this report does not express an audit opinion on the balance sheet information included in the Bidder's Statement.

Opinion

Opinion on compilation and presentation

In our opinion:

- the summary balance sheets of PaperlinX Consolidated and Spicers Consolidated have been accurately extracted from the audited financial statements of PaperlinX and Spicers; and
- the pro forma balance sheets of the Merged Group have been properly prepared and presented on the basis of the stated assumptions and adjustments set out in Section 4.2 of the Bidder's Statement and in accordance with PaperlinX and Spicers accounting policies.

Opinion on the assumptions and adjustments

Based on our review of the evidence supporting the assumptions and adjustments, nothing has come to our attention which causes us to believe that those assumptions and adjustments do not provide a reasonable basis for the preparation of the pro forma balance sheets of the Merged Group.

Subsequent Events

To the best of KPMG's knowledge and belief, there have been no material items, transactions or events subsequent to 30 June 2000 not otherwise disclosed in this report that have come to our attention during the course of our review which would cause the information included in this report to be misleading.

Independence

KPMG does not have any interest in the outcome of the Offer other than in connection with the preparation of this report, the Independent Accountant's Report on Directors Forecasts and participation in due diligence procedures for which normal professional fees will be received. KPMG is the statutory auditor of PaperlinX Limited.

Yours faithfully

KPMG

KPMG

Annexure A Appendix 1

KPMG

Note 1 PaperlinX Consolidated Accounting Policies

1. Accounting Standards

PaperlinX Consolidated adopts the currently applicable Australian Accounting Standards and disclosure requirements of the professional accounting bodies.

2. Basis of Preparation

The following is a summary of those significant accounting policies which have been adopted in the presentation of the PaperlinX Consolidated financial statements which have been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Law, modified for certain presentation matters for the purpose of inclusion in the Bidder's Statement.

The financial statements have been prepared on the basis of historical costs except where stated otherwise and do not take into account changing money values or current values on non-current assets.

3. Investments

Investments in associates are accounted for in the PaperlinX Consolidated financial statements using the equity accounting method. Associates are those entities over which PaperlinX Consolidated exercises significant influence, but does not control.

Other investments are brought to account at the lower of cost or recoverable amount and dividend income is recognised in the profit and loss statement when receivable.

4. Revenue Recognition

Sales Revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products to entities outside PaperlinX Consolidated. Sales revenue is recognised when control of the goods has passed to the customer.

Interest income

Interest income is recognised as it accrues.

Services

Revenue from the provision of services is recognised when the service is provided.

Asset Sales

The gross proceeds of asset sales are included as revenue of PaperlinX Consolidated. The profit or loss on disposal of assets is brought to account at the date an unconditional contract of sale is signed.

5. Taxation

General

PaperlinX Consolidated adopts the accounting policy for treatment of company income tax as set out in Accounting Standard AASB 1020 (Tax Effect Accounting) whereby the taxation benefits or liabilities which arise due to differences between the time when items are taken up in the PaperlinX Consolidated accounts and when they are to be taken up for income tax purposes are shown either as a future income tax benefit or as a deferred income tax liability. The future income tax benefit and deferred income tax liability are taken up at the tax rates applicable to the periods in which they are expected to reverse.

The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit can be regarded as being virtually certain of realisation. These benefits will be brought to account as a reduction in income tax expense in the period in which they are recouped. The tax effect of capital losses is not recorded unless realisation is virtually certain.

Capital Gains Tax

Capital Gains Tax, where applicable, is provided in the period in which an asset is sold.

6. Depreciation

Property, plant and equipment, excluding freehold land, are depreciated at rates based upon their expected useful lives using the straight line method.

Depreciation rates used for each class of asset are as follows:

Land improvements between	1% – 3%
Buildings between	1% – 4%
Plant and equipment between	4% – 20%
Finance leases between	4% – 20%

7. Employee Entitlements

Provisions

Provisions for employee entitlements such as wages, salaries, annual leave and other current employee entitlements are calculated at nominal amounts to cover accumulated entitlements at balance date. Provisions for other employee entitlements which are not expected to be settled within 12 months are discounted using the rate attaching to those national government securities at balance date which most closely match the terms of maturity of the related entitlements.

Provisions relating to long service leave have been calculated to represent the present value of estimated future cash outflows discounted to balance date.

Provisions for employee entitlements include, where appropriate, forecast future increases in wages and salaries, grossed up for on-costs, and are based on the experience of PaperlinX Consolidated with staff departures.

Employee Share Plans

PaperlinX Consolidated maintains two Employee Share Plans, the Employee Share Purchase Plan (ESPP) and the Employee Share Option Plan (ESOP). Both plans were established in the year ended 30 June 2000.

Employee Share Purchase Plan

Eligibility to participate in the ESPP is based on each employee's service period. An employee is to have been employed continuously by PaperlinX Consolidated for a period of twelve months or more at the date the invitation to subscribe is made, unless determined to be eligible at the discretion of the directors. The number of shares offered and the issue price are determined at the discretion of the directors.

Employee Share Option Plan

At the discretion of the directors, employees of PaperlinX Consolidated may be offered a specified number of shares or options in relation to unissued shares. In accordance with the rules of the Plan, the issue price of shares is determined by the directors, although the amount payable upon subscription must not be less than 1% of the issue price. In accordance with the rules of the Plan, options may be issued upon such terms and conditions as determined by the directors at the time of the invitation.

When issues relating to the ESPP are made, loans to assist in the purchase of shares will be shown as receivables. Shares are held in trust until the loan is fully paid. The loans can be repaid at any time and must be fully paid when an individual ceases to be employed by PaperlinX Consolidated. No value is recognised at the time of the issue of options under the ESOP. If exercised, contributions are recognised as equity. Shares issued under the ESOP are treated as equity to the extent the shares are paid up.

Superannuation Funds

PaperlinX Consolidated contributes to employee superannuation funds. Contributions are charged against profit as and when they are incurred.

8. Borrowing Costs

Interest and other financing charges are brought to account in determining profit for the period, except to the extent the interest incurred relates to major capital items, in which case interest is capitalised as a cost of the asset up to the time it is ready for its intended use or sale.

For fixed assets, the capitalised interest charges are amortised over the expected useful economic lives.

9. Consolidated Financial Statements

PaperlinX Consolidated financial statements are prepared in accordance with Accounting Standard AASB 1024 (Consolidated Accounts). In preparing the financial statements all balances and transactions between entities included in PaperlinX Consolidated are eliminated.

10. Property, Plant and Equipment

Depreciable property, plant and equipment are shown in the financial statements at cost or valuation less accumulated depreciation.

Land, land improvements and buildings are revalued every three years. During 1999/2000 PaperlinX Consolidated revalued land, land improvements and buildings. Differences arising from revaluations are not included in profit for the year.

In addition to valuations undertaken, the carrying amounts of all property, plant and equipment are reviewed annually. If the carrying amount of an item of property, plant and equipment exceeds its recoverable amount, the asset is written down to the lesser amount. In assessing recoverable amounts, the relevant cash flows are not discounted to their present value.

11. Standing Timber

Effective 1 July 1999 Australian Paper Plantations Pty Ltd adopted Accounting Standard AASB 1037 (Self Generating and Regenerating Assets) whereby standing timber is valued at net market value and increments and decrements in the net market value are recognised in the Statement of Profit in the financial period in which they occur. The early adoption of this Standard has been maintained by PaperlinX Consolidated following the acquisition of Australian Paper Plantations Pty Ltd.

Standing timber less than 10 Years of age is carried at the cost of afforestation expenditure.

Standing timber greater than 10 years of age is valued at the market price of estimated recoverable wood volumes net of harvesting and delivery costs.

12. Inventories

Inventories are valued at the lower of cost (including an appropriate proportion of fixed and variable overheads) and net realisable value in the normal course of business.

Annexure A Appendix 1

KPMG

13. Foreign Currency Translation

The financial statements of overseas controlled entities which are classified as being financially and operationally independent are converted to Australian currency at balance date using the current rate method as set out in Accounting Standard AASB 1012 (Foreign Currency Translation). Any exchange gains/losses arising from the effect of currency fluctuations on these investments are taken directly to the exchange fluctuations reserve.

PaperlinX Consolidated is exposed to changes in foreign exchange rates as a consequence of its activities. All material foreign currency transactions, which are not offset by a natural hedge, are subject to forward cover contracts and any exchange gains/losses arising from the effect of currency fluctuations on the underlying transactions are offset by the exchange gains/losses on the forward cover contract. As a result, such foreign currency transactions are not subject to movements in exchange rates.

14. Financial Instruments

Financial instruments included in liabilities

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to PaperlinX Consolidated.

Bank overdrafts, bank loans and other loans are carried at their principal amounts. Interest is charged as an expense as it accrues other than for amounts capitalised.

Financial instruments included in assets

Trade debtors are carried at nominal amounts due less any provision for doubtful debts. Collectability of overdue accounts is assessed on an ongoing basis. Specific provision is made for all doubtful accounts. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.

Receivables other than trade debtors are carried at nominal amounts due.

15. Leased Assets

PaperlinX Consolidated adopts the provisions of Accounting Standard AASB 1008 (Accounting for Leases) in respect of those assets which are the subject of finance leases.

16. Research and Development Expenditure

Expenditure on research and development is reported as a charge against operating profit in the period in which the expenditure is incurred.

17. Trademarks/Licences

PaperlinX Consolidated writes off expenditure on trademarks/licences to profit as incurred.

18. Goodwill

PaperlinX Consolidated recognises goodwill on acquisition of controlled entities and businesses as required by Accounting Standard AASB 1013 (Accounting for Goodwill).

All goodwill is amortised in equal instalments over the period of time during which the benefits are expected to arise but for a period not exceeding 20 years.

The unamortised balance of goodwill is reviewed at each balance date and adjusted where it is considered necessary.

Annexure A

KPMG

KPMG Transaction Services (Australia) Pty Limited

ACN 003 891 718

Licensed Securities Dealer No.15791
KPMG House GPO Box 2291 U
161 Collins Street Melbourne VIC 3001 Melbourne VIC 3000 Australia
Australia

Telephone: (03) 92885555
Facsimile: (03) 9288 6666
Internet: www.kpmg.com.au

The Board of Directors
PaperlinX Limited
685 Burke Road
Camberwell VIC 3124

The Board of Directors
Paper Australia Pty Ltd
685 Burke Road
Camberwell VIC 3124

23 November 2000
To the Boards of Paper Australia Pty Ltd and PaperlinX Limited

Independent Accountant's Report on the Directors Forecasts

Introduction

This report has been prepared for inclusion in the Bidder's Statement to be dated 23 November 2000, to be lodged with the Australian Securities and Investments Commission ("ASIC") by Paper Australia Pty Ltd ("Paper Australia") and to be forwarded to shareholders of Spicers Paper Limited ("Spicers").

The Bidder's Statement has been issued in connection with the Offer to be made by Paper Australia, a wholly owned subsidiary of PaperlinX Limited ("PaperlinX"), to acquire 100% of the issued share capital in Spicers. The details of the Offer are set out in the Bidder's Statement.

KPMG Transaction Services (Australia) Pty Limited has been requested to:

- form an opinion on whether the Directors Forecasts for the financial year ending 30 June 2001 as set out in Section 4.3 of the Bidder's Statement have been properly prepared and presented in accordance with the stated assumptions; and
- report whether anything has come to our attention which would cause us to believe that the assumptions underlying the Directors Forecasts, when taken as a whole, do not provide a reasonable basis for the preparation of those forecasts.

The Directors of PaperlinX have prepared, and are responsible for the Directors Forecasts included in the Bidder's Statement.

Expressions defined in the Bidder's Statement have the same meaning in this report.

Directors Forecasts

The Directors Forecasts are set out in Section 4.3 of the Bidder's Statement and comprise the PaperlinX, Spicers and Merged Group pro forma earnings forecasts for the financial year ending 30 June 2001. The pro forma earnings forecasts have been compiled from the PaperlinX Prospectus dated 25 February 2000 and a document prepared by PaperlinX management to rework the actual result achieved by Spicers during the year ended 30 June 2000 for those specific assumptions stated in Section 4.3 of the Bidder's Statement. The Merged Group pro forma earnings forecast information represents a consolidation of these two forecasts after having made adjustments for the following:

- the anticipated impacts of the proposed transaction on forecast earnings as if the transaction had been effected on 1 July 2000, presented in accordance with two scenarios, being 100% acceptance of the Share Offer and 100% acceptance of the Cash and Share Offer;
- the anticipated impact of the following assumptions:
  - goodwill amortisation on a straight line basis over 20 years;
  - interest expenditure (where applicable) on acquisition debt being calculated using a pre-tax interest rate of 7.5%;
  - synergy related cost savings of $16.5 million pre-tax being realised in the forecast period;
  - elimination of Spicers equity accounted profit included in the PaperlinX forecast; and
  - elimination of transactions between PaperlinX and Spicers.

Further adjustments and assumptions under the two potential acquisition scenarios have been set out in Section 4.3 of the Bidder's Statement.

The Directors of PaperlinX are responsible for the preparation and presentation of the forecast information including the assumptions upon which the forecasts have been based and the sensitivities of the PaperlinX forecast to changes in key assumptions.

Annexure A

KPMG

The Spicers forecast has been based on limited publicly available information and is intended to be illustrative only. It has been prepared to assist investors in assessing the profitability of the Merged Group. However, recognising the limitations of this information, the PaperlinX Directors believe that the reliability of the figures and assumptions relating to the Spicers component of the Merged Group pro forma earnings forecasts must be considered with particular caution.

The Merged Group pro forma earnings forecasts have been prepared on the assumption that the acquisition of Spicers occurred on 1 July 2000. As the actual date of the proposed acquisition will be after this date, the Merged Group will not in fact operate for the full year ending 30 June 2001 and therefore these forecasts are presented to show indicative annualised information. The actual results of the Merged Group for the financial year ending 30 June 2001 will include the results of Spicers only from the date of acquisition. Given the limitations in the preparation of the Spicers forecast these limitations necessarily flow through to the Merged Group pro forma earnings forecasts.

The pro forma earnings forecasts for PaperlinX, Spicers and the Merged Group reflect the Directors of PaperlinX's best estimate, (bearing in mind the limitation of available information regarding Spicers), based on present circumstances, as to both the most likely set of operating and economic conditions to which PaperlinX, Spicers and the Merged Group will be exposed, and the course of action PaperlinX management and Directors are most likely to take. The forecasts are based on a large number of assumptions and are subject to significant uncertainties and contingencies, many of which are outside the control of PaperlinX management and Directors. Accordingly, actual results during the forecast period may vary materially from the forecast financial information, as it is often the case that some events and circumstances do not occur as expected, or could not be reasonably foreseen.

The Directors Forecasts are significantly impacted by assumptions as to copy paper prices and volumes, linerboard prices and volumes, imported pulp prices, interest rates and the Australian dollar exchange rate with the United States dollar and New Zealand dollar. Shareholders and investors should be aware that the actual operating result may vary from those assumed in the Directors Forecasts and that the variations may be materially positive or negative.

The risks to which the business of PaperlinX and Spicers and results of the Merged Group are exposed, and the sensitivity of PaperlinX forecast to changes in key assumptions, are set out in Section 5.5 of the Bidder's Statement. PaperlinX does not have access to the data that is necessary to calculate the sensitivities for Spicers.

The forecasts have been prepared on a basis consistent with the accounting policies disclosed in Appendix 1 to the Investigating Accountant's Report. The Directors Forecasts are presented in an abbreviated form in so far as they do not contain all of the disclosures required by the accounting standards applicable to historical financial information.

Scope of Review

We have examined the Directors Forecasts for the financial year ending 30 June 2001 in accordance with Australian Auditing Standards applicable to review engagements. The review procedures undertaken in respect of the forecast information were limited primarily to:

- enquiries of senior PaperlinX personnel as to the process used in preparing Directors Forecasts;
- review of working papers and documentation (including budgets and management accounts) supplied by the management of PaperlinX;
- consideration of and discussion with PaperlinX management in respect of the significant assumptions inherent in the Directors Forecasts;
- review of the compilation of the Directors Forecasts;
- ensuring that the Directors Forecasts are presented in accordance with the stated assumptions and basis of preparation and presentation;
- in relation to Spicers and the Spicers component of the Merged Group pro forma earnings forecasts, review of the publicly available information released by Spicers; and
- recalculating the basic earnings per share derived from the PaperlinX forecast, Spicers forecast and Merged Group pro forma earnings forecasts.

The Directors Forecasts relate to events and actions which have not yet occurred and may not occur. While evidence may be available to support the assumptions on which the forecast information is based, such evidence is generally future orientated and therefore not capable of independent substantiation. Given the nature of the evidence available in assessing the reasonableness of the assumptions we are not in a position to obtain the level of assurance necessary to express a positive opinion or an audit opinion on those assumptions. Accordingly, we provide a lesser level of assurance on the reasonableness of the assumptions.

Qualification Regarding Limitation in Scope

The forecast for Spicers is based on limited publicly available information. Neither the PaperlinX Directors, management nor KPMG have had access to Spicer business plans, budgets and risk management procedures. KPMG's review procedures have been limited to the publicly available information used by PaperlinX management to develop the forecast. Having regard

KPMG

to the limitations in the information available, the assumptions and reliability of the figures relating to the Spicers forecast and the Spicers component of the Merged Group pro forma forecast earnings must be considered with particular caution and are subject to considerable uncertainty.

Opinion

Opinion on compilation and presentation

In our opinion:

- the Directors Forecasts have been properly compiled on the basis of the stated assumptions as set out in Section 4.3 of the Bidder's Statement; and
- the Directors Forecasts have been presented in accordance with the basis of preparation and presentation set out in Section 4.3 of the Bidder's Statement and on a basis consistent with the accounting policies adopted and used by PaperlinX (attached as Appendix 1 to the Investigating Accountant's Report) and those used by Spicers.

Opinion on the assumptions with respect to the PaperlinX forecast

Based on our review of the evidence supporting the assumptions, nothing has come to our attention, which causes us to believe that those assumptions, when taken as a whole, do not provide a reasonable basis for the preparation of the PaperlinX forecast for the financial year ending 30 June 2001.

Qualified opinion on the assumptions with respect to the Spicers forecast and the Merged Group pro forma earnings forecasts

Except for the limitation in scope referred to above, and the effects of such adjustments, if any, as might have been required had the limitation not existed, based on our review of the evidence supporting the assumptions, nothing has come to our attention, which causes us to believe that those assumptions, when taken as a whole, do not provide a reasonable basis for the preparation of the Spicers forecast and the Merged Group pro forma earnings forecast for the year ending 30 June 2001.

Actual results are likely to be different from those forecast since anticipated events frequently do not occur as expected and the variation may be material. Accordingly, we express no opinion as to whether the forecasts will be achieved.

Independence

KPMG Transaction Services (Australia) Pty Limited does not have any interest in the outcome of the Offer other than in connection with the preparation of this report, the Investigating Accountant's Report on Balance Sheet Information and participation in due diligence procedures for which normal professional fees will be received. KPMG is statutory auditor of PaperlinX Limited.

Subsequent events

Other than the matters dealt with in this report, and having regard to the scope of our report, to the best of our knowledge and belief there have been no material transactions or events outside of the ordinary business of PaperlinX that have come to our attention which would require comment on, or adjustment to, the information contained in our report or which would cause such information to be misleading.

Yours faithfully

R J Douglas
Authorised Representative

Annexure B

PaperlinX Chairman's Address

PaperlinX commenced operations as a separate entity in April 2000 following the approval by Amcor shareholders to demerge the relevant paper distribution and manufacturing assets and investments. Although the demerger was the successful culmination of many months of intense effort by a large number of people, we were unlucky to have selected Monday 17 April, 2000 as our formal listing date. You will most likely recall that there was a substantial fall in overseas share markets at the end of the previous week and the consequent major fall in the Australian share market on April 17 made the initial week or two rather difficult.

However, this is now well behind us and we can now look back on a most satisfactory first six months. The Board has settled into its role and the management and employees have firmly established PaperlinX as a separate successful entity in business and financial markets.

Since February this year we have provided shareholders with considerable operational and financial data on PaperlinX through the scheme document, the Prospectus and our full year report.

Accordingly, I do not intend revisiting this historical detail at the meeting today. We do, however, have a short video to give you a snapshot of the PaperlinX operations and Ian Wightwick will present an overview of some operational issues, so I will keep my general comments brief.

Year in Review

Turning to the results for the year to June 2000, PaperlinX achieved excellent results in a difficult global trading environment.

As we have indicated in our reports, from an accounting point of view the PaperlinX entity only came into being on 1 April 2000, so for both the Prospectus and the Annual Report we have had to report a 'pro forma' result for the year which aggregates the businesses which now comprise PaperlinX and consolidates their results as though they were part of PaperlinX for the full year. The Prospectus forecasts were published in February and it was a considerable achievement by management to deliver results for the year which were very close to these forecasts.

Profit before interest and tax of $156.8 million and profit after tax of $86.9 million compared with projected forecasts of $158.6 million and $85.5 million respectively.

All business segments delivered solid results and the financial profile of the group at June was sound.

The merchanting business continued to show strong growth in sales volumes, earnings and return on investment which reflects the ongoing management focus on cost control and asset management. PaperlinX merchants have an excellent range of paper products representing superior brands from major mills throughout the world, these merchants continue to focus on service to customers and productivity and to capitalise on the opportunities created by e-business development.

Australian Paper, the manufacturing business, achieved record sales volumes. The new and upgraded manufacturing capacity at Maryvale in Victoria and at Wesleyvale in Tasmania is performing exceptionally well. The two fastest growing segments of the communication papers market are coated papers and office papers, and expansions were focussed on those markets.

Australian Paper's packaging papers business also had an excellent year with record domestic and export sales. A significant proportion of the sales are to Amcor under long-term contracts.

PaperlinX's trading businesses also achieved very creditable sales, profit and return on investment. The trading group now has offices and representatives in over 40 countries and this geographic diversity will provide opportunities for growth.

Australian Paper Plantations also had a sound year, with a record harvest of plantation sawlogs supplied to local sawmillers. The plantations continue to be expanded and last year a net additional 870 hectares of timber was planted to support future requirements.

Spicers, in which PaperlinX has a major investment, reported excellent results and achieved a 49% improvement in profit over the prior year.

The Board is sure that shareholders are particularly pleased to see the improving trend in the safety management and performance of the group. All injury statistics have shown consistent improvement and the company will continue to drive for improving standards in this area.

PaperlinX continues to be proud of its environmental management and performance, the full year report reinforces the commitment that the Board and management have to this important issue. As has been stated before, the PaperlinX operations of yesterday, today and tomorrow are committed to being environmentally responsible and are continually seeking ways to improve performance.

A comprehensive commentary on environmental management and performance is included in the Annual Report. PaperlinX's environmental policy outlines the commitment to responsible environmental management, including complying with licences and regularly performing internal and external audits. Twenty four of these audits were conducted during 1999/2000 and no material issues were uncovered. All manufacturing sites are aiming to achieve ISO14001, the international environmental management system accreditation, by June 2001. All paper manufacturing sites have well established and active consultative committees that include local residents and community groups.

In regard to our forestry activities, and recognising the interest shown by shareholders, conservation groups, and individuals, we have taken various initiatives to ensure that the company and its contractors operate according to the Victorian 'Code of Forest Practices for Timber Production'.

Board and Senior Management

The past six to nine months have been a demanding and testing time for the Board and all employees of PaperlinX.

We have a competent and experienced Board of Directors who have guided the company through the demerger and into the initial period of operations in a very professional manner. As set out in the Annual Report, we have established a comprehensive corporate governance regime which is overviewed through a sub-committee structure. I thank my Board colleagues for their advice and support.

I would also like to acknowledge the effort and commitment of the Managing Director, Ian Wightwick, his management team and all employees of the company in delivering the excellent performance to date. There are many challenges ahead and the Board believes that we have the management team to meet these challenges and deliver superior performance and growth for our shareholders.

September Quarter and Outlook

As indicated in the Annual Report, the recent trends in the global pulp and paper distribution industry of consolidation of suppliers and the rationalisation of production capacity has led to underlying industry fundamentals which are more sound than they have been for many years.

Over recent months paper price increases have been implemented to recover higher wood pulp costs which resulted from price increases earlier in the year and the effect of the lower Australian dollar on US dollar denominated prices. These selling price increases are having a positive impact on the financial results for PaperlinX, but were factored into the Prospectus forecasts.

We do not have historical financials for PaperlinX which would allow us to compare current results with any corresponding period last year. However, our benchmarks are the forecast results for the 2001 year which were published in the Prospectus.

These forecasts predict a profit before interest and tax of $187 million and profit after tax of $100 million for the year. If achieved, these forecasts represent increases of over 15% on last year's pro forma results. I am pleased therefore to report that the September quarter has generated results which have provided a solid start to meeting these forecasts. This also means that we have a good start to paying the significant fully franked dividend predicted in the Prospectus.

I recognise the risks in making predictions so early in the year, but as these challenging forecasts were provided to shareholders in the Prospectus, the Board feels obliged to indicate how we are travelling compared with those forecasts. However, we are all aware of the historical volatility of global pulp and paper markets and I must qualify any predictions as being subject to the vagaries of these markets.

The financial profile of the group at the end of September remains sound and we have structured the debt portfolio to ensure that there are appropriate proportions of fixed and variable interest rate debt. At 30 September the average interest rate on the total debt of $520 million was 6.9%. The company also continues to take a conservative approach in relation to currency management and foreign exchange exposure.

Conclusion

In conclusion, I would summarise by saying that in its first six months of operation, PaperlinX has delivered on the forecasts made in the Prospectus and we have a positive view on the immediate future.

I would again thank the Board and all employees for their efforts during the distracting time of the public listing, particularly, I would like to thank our shareholders for their support during and since the demerger.

David Meiklejohn

Chairman

Annexure C

Spicers Chairman's and Managing Director's Address

I would like at the outset to introduce the company's new Managing Director. All of you would be aware of the passing, following a short illness earlier this year, of our previous Managing Director, Mr Peter Hammond. We have already noted in other places his significant role with Spicers Paper. I would like to formally record again our appreciation for his major contribution over many years to the development of the company, and our sadness at losing such a close colleague and friend.

As I have noted in the Annual Report, it is a tribute to the depth and strength of the Spicers management team that we were able to appoint a successor within a month, and it is my pleasure now to introduce our new Managing Director, since March this year, Mr Peter Waterworth.

Peter Waterworth is a man of very wide experience in the paper industry, with more than 35 years with the Spicers Group. He has held many of the senior positions in the company and has been closely involved with most of the operating divisions at one time or another.

We are very pleased to welcome him as Managing Director and know that the company will benefit greatly from his knowledge, experience and connections in the paper industry worldwide.

This Annual Meeting is an occasion for looking forward rather than backward, but I would like to start by briefly reviewing some of the highlights of the past year.

It is pleasing that we have once again been able to report a significant improvement in our results. You may have noted that our earnings per share this year increased by some 49% to almost 19 cents per share.

Return on shareholders' funds also improved by more than 40%, from 6.9% in 1999 to 9.9% for the past fiscal year. This confirms the ongoing improvement in the company's returns; a trend which is continuing.

At the same time, the underlying value of Spicers shares, in terms of net asset backing, grew from $1.86 per share to $1.94 per share.

These results enabled us to declare another increase in the dividends paid to shareholders. The dividend for the full year was 10 cents per share fully franked, up from 9.0 cents per share, also fully franked, in the previous year. We anticipate that, for at least the near future, dividends will continue to be 100% franked.

The progress of the past year was achieved almost wholly through the growth and improved efficiency of existing businesses, although we did make one acquisition towards the end of the year – the Commonwealth Paper Company, which was merged into the Australian Stationery Group in May.

It was encouraging that all divisions of the company contributed to the strong improvement in profit. The paper distribution businesses increased their turnover, and market share in all regions and Stationery benefited from solid demand to record significantly higher sales.

In reviewing these successes, I don't wish to imply that we are complacent about the future. The Board and management are well aware that the progress of the past few years will lead on to further growth only through continued effort. The unique position that Spicers has established in paper markets within the Pacific Rim, together with our financial strength, creates excellent opportunities for the future of the company.

To talk about this and for further comment on the year's results, I would like to call on our Managing Director, Peter Waterworth:

Peter Waterworth, Managing Director

I would like to start by noting the almost 50% lift in after-tax profit this year, which comfortably exceeded our forecast at last year's Annual Meeting and is the second successive year of substantial profit improvement. This gave us our best results since the company listed on the Australian Stock Exchange in 1988.

This was also a year in which we continued to expand our market share, and the improved profit came on the back of an increase of close to 10% in sales, which were up to an all-time high of $1.3 billion.

As the Chairman has noted, sales growth, combined with improved operating efficiencies and productivity in all regions, translated to improved earnings before interest and tax of a record $52.0 million, up 30% on 1999.

These earnings, together with ongoing improvements in working capital and other asset management, resulted in a major lift in earnings before interest and tax as a percentage of gross capital employed, to 14.4%.

All of our businesses showed a marked improvement in all key areas this year. I won't burden you by reciting further statistics, but you might like to look at the increases in sales and profit on the screen as I comment on each division.

The increases achieved by the Australian paper distribution businesses were particularly pleasing, when you consider that these are long-established operations with an already high market profile. We remain the industry leader in Australia, with the widest selection of stocks and most effective spread of distribution points. Both Spicers Paper and Edwards Dunlop Paper continue to deliver sales growth in excess of market movements, accompanied by consistently strong earnings growth.

The Australian Stationery business also turned in a strong improvement. The reorganisation of manufacturing in recent years has seen major increases in productivity, while distribution efficiencies include substantial levels of e-commerce applications with respect to major accounts.

The acquisition of Commonwealth Paper late in the year strengthened our group's position in the stationery markets

in all mainland capital cities and brings with it important and recognised brands such as Victory, Crown, Docucopy and Profile. This acquisition occurred too late in the year to have any impact on last year's earnings. However, this year it is now already making positive contributions in excess of our projections.

Our New Zealand paper distribution businesses, Spicers Paper and Armitron Paper, consolidated their position as clear market leaders. Despite the prevailing tight economic conditions, both divisions recorded strong profit improvements and returns on gross capital employed. In the current year, despite market uncertainty, both divisions continue to post improved results.

In Asia, our businesses in Malaysia, Singapore and Hong Kong made a substantial recovery as a consequence of regional strengthening in both the domestic and export markets. Malaysia ,in particular, increased its market share, which flowed on to significant increases in profit and return on funds. The Singapore operation also improved all facets of its business and has now cemented its position as one of the market leaders. In Hong Kong, we relocated our office and warehouse and took this opportunity to restructure elements of our business, including product and marketing strategies. The benefits of these actions are now becoming evident in the current year's trading results.

While our Asian operations so far represent only a small proportion of group sales, they do provide a sound platform for further cautious expansion in one of the world's fastest growing regions.

In the United States, Spicers Paper continued to substantially improve sales and market profile. During the year, we successfully completed the start-up of new distribution facilities in Denver and Honolulu. The division's sales increased by well above market growth and, pleasingly, profits were up by more than 30%. This business has grown to the point that it now accounts for just over one third of the company's sales and profits.

Our aim is also to improve our value-added service to customers and to that end we have just made major additions to our paper sheeting capacity, which puts us at the forefront of the industry in this respect.

Continued expansion in the United States is an important part of our overall growth strategy. Our acquisition last month of the Minnesota Paper Company was another step in that direction, taking us to our easternmost location in the USA so far, and closer to major new markets on the eastern seaboard. This brings to 12 the number of distribution centres now operating in the United States.

We intend to continue our expansion in the USA and elsewhere, as further opportunities arise that meet our investment criteria.

We also aim to serve the interests of both our suppliers and customers by setting the pace for our industry in the application of information technology. In addition to the group's long-established leading position in advanced warehousing technology, we have already established business-to-business e-commerce activity in excess of $50 million per year. As a further development of our capabilities in this area, shareholders may have noted our announcement last week of an agreement with the Sausage Software Group, which will further enhance our e-commerce systems. Implementation of the new systems is well advanced and they are expected to be operational within the next few months.

For the future, the year to June 2001 should see further progress in all of our businesses. World demand for fine paper remains positive and prices are stabilising following increases over the past 12 months. This environment, together with our established supplier relationships and ongoing improvements in the group's key operating fundamentals, bodes well for further profit growth.

I will now hand you back to the Chairman.

David Macfarlane, Chairman

Let me now summarise the outlook for the year to June 2001.

We entered the year in a very sound financial position. Our gearing at June 30 last was down to a historic low of just over 30%. This followed a further reduction of more than $25 million in our net debt.

As a result, our borrowing costs were down by more than 20% for the second year in a row, and our interest cover improved by 50%.

We expect our Balance Sheet to remain healthy. The spread of our business internationally also helps us to minimise any impact from exchange rate fluctuations.

Results for the first three months of the current year are good, with profits up on the previous corresponding period and in line with our targets. This trend is expected to continue and should lead to at least a further 20% increase in net profit this year, generating a further improvement in return on shareholders' funds.

We thank the management and staff who once again responded so well to the challenges presented to them. We have featured a cross-section of these 'People Behind the Paper' in the Annual Report, drawn from each country where we operate.

Finally, could I remind you again that you will find the Report, this presentation and other updated information about the company and its progress on our website.

Thank you for your attention.

D Macfarlane
Chairman

PaperlinX
Driven by innovation

File No. 82-5061

PaperlinX

PaperlinX Limited
ACN 005 146 350
685 Burke Road Camberwell
Victoria 3124 Australia
Tel: +61 3 9811 8400
Fax: +61 3 9811 9216

02 JAN 25 AM 8:40

29 December 2000

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

No of Pages: 4

Fax: 1300 300 021

Dear Sir/Madam,

Spicers Paper – extension of offer period

On behalf of Paper Australia Pty Limited, we attach:

- a copy of a notice given pursuant to section 650D of the Corporations Law; and
- a notice pursuant to section 630(2) of the Corporations Law, in accordance with section 630(5) of the Corporations Law. The notice confirms the new date for the giving of notice of the status of the offer conditions pursuant to section 630(1) of the Corporations Law.

We also attach a notice pursuant to ASX Listing Rule 3.2.

Please contact me if you require any further information.

Yours faithfully

Richard Hobson
COMPANY SECRETARY

Corporations Law
Section 650D(1)

Notice of variation

Paper Australia Pty Limited (ABN 63 061 583 533) **gives notice** in accordance with section 650D(1) of the Corporations Law that the Offers dated 6 December 2000 made in accordance with its bidder's statement dated 23 November 2000 (the ***Bidder's Statement***), in relation to a takeover bid for ordinary shares in Spicers Paper Limited (ABN 84 007 228 113), are varied as follows:

> The Offer Period is extended to **7.00pm (Australian Eastern Daylight Time) on 29 January 2001**.

The new date for giving notice of the status of the conditions of the Offers will be 19 January 2001.

ASIC has agreed to modify the Corporations Law to permit this Notice to be approved in the same manner as the Bidder's Statement, and to dispense with the requirement for it to be signed by two directors of Paper Australia Pty Ltd.

A copy of this Notice was lodged with ASIC on 28 December 2000. Neither ASIC nor any of its officers takes any responsibility for the contents of this Notice.

Terms defined in the Bidder's Statement have the same meaning when used in this Notice, unless the context requires otherwise.

DATED 28 December 2000

Signed on behalf of Paper Australia Pty Ltd pursuant to a unanimous resolution of the Board of Directors of Paper Australia Pty Ltd.

Richard Hobson
Secretary

Corporations Law
Section 630(2)

Notice

Paper Australia Pty Limited (ABN 63 061 583 533) **gives notice** in accordance with section 630(2) of the Corporations Law that:

(a) the date for giving notice of the status of the conditions of the Offers dated 6 December 2000 made in accordance with the bidder's statement dated 23 November 2000 (the ***Bidder's Statement***), in relation to a takeover bid for ordinary shares in Spicers Paper Limited (ABN 84 007 228 113), has been postponed to **19 January 2001**; and

(b) none of the conditions set out in section 2.6.1 of the Bidder's Statement has been fulfilled and the Offers have not been freed from those conditions.

Terms defined in the Bidder's Statement have the same meaning when used in this Notice, unless the context requires otherwise.

DATED 28 December 2000

Signed for and on behalf of
Paper Australia Pty Limited

Richard Hobson
Company Secretary

Corporations Law
ASX Listing Rule 3.2

Notice

PaperlinX Limited (ABN 70 005 146 350) **gives notice** in accordance with ASX Listing Rule 3.2 that:

(a) the Offer Period in respect of the Offers dated 6 December 2000 made in accordance with the bidder's statement dated 23 November 2000 (the ***Bidder's Statement***) by Paper Australia Pty Limited (ABN 63 061 583 533), in relation to a takeover bid for ordinary shares in Spicers Paper Limited (ABN 84 007 228 113), has been extended to **7.00pm (Australian Eastern Daylight Time) on 29 January 2001**;

(b) Paper Australia Pty Limited and its associates had a relevant interest in 41.8% of the bid class securities when the first of the Offers was made; and

(c) Paper Australia Pty Limited and its associates had a relevant interest in 47.9% of the bid class securities at the date of the extension of the Offer Period.

Terms defined in the Bidder's Statement have the same meaning when used in this Notice, unless the context requires otherwise.

DATED 29 December 2000

Signed for and on behalf of
PaperlinX Limited

Richard Hobson
Company Secretary

File No. 82-5061

PaperlinX Limited

ACN 005 146 350 ABN 70 005 146 350

02 JUN 25 8:10

Statement to Stock Exchanges and News Media For Six Months Ended 31 December 2000

PaperlinX is pleased to announce a solid result for its first interim period as a separately listed public company. Earnings reflect the robust growth expectations outlined in the company's listing prospectus.

PROFIT AND SALES

		PaperlinX Limited & Controlled Entities		
		July/December 2000	[1] Proforma July/December 1999	% Change
Sales	$m	842.1	778.2	+8.2%
Profit before interest & income tax*	$m	92.9	83.3	+11.5%
Profit before income tax*	$m	74.8	64.8	+15.4%
Profit after income tax*	$m	52.1	47.5	+9.7%
Key Ratios				
Profit before interest and income tax to funds employed*	%	12.1	10.9	
Return on shareholders equity*	%	10.8	10.1	
Net interest cover (times)*	x	5.1	4.5	
Earnings per share*	cps	20.3	18.5	+9.7%

* before abnormals

[1] 'Proforma' is as if the businesses acquired from Amcor on 17/04/00 were owned for the period 01/07/99 to 31/12/99

Consolidated profit after income tax for the six months to December 2000 was in line with prospectus expectations, increasing 9.7% over the prior year proforma results. Reduced interest costs were achieved from the combination of lower interest rates and strong cash flow management.

Profit before interest and income tax of $92.9 million was 11.5% ahead of the prior year proforma results. Demand for communication papers increased in Australia and New Zealand and higher selling prices for communication papers, necessary to recover the increased cost of imported pulp, were achieved.

PaperlinX

DIVIDEND

Directors have declared an interim dividend of 13 cents per share, fully franked at 34 cents in the dollar, as forecast in the prospectus. The dividend will be paid on the increased number of shares resulting from the acquisition of Spicers Paper.

The company will mail the interim dividend on 12 April 2001 to shareholders recorded as being entitled to the dividend on 21 March 2001. The dates are later than those published in the Annual Report to ensure completion of the Spicers Paper acquisition and issue of the resultant PaperlinX shares, prior to the record date.

OPERATIONS

The following table shows, for PaperlinX Limited and controlled entities, profit before income tax, sales revenue and assets by industry and geographic segments for the six months to 31 December 2000 and proforma for the six months to 31 December 1999.

	Profit before Income Tax		Sales Revenue		Total Assets	
	2000	(2) Proforma 1999	2000	(2) Proforma 1999	2000	(2) Proforma 1999
	$m	$m	$m	$m	$m	$m
Industry Segments						
Merchanting (1)	12.9	9.0	347.0	314.8	255.8	203.5
Communication Papers (1)	44.4	36.2	404.3	338.9	940.0	890.6
Packaging Papers (1)	29.3	30.6	139.9	160.5	335.8	340.1
Investments and Other (1) (2)	6.3	7.5	197.3	179.0	485.8	485.5
Profit before interest & income tax (1)	92.9	83.3				
Net Interest	(18.1)	(18.5)				
Inter-segment Sales			(246.4)	(215.0)		
Total:	74.8	64.8	842.1	778.2	2,017.4	1,919.7
Geographic Segments						
Australia (1)	90.3	81.7	739.8	700.7	1,959.0	1,853.1
New Zealand (1)	1.6	0.9	40.2	39.4	27.3	39.5
North America (1)	(0.3)	0.1	44.1	29.7	20.3	18.9
Europe (1)	0.3	0.5	17.5	8.1	8.4	7.0
Asia (1)	1.0	0.1	0.5	0.3	2.4	1.2
Profit before interest & income tax	92.9	83.3				
Net Interest	(18.1)	(18.5)				
Total:	74.8	64.8	842.1	778.2	2,017.4	1,919.7

(1) profit before interest and income tax

(2) proforma is as if the businesses acquired from Amcor on 17/04/00 were owned for the period 01/07/99 to 31/12/99

PaperlinX

REVIEW OF THE HALF YEAR

PaperlinX achieved excellent results for the six months to 31 December 2000, with earnings that were higher than the prior year and were in line with prospectus forecasts.

- Profit before interest and tax (PBIT) increased to $92.9 million, up 11.5% on last year's proforma results.

- Profit after income tax increased to $52.1 million, up 9.7% on last year's proforma results. Last year's proforma results benefited from a prior period tax adjustment $3 million higher than the six months to December 2000.

- PBIT to funds employed for the group increased to 12.1% from 10.9% for the proforma prior year.

The results reflect continuing improvements in the businesses from the focus on cost reductions, higher sales volumes in Australia and New Zealand and higher selling prices offset by the increased costs of imported pulp.

The results continue to reflect PaperlinX's strong position as Australia's leading integrated distributor and manufacturer of communication and packaging papers.

MERCHANTING

PaperlinX's merchants (Dalton Fine Paper, Tomasetti Paper House, Dalton Fine Paper New Zealand and PaperHouseXpress) had an excellent six months, with record sales, profit and return on funds employed. Sales volumes increased 6.7% over the prior year to 175,200 tonnes, with gains in all market segments.

Selling prices increased across the product range principally reflecting the devaluation in the Australian dollar against the US dollar, which increased the cost of imported paper.

Gross margin continued to improve, reflecting cost reduction initiatives, particularly those implemented in the prior year. An ongoing program of initiatives is continuing, with particular emphasis on the supply chain and logistics. These initiatives are designed to improve customer satisfaction and reduce operating costs.

COMMUNICATION PAPERS

PaperlinX's pulp and paper manufacturing and sales is conducted by Australian Paper. Australian Paper's communication papers business delivered strong growth in sales revenue and profit. Demand for Australian produced communication papers was driven by the strong underlying growth in office and coated papers and the higher cost of imported paper. Imported paper prices increased due to the combined effect of the devaluation of the Australian dollar and the higher international prices necessary for manufacturers to recover substantial increases in the cost of their raw materials, particularly pulp. A worldwide tight supply of market pulp saw raw material prices increase dramatically. Australian Paper purchases large quantities of market pulp to complement its production capacity, and incurred substantial increases in its costs, which were recovered in higher selling prices.

All paper machines performed well, with high capacity utilisation rates. The Maryvale 5 paper machine continued to exceed performance expectations and record levels of pulp and paper production were once again achieved.

The high quality, double coated publishing paper produced at our Tasmanian mills has achieved positive customer acceptance since its launch in April 2000. The paper replaces imports.

PaperlinX

Our Tasmanian paper mills at Burnie and Wesley Vale achieved ISO14001 certification in December 2000. The international certification recognises organisations whose environmental management systems effectively manage the environmental aspects of an organisation's activities, products and services. Australian Paper Plantations has also achieved this certification. Our aim is for all paper mills to achieve ISO14001 certification by June 2001.

Demand continues to be robust for communication papers, particularly copy paper and coated paper which are the strongest growing segments in the paper industry.

PACKAGING PAPERS

PaperlinX's packaging papers business is conducted by Australian Paper. Demand for packaging papers in the six months to December 2000 was strong, both in Australia and overseas.

Sales and earnings are in line with prospectus forecasts, albeit below the prior period. As previously reported, last year included a one time sale of inventory to Amcor of 22,000 tonnes. After adjusting for this one time sale in the prior year, sales volumes and earnings are higher than the previous year.

Export sales accounted for approximately 13% of packaging papers sales. Demand and prices for exports to Asia were strong during the period. Prices have softened in recent months, particularly reflecting lower demand due to Chinese New Year and uncertainty on the strength of the USA economy.

INVESTMENTS & OTHER

Spicers Paper

PaperlinX has now essentially completed the purchase of the balance of the shares in Spicers Paper. Acceptances have been received such that PaperlinX owns over 97% of Spicers Paper shares and has moved to compulsory acquisition of the balance. This is an excellent strategic step for PaperlinX, providing a sound platform for the international growth of our merchanting businesses.

For the six months to December 2000, PaperlinX owned 41.8% of Spicers and has equity accounted the earnings. As Spicers will be a wholly owned subsidiary of PaperlinX Limited, and has been delisted from the Australian Stock exchange, it will not be reporting separately.

For the six months, Spicers achieved strong growth in sales and earnings after tax, before merger costs. Profit after tax before merger costs was $16.9 million, an increase of 35% over the prior year on sales of $785 million up 24% on the prior year. Strong results were achieved by all businesses.

After merger transaction costs, Spicers profit after tax was $13.4 million and PaperlinX's equity accounted share is $5.3 million, which is in line with the prior year.

The integration of Spicers with PaperlinX is well underway. The focus is on a smooth transition and achievement of the synergy benefits outlined in the Bidders' Statement.

Trading

PaperlinX's international trading businesses faced difficult trading conditions, with tight supply of product and the impact of the fluctuating exchange rates. Despite the difficult conditions, sales and earnings achieved record levels.

PaperlinX

Pacific Paper Marketing (PPM), our paper trading business, experienced a shortage of paper to sell due to tight supply internationally. Selling prices generally increased reflecting the tight supply and higher raw material costs. Despite the tough conditions, earnings increased to record levels.

Amtrade, our raw material trading business, was unable to fully pass the impact of the lower Australian dollar onto Australian customers.

Supply conditions are easing and higher costs of imported products are being passed on to customers with the aim of restoring margin.

Plantations

Australian Paper Plantations (APP) achieved record sales volumes, in line with prospectus forecasts. However, the downturn in the building industry reduced the volume of sawlog sales, resulting in profit being below expectation.

The lower contribution from sawlog sales was partially offset by cost reduction initiatives implemented during the period.

Planting preparation is on schedule for the 2001 season, when 2,600 hectares will be planted.

FINANCIAL

A summarised PaperlinX group balance sheet is as follows:

		December 2000	June 2000
Current Assets	$m	657.4	609.9
Non current assets	$m	1,360.0	1,368.8
Total Assets	$m	2,017.4	1,978.7
Current Liabilities	$m	334.2	283.9
Non Current Liabilities	$m	715.2	747.6
Total Liabilities	$m	1,049.4	1,031.5
Shareholders Equity	$m	968.0	947.2

Key Balance Sheet Ratios

		December 2000	June 2000
Net Debt	$m	567.5	547.5
Net debt to net debt and shareholders equity	%	37.0	36.6
Net debt to shareholders equity	%	58.6	57.8
Net tangible assets per share	$	3.61	3.54
Net capital expenditure	$m	21.0	26.5

In December 2000, working capital and funds employed increased due mainly to delayed payments from a number of major customers over the Christmas/New Year holiday period, and to higher inventory levels.

PaperlinX

OUTLOOK

PaperlinX's results since its listing have been extremely encouraging. The strategic step of acquiring the balance of Spicers Paper provides a platform for international expansion of the merchanting business and integration of the PaperlinX and Spicers businesses is well underway. Opportunities to further develop the merchanting business internationally, particularly in the USA and Europe, are being pursued.

The financial forecasts in the prospectus and which were predicted at listing are being achieved and the company is confident it can continue to deliver the forecast financial results and growth. The prospectus forecast predicted the January-June 2001 results to be substantially above the January-June 2000 performance, which was adversely impacted by the rapid increase in imported pulp costs. As part of our working capital, capacity and demand management we expect to incur some downtime on our smaller machines over the next period.

Our positive outlook is based on the continuing strong market growth in our key market segments of merchanting and manufacturing, sound market positioning of our businesses, further cost and efficiency initiatives, particularly in supply chain/logistics and our sound financial fundamentals.

Rules 4.1, 4.3

Appendix 4B (rule 4.13(a))

Half Yearly Report

Introduced 1/12/97. Origin: Appendices 3, 4. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

PAPERLINX LIMITED

ACN, ARBN or ARSN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
005 146 350	✓		31 DECEMBER 2000

Equity accounted results for announcement to the market

Extracts from this report for announcement to the market (see note 1).

	$Am
Sales (or equivalent operating) revenue *(item 1.1)*	842.1
Abnormal items after tax attributable to members *(item 2.5)*	-
+Operating profit (loss) after tax (before amortisation of goodwill) attributable to members *(item 1.26)*	52.5
+Operating profit (loss) after tax attributable to members *(item 1.10)*	52.1
+Operating profit (loss) after tax attributable to members before abnormal items	52.1
Extraordinary items after tax attributable to members *(item 1.13)*	-
+Operating profit (loss) and extraordinary items after tax attributable to members *(item 1.16)*	52.1

Dividends (distributions)	Amount per security	Franked amount per security at 34% tax
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	13.0¢	13.0¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	¢	¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	21 March 2001

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer attached news release

+ See chapter 19 for defined terms.

Consolidated profit and loss account

		Current period - $Am	Previous corresponding period - $Am
1.1	Sales (or equivalent operating) revenue	842.1	
1.2	Share of associates' "net profit (loss) attributable to members" (equal to item 16.7)	5.3	
1.3	Other revenue	4.6	
1.4	**+Operating profit (loss) before abnormal items and tax**	**74.8**	
1.5	Abnormal items before tax (detail in item 2.4)	–	
1.6	+Operating profit (loss) before tax (items 1.4 + 1.5)	74.8	
1.7	Less tax	(22.7)	
1.8	+Operating profit (loss) after tax but before outside +equity interests	52.1	
1.9	Less outside +equity interests	-	
1.10	**+Operating profit (loss) after tax attributable to members**	**52.1**	
1.11	Extraordinary items after tax (detail in item 2.6)	-	
1.12	Less outside +equity interests	-	
1.13	Extraordinary items after tax attributable to members	-	
1.14	**Total +operating profit (loss) and extraordinary items after tax** (items 1.8 + 1.11)	**52.1**	
1.15	+Operating profit (loss) and extraordinary items after tax attributable to outside +equity interests (items 1.9 + 1.12)	-	
1.16	**+Operating profit (loss) and extraordinary items after tax attributable to members** (items 1.10 + 1.13)	**52.1**	
1.17	Retained profits (accumulated losses) at beginning of financial period	11.3	
1.18	If change in accounting policy as set out in clause 11 of AASB 1018 Profit and Loss Accounts, adjustments as required by that clause (include brief description)	-	
1.19	Aggregate of amounts transferred from reserves	-	
1.20	Total available for appropriation *(carried forward)*	63.4	

+ See chapter 19 for defined terms.

Consolidated profit and loss account continued

1.20	Total available for appropriation *(brought forward)*	63.4	
1.21	Dividends provided, for payment to external shareholders	(33.4)	
1.22	Aggregate of amounts transferred to reserves	-	
1.23	**Retained profits (accumulated losses) at end of financial period**	**30.0**	

Profit restated to exclude amortisation of goodwill

		Current period $Am	Previous corresponding period $Am
1.24	+Operating profit (loss) after tax before outside equity interests (items 1.8) and amortisation of goodwill	52.5	
1.25	Less (plus) outside +equity interests	-	
1.26	+Operating profit (loss) after tax (before amortisation of goodwill) attributable to members	52.5	

Intangible, abnormal and extraordinary items

		Consolidated - current period			
		Before tax $Am	Related tax $Am	Related outside +equity interests $Am	Amount (after tax) attributable to members $Am
2.1	Amortisation of goodwill	(0.4)	-	-	(0.4)
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	(0.4)	-	-	(0.4)
2.4	Abnormal items				
2.5	**Total abnormal items**	-	-	-	-
2.6	Extraordinary items				
2.7	**Total extraordinary items**				

Comparison of half year profits

(Preliminary final report only)

		Current year - $Am	Previous year - $Am
3.1	Consolidated +operating profit (loss) after tax attributable to members reported for the *1st* half year (item 1.10 in the half yearly report)	N / A	N / A
3.2	Consolidated +operating profit (loss) after tax attributable to members for the *2nd* half year	N / A	N / A

+ See chapter 19 for defined terms.

Consolidated balance sheet
(See note 5)

		At end of current period $Am	As shown in last annual report $Am	As in last half yearly report $Am
	Current assets			
4.1	Cash	10.8	29.6	
4.2	Receivables	309.6	290.3	
4.3	Investments	-	-	
4.4	Inventories	337.0	290.0	
4.5	Other (provide details if material)	-	-	
4.6	**Total current assets**	**657.4**	**609.9**	
	Non-current assets			
4.7	Receivables	0.9	-	
4.8	Investments in associates	117.2	114.5	
4.9	Other investments	1.5	1.5	
4.10	Inventories	-	-	
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	
4.12	Property, plant and equipment (net)	1,034.9	1,048.8	
4.13	Standing timber	166.2	165.2	
4.14	Intangibles (net)	10.0	10.4	
4.15	Other	29.3	28.4	
4.16	**Total non-current assets**	**1,360.0**	**1,368.8**	
4.17	**Total assets**	**2,017.4**	**1,978.7**	
	Current liabilities			
4.18	Accounts payable	185.6	192.4	
4.19	Borrowings	52.5	7.5	
4.20	Provisions	96.1	84.0	
4.21	Other (provide details if material)	-	-	
4.22	**Total current liabilities**	**334.2**	**283.9**	
	Non-current liabilities			
4.23	Accounts payable	-	-	
4.24	Borrowings	525.8	569.6	
4.25	Provisions	189.4	178.0	
4.26	Other (provide details if material)	-	-	
4.27	**Total non-current liabilities**	**715.2**	**747.6**	
4.28	**Total liabilities**	**1,049.4**	**1,031.5**	
4.29	**Net assets**	**968.0**	**947.2**	

+ See chapter 19 for defined terms.

Consolidated balance sheet continued

	Equity			
4.30	Capital	929.1	928.2	
4.31	Reserves	8.8	7.6	
4.32	Retained profits (accumulated losses)	30.0	11.3	
4.33	Equity attributable to members of the parent entity	967.9	947.1	
4.34	Outside +equity interests in controlled entities	0.1	0.1	
4.35	**Total equity**	**968.0**	**947.2**	
4.36	Preference capital included as part of 4.33	-	-	

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $Am	Previous corresponding period - $Am
5.1	Opening balance	N/A	
5.2	Expenditure incurred during current period	N/A	
5.3	Expenditure written off during current period	N/A	
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	
5.5	Expenditure transferred to Development Properties	N/A	
5.6	**Closing balance as shown in the consolidated balance sheet** (item 4.11)	N/A	

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $Am	Previous corresponding period - $Am
6.1	Opening balance	N/A	
6.2	Expenditure incurred during current period	N/A	
6.3	Expenditure transferred from exploration and evaluation	N/A	
6.4	Expenditure written off during current period	N/A	
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	
6.6	Expenditure transferred to mine properties	N/A	
6.7	**Closing balance as shown in the consolidated balance sheet** (item 4.12)	N/A	

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

(See note 6)

		Current period $Am	Previous corresponding period - $Am
	Cash flows related to operating activities		
7.1	Receipts from customers	821.2	
7.2	Payments to suppliers and employees	(763.8)	
7.3	Dividends received from associates	2.9	
7.4	Other dividends received	-	
7.5	Interest and other items of similar nature received	1.3	
7.6	Interest and other costs of finance paid	(16.9)	
7.7	Income taxes paid	(20.0)	
7.8	Other income received	2.6	
7.9	**Net operating cash flows**	27.3	
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(21.6)	
7.11 (1)	Proceeds from sale of property, plant and equipment	0.6	
7.11 (2)	Proceeds from the sale of controlled entities and businesses	-	
7.12 (1)	Payment for purchases of investments	-	
7.12 (2)	Payment for the purchase of controlled entities and assets	(0.1)	
7.13	Proceeds from sale of equity investments	0.3	
7.14	Loans to other entities	-	
7.15	Loans repaid by other entities	-	
7.16	**Net investing cash flows**	(20.8)	
	Cash flows related to financing activities		
7.17	Proceeds from issues of +securities (shares, options, etc.)	-	
7.18	Proceeds from borrowings	195.7	
7.19	Repayment of borrowings	(200.1)	
7.20	Principal lease repayments	(0.9)	
7.21	Dividends paid	(15.3)	
7.22	Loans from other person	(0.3)	
	Other – Demerger Costs	(10.8)	
7.23	**Net financing cash flows**	(31.7)	
7.24	**Net increase (decrease) in cash held**	(25.2)	
7.25	Cash at beginning of period *(see Reconciliation of cash)*	25.6	
7.26	Exchange rate adjustments to item 7.25	-	
7.27	**Cash at end of period** *(see Reconciliation of cash)*	0.4	

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

NIL

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $Am	Previous Corresponding period - $Am
8.1 Cash on hand and at bank	10.1	
8.2 Deposits at call	0.7	
8.3 Less Bank overdraft	(10.4)	
8.4 Other (provide details)	-	
8.5 **Total cash at end of period** (item 7.28)	**0.4**	

Ratios	Current period	Previous corresponding Period
9.1 **Profit before abnormals and tax / sales** Consolidated +operating profit (loss) before abnormal items and tax (item 1.4) as a percentage of sales revenue (item 1.1)	8.9%	
9.2 **Profit after tax / +equity interests** Consolidated +operating profit (loss) after tax attributable to members (item 1.10) as a percentage of equity (similarly attributable) at the end of the period (item 4.33)	5.4%	

+ See chapter 19 for defined terms.

Earnings per security (EPS)	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share.* (a) Basic EPS	20.3¢	
(b) Diluted EPS (if materially different from (a))	-	
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	256.9m	

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	3.61	

+ See chapter 19 for defined terms.

Details of specific receipts/outlays, revenues/ expenses

		Current period $Am	Previous corresponding period - $Am
12.1	Interest revenue included in determining item 1.4	1.3	
12.2	Interest revenue included in item 12.1 but not yet received (if material)	-	
12.3	Interest expense included in item 1.4 (include all forms of interest, lease finance charges, etc.)	(19.4)	
12.4	Interest costs excluded from item 12.3 and capitalised in asset values (if material)	-	
12.5	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	
12.6	Depreciation and amortisation expense (excluding amortisation of intangibles)	(26.6)	

Control gained over entities having material effect

(See note 8)

13.1	Name of entity (or group of entities)	NOT APPLICABLE
13.2	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	N/A
13.3	Date from which such profit has been calculated	N/A
13.4	+Operating profit (loss) and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	N/A

+ See chapter 19 for defined terms.

Loss of control of entities having material effect

(See note 8)

14.1	Name of entity (or group of entities)	NOT APPLICABLE
14.2	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated +operating profit (loss) and extraordinary items from sale of interest leading to loss of control	N/A

+ See chapter 19 for defined terms.

Reports for industry and geographical segments

INDUSTRY SEGMENTS	Profit before income tax $Am	Sales $Am	Total Assets $Am
Merchanting	12.9	347.0	255.8
Communication Papers	44.4	404.3	940.0
Packaging Papers	29.3	139.9	335.8
Investments/other	6.3	197.3	485.8
Profit before net interest, income tax and abnormal items	92.9		
Net interest (1)	(18.1)		
Profit before income tax and abnormal items	74.8		
Abnormal items	-		
Inter-segment sales (2)		(246.4)	
	74.8	842.1	2,017.4

GEOGRAPHIC SEGMENTS			
Australia (3)	90.3	739.8	1,959.0
New Zealand (3)	1.6	40.2	27.3
North America (3)	(0.3)	44.1	20.3
Europe (3)	0.3	17.5	8.4
Asia (3)	1.0	0.5	2.4
Profit before net interest, income tax and abnormal items	92.9		
Net interest (1)	(18.1)		
Profit before income tax and abnormal items	74.8		
Abnormal items	-		
	74.8	842.1	2,017.4

(1) Interest is not allocated internally to the segments but held centrally.

(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.

(3) Profit before interest and income tax.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	12 April 2001
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	21 March 2001
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at 34% tax	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	¢	¢	¢
15.5	Previous year	¢	¢	¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	13.0¢	13.0¢	N/A
15.7	Previous year	¢	¢	¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	¢	¢
15.9	Preference +securities	¢	¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $Am	Previous corresponding period - $Am
15.10	+Ordinary securities	33.4	
15.11	Preference +securities	-	
15.12	**Total**	**33.4**	

The +dividend or distribution plans shown below are in operation.

NOT APPLICABLE

The last date(s) for receipt of election notices for the +dividend or distribution plans	NOT APPLICABLE

Any other disclosures in relation to dividends (distributions)

NIL

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates

	Entity's share of associates'	Current period $Am	Previous corresponding period - $Am
16.1	Operating profit (loss) before income tax	9.6	
16.2	Income tax expense	(3.9)	
16.3	Operating profit (loss) after income tax	5.7	
16.4	Unrealised profit in inventory – adjustment	(0.4)	
16.5	Net profit (loss)	5.3	
16.6	Outside equity interests	-	
16.7	Net profit (loss) attributable to members	5.3	

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to +operating profit (loss) and extraordinary items after tax (item 1.14)	
17.1 **Equity accounted associates**	Current Period	Previous corresponding period	Current period - $Am	Previous corresponding period- $Am
Spicers Paper Ltd	41.8%		5.3	
17.2 Total			5.3	
17.3 **Other material interests** NIL				
17.4 Total				

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 15) (cents)	Amount paid up per security (see note 15) (cents)
18.1	**Preference +securities** *(description)*	N / A	N / A	N / A	N / A
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	 N / A N / A	 N / A N / A	 N / A N / A	 N / A N / A
18.3	**+Ordinary securities**	256,830,601 426,800	256,830,601 426,800	366 207	366 207
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	 426,800 N / A	 426,800 N / A	 207 N / A	 207 N / A
18.5	**+Convertible debt securities** *(description and conversion factor)*	N / A	N / A	N / A	N / A
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 N / A N / A	 N / A N / A	 N / A N / A	 N / A N / A
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
		1,520,000 445,000	NIL NIL	$3.13 $3.32	N / A N / A
18.8	Issued during current period	452,500	NIL	$3.32	N / A
18.9	Exercised during current period	NIL	NIL	N / A	N / A
18.10	Expired during current period	NIL	NIL	N / A	N / A
18.11	Cancelled during the period	15,000 7,500	NIL NIL	$3.13 $3.32	N / A N / A
18.12	**Debentures** *(totals only)*	N / A	N / A		
18.13	**Unsecured notes** *(totals only)*	N / A	N / A		

+ See chapter 19 for defined terms.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and declaration.. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

Refer attached news release

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Refer attached news release

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

The balance of the franking account as at 31 December 2000 was $33.0 million. After taking into account the estimated income tax payable as at that date, and the payment of the interim dividend provided for at that date, the balance of the franking account is estimated be $37.7 million.

The final dividend will be fully franked at a 30% tax rate out of existing franking credits and those arising from the payment of income tax during the year ending 30 June 2001.

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with paragraph 15(c) of AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

NOT APPLICABLE

+ See chapter 19 for defined terms.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	NOT APPLICABLE
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	NOT APPLICABLE

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	NOT APPLICABLE
Date	NOT APPLICABLE
Time	NOT APPLICABLE
Approximate date the +annual report will be available	NOT APPLICABLE

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 13).

Identify other standards used	NOT APPLICABLE

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed

+ See chapter 19 for defined terms.

4 This report is based on +accounts to which one of the following applies.

(Tick one)

- [ ] The +accounts have been audited.
- [x] The +accounts have been subject to review.
- [ ] The +accounts are in the process of being audited or subject to review.
- [ ] The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Law.)*

6 The entity has a formally constituted audit committee.

7 The company is of the kind referred to in the ASIC Class Order [98/1416] dated 29 July 1998, in that it was not required to prepare a financial report for the half year ended 31 December 2000 and, in accordance with that Class Order, comparative information has not been presented.

Sign here: .... Date: 1 March 2001
(Company secretary)

Print name: Richard Hobson..

+ See chapter 19 for defined terms.

File No. 82-5061

PaperlinX

PaperlinX Limited
ACN 005 146 350
685 Burke Road Camberwell
Victoria 3124 Australia
Tel: +61 3 9811 8400
Fax: +61 3 9811 9216

02 JAN 25 AM 8:40

2 January 2001

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

No of Pages: 2

Fax: 1300 300 021

Dear Sir/Madam,

Fulfilment of a condition in relation to Spicers Paper Offer.

On behalf of Paper Australia Pty Limited, we attach a notice pursuant to section 630(4) of the Corporations Law, in accordance with section 630(5) of the Corporations Law. The notice confirms the fulfilment of the offer condition contained in section 2.6.1(c) of Paper Australia Pty Limited's Bidder's Statement for Spicers Paper Limited (relating to the Hart-Scott-Rodino Antitrust Improvements Act 1976 of the USA).

Please contact me if you require any further information.

Yours faithfully

Richard Hobson
COMPANY SECRETARY

Corporations Law
Section 630(4)

Notice

Paper Australia Pty Limited (ABN 63 061 583 533) **gives notice** in accordance with section 630(4) of the Corporations Law that the condition set out in section 2.6.1(c) of the bidder's statement dated 23 November 2000, in relation to a takeover bid for ordinary shares in Spicers Paper Limited (ABN 84 007 228 113), has been fulfilled.

DATED 2 January 2001

Signed for and on behalf of
Paper Australia Pty Limited

Richard Hobson
Company Secretary

PaperlinX

PaperlinX Limited
ACN 005 146 350
685 Burke Road Camberwell
Victoria 3124 Australia
Tel: +61 3 9811 8400
Fax: +61 3 9811 9216

NEWS RELEASE

NEWS RELEASE

Wednesday, 3 January 2001

ACCC AND NZ COMMERCE COMMISSION APPROVE PAPERLINX - SPICERS MERGER

The Australian Competition and Consumer Commission today announced that it would not oppose the acquisition of the outstanding shares in Spicers Paper Limited by PaperlinX Limited. This follows an undertaking by PaperlinX to divest the Commonwealth Paper Company, in addition to the offer to divest Edwards Dunlop Paper.

The divestment of Commonwealth Paper, which was acquired by Spicers in May 2000, is not expected to materially affect either the level of cost synergies estimated to be achieved by PaperlinX from the merger, or the extent of the expected enhancement to PaperlinX's earnings per share.

The New Zealand Commerce Commission has also cleared the proposed merger.

The terms of the undertakings to be provided to the ACCC are currently being finalised. Accordingly, on 28 December, 2000, PaperlinX extended the offer period. The Offer is now scheduled to close on 29 January, 2001.

For further information please contact:

Mr Ian Wightwick	Mr David Shirer
Managing Director	Executive General Manager
PaperlinX Limited	Corporate & Investor Relations
Ph (03) 9811 9258	PaperlinX Limited
	Ph (03) 9811 9802
	Ph (0407) 512 521

File No. 82-5061

PaperlinX

PaperlinX Limited
ACN 005 146 350
685 Burke Road Camberwell
Victoria 3124 Australia
Tel: +61 3 9811 8400
Fax: +61 3 9811 9216

NEWS RELEASE

NEWS RELEASE

Wednesday, 17 January 2001

02 JAN 25

PAPERLINX OFFER FOR SPICERS UNCONDITIONAL

PaperlinX Limited today declared its Offer for Spicers Paper Limited free from all conditions and advised that it intends to make early settlement of the offer consideration. This follows final agreement with the Australian Competition and Consumer Commission on the details of PaperlinX's undertakings to the Commission.

The Offer has the support of the independent Directors of Spicers (in the absence of a higher offer).

For acceptances received by the close of business on Monday 22 January 2001 we intend to send consideration on Wednesday 31 January 2001. For acceptances received after Monday 22 January 2001 we intend to send consideration five business days after receipt. The Offer is scheduled to close on 29 January, 2001.

For further information please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph (03) 9811 9258

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph (03) 9811 9802
Ph (0407) 512 521

File No. 82-5061

PaperlinX

PaperlinX Limited
ACN 005 146 350
685 Burke Road Camberwell
Victoria 3124 Australia
Tel: +61 3 9811 8400
Fax: +61 3 9811 9216

NEWS RELEASE

Monday, 29th January 2001

PAPERLINX OFFER FOR SPICERS SUCCESSFUL

PaperlinX announced today that its offer to acquire all the shares in Spicers Paper Limited will close as scheduled at 7pm. PaperlinX will immediately move for compulsory acquisition of the outstanding shares and delisting of Spicers Paper from the ASX.

PaperlinX has acceptances for more than 90% of Spicers Paper shares, with over 80% of acceptances choosing the scrip for scrip option.

"We see the high level of Spicers shareholders accepting the scrip for scrip offer as a strong endorsement of PaperlinX's growth strategy," said Mr Ian Wightwick, Managing Director of PaperlinX. "We look forward to the opportunities ahead, and are pleased that so many Spicers shareholders have shown confidence in our future."

For further information, please contact:

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph (03) 9811 9805

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph (03) 9811 9802
Mobile 0407 512 521

NEWS RELEASE

Corporations Law
ASX Listing Rule 3.3

Notice

PaperlinX Limited (ABN 70 005 146 350) **gives notice** in accordance with ASX Listing Rule 3.3 that:

(a) the Offer Period in respect of the Offers dated 6 December 2000 made in accordance with the bidder's statement dated 23 November 2000 (the ***Bidder's Statement***) by Paper Australia Pty Limited (ABN 63 061 583 533), in relation to a takeover bid for ordinary shares in Spicers Paper Limited (ABN 84 007 228 113), expired at **7.00pm (Australian Eastern Daylight Time) on 29 January 2001**;

(b) Paper Australia Pty Limited and its associates had a relevant interest in 95.3% of the bid class securities at the expiry of the Offer Period and continue to hold that same relevant interest; and

(c) Paper Australia Pty Limited will proceed with compulsory acquisition of the remaining bid class securities under the Corporations Law.

Terms defined in the Bidder's Statement have the same meaning when used in this Notice, unless the context requires otherwise.

DATED 30 January 2001

Signed for and on behalf of
PaperlinX Limited

Richard Hobson
Company Secretary

File No. 82-5061

PaperlinX

PaperlinX Limited
ACN 005 146 350
685 Burke Road Camberwell
Victoria 3124 Australia
Tel: +61 3 9811 8400
Fax: +61 3 9811 9216

02 JAN 25 AM 8:19

31 January 2001

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

No of Pages: 2

Fax: 1300 300 021

Dear Sir/Madam,

Spicers Paper Limited – compulsory acquisition notice

In accordance with ASX Listing Rule 17.4, we attach a copy of the form of compulsory acquisition notice sent to outstanding holders of ordinary shares in Spicers Paper Limited on 31 January 2001 pursuant to section 661B of the Corporations Law.

Accordingly, will you please arrange for suspension from official quotation of the ordinary shares in Spicers Paper Limited 5 business days after the date of this letter.

Please contact me if you require any further information.

Yours faithfully

Richard Hobson
COMPANY SECRETARY

Australian Securities & Investments Commission

form **6021**

Notice of
compulsory acquisition following takeover bid

Corporations Law
661B(1)(a)

To:

Securities of Spicers Paper Limited (ABN 84 007 228 113) ("the Company")

1. Under an Off Market Bid offers were made by Paper Australia Pty Limited (ABN 63 061 583 533) ("the bidder") in respect of the acquisition of fully paid ordinary shares in the Company. The offers closed on 29 January 2001 at 7.00pm (Australian Eastern Daylight Time).

2. You are, or are entitled to be, registered as the holder of securities in respect of which an offer was made, but have not accepted the takeover offer.

3. The bidder hereby gives you notice under subsection 661B(1) of the Corporations Law ("the Law") that the bidder has become entitled pursuant to subsection 661A(1) of the Law to compulsorily acquire your securities and desires to acquire those securities.

4. Under section 661D of the Law, you have the right, by notice in writing given to the bidder within one month after this notice is lodged with ASIC, to ask the bidder for a written statement of the names and addresses of everyone else the bidder has given this notice to.

5. You are entitled, within one month after being given this notice, or within 14 days after being given a statement requested under section 661D of the Law (as referred to in paragraph 4 of this notice), whichever is the later, by notice in writing to the bidder, to elect which of the following forms of consideration will apply to the acquisition of your securities:
   (a) seven ordinary shares in PaperlinX Limited (ABN 70 005 146 350) for every eight of your shares in the Company; or
   (b) four ordinary shares in PaperlinX Limited and $10.00 cash for every eight of your shares in the Company, subject to section 2.11 of the bidder's statement dated 23 November 2000.

   If you do not elect which of the alternative forms of consideration will apply to the acquisition of your securities, the form of consideration that will apply will be four ordinary shares in PaperlinX Limited and $10.00 cash for every eight of your shares in the Company, subject to section 2.11 of the bidder's statement dated 23 November 2000.

6. Under section 661E of the Law, you have the right, within one month after being given this notice or within 14 days after being given a statement requested under section 661D of the Law (as referred to in paragraph 4 of this notice), whichever is the later, to apply to the Court for an order that the securities not be compulsorily acquired.

7. The bidder is entitled and bound to acquire the securities on the terms that applied under the takeover bid immediately before the end of the offer period.

8. Unless on application made by you under section 661E within one month after being given this notice (as referred to in paragraph 6 of this notice) or within 14 days after being given a statement under section 661D of the Law (as referred to in paragraph 4 of this notice), whichever is the later, the Court otherwise orders, the bidder must comply with paragraph 7 of this notice.

Signature

print name Richard Hobson   capacity Company Secretary

sign here [signature]   date 31/1 2001

File No. 82-5061

PaperlinX

PaperlinX Limited
ACN 005 146 350
685 Burke Road Camberwell
Victoria 3124 Australia
Tel: +61 3 9811 8400
Fax: +61 3 9811 9216

NEWS RELEASE

PRESS RELEASE

01 March 2001

PaperlinX Posts Strong Results for the Six Months Ended December 2000

PaperlinX has achieved excellent results for the six months to December 2000.

- ✓ Successful acquisition of Spicers Paper Limited.
- ✓ Profit before interest and tax of $92.9 million, an increase of 11.5% on prior year proforma results.
- ✓ Profit after tax of $52.1 million, in line with prospectus forecast, and 9.7% above prior year proforma results.
- ✓ Earnings per share 20.3 cents.
- ✓ Interim dividend declared of 13.0 cents per share, fully franked to be paid on the increased number of shares resulting from the acquisition of Spicers.
- ✓ Profit before interest and tax to funds employed of 12.1%.
- ✓ Sound balance sheet.

The full text of the directors' statement to stock exchanges and news media is attached.

For further details contact:

Ian Wightwick
Managing Director
Ph: (03) 9811 9259

Darryl Abotomey
Chief Financial Officer
Ph: (03) 9811 9805

David Shirer
Executive General Manager
Corporate & Investor Relations
Ph: (03) 9811 9802

PaperlinX Limited

ACN 005 146 350 ABN 70 005 146 350

Statement to Stock Exchanges and News Media
For Six Months Ended 31 December 2000

PaperlinX is pleased to announce a solid result for its first interim period as a separately listed public company. Earnings reflect the robust growth expectations outlined in the company's listing prospectus.

PROFIT AND SALES

		PaperlinX Limited & Controlled Entities		
		July/December 2000	(1) Proforma July/December 1999	% Change
Sales	$m	842.1	778.2	+8.2%
Profit before interest & income tax*	$m	92.9	83.3	+11.5%
Profit before income tax*	$m	74.8	64.8	+15.4%
Profit after income tax*	$m	52.1	47.5	+9.7%
Key Ratios				
Profit before interest and income tax to funds employed*	%	12.1	10.9	
Return on shareholders equity*	%	10.8	10.1	
Net interest cover (times)*	x	5.1	4.5	
Earnings per share*	cps	20.3	18.5	+9.7%

* before abnormals

(1) 'Proforma' is as if the businesses acquired from Amcor on 17/04/00 were owned for the period 01/07/99 to 31/12/99

Consolidated profit after income tax for the six months to December 2000 was in line with prospectus expectations, increasing 9.7% over the prior year proforma results. Reduced interest costs were achieved from the combination of lower interest rates and strong cash flow management.

Profit before interest and income tax of $92.9 million was 11.5% ahead of the prior year proforma results. Demand for communication papers increased in Australia and New Zealand and higher selling prices for communication papers, necessary to recover the increased cost of imported pulp, were achieved.

PaperlinX

DIVIDEND

Directors have declared an interim dividend of 13 cents per share, fully franked at 34 cents in the dollar, as forecast in the prospectus. The dividend will be paid on the increased number of shares resulting from the acquisition of Spicers Paper.

The company will mail the interim dividend on 12 April 2001 to shareholders recorded as being entitled to the dividend on 21 March 2001. The dates are later than those published in the Annual Report to ensure completion of the Spicers Paper acquisition and issue of the resultant PaperlinX shares, prior to the record date.

OPERATIONS

The following table shows, for PaperlinX Limited and controlled entities, profit before income tax, sales revenue and assets by industry and geographic segments for the six months to 31 December 2000 and proforma for the six months to 31 December 1999.

	Profit before Income Tax		Sales Revenue		Total Assets	
	2000	(2) Proforma 1999	2000	(2) Proforma 1999	2000	(2) Proforma 1999
	$m	$m	$m	$m	$m	$m
Industry Segments						
Merchanting (1)	12.9	9.0	347.0	314.8	255.8	203.5
Communication Papers (1)	44.4	36.2	404.3	338.9	940.0	890.6
Packaging Papers (1)	29.3	30.6	139.9	160.5	335.8	340.1
Investments and Other (1) (2)	6.3	7.5	197.3	179.0	485.8	485.5
Profit before interest & income tax (1)	92.9	83.3				
Net Interest	(18.1)	(18.5)				
Inter-segment Sales			(246.4)	(215.0)		
Total:	74.8	64.8	842.1	778.2	2,017.4	1,919.7
Geographic Segments						
Australia (1)	90.3	81.7	739.8	700.7	1,959.0	1,853.1
New Zealand (1)	1.6	0.9	40.2	39.4	27.3	39.5
North America (1)	(0.3)	0.1	44.1	29.7	20.3	18.9
Europe (1)	0.3	0.5	17.5	8.1	8.4	7.0
Asia (1)	1.0	0.1	0.5	0.3	2.4	1.2
Profit before interest & income tax	92.9	83.3				
Net Interest	(18.1)	(18.5)				
Total:	74.8	64.8	842.1	778.2	2,017.4	1,919.7

(1) profit before interest and income tax

(2) proforma is as if the businesses acquired from Amcor on 17/04/00 were owned for the period 01/07/99 to 31/12/99

PaperlinX

REVIEW OF THE HALF YEAR

PaperlinX achieved excellent results for the six months to 31 December 2000, with earnings that were higher than the prior year and were in line with prospectus forecasts.

- Profit before interest and tax (PBIT) increased to $92.9 million, up 11.5% on last year's proforma results.
- Profit after income tax increased to $52.1 million, up 9.7% on last year's proforma results. Last year's proforma results benefited from a prior period tax adjustment $3 million higher than the six months to December 2000.
- PBIT to funds employed for the group increased to 12.1% from 10.9% for the proforma prior year.

The results reflect continuing improvements in the businesses from the focus on cost reductions, higher sales volumes in Australia and New Zealand and higher selling prices offset by the increased costs of imported pulp.

The results continue to reflect PaperlinX's strong position as Australia's leading integrated distributor and manufacturer of communication and packaging papers.

MERCHANTING

PaperlinX's merchants (Dalton Fine Paper, Tomasetti Paper House, Dalton Fine Paper New Zealand and PaperHouseXpress) had an excellent six months, with record sales, profit and return on funds employed. Sales volumes increased 6.7% over the prior year to 175,200 tonnes, with gains in all market segments.

Selling prices increased across the product range principally reflecting the devaluation in the Australian dollar against the US dollar, which increased the cost of imported paper.

Gross margin continued to improve, reflecting cost reduction initiatives, particularly those implemented in the prior year. An ongoing program of initiatives is continuing, with particular emphasis on the supply chain and logistics. These initiatives are designed to improve customer satisfaction and reduce operating costs.

COMMUNICATION PAPERS

PaperlinX's pulp and paper manufacturing and sales is conducted by Australian Paper. Australian Paper's communication papers business delivered strong growth in sales revenue and profit. Demand for Australian produced communication papers was driven by the strong underlying growth in office and coated papers and the higher cost of imported paper. Imported paper prices increased due to the combined effect of the devaluation of the Australian dollar and the higher international prices necessary for manufacturers to recover substantial increases in the cost of their raw materials, particularly pulp. A worldwide tight supply of market pulp saw raw material prices increase dramatically. Australian Paper purchases large quantities of market pulp to complement its production capacity, and incurred substantial increases in its costs, which were recovered in higher selling prices.

All paper machines performed well, with high capacity utilisation rates. The Maryvale 5 paper machine continued to exceed performance expectations and record levels of pulp and paper production were once again achieved.

The high quality, double coated publishing paper produced at our Tasmanian mills has achieved positive customer acceptance since its launch in April 2000. The paper replaces imports.

Our Tasmanian paper mills at Burnie and Wesley Vale achieved ISO14001 certification in December 2000. The international certification recognises organisations whose environmental management systems effectively manage the environmental aspects of an organisation's activities, products and services. Australian Paper Plantations has also achieved this certification. Our aim is for all paper mills to achieve ISO14001 certification by June 2001.

Demand continues to be robust for communication papers, particularly copy paper and coated paper which are the strongest growing segments in the paper industry.

PACKAGING PAPERS

PaperlinX's packaging papers business is conducted by Australian Paper. Demand for packaging papers in the six months to December 2000 was strong, both in Australia and overseas.

Sales and earnings are in line with prospectus forecasts, albeit below the prior period. As previously reported, last year included a one time sale of inventory to Amcor of 22,000 tonnes. After adjusting for this one time sale in the prior year, sales volumes and earnings are higher than the previous year.

Export sales accounted for approximately 13% of packaging papers sales. Demand and prices for exports to Asia were strong during the period. Prices have softened in recent months, particularly reflecting lower demand due to Chinese New Year and uncertainty on the strength of the USA economy.

INVESTMENTS & OTHER

Spicers Paper

PaperlinX has now essentially completed the purchase of the balance of the shares in Spicers Paper. Acceptances have been received such that PaperlinX owns over 97% of Spicers Paper shares and has moved to compulsory acquisition of the balance. This is an excellent strategic step for PaperlinX, providing a sound platform for the international growth of our merchanting businesses.

For the six months to December 2000, PaperlinX owned 41.8% of Spicers and has equity accounted the earnings. As Spicers will be a wholly owned subsidiary of PaperlinX Limited, and has been delisted from the Australian Stock exchange, it will not be reporting separately.

For the six months, Spicers achieved strong growth in sales and earnings after tax, before merger costs. Profit after tax before merger costs was $16.9 million, an increase of 35% over the prior year on sales of $785 million up 24% on the prior year. Strong results were achieved by all businesses.

After merger transaction costs, Spicers profit after tax was $13.4 million and PaperlinX's equity accounted share is $5.3 million, which is in line with the prior year.

The integration of Spicers with PaperlinX is well underway. The focus is on a smooth transition and achievement of the synergy benefits outlined in the Bidders' Statement.

Trading

PaperlinX's international trading businesses faced difficult trading conditions, with tight supply of product and the impact of the fluctuating exchange rates. Despite the difficult conditions, sales and earnings achieved record levels.

PaperlinX

Pacific Paper Marketing (PPM), our paper trading business, experienced a shortage of paper to sell due to tight supply internationally. Selling prices generally increased reflecting the tight supply and higher raw material costs. Despite the tough conditions, earnings increased to record levels.

Amtrade, our raw material trading business, was unable to fully pass the impact of the lower Australian dollar onto Australian customers.

Supply conditions are easing and higher costs of imported products are being passed on to customers with the aim of restoring margin.

Plantations

Australian Paper Plantations (APP) achieved record sales volumes, in line with prospectus forecasts. However, the downturn in the building industry reduced the volume of sawlog sales, resulting in profit being below expectation.

The lower contribution from sawlog sales was partially offset by cost reduction initiatives implemented during the period.

Planting preparation is on schedule for the 2001 season, when 2,600 hectares will be planted.

FINANCIAL

A summarised PaperlinX group balance sheet is as follows:

		December 2000	June 2000
Current Assets	$m	657.4	609.9
Non current assets	$m	1,360.0	1,368.8
Total Assets	$m	2,017.4	1,978.7
Current Liabilities	$m	334.2	283.9
Non Current Liabilities	$m	715.2	747.6
Total Liabilities	$m	1,049.4	1,031.5
Shareholders Equity	$m	968.0	947.2

Key Balance Sheet Ratios

Net Debt	$m	567.5	547.5
Net debt to net debt and shareholders equity	%	37.0	36.6
Net debt to shareholders equity	%	58.6	57.8
Net tangible assets per share	$	3.61	3.54
Net capital expenditure	$m	21.0	26.5

In December 2000, working capital and funds employed increased due mainly to delayed payments from a number of major customers over the Christmas/New Year holiday period, and to higher inventory levels.

PaperlinX

OUTLOOK

PaperlinX's results since its listing have been extremely encouraging. The strategic step of acquiring the balance of Spicers Paper provides a platform for international expansion of the merchanting business and integration of the PaperlinX and Spicers businesses is well underway. Opportunities to further develop the merchanting business internationally, particularly in the USA and Europe, are being pursued.

The financial forecasts in the prospectus and which were predicted at listing are being achieved and the company is confident it can continue to deliver the forecast financial results and growth. The prospectus forecast predicted the January-June 2001 results to be substantially above the January-June 2000 performance, which was adversely impacted by the rapid increase in imported pulp costs. As part of our working capital, capacity and demand management we expect to incur some downtime on our smaller machines over the next period.

Our positive outlook is based on the continuing strong market growth in our key market segments of merchanting and manufacturing, sound market positioning of our businesses, further cost and efficiency initiatives, particularly in supply chain/logistics and our sound financial fundamentals.

File No. 82-5061

Attention ASX Company Announcements Platform.
Lodgement of Open Briefing.

PaperlinX

open briefing
corporatefile.com

02 JAN 25 AM 8:50

685 Burke Road Camberwell Victoria 3124

Date of lodgement : 05-Mar-2001

Title : Open Briefing. PaperlinX Limited. CEO on Growth Strategy

corporatefile.com
To what extent has the Spicers Paper acquisition changed the nature of PaperlinX Limited?

CEO Ian Wightwick
The change is twofold. It gives us more effective and efficient merchanting operations in Australia and New Zealand and it shifts the focus of growth in our merchanting business to international markets with Spicers' strong presence on the West Coast of the US and throughout Asia.

corporatefile.com
Has the acquisition reduced your earnings sensitivity to international pulp prices?

CEO Ian Wightwick
Undoubtedly. The increased weighting in paper merchanting moves us further from pulp, which historically has been the most cyclical area of the industry. Paper is less cyclical in that manufacturers are often integrated, so their cost structure is less affected by traded pulp. Merchanting, which is near the end of the supply chain, is even less affected. Merchanting is a margin business, so price movements have a smaller impact on earnings.

corporatefile.com
What are the growth opportunities for PaperlinX in the international merchanting business following the acquisition of Spicers?

CEO Ian Wightwick
They are substantial and driven by the increasing concentration of paper manufacturing in the hands of the major players, who are focussed on increasing the efficiency of their core paper-making operations. That is opening up opportunities for specialist merchants who can ship considerable volume in multiple markets, offering printers a wide range of products from a wide range of suppliers.

Our presence on the US West Coast provides a platform to expand east to Chicago and north into Canada. We'll do that by acquisition – probably medium-sized companies with state-based businesses – provided the multiples aren't too demanding. There are also greenfield opportunities to grow the US merchanting operations.

In Europe, where we don't have a presence, we're looking carefully at establishing the Spicers name as a substantive merchant, which we'll have to do through acquisition. Interestingly, some substantial opportunities have

come up since late 2000.

In Asia, Spicers has a strong presence in Malaysia and Singapore. It also has a merchanting operation in Hong Kong, but this is small compared with its competitors. In the medium to longer term we'll look to expand our merchanting in Asia through Hong Kong into Southern China.

corporatefile.com
How is the paper merchanting business structured offshore and who are the major competitors?

CEO Ian Wightwick
Merchants tend to be affiliated with the paper manufacturers in the US. International Paper, for example, owns the merchant Xpidex. However, the problem a paper manufacturer has in integrating downstream into merchanting is that it must allow its merchants freedom to source from a wide range of manufacturers, and it must also sell to its own merchant's competitors.

In Europe and the UK, merchants are less likely to be affiliated with the paper makers. There are a number of large European paper makers with merchants more or less integrated into their operations, but we understand that a number are reviewing their downstream involvement. Otherwise, there is a vast array of independents throughout Europe and the UK.

There is growing recognition that merchanting is a specialised business, highly geared to efficient stock turnover. Given that merchants provide frequent delivery of a wide range of products to multiple locations, it's a very different logistics business from paper milling, where product is usually made once a month and shipped in bulk from the mill site as quickly as possible.

It's our belief that the structure of the merchanting business internationally is conducive to another major independent player growing its presence. We intend to be that player.

corporatefile.com
Why do you think PaperlinX can be successful in growing off-shore, given the EBIT generated by the company outside Australia/New Zealand represented only 2 percent of total EBIT prior to the Spicers acquisition?

CEO Ian Wightwick
Spicers is very successful in the US. We're confident we can use the skill of Spicers' people overseas as a platform for growth.

corporatefile.com
What business strategies of your existing operations do you intend to duplicate in your international business?

CEO Ian Wightwick
One area where we can add value to Spicers is in replicating the major initiatives we've taken with our own merchants in the area of demand planning and supply chain management, which have led to more efficient management of stock and cash and better service levels. Our systems are at the cutting edge internationally and have huge potential benefits for Spicers operations offshore.

corporatefile.com
You have projected cost savings as a result of the Spicers acquisition of $15-18 million in the first full financial year following the acquisition. In which particular areas of operations will these savings be realised?

CEO Ian Wightwick

Firstly, there will be cost savings in corporate expenses where we won't need the duplication of accounting and management functions, and the substantial costs for Spicers of being a public company.

Secondly, there'll be substantial cost savings in warehousing, where we have the opportunity to optimise warehousing space on behalf of all our merchants.

Thirdly, we'll have savings in stock management and logistics.

And fourthly, we'll be able to realise savings in our purchasing of product – as a larger purchaser, the group will be able to buy better from the largest manufacturers overseas.

corporatefile.com
How is the development of the international merchanting business likely to affect PaperlinX's operating margins and earnings?

CEO Ian Wightwick
We're confident our entry into international merchanting through the Spicers acquisition will be earnings per share positive in the first full financial year, after costs. And we'll be focussed on making sure the synergistic cost savings that come out of the acquisition are achieved as soon as possible.

corporatefile.com
Following the Spicers acquisition, what is the balance sheet gearing and interest cover ratio?

CEO Ian Wightwick
We've had a high level of uptake of our scrip-for-scrip offer option by Spicers shareholders. Clearly our gearing has gone down. We think it's prudent to operate with a ratio of borrowings to borrowings plus equity of 35 to 40 percent. We're comfortably positioned there after the acquisition.

corporatefile.com
What is your planned capital expenditure programme?

CEO Ian Wightwick
Apart from potential acquisitions, our capital expenditure will remain conservative – in line with depreciation and the amortisation of goodwill. Spending is predominantly directed towards our manufacturing operations in Australia and continued improvements in logistics and IT. We foresee no need for large new capital expenditure in the future apart from acquisitions.

corporatefile.com
Will you limit your growth in paper manufacturing?

CEO Ian Wightwick
With the formation of increasingly huge international players, we're not going to expand our paper making operations offshore or in Australia as a base for export to the rest of the world. We have no need for major new capacity or major upgrades.

Nevertheless, we still have opportunities within our manufacturing operations to develop our markets. We have potential additional production from our Maryvale No.5 machine. That machine was originally designed to produce 160,000 tonnes of copy paper and would now be running comfortably at 200,000 tonnes if it was making copy paper alone. We'll continue to fine-tune the machine for another couple of years and get more tonnes out. All our other machines continue to grow their capacity and efficiency by about 2-3 percent per annum without major capital expenditure.

Currently, around 70,000-90,000 tonnes of our packaging and communication paper products are sold outside Australia and New Zealand. As the markets grow in Australia, we can bring that back onshore and supply more of the market.

As a significant merchant with many sources of supply, we're now in the position to make better "make or buy" decisions. We're now able to adjust the product mix between imports and locally-made to optimise our returns.

corporatefile.com
In Australia, PaperlinX has a 57 percent share of the market for communication papers and 38 percent share of the paper distribution market. To what extent will recent rulings by the ACCC restrict your growth in Australia?

CEO Ian Wightwick
With the sale of Edwards Dunlop and Commonwealth Paper, which is the requirement of the ACCC, we believe we'll have a satisfactory market position in Australia and New Zealand. Rather than looking for market share growth, our priority will be to make efficiency gains and improve the quality of our offering to ensure that we maximise the profit out of that market.

corporatefile.com
PaperlinX recently announced a net profit of $52.1 million for the first half ended December 2000, up 9.7 percent compared with the pro-forma result for the previous first half. What were the drivers of the profit growth?

CEO Ian Wightwick
The result reflected a good all-round performance in price, volume and costs. We enhanced volumes in both merchanting and manufacturing. We reduced costs, with substantial reductions in our merchanting group and high efficiency in our manufacturing operations. And we had higher selling prices, which recovered our increased pulp cost.

corporatefile.com
You've flagged a fully franked dividend of 27 cents per share for the full year ending June. That represents a payout ratio of 69 percent on prospectus forecasts and puts the shares on a PE of 9.6 times and a yield of 7.2 percent at the current share price of $3.75. Are you likely to maintain a payout ratio of around 70 percent?

CEO Ian Wightwick
We can't guarantee future payout levels as this remains a board decision. At present, we believe 70 percent is a prudent level to allow further development from our retained earnings and to reward shareholders for their support.

corporatefile.com
Thank you Ian. We look forward to the next Open Briefing with PaperlinX.

Date of release : 05-Mar-2001

Title : Open Briefing. PaperlinX Limited. CEO on Growth Strategy

Authorised Company Officer Name
(please print) : ....Richard Hobson..................
Company Secretary

Position : ....

Signature : ....

Date : 5 March 2001

File No. 82-5061

PaperlinX

PaperlinX Limited
ACN 005 146 350
685 Burke Road Camberwell
Victoria 3124 Australia
Tel: +61 3 9811 8400
Fax: +61 3 9811 9216

NEWS RELEASE

PRESS RELEASE
Wednesday, 16 May, 2001

PAPERLINX EXPANDS IN NORTH AMERICAN PAPER MERCHANTING

02 JUN 25

PaperlinX Limited today announced that it is expanding its North American paper merchanting business with an agreement to acquire Coast Paper, the leading independent merchant of high performance printing and office papers in Canada.

"Coast Paper is an excellent addition to our North American merchanting business, complimenting our existing business in the USA, Spicers Paper, which is already an established and profitable business," said Mr Ian Wightwick, Managing Director of PaperlinX. "Coast Paper has a similar structure to our existing North American business, leading to immediate synergies, which will enhance returns. This acquisition further strengthens our position as a major independent printing and office paper merchant in North America. Combined sales in North American will exceed A$800 million per year, which is an excellent position for further expansion."

"Coast Paper has an excellent management team, a reputation for superior service, a diverse and long standing customer base and strong relationships with key paper manufacturers, complementing our existing suppliers." Mr Wightwick added. "We plan to capitalise on these strengths."

Coast Paper was established in 1941 and is headquartered in Vancouver, British Columbia, with branches across Canada in Calgary, Edmonton, Saskatoon, Regina, Winnipeg and Toronto. Annual sales are A$290 million, and it employs 315 people.

The acquisition will be debt funded and earnings per share positive in the first full year. It will be effective from 1 May, 2001.

NEWS RELEASE

"We have defined PaperlinX's international growth strategy to develop further the merchanting business which is already operating in Australia, New Zealand, Singapore, Hong Kong, Malaysia, USA and now Canada." Mr. Wightwick said. "We believe PaperlinX brings to the consolidating global paper manufacturers a multi country presence offering superior customer relationships, supported by state-of-the-art distribution, logistics and e-commerce systems. We look forward to further developing in the major international markets."

For further information, please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph (03) 9811 9259

Mr Darryl Abotomey
Finance Director
PaperlinX Limited
Ph (03) 9811 9805

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph (03) 9811 9802

File No. 82-5061

PaperlinX

PaperlinX Limited
ACN 005 146 350
685 Burke Road Camberwell
Victoria 3124 Australia
Tel: +61 3 9811 8400
Fax: +61 3 9811 9216

NEWS RELEASE

PRESS RELEASE

Tuesday, 31st July, 2001

02 JAN 25

PAPERLINX SELLS AUSTRALIAN PAPER PLANTATIONS

PaperlinX Limited today announced the sale of Australian Paper Plantations (APP) to Hancock Victorian Plantations Pty Ltd (HVP) for $152 million. The sale of APP is the result of a strategic review of PaperlinX's assets and will be effective 31 August 2001 subject to regulatory approvals.

HVP (and their predecessor, Victorian Plantations Corporation) have been a supplier of plantation fibre to PaperlinX's Maryvale Mill for many years. This transaction includes a long term agreement for APP/HVP to supply PaperlinX with plantation fibre, accordingly Maryvale Mill's fibre supply will be unaffected by the sale.

"While PaperlinX is committed to the increased use of fibre sourced from plantations in its paper making operations, this does not mean we have to own the plantations", said Mr Wightwick, Managing Director of PaperlinX. "The sale of APP is a strategic step. Plantations are a different style of asset from those normally associated with an industrial company".

"HVP is a natural owner of these assets, with the acquisition of APP giving them synergies and economies of scale", added Mr Wightwick. "HVP have sound environmental credentials and will continue to operate within the Code of Forest Practices for timber production in Victoria".

"We will continue to have a close relationship with APP, as we will remain a long term, contracted customer for their plantation fibre. Management and staff at APP have done an excellent job in managing the business and we look forward to continuing to benefit from their skills as part of HVP".

NEWS RELEASE

"PaperlinX intends to reinvest the funds in higher returning assets in paper merchanting internationally which is in line with our strategic direction. We believe there are significant opportunities for us to improve shareholder returns by redeploying this capital" said Mr Wightwick.

ENDS

For further information please contact:

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: (03) 9811 9805

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph (03) 9811 9802
Ph (0407) 512 521

File No. 82-5061

PaperlinX

PaperlinX Limited
ACN 005 146 350
685 Burke Road Camberwell
Victoria 3124 Australia
Tel: +61 3 9811 8400
Fax: +61 3 9811 9216

PRESS RELEASE

Wednesday, 8 August 2001

NEWS RELEASE

PAPERLINX RESTRUCTURES AUSTRALIAN MERCHANTS

PaperlinX today announced the restructuring of its paper merchanting businesses in Australia. The restructure results from a detailed strategic analysis of the businesses following the PaperlinX acquisition of Spicers Paper in January this year.

"This keeps us on track to achieve our targeted synergy benefits, on an annualised basis, as indicated when we acquired Spicers Paper", said Mr Ian Wightwick, Managing Director of PaperlinX. "Since acquiring Spicers, our management have taken the appropriate steps to prepare for these changes, ensuring the desired benefits are achieved".

"Our merchants will be re-organised into four businesses focused on the needs of our customers. The businesses will be known as: Dalton Fine Paper, Dalton Web Papers, Spicers Paper and Spicers Office Papers. The new structure is expected to be fully operational by October 1".

"We look forward to building efficient and focused businesses in Australian paper merchanting achieving the maximum level of customer satisfaction", added Mr Wightwick. "This is an important development for PaperlinX in our drive to improve returns for our shareholders".

ENDS

For further information please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph: (03) 9811 9258

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: (03) 9811 9243

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph (03) 9811 9802
Ph (0407) 512 521

File No. 82-5061

PaperlinX

02 JAN 25 8:50

PaperlinX Limited
ACN 005 146 350
685 Burke Road Camberwell
Victoria 3124 Australia
Tel: +61 3 9811 8400
Fax: +61 3 9811 9216

PRESS RELEASE

Monday, 13 August 2001

NEWS RELEASE

PAPERLINX FULL YEAR RESULT UP 22%

PaperlinX Limited has today announced a full year result for the year to 30 June 2001, of $105.6m, 22% ahead of last year's proforma result and in line with its listing prospectus.

"We are very pleased to have produced such a strong result through a challenging economic period, and achieve targets set some eighteen months ago." said Mr Ian Wightwick, Managing Director of PaperlinX. "Not only have we been able to produce an excellent result, but we have also completed a number of major strategic initiatives to position the company for future growth."

"PaperlinX is a significantly larger company than it was when we listed in April last year, with the addition of international merchanting businesses to our strong Australasian position in paper merchanting and manufacturing," added Mr Wightwick. "We look forward to building off this base to continue to grow returns for our shareholders."

ENDS

For further information please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph: (03) 9811 9258

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: (03) 9811 9243

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph (03) 9811 9802
Ph (0407) 512 521

PaperlinX

PRESS RELEASE

13 August 2001

PaperlinX Limited
ACN 005 146 350
685 Burke Road Camberwell
Victoria 3124 Australia
Tel: +61 3 9811 8400
Fax: +61 3 9811 9216

NEWS RELEASE

Highlights Of Full Year Financial Results 2000/2001

PaperlinX has achieved excellent results in its first full year as a publicly listed company, delivering solid growth on proforma 1999/2000 and in line with prospectus.

- ✓ Record sales ↑ 48%


$2,353m
$1,586m
Actual 2000/01
Proforma 1999/00

- ✓ Net profit after tax ↑ 22%


$105.6m
$86.9m
Actual 2000/01
Proforma 1999/00

- ✓ Earnings per share ↑ 10%
- ✓ Profit before interest and tax ↑ 28%


$200.4m
$156.8m
Actual 2000/01
Proforma 1999/00

- ✓ Return on average funds employed ↑ 12%


11.8%
10.5%
Actual 2000/01
Proforma 1999/00

- ✓ Financial Dividend of 14 cents per share making a total of 27 cents for the year, fully franked.
- ✓ Acquired Spicers Paper Limited and Coast Paper Canada.

For further information, please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph: (03) 9811 9258

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: (03) 9811 9805

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph (03) 9811 9802
Ph (0407) 512 521

PaperlinX

ACN 005 146 350 ABN 70 005 146 350

13 August 2001

NEWS RELEASE

Statement to Australian Stock Exchange and News Media

For year ended 30 June 2001

SUMMARY OF THE YEAR

PaperlinX's first full year as a publicly listed company has been exciting and successful, achieving:

- ✓ Record sales of $2,353 million, up 48% over prior year proforma;
- ✓ Operating profit from Ordinary Activities before interest and tax of $200.4 million, up 28% over prior year proforma;
- ✓ Operating profit after tax of $105.6 million, up 22% over prior year proforma;
- ✓ Return on average funds employed increased to 11.8%;
- ✓ In January 2001, acquisition of the 51.8% of shares in Spicers Paper Limited not previously owned;
- ✓ Acquisition of Coast Paper Canada in May 2001;
- ✓ Achieved ISO14001 environmental management accreditation at all paper manufacturing locations and plantations;
- ✓ Record paper production volume;
- ✓ A solid balance sheet;
- ✓ Results in line with prospectus;
- ✓ Declared a final fully franked dividend of 14 cents per share, making a total of 27 cents, fully franked, for the year.

Since the end of the financial year, PaperlinX has announced:

- ✓ The sale of Australian Paper Plantations;
- ✓ The restructure of its Australian merchanting business to achieve improved customer focus and greater operating efficiencies.


Sales ($m)
1,586
+48%
2,353
Proforma 99/00
Actual 00/01


Operating Profit from Ordinary Activities before Interest & Tax ($m)
156.8
+28%
200.4
Proforma 99/00
Actual 00/01


Operating Profit after Tax ($m)
86.9
+22%
105.6
Proforma 99/00
Actual 00/01


Return on Ave Funds Employed
10.5%
11.8%
Proforma 99/00
Actual 00/01


Earnings Per Share (cps)
33.8
+10%
37.2
Proforma 99/00
Actual 00/01


Sales Volume ('000 tonnes)
1,064
+20%
1,278
Proforma 99/00
Actual 00/01

FINANCIAL PROFILE

PaperlinX Limited commenced operations as a separate legal entity in April 2000. As outlined in the PaperlinX prospectus dated 25 February 2000 and in the Full Year Financial Report 2000, PaperlinX acquired a number of businesses from Amcor Limited effective 01 April 2000. For comparative purposes, "proforma" data was prepared and reported for 1999/2000 as if the businesses acquired from Amcor had been in place for the full year from 01 July 1999 to 30 June 2000. This "proforma 1999/2000" data is used for comparative purposes in this report. In the Australian Stock Exchange Appendix 4B (attached) the prior year data is in the Statutory Format which excludes the businesses acquired from Amcor for the period 01 July 1999 to 31 March 2000.

In these accounts for the year ended 30 June 2001, PaperlinX has equity accounted its 41.8% of Spicers Paper Limited for the period 01 July 2000 to 31 December 2000, and following the acquisition of the remaining 58.2%, consolidated 100% of Spicers Paper Limited for the period 01 January 2001 to 30 June 2001.

The Coast Paper Group in Canada was acquired effective 01 May 2001 and is consolidated for the period 01 May 2001 to 30 June 2001.

Note: All currency in this report is in Australian dollars.

PaperlinX

REVIEW OF THE YEAR

		PaperlinX Limited & Controlled Entities		
		Actual 2000/01	Proforma [2] 1999/00	% Increase 2001 vs 2000
Sales	$m	2,352.8	1,586.2	48.3
Profit from Ordinary Activities before interest & income tax [1]	$m	200.4	156.8	27.8
Profit from Ordinary Activities before income tax	$m	157.5	120.5	30.7
Profit from Ordinary Activities after income tax [1]	$m	105.6	86.9	21.5
Key Ratios				
Profit from Ordinary Activities before interest and income tax to average funds employed [1]	%	11.8	10.5	-
Return on average shareholders equity	%	9.7	9.2	-
Net interest cover (times)	x	4.7	4.3	-
Earnings per share [1]	cps	37.2	33.8	10.1

(1) Before significant items
(2) 'Proforma' results as defined on page 2 of this news release

PaperlinX has achieved excellent results with profit after income tax for the year to June 2001 delivering the prospectus forecast (excluding the benefit in the year of the inclusion of Spicers Paper) and 21.5% above the prior year proforma results. Earnings per share increased 10%.

Profit before interest and tax of $200.4 million was 27.8% up on the prior year proforma results. Excellent results were achieved in all segments of the business, with record sales volumes and record paper production.

PaperlinX's results for its first full year as a publicly listed company reflects strong performances from all segments of the business. In particular, the Communication Papers business performed well through higher sales volumes and by recovering the higher cost of imported pulp through selling price increases.

Performance in the first half of the financial year was driven by strong demand in Australia, in part from the introduction of the GST and the Olympics. Demand in the second half of the year was softer, in most major end user markets. However, despite the softer trading conditions, PaperlinX's businesses performed well, assisted by strong market shares and key brands in Australia and New Zealand.
During the year all of PaperlinX's paper manufacturing mills achieved ISO14001 accreditation, the international standard on environmental management systems.

PaperlinX

The results also reflect the strategic acquisitions of the Spicers Paper Group (from 01/01/01) and Coast Paper Canada (from 01/05/01).

In January 2001, PaperlinX acquired the 58.2% of shares in Spicers Paper Limited it did not already own. The acquisition of Spicers Paper will yield significant synergy benefits. The corporate offices have been combined, our New Zealand merchants were restructured in May 2001 and on 08 August 2001 the restructure of the Australian merchants was announced, placing PaperlinX on track to realise not only the anticipated level of operating efficiencies but also improved customer focus.

On 01 May 2001 PaperlinX took the first step in developing further the Spicers North American paper merchanting business by acquiring Coast Paper, a major and successful Canadian paper distributor. Coast Paper provided a logical additional regional North American dimension, and also enhanced supplier alliances and other synergy benefits.

On 31 July 2001, PaperlinX announced the sale of Australian Paper Plantations to Hancock Victorian Plantations. The sale is the result of a strategic review of PaperlinX's assets. A long term agreement for the supply of plantation fibre to PaperlinX's Maryvale Mill is included in the transaction. It is planned to redeploy the funds to higher returning investments.

DIVIDEND

Directors have declared a final dividend of 14 cents per share, fully franked at the rate of 30 cents in the dollar. Combined with the interim dividend of 13 cents, total dividend for the year is 27 cents per share, which is as forecast in the prospectus.

The company will mail the final dividend on 28 September 2001 to shareholders recorded on the record date of 07 September 2001 as being entitled to the dividend.

OPERATIONS

The following table shows, for PaperlinX Limited and controlled entities, Operating Profit from Ordinary Activities before income tax, sales revenue, and assets by industry and geographic segments for the twelve months to 30 June 2001 and proforma for the twelve months to 30 June 2000.

	Operating Profit before Income Tax		Sales Revenue		Total Assets	
	2000/01 [3]	Proforma [2] 1999/2000	2000/01 [3]	Proforma [2] 1999/2000	2000/01 [3]	Proforma [2] 1999/2000
	$m	$m	$m	$m	$m	$m
Industry Segments						
Merchanting [1]	43.8	19.5	1,442.2	619.2	1,096.9	221.7
Communication Papers [1]	97.2	65.8	794.0	701.1	893.6	945.7
Packaging Papers [1]	53.5	60.4	275.4	310.4	309.2	315.9
Investments and Other [1] [2]	5.9	11.1	425.4	382.6	409.5	495.4
Operating profit from Ordinary Activities before interest & income tax [1]	200.4	156.8				
Net Interest	(42.9)	(36.3)				
Inter-segment Sales			(584.2)	(427.1)		
Total:	157.5	120.5	2,352.8	1,586.2	2,709.2	1,978.7
Geographic Segments						
Australia [1]	180.6	152.1	1,682.8	1,406.7	2,134.9	1,901.4
New Zealand [1]	6.5	1.6	151.4	75.6	96.3	39.4
North America [1]	10.1	0.2	425.7	72.0	383.4	19.9
Europe [1]	0.3	0.6	31.8	31.2	8.0	8.4
Asia [1]	2.9	2.3	61.1	0.7	86.6	9.6
Operating profit from Ordinary Activities before interest & income tax	200.4	156.8				
Net Interest	(42.9)	(36.3)				
Total:	157.5	120.5	2,352.8	1,586.2	2,709.2	1,978.7

(1) profit before interest and income tax;
(2) proforma is as if the businesses acquired from Amcor on 17/04/00 were owned for the period 01/07/99 to 30/06/00;
(3) includes Spicers Paper Ltd from 01/01/01 and Coast Paper Canada from 01/05/01.

PaperlinX

PAPER MERCHANTING

Sales	$1,442 million
Profit before Interest & Tax	$43.8 million

The size and geographic structure of PaperlinX's merchants changed substantially during the year with the addition from January 2001 of the Spicers Paper merchants in Australia, New Zealand, United States of America and Asia, and the inclusion of Coast Paper Canada from May 2001. Sales more than doubled to $1.4 billion with profit before interest and tax increasing to $43.8 million. The merchanting business sells approximately one million tonnes of paper per year.

The year was characterised by two distinct halves. The first half reflected strong demand and rising selling prices driven by increased international paper prices and the devaluation of the Australian dollar. Weaker economic conditions were experienced in the second half resulting in softer demand, stronger competition and lower pricing for some products.

During the year the Australian merchants rationalised their logistics and warehousing functions involving a new professional management group and consolidated a number of warehouses and delivery fleets. The resultant cost reductions are being achieved while ensuring a focus on high growth market segments and improving customer satisfaction.

An e-commerce system ("ecentrix plus"), which is integrated into the group's computer systems was launched, enabling customers to trade electronically over the internet.

Integration of the Spicers merchants with PaperlinX's merchants was implemented in New Zealand in May 2001, and structural changes were recently announced for Australia. These initiatives ensure that we achieve the benefits from enhanced customer focus as well as operational benefits from the acquisition of Spicers, and will have a positive impact on the 2001/02 results.

COMMUNICATION PAPERS

Sales	$794 million
Profit before Interest & Tax	$97.2 million

PaperlinX's Australian Paper manufactures a wide range of communication papers used in printing, publishing, office and home.

The communications paper business had an excellent year increasing sales by 13% to $794 million and profit before interest and tax rose 48% to $97.2 million. Solid gains were made in sales of product from paper machines where there has been substantial investment in recent years, particularly copy paper from Maryvale 5 machine and coated papers from Tasmania. A significant focus on improving coated paper quality and volume has delivered strong results.

A major cost impact in the 1999/2000 year was the rapidly rising cost of imported pulp, one of the key raw materials used in paper manufacture. These higher costs have been recovered this year through higher paper selling prices, enabled by higher international paper prices.

New products launched during the year included a range of REFLEX™ Unijet high quality colour copy papers expanding REFLEX's copy paper market leadership in Australasia.

Following a sharp fall in pulp prices in the second half of 2000/01, international paper prices weakened with some price reductions occurring. PaperlinX' focus is to ensure we maintain market leadership especially with our major brands, and for continual improvement in paper production productivity and cost.

PACKAGING PAPERS

Sales	$275 million
Profit before Interest & Tax	$53.5 million

Australian Paper manufactures packaging papers used in corrugated boxes, paper bags, cement bags and food paper sacks. The packaging papers business performed strongly in difficult market conditions.

In the first half of the year, domestic and export demand was robust, with good export selling prices. Weakening economic conditions impacted the second half, especially in Australia, as did lower selling prices in Asia.

As previously reported, the 1999/2000 year included a one time sale of inventory to Amcor of 22,000 tonnes. Profit is in line with the prospectus forecast for Packaging Papers.

17% of Packaging Paper sales were outside of Australasia. As mentioned in the half year report, Asian prices softened and remain so, impacted by the uncertainty of the strength of the USA economy.

The results for the second six months were affected by a major mechanical failure of a key part of the Maryvale 2 machine which is used to make sack and bag papers. The overall impact has been minimised.

INVESTMENTS & OTHER

Spicers Paper

From 01 January 2001 Spicers has been integrated with PaperlinX's merchanting businesses.

Trading

PaperlinX's international trading businesses faced difficult conditions, with the impact of fluctuating exchange rates, tight supply of product in the first half of the year, and the global deterioration in economic conditions. Despite these challenging conditions, sales and earnings were at record levels.

Pacific Paper Marketing (PPM), PaperlinX's international paper trading business, increased sales volumes to a record level of 401,000 tonnes, through more than 40 countries, with sales predominantly in the Americas, New Zealand, Asia, Australia and the UK.

Amtrade, PaperlinX's raw material trading business, was unable to fully pass on the impact of the lower Australian dollar to Australian customers in the first half of the year. The more stable currency in the second half has enabled margins to be largely restored. Despite the challenging conditions, Amtrade's sales increased over the prior year.

Plantations

On 31 July 2001 PaperlinX announced it had sold APP to Hancock Victorian Plantations for $152 million. The sale resulted from the strategic review of PaperlinX's assets. A long term supply agreement forms part of the sale. PaperlinX believes it does not need to own the plantations to ensure long term supply and will redeploy the sale proceeds in higher returning investments.

PaperlinX

FINANCIAL POSITION

PaperlinX has a strong balance sheet and sound key ratios at 30 June 2001. All financial ratios are within prudent levels to demonstrate the financial strength of the company. The balance sheet will be further strengthened by the sale of Edwards Dunlop and Commonwealth Paper (as part of the ACCC undertaking when acquiring Spicers Paper), and the sale of plantations.

A summarised PaperlinX group statement of Financial Position is as follows:

		June 2001	June 2000
Current Assets	$m	1,206.5	609.9
Non current assets	$m	1,502.7	1,368.8
Total Assets	$m	2,709.2	1,978.7
Current Liabilities	$m	808.1	281.2
Non Current Liabilities	$m	723.4	750.3
Total Liabilities	$m	1,531.5	1,031.5
Shareholders Equity	$m	1,177.7	947.2
Key Balance Sheet Ratios			
Net Debt	$m	690.7	547.5
Net debt to net debt and shareholders equity	%	37.0	36.6
Net debt to shareholders equity	%	58.6	57.8
Net tangible assets per share	$	2.99	3.54

STATEMENT OF FINANCIAL PERFORMANCE

	PAPERLINX LIMITED AND CONTROLLED ENTITIES 12 months ended 30 June		
	Actual 2000/01 $m	Proforma 1999/00 $m	Statutory 1999/00 $m
NET SALES	2,352.8	1,586.2	1,570.3
Profit from Ordinary Activities before depreciation, amortisation, interest, significant items and income tax	263.7	206.8	177.9
Depreciation and amortisation	(63.3)	(50.0)	(44.8)
Net Interest Expense	(42.9)	(36.3)	(26.5)
Operating profit from Ordinary Activities before significant items and income tax	157.5	120.5	106.6
Income tax expense on Operating profit	(51.9)	(33.6)	(35.5)
Operating profit after tax and before significant items and including outside equity interests	105.6	86.9	71.1
Significant items before income tax	0	(0.4)	(0.4)
Income tax benefit on significant items	0	25.0	15.2
OPERATING PROFIT/(LOSS) AFTER SIGNIFICANT ITEMS	105.6	111.5	85.9

OUTLOOK

PaperlinX has delivered on the forecast results as outlined in the prospectus and the results also reflect the benefit of the acquisition of Spicers Paper. With the acquisition of Spicers Paper and Coast Paper Canada and the divestment of plantations, the group is well placed strategically to pursue the international expansion of the merchanting business.

Integration of Spicers Paper with PaperlinX is well advanced, with corporate and New Zealand restructure largely complete and the Australian restructure recently announced and planned to be complete by December 2001. The resulting operational efficiency benefits will enhance earnings growth over this next year. In the short term, the divestment of plantations will enable the proceeds to be redeployed into the international expansion of the merchanting business. As our international expansion progresses, a larger proportion of PaperlinX's earnings will be generated outside of Australia which will reduce the group's franking capability.

Globally, economic conditions are in a state of flux with no clear signs over the next twelve months. However, PaperlinX is confident it can maintain and build on its excellent performance by focussing on strengthening customer relationships, growing its business through sound market positioning, achieving sales and earnings growth and synergies from acquisitions, pursuing cost and efficiency initiatives and maintaining sound financial fundamentals.

ANNUAL GENERAL MEETING

The second Annual General Meeting of PaperlinX Limited
will be held at the Wentworth Hotel, 61-101 Phillip Street, Sydney
at 11:00am on Thursday 25 October 2001.

For further information, please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph: (03) 9811 9258

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: (03) 9811 9805

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph: (03) 9811 9802
Ph: (0407) 512 521

File No. 82-5061

PaperlinX

PaperlinX Limited
ACN 005 146 350
685 Burke Road Camberwell
Victoria 3124 Australia
Tel: +61 3 9811 8400
Fax: +61 3 9811 9890

13 August, 2001

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

No of Pages: 19

Fax: 1300 300 021

02 JAN 25 AM 8:50

Dear Sir/Madam,

PAPERLINX – ASX APPENDIX 4B

We attach the ASX Appendix 4B (Preliminary Final Report) for lodging.

Please contact me if you require any further information.

Yours faithfully

Richard Hobson
COMPANY SECRETARY

Rules 4.1, 4.3

Appendix 4B (rule 4.13(a))

Preliminary final report

Introduced 1/12/97. Origin: Appendices 3, 4. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

PAPERLINX LIMITED

ACN, ARBN or ARSN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
005 146 350		✓	30 JUNE 2001

Equity accounted results for announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$Am
Sales (or equivalent operating) revenue *(item 1.1)*	up	50%	to	2,352.8
Abnormal items after tax attributable to members *(item 2.5)*	gain/(loss)	of		nil
+Operating profit (loss) after tax (before amortisation of goodwill) attributable to members *(item 1.26)*	up	27%	to	110.3
+Operating profit (loss) after tax attributable to members *(item 1.10)*	up	23%	to	105.6
+Operating profit (loss) after tax attributable to members before abnormal items	up	49%	to	105.6
Extraordinary items after tax attributable to members *(item 1.13)*	gain/(loss)	of		-
+Operating profit (loss) and extraordinary items after tax attributable to members *(item 1.16)*	up	23%	to	105.6

Dividends (distributions)	Amount per security	Franked amount per security at 30% tax
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	14.0¢	14.0¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	5.0¢	5.0¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	7 September 2001

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer attached news release

+ See chapter 19 for defined terms.

Consolidated profit and loss account

		Current period - $Am	Previous corresponding period - $Am
1.1	Sales (or equivalent operating) revenue	2,352.8	1,570.3
1.2	Share of associates' "net profit (loss) attributable to members" (equal to item 16.7)	5.3	2.5
1.3	Other revenue	12.8	337.9
1.4	**+Operating profit (loss) before abnormal items and tax**	**157.5**	**106.6**
1.5	Abnormal items before tax (detail in item 2.4)	-	(0.4)
1.6	+Operating profit (loss) before tax (items 1.4 + 1.5)	157.5	106.2
1.7	Less tax	(51.9)	(20.3)
1.8	+Operating profit (loss) after tax but before outside +equity interests	105.6	85.9
1.9	Less outside +equity interests	-	-
1.10	**+Operating profit (loss) after tax attributable to members**	**105.6**	**85.9**
1.11	Extraordinary items after tax (detail in item 2.6)	-	-
1.12	Less outside +equity interests	-	-
1.13	Extraordinary items after tax attributable to members	-	-
1.14	**Total +operating profit (loss) and extraordinary items after tax** (items 1.8 + 1.11)	**105.6**	**85.9**
1.15	+Operating profit (loss) and extraordinary items after tax attributable to outside +equity interests (items 1.9 + 1.12)	-	-
1.16	**+Operating profit (loss) and extraordinary items after tax attributable to members** (items 1.10 + 1.13)	**105.6**	**85.9**
1.17	Retained profits (accumulated losses) at beginning of financial period	11.3	94.7
1.18	If change is accounting policy as set out in clause 11 of AASB 1018 Profit and Loss Accounts, adjustments as required by that clause (include brief description)	-	-
1.19	Aggregate of amounts transferred from reserves	-	-
1.20	Total available for appropriation *(carried forward)*	116.9	180.6

+ See chapter 19 for defined terms.

Consolidated profit and loss account continued

1.20	Total available for appropriation *(brought forward)*	116.9	180.6
1.21(1)	Dividends paid to parent entity prior to date of listing	-	(156.5)
1.21(2)	Dividends provided, for payment to external shareholders	(86.7)	(12.8)
1.22	Aggregate of amounts transferred to reserves	(1.9)	-
1.23	**Retained profits (accumulated losses) at end of financial period**	**28.3**	**11.3**

Profit restated to exclude amortisation of goodwill

		Current period $Am	Previous corresponding period $Am
1.24	+Operating profit (loss) after tax before outside equity interests (items 1.8) and amortisation of goodwill	110.3	86.8
1.25	Less (plus) outside +equity interests	-	-
1.26	+Operating profit (loss) after tax (before amortisation of goodwill) attributable to members	110.3	86.8

Intangible, abnormal and extraordinary items

		Consolidated – current period			
		Before tax $Am	Related tax $Am	Related outside +equity interests $Am	Amount (after tax) attributable to members $Am
2.1	Amortisation of goodwill	(4.7)	-	-	(4.7)
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	(4.7)	-	-	(4.7)
2.4	Abnormal items	-	-	-	-
2.5	**Total abnormal items**	-	-	-	-
2.6	Extraordinary items	-	-	-	-
2.7	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $Am	Previous year - $Am
3.1	Consolidated +operating profit (loss) after tax attributable to members reported for the 1st half year (item 1.10 in the half yearly report)	52.1	N / A
3.2	Consolidated +operating profit (loss) after tax attributable to members for the *2nd* half year	53.5	N / A
3.3	**Total**	105.6	N/A

+ See chapter 19 for defined terms.

Consolidated balance sheet
(See note 5)

		At end of current period $Am	As shown in last annual report $Am	As in last half yearly report $Am
	Current assets			
4.1	Cash	93.6	29.6	10.8
4.2	Receivables	520.9	290.3	309.6
4.3	Investments	-	-	-
4.4	Inventories	592.0	290.0	337.0
4.5	Other (provide details if material)	-	-	-
4.6	**Total current assets**	**1,206.5**	**609.9**	**657.4**
	Non-current assets			
4.7	Receivables	2.3	-	0.9
4.8	Investments in associates	-	114.5	117.2
4.9	Other financial assets	2.0	1.5	1.5
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Property, plant and equipment (net)	1,113.3	1,048.8	1,034.9
4.13	Standing timber	167.1	165.2	166.2
4.14	Intangibles (net)	173.3	10.4	10.0
4.15	Deferred tax assets	44.7	28.4	29.3
4.16	**Total non-current assets**	**1,502.7**	**1,368.8**	**1,360.0**
4.17	**Total assets**	**2,709.2**	**1,978.7**	**2,017.4**
	Current liabilities			
4.18	Accounts payable	404.3	192.4	185.6
4.19	Borrowings	269.0	7.5	52.5
4.20	Tax Liabilities	36.5	28.5	24.1
4.21	Provisions	98.3	52.8	72.0
4.22	**Total current liabilities**	**808.1**	**281.2**	**334.2**
	Non-current liabilities			
4.23	Accounts payable	-	-	-
4.24	Borrowings	515.3	569.6	525.8
4.25	Deferred tax liabilities	170.1	150.4	158.9
4.26	Provisions	38.0	30.3	30.5
4.27	**Total non-current liabilities**	**723.4**	**750.3**	**715.2**
4.28	**Total liabilities**	**1,531.5**	**1,031.5**	**1,049.4**
4.29	**Net assets**	**1,177.7**	**947.2**	**968.0**

Consolidated balance sheet continued

	Equity			
4.30	Capital	1,137.0	928.2	929.1
4.31	Reserves	12.3	7.6	8.8
4.32	Retained profits (accumulated losses)	28.3	11.3	30.0
4.33	Equity attributable to members of the parent entity	1,177.6	947.1	967.9
4.34	Outside +equity interests in controlled entities	0.1	0.1	0.1
4.35	**Total equity**	**1,177.7**	**947.2**	**968.0**

4.36	Preference capital included as part of 4.33	-	-	-

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $Am	Previous corresponding period - $Am
5.1	Opening balance	-	-
5.2	Expenditure incurred during current period	-	-
5.3	Expenditure written off during current period	-	-
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** (item 4.11)	-	-

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $Am	Previous corresponding period - $Am
6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** (item 4.12)	-	-

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

(See note 6)

		Current period $Am	Previous corresponding period - $Am
	Cash flows related to operating activities		
7.1	Receipts from customers	2,366.5	1,498.3
7.2	Payments to suppliers and employees	(2,107.6)	(1,320.8)
7.3	Dividends received from associates	2.9	-
7.4	Other dividends received	0.1	0.2
7.5	Interest and other items of similar nature received	2.7	1.1
7.6	Interest and other costs of finance paid	(38.5)	(35.5)
7.7	Income taxes paid	(37.1)	(0.5)
7.8	Other income received	8.3	13.3
7.9	**Net operating cash flows**	197.3	156.1
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(48.5)	(53.2)
7.11 (1)	Proceeds from sale of property, plant and equipment	1.7	3.4
7.11 (2)	Proceeds from the sale of controlled entities and businesses	0.3	321.3
7.12 (1)	Payment for purchases of investments	-	(112.5)
7.12 (2)	Payment for the purchase of controlled entities and assets	(118.3)	(286.8)
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	9.2
7.16	Other (provide details if material)	-	-
7.17	**Net investing cash flows**	(164.8)	(118.6)
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	0.5	940.0
7.19	Proceeds from borrowings	780.9	900.0
7.20	Repayment of borrowings	(754.1)	(1,716.0)
7.21	Principal lease repayments	(1.6)	(3.5)
7.22	Dividends paid	(57.0)	(154.0)
7.23	Loans (repaid to)/received from other person	(0.4)	0.5
7.24	Other – Demerger Costs	(10.8)	-
7.25	**Net financing cash flows**	(42.5)	(33.0)
7.26	**Net increase (decrease) in cash held**	(10.0)	4.5
7.26 (1)	Cash at beginning of period *(see Reconciliation of cash)*	25.6	21.1
7.26 (2)	Cash acquired on acquisition of controlled entities	63.9	-
7.27	Exchange rate adjustments to item 7.25	10.8	-
7.28	**Cash at end of period** *(see Reconciliation of cash)*	90.3	25.6

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

NIL

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $Am	Previous corresponding period - $Am
8.1 Cash on hand and at bank	83.8	24.4
8.2 Deposits at call	9.8	5.2
	93.6	29.6
8.3 Bank overdraft	(3.3)	(4.0)
8.4 Other (provide details)	-	-
8.5 **Total cash at end of period** (item 7.28)	**90.3**	**25.6**

Ratios	Current period	Previous corresponding period
9.1 **Profit before abnormals and tax / sales** Consolidated +operating profit (loss) before abnormal items and tax (item 1.4) as a percentage of sales revenue (item 1.1)	6.7%	6.8%
9.2 **Profit after tax / +equity interests** Consolidated +operating profit (loss) after tax attributable to members (item 1.10) as a percentage of equity (similarly attributable) at the end of the period (item 4.33)	9.0%	9.1%

+ See chapter 19 for defined terms.

Earnings per security (EPS)		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share as adjusted for the impact of the demerger from Amcor Limited.* The weighted average number of shares has been calculated on the basis that the shares on issue at 30 June 2000 were on issue for the whole of the financial year.		
	(a) Basic EPS – before abnormals	37.2¢	27.7¢
	(b) Basic EPS – after abnormals	37.2¢	33.5¢
	(c) Diluted EPS (if materially different from (a)	-	-
	(d) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	283.6 m	256.8 m
10.2	Calculation of the following in accordance with *AASB 1027: Earnings per Share* The weighted average number of shares has been calculated on the basis that for the period 1 July 1999 to 15 February 2000 there were 2 shares on issue and for the period 16 February 2000 to 30 June 2000 there were 256,830,601 shares on issue.		
	(a) Basic EPS – before abnormals	37.2¢	74.9¢
	(b) Basic EPS – after abnormals	37.2¢	90.4¢
	(c) Diluted EPS (if materially different from (a)	-	-
	(d) (d) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	283.6 m	95.0 m

NTA backing *(see note 7)*		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	$2.99	$3.54

Details of specific receipts/outlays, revenues/ expenses

		Current period $Am	Previous corresponding period - $Am
12.1	Interest revenue included in determining item 1.4	2.7	1.1
12.2	Interest revenue included in item 12.1 but not yet received (if material)	-	-
12.3	Interest expense included in item 1.4 (include all forms of interest, lease finance charges, etc.)	(45.6)	(27.6)
12.4	Interest costs excluded from item 12.3 and capitalised in asset values (if material)	-	0.4
12.5	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.6	Depreciation and amortisation (excluding amortisation of intangibles)	58.6	43.9

Control gained over entities having material effect

(See note 8)

13.1	Name of entity (or group of entities)	NOT APPLICABLE
13.2	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$-
13.3	Date from which such profit has been calculated	-
13.4	+Operating profit (loss) and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$-

+ See chapter 19 for defined terms.

Loss of control of entities having material effect

(See note 8)

14.1	Name of entity (or group of entities)	NOT APPLICABLE
14.2	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$-
14.3	Date to which the profit (loss) in item 14.2 has been calculated	-
14.4	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$-
14.5	Contribution to consolidated +operating profit (loss) and extraordinary items from sale of interest leading to loss of control	$-

Reports for industry and geographical segments

INDUSTRY SEGMENTS						
For the year ended:	**30/06/01**	30/06/00	**30/06/01**	30/06/00	**30/06/01**	30/06/00
	Profit before income tax	Profit before income tax	Sales	Sales	Total Assets	Total Assets
	$Am	$Am	$Am	$Am	$Am	$Am
Merchanting	43.8	19.5	1,442.2	619.2	1,096.9	221.7
Communication Papers	97.2	65.8	794.0	701.1	893.6	945.7
Packaging Papers	53.5	60.4	275.4	310.4	309.2	315.9
Investments/other	5.9	(12.6)	425.4	317.4	409.5	495.4
Profit before net interest, income tax and abnormal items	200.4	133.1				
Net interest (1)	(42.9)	(26.5)				
Profit before income tax and abnormal items	157.5	106.6				
Abnormal items	-	(0.4)				
Inter-segment sales (2)			(584.2)	(377.8)		
	157.5	106.2	2,352.8	1,570.3	2,709.2	1,978.7
GEOGRAPHIC SEGMENTS						
Australia (3)	180.6	128.4	1,682.8	1,390.8	2,134.9	1,901.4
New Zealand (3)	6.5	1.6	151.4	75.6	96.3	39.4
North America (3)	10.1	0.2	425.7	72.0	383.4	19.9
Europe (3)	0.3	0.6	31.8	31.2	8.0	8.4
Asia (3)	2.9	2.3	61.1	0.7	86.6	9.6
Profit before net interest, income tax and abnormal items	200.4	133.1				
Net interest (1)	(42.9)	(26.5)				
Profit before income tax and abnormal items	157.5	106.6				
Abnormal items	-	(0.4)				
	157.5	106.2	2,352.8	1,570.3	2,709.2	1,978.7

(1) Interest is not allocated internally to the segments but held centrally.
(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.
(3) Profit before interest and income tax.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	28 September 2001
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	7 September 2001
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	YES

Amount per security

		Amount per security	Franked amount per security at 30% (34%) tax	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	14.0¢	14.0¢	-¢
15.5	Previous year	5.0¢	5.0¢	-¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	13.0¢	13.0¢	-¢
15.7	Previous year	-¢	-¢	-¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	27.0¢	5.0¢
15.9	Preference +securities	-¢	-¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $Am	Previous corresponding period - $Am
15.10	+Ordinary securities	45.0	12.8
15.11	Preference +securities	-	-
15.12	**Total**	**45.0**	**12.8**

The +dividend or distribution plans shown below are in operation.

NOT APPLICABLE

The last date(s) for receipt of election notices for the +dividend or distribution plans

NOT APPLICABLE

Any other disclosures in relation to dividends (distributions)

NIL

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates

	Entity's share of associates'	Current period $Am 6 months to 31 December 2000	Previous corresponding period $Am 3 months to 30 June 2000
16.1	Operating profit (loss) before income tax	9.6	4.4
16.2	Income tax expense	(3.9)	(1.4)
16.3	Operating profit (loss) after income tax	5.7	3.0
16.4	Unrealised profit in inventory – adjustment	(0.4)	(0.5)
16.5	Net profit (loss)	5.3	2.5
16.6	Outside equity interests	-	-
16.7	Net profit (loss) attributable to members	5.3	2.5

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to +operating profit (loss) and extraordinary items after tax (item 1.14)	
17.1 **Equity accounted associates**	Current Period	Previous corresponding period	Current period $Am 6 months to 31 December 2000	Previous corresponding period $Am 3 months to 30 June 2000
Spicers Paper Ltd (1)	41.8%	41.8%	5.3	2.5
17.2 Total			5.3	2.5
17.3 **Other material interests**				
NIL				
17.4 Total				

(1) Spicers Paper Limited became a controlled entity, effective 1 January 2001.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Category of +securities		Total number	Number quoted	Issue price per security (see note 15) (cents)	Amount paid up per security (see note 15) (cents)
18.1	**Preference +securities** *(description)*	N / A	N / A	N / A	N / A
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	 N / A N / A	 N / A N / A	 N / A N / A	 N / A N / A
18.3	**+Ordinary securities**				
18.4	Changes during current period (a) Increases through issues Acquisition of Spicers Paper Limited Employee share plan issues Exercise of options Exercise of options (b) Decreases through returns of capital, buybacks	 63,883,186 440,800 140,000 37,500 N / A	 63,883,186 440,800 140,000 37,500 N / A	 3.23 2.04 3.13 3.32 N / A	 3.23 2.04 3.13 3.32 N / A
18.5	**+Convertible debt securities** *(description and conversion factor)*	N / A	N / A	N / A	N / A
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 N / A N / A	 N / A N / A	 N / A N / A	 N / A N / A
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period	452,500 715,000	NIL NIL	$3.32 $3.50	N / A N / A
18.9	Exercised during current period	140,000 37,500	140,000 37,500	$3.13 $3.32	N / A N / A
18.10	Cancelled during current period	15,000 7,500	NIL NIL	$3.13 $3.32	N / A N / A
18.11	**Debentures** *(totals only)*	N / A	N / A		
18.12	**Unsecured notes** *(totals only)*	N / A	N / A		

+ See chapter 19 for defined terms.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

Refer attached news release

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Refer attached news release

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

The balance of the consolidated franking account as at 30 June 2001 was $5.9 million (last year $1.0 million).

After taking into account the estimated income tax payable as at 30 June 2001, and the payment of the final dividend for the year ended 30 June 2001, the balance of the consolidated franking account is estimated be $27.9 million (last year $42. 2 million).

The balance of the consolidated franking account at 30 June 2001 is stated at 30% (2000 34%).

The final dividend will be fully franked at a 30% tax rate out of existing franking credits and those arising from the payment of income tax during the year ending 30 June 2002.

It is expected that the interim dividend for the following year will be fully franked.

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with paragraph 15(c) of AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

NOT APPLICABLE

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	NOT APPLICABLE
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	NOT APPLICABLE

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Wentworth Hotel 61 – 101 Phillip Street Sydney
Date	25 October 2001
Time	11.00 am
Approximate date the +annual report will be available	26 September 2001

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 13).

Identify other standards used	NOT APPLICABLE

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does) give a true and fair view of the matters disclosed

+ See chapter 19 for defined terms.

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☑	The +accounts have been audited.	☐	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Law.)*

6 The entity has a formally constituted audit committee.

Sign here: .... (Company secretary)

Date: 13 August 2001

Print name: Richard Hobson

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/08/2001

TIME: 11:51:26

TO: PAPERLINX LIMITED

FAX NO: 03-9811-8491

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Press Rel: Full year result up 22%

File No. 82-5061

Attention ASX Company Announcements Platform. Lodgement of Open Briefing.

PaperlinX

corporatefile.com.au

PaperlinX Limited
685 Bourke Road
Camberwell Vic 3124 Australia

02 JAN 25 AM 8:50

Date of lodgement: 16-Aug-2001

Title: Open Briefing. PaperlinX Limited. CEO on Outlook

Record of interview:

corporatefile.com.au
PaperlinX Limited yesterday reported a net profit of $105.6 million for the year ended June 2001, in line with its prospectus forecast of $100 million (excluding the contribution from Spicers Paper, which was wholly acquired in Jan 2001) and up 21.5 percent from the previous year's proforma result. What were the key contributors to the profit growth?

CEO Ian Wightwick
The growth came from all our businesses – manufacturing and merchanting – performing well throughout the year. It was supported by our attention to costs, and in manufacturing, our ability to offset the impact of the higher imported pulp costs in the first half. And we had strong volume sales in all sectors and record production volumes.

corporatefile.com.au
What are the earnings growth opportunities for the company in the current year and in the medium term?

CEO Ian Wightwick
A key driver of growth this year will be the restructuring of our merchants in Australia. In the current year, we'll also have a full-year contribution from Coast Paper. We're working hard to improve our efficiencies in our merchanting logistics. And within the manufacturing side of our business, an ongoing drive for greater productivity and restructuring will further bring down our costs. All these things will contribute to growth this year.

Going forward, growth will be driven by expanding our paper merchanting business internationally.

corporatefile.com.au
You reported EBIT of $200.4 million, up 27.8 percent from the previous year (proforma). The structure of EBIT has changed substantially as a result of the Spicers acquisition, with paper merchanting accounting for 28.7 percent of the total, up from 10.8 percent in the previous year. How is this change affecting the risk profile of your earnings?

CEO Ian Wightwick
The earnings risk decreases in that we increase our exposure to a margin-for-service business. And overall risk is diminished as we reduce our exposure to the greater capital expenditure needs of manufacturing.

corporatefile.com.au
PaperlinX has announced a restructure of operations following the Spicers acquisition. What are you aiming to achieve in the restructure and what has been achieved?

CEO Ian Wightwick
We've completed restructuring in New Zealand, where we brought our three merchants down to two. This gave us greater customer focus in a relatively small market and removed duplication of stock and functions. So our customers saw benefits and we saw reduced costs.

We're doing a similar thing in Australia, restructuring and refocussing into four new groups. Two groups – Dalton Fine Paper and Spicers Paper – will focus on the general printing area, which is large, working in a complementary fashion. Dalton Web Paper will focus on the large publishing groups with mostly reel-fed paper for catalogues and magazines. And Spicers Office Paper will focus on the burgeoning office supply market, particularly with cut-size paper.

I believe the refocussing of our merchants will give better support to our customers, reflecting changes in the structure of their businesses. At the same time, we reduce our costs, we reduce duplication and we achieve greater efficiencies in our infrastructure and back office support for our sales and marketing people.

corporatefile.com.au
When do you expect the restructuring and the integration of Spicers to be completed and what's the expected contribution of these changes to earnings in the current year?

CEO Ian Wightwick
The New Zealand restructuring is complete. We've just announced the Australian restructuring and that will be in place around October. Of the $15-18 million in annualised benefits we foreshadowed in the Spicers bidder statement, we'd expect to achieve about two-thirds this financial year.

corporatefile.com.au
What's the expected contribution to current-year earnings of Coast Paper, the Canadian merchant acquired in May 2001?

CEO Ian Wightwick
We don't disclose the contribution of individual parts of the merchanting business, but I

can say we expect a positive contribution. And it's well on track to achieve a 15 percent operating profit return on funds employed within the first three years.

corporatefile.com.au
What synergies can you generate between Coast Paper and the existing US merchanting operations of Spicers?

CEO Ian Wightwick
As they're operating in two separate regions of North America, there are fewer opportunities for rationalisation of sales forces and so forth. But certainly there are opportunities for synergies.

There are synergies on the supplier side. I've just been to Coast Paper and to Spicers in the US and can assure you the suppliers are able to support us in a more positive manner, with the larger buying power we have.

Finally, there are synergies in terms of technology. We'll be able to provide additional value to customers through our sheeting product and our methods of converting paper for rapid supply to meet customers needs.

corporatefile.com.au
PaperlinX's North American operations generated $10.1 million EBIT in 2001, up from $0.2 million previously. What level of growth do you expect to achieve in this region over the medium term and what will be the drivers of that growth?

CEO Ian Wightwick
Clearly, the addition of Coast Paper to the North American operations will drive growth. So will our move into new markets, for example Kansas City, where we saw the potential for another merchant and were able to obtain some experienced merchanting people and set them up with warehousing and support from the infrastructure of Spicers Paper USA.

We're continuing to grow our share of the markets we're in, so we're also getting organic growth. And the other driver will be further acquisitions we may make. We're actively looking at opportunities.

corporatefile.com.au
How will the group's greater focus on paper merchanting affect your capex requirements going forward?

CEO Ian Wightwick
Our capital expenditure breaks down into three areas.

The first is our paper manufacturing in Australia, where ongoing investment is required to supply the Australia and New Zealand markets. The second is our IT and supply chain logistics systems, which are undergoing a major upgrade. This will begin in Australia in February 2002, taking around 12 months, and will be rolled out progressively to New Zealand and then Spicers Paper USA.

Combined, capex in these two areas should be approximately equal to depreciation. Keep in mind that a further amount is spent out of revenue on the renewal programme within our paper manufacturing.

The third area of capital expenditure is acquisitions and that will vary depending on the opportunities. Including the sale of Australia Paper Plantations, which we hope will be complete by the end of the month, the sale of Edwards Dunlop, Commonwealth Paper and our envelope businesses could conservatively make $350-400 million available to us in this third area of spending.

corporatefile.com.au
You've recently announced the sale of Australian Paper Plantations for $152 million. How will the sale affect you at operating level?

CEO Ian Wightwick
We already buy a large proportion of our fibre requirements under 25-30 year take-or-pay contracts from the Victorian government, private plantation suppliers and Hancock Victorian Plantations, who've acquired Australian Paper Plantations.

We've now contracted our pine and eucalypt requirements from the plantations we're selling and those contracts provide the security and flexibility that both parties require. So it's not going to change the way we do business with our fibre suppliers.

In terms of earnings, Australian Paper Plantations returned an operating profit to funds employed of 8-10 percent. It's our intention to re-deploy the sale funds into higher earning businesses.

corporatefile.com.au
What are your investment parameters?

CEO Ian Wightwick
Firstly, that the business be earnings per share positive for our shareholders and secondly, that by year three, the business can achieve operating earnings to funds employed of 15 percent or better.

Apart from that, we look for well run businesses with good people. We're not looking for basket cases to turn around. We're looking for a spread of customers and for companies whose suppliers fit our worldwide objective of deeper and wider alliances with the major global paper manufacturers.

We're also looking for prospects that have an understanding of e-commerce and logistics so we can roll out our systems and add value to the people we acquire.

Paper can be sold either directly from the factory on an indent basis, or supplied from many different companies, with ex-stock deliveries twice daily. It's the latter value-added business that's the main thrust of our merchanting operations.

corporatefile.com.au
Under the terms of the ACCC approval for the company's acquisition of Spicers,

PaperlinX must divest Edwards Dunlop and Commonwealth Paper. What's the likely time frame for these divestments and what level of cash do you expect them to generate?

CEO Ian Wightwick
The time frame for the divestments is the next few weeks. The sale agreement is subject to ACCC approval and that may take some time.

We can't discuss the price.

corporatefile.com.au
PaperlinX currently has net debt of $691 million and gearing is 58.6 percent. Beyond the funds generated by the asset sales, how much more debt would you be willing to take on to achieve your goals in the merchanting business?

CEO Ian Wightwick
We'd be happy to have our gearing go to about 70 percent and our justification for that is we're not buying capital assets, we're buying working capital – stock, plus debtors, net of creditors. We believe that's a conservative gearing profile as our emphasis moves more toward paper merchanting.

corporatefile.com.au
What's the outlook for earnings in the current year?

CEO Ian Wightwick
We're confident we'll see an increase in earnings this year.

corporatefile.com.au
PaperlinX paid a fully franked dividend of 27 cents per share for 2001. What's the outlook for dividends and franking in the current year?

CEO Ian Wightwick
Dividend levels are a board decision and will depend on how well we do during the year. We'd expect this year's interim dividend to be fully franked. But beyond that, it's difficult to predict. We've foreshadowed that as our off-shore earnings increase our ability to pay fully franked dividends will be reduced.

corporatefile.com.au
Thank you Ian.

For previous PaperlinX Open Briefings visit www.corporatefile.com.au

For further information on PaperlinX Limited visit www.paperlinx.com.au

File No. 82-5061

PaperlinX

PaperlinX Limited
ACN 005 146 350
685 Burke Road, Camberwell
Victoria 3124 Australia
Tel: +61 3 9811 9264
Fax: +61 3 9811 9549

7 September, 2001

Company Announcements Office
Australian Stock Exchange Limited
530 Collins Street,
Melbourne Vic. 3000

Dear Sir/Madam,

PaperlinX Limited – Proposed Notice of Annual General Meeting and Proxy Form

We attach the proposed Notice of Annual General Meeting and Proxy form in relation to the PaperlinX Limited Annual General Meeting to be held on 25th October, 2001.

Please contact me if you require any further information.

Yours faithfully

Richard Hobson
COMPANY SECRETARY

PaperlinX Limited ABN 70 005 146 350

Notice of Annual General Meeting

The second Annual General Meeting of PaperlinX Limited ('the Company') will be held in the Ballroom of The Wentworth Hotel, 61–101 Phillip Street, Sydney, New South Wales on Thursday 25 October 2001 at 11.00am. Registration will commence at 10.00am.

Ordinary Business

1. Financial Statements and Reports

To receive and consider the Financial Statements and the Directors' Declaration and Report for the year ended 30 June 2001, together with the Auditor's Report to the Members of the Company.

2. Election of Directors

To elect and re-elect Directors in accordance with the Company's Constitution:

(a) Mr D G Abotomey, a Director appointed since the last Annual General Meeting and retiring in accordance with Rule 50 of the Constitution, being eligible, offers himself for election.

(b) Mr A F Guy, a Director appointed since the last Annual General Meeting and retiring in accordance with Rule 50 of the Constitution, being eligible, offers himself for election.

(c) Mr P R Waterworth, a Director appointed since the last Annual General Meeting and retiring in accordance with Rule 50 of the Constitution, being eligible, offers himself for election.

(d) Mr D E Meiklejohn, a Director retiring from office by rotation in accordance with Rule 63.1 of the Constitution, being eligible, offers himself for re-election.

(e) Dr N L Scheinkestel, a Director retiring from office by rotation in accordance with Rule 63.1 of the Constitution, being eligible, offers herself for re-election.

For the purposes of voting at the meeting, the Directors have determined that all shares of the Company that are quoted securities at 11.00am on Tuesday 23 October 2001 are taken to be held by the persons who are registered as holding them at that time. The entitlement of members to vote at the meeting will be determined by reference to that time.

A Proxy Form accompanies this Notice of Annual General Meeting. You have a right to appoint up to two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. A proxy need not be a member of the Company.

By order of the Board

Richard Hobson
Company Secretary

Melbourne, 25 September 2001

Explanatory Notes

Financial statements and reports

The financial statements of the Company and its controlled entities for the year ended 30 June 2001 and the Declaration and Report of the Directors and the Auditor's Report are set out in the PaperlinX Full Year Financial Report 2001.

Resolution – Election of Directors

Summary biographical data of each of the Directors who offer themselves for election or re-election is set out below:



D E (David) Meiklejohn BCom, Dip Ed, FCPA, FAIM, FAICD (Chairman) Age 59

Mr Meiklejohn was appointed a Director and Chairman of PaperlinX in December 1999. He retired from Amcor in June 2000 after a career in the paper and packaging industry spanning more than 30 years.
Chief Financial Officer of Amcor Ltd from 1981 to 2000 and an Executive Director from 1985 to 2000. Currently a Director of OneSteel Limited and UBS Warburg Sector Funds Limited. Chairman of the Governance and Nomination Committee and a member of the Human Resources Committee.



D G (Darryl) Abotomey, BCom, FCPA, MAICD (Chief Financial Officer) Age 45

Mr Abotomey was appointed Chief Financial Officer of PaperlinX Limited in April 2000 and an Executive Director in March 2001. He joined the Amcor Group in 1979 and held various senior management positions in Australia and the United States including Group General Manager, Commercial and Trading from 1997 to 2000, Regional General Manager – Amcor Fibre Packaging from 1996 to 1997 and Chief Financial Officer – Sunclipse Inc. USA from 1989 to 1994.



A F (Andrew) Guy, LLB, MBA, MAICD (Non-executive Director) Age 53

Mr Guy was appointed a Director of PaperlinX in March 2001. Formerly a partner in the law firm Arthur Robinson and Hedderwicks and a Director of Spicers Paper Limited. Currently a Director of Pasminco Limited, Datafast Telecommunications Limited, Pineapplehead Limited, Djerriwarrh Investments Limited and CGNU Australia Holdings Limited.



N L (Nora) Scheinkestel, LLB (Hons) PhD, MAICD (Non-executive Director) Age 41

Dr Scheinkestel was appointed a Director of PaperlinX in February 2000. Her background is as a senior finance executive with international banks and as a consultant in structured and project finance.
She is a director of City West Water Ltd, Docklands Authority, IOOF Ltd and Newcrest Mining Limited, and is an Associate Professor at the Melbourne Business School. Chairman of the Audit and Compliance Committee and a member of the Governance and Nomination Committee.



P R (Peter) Waterworth, MAICD (Executive Director) Age 56

Mr Waterworth was appointed an Executive Director of PaperlinX and Chief Operating Officer Merchanting and Paper Trading, PaperlinX in March 2001. He is the former Managing Director of Spicers Paper Limited. Prior to that he was Executive General Manager, Group Paper Distribution for Spicers; General Manager of Edwards Dunlop from 1992 to 1999 and Spicers Paper from 1988 to 1992. Former member of the Business Council of Australia.

How to complete this Proxy Form

1 Your Name and Address

This is your name and address as it appears on the share register of PaperlinX Limited. If this information is incorrect, please mark the box and make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. Please note, you **cannot change ownership of your shares using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy and vote on your behalf. A proxy need not be a shareholder of PaperlinX Limited.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy will vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the total of the percentages exceed 100% both your proxies will be invalid.

(c) return both forms together in the same envelope.

5 Authorised Signature(s)

You must sign this form as follows in the spaces provided:

Joint Holding: where the holding is in more than one name all of the holders must sign.

Power of Attorney: If signed under a Power of Attorney, you must have already lodged it with the registry, or alternatively, attach a certified photocopy of the Power of Attorney to this Proxy Form when you return it.

Companies: a Director can sign jointly with another Director or a Company Secretary. A sole Director who is also a sole Company Secretary can also sign. A sole Director of a corporation without a Company Secretary can sign, pursuant to s204A of the Corporations Law. Please indicate the office held by signing in the appropriate space.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of the certificate may be obtained from the Company's share registry.

Lodgement of Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received not later than 48 hours before the commencement of the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Please note that postal proxies may take several days to be delivered (or weeks in the case of overseas mail).

You may fax proxies to: +61 3 9473 2468

1PR

PPX

Documents may be lodged using the reply paid envelope or:
- by posting, delivery or facsimile to PaperlinX Limited share registry at one of the addresses opposite, or
- by delivery to the Registered Office of PaperlinX Limited being 685 Burke Road Camberwell Vic 3124

PaperlinX Limited share registry
Computershare Investor Services Pty Limited
GPO Box 242E
Melbourne Victoria 3001
Australia
Facsimile 61 3 9473 2468

PaperlinX

PaperlinX Limited
ABN 70 005 146 350

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975EE Melbourne
Victoria 3001 Australia
Telephone 61 3 9615 5973
Toll Free 1800 232 867
Facsimile 61 3 9473 2468
www.computershare.com

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Dear Shareholder

I have pleasure in inviting you to attend our second Annual General Meeting and enclose the Notice of Meeting which sets out the items of business. The meeting will be held in The Ballroom of The Wentworth Hotel, 61-101 Phillip Street, Sydney on Thursday, 25 October 2001 at 11.00am. Registration will commence at 10.00am.

If you are attending this meeting, please bring this letter with you to facilitate registration into the meeting.

If you are unable to attend the meeting, you are encouraged to complete the enclosed proxy form. The proxy form should be returned in the envelope provided or faxed to our share registry on (03) 9473 2468 so that it is received by 11.00am on Tuesday, 23 October 2001.

Corporate shareholders will be required to complete a "Certificate of Appointment of Representative" to enable a person to attend on their behalf. A form of this certificate may be obtained from the Company's share registry.

I look forward to your attendance at the meeting.

Yours sincerely

D E Meiklejohn
Chairman

Encl:

WENTWORTH HOTEL LOCATION MAP



GOVERNOR PHILLIP TOWER
380
O'CONNELL STREET
BENT STREET
PHILLIP STREET
CHIFLEY TOWER
BLIGH STREET
QANTAS BUILDING
CHIFLEY SQ
HUNTER STREET
STREET
STREET
STREET
STREET
MARTIN PLACE
CASTLEREIGH
ELIZABETH
PHILLIP
MARTIN PLACE STATION
MACQUARIE

KEY TO MAP SYMBOLS

- PEDESTRIAN ACCESS TO BUILDING
- 380 BUS ROUTE FROM CIRCULAR QUAY STATION
- NEAREST TRAIN STATION MARTIN PLACE
- PARKING ACCESS VIA BLIGH STREET

PaperlinX — **Proxy Form**

PaperlinX Limited
ABN 70 005 146 350

Mark this box with an 'X' if you have made any changes to your name or address details (see reverse)

All correspondence to:
Computershare Investor Services Pty Limited
PO Box 242E Melbourne
Victoria 3001 Australia
Telephone 61 3 9615 5973
Toll Free 1800 232 867
Facsimile 61 3 9473 2468
www.computershare.com

SAMPLE CUSTOMER
ADDRESS
ADDRESS
ADDRESS
ADDRESS
SAMPLETOWN TAS 7000
PPX

Securityholder Reference Number (SRN)

I 1234567890 JNT

Appointment of Proxy

We being a member/s of PaperlinX Limited hereby appoint

the Chairman of the Meeting (mark with an 'X') OR [ ] Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of PaperlinX Limited to be held at the Ballroom of The Wentworth Hotel 61-101 Phillip Street, Sydney on Thursday 25 October 2001 at 11.00am and at any adjournment of that Meeting.

Voting directions to your proxy - please mark X to indicate your directions

Election of Directors

	For	Against	Abstain*
Item 1a. Election of Mr D G Abotomey as a Director			
Item 1b. Election of Mr A F Guy as a Director			
Item 1c. Election of Mr P R Waterworth as a Director			
Item 1d. Re-election of Mr D E Meiklejohn as a Director			
Item 1e. Re-election of Dr N L Scheinkestel as a Director			

NOTE: You must sign this Proxy Form for it to be effective. If a company, two signatures are required, unless you are the Sole Director and Sole Company Secretary.

*If you mark the abstain box for a particular item, you are directing your proxy not to vote on that item.

Appointing a second Proxy (Please refer to Section 4 overleaf)

We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy AND [ ] % OR [ ] State the percentage of your voting rights or the number of shares for this Proxy Form.

Authorised signature/s

Please sign this section in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name | Contact Daytime Telephone | Date / /

PPX 1PR

File No. 82-5061

PaperlinX

PaperlinX Limited
ACN 005 146 350
685 Burke Road Camberwell
Victoria 3124 Australia
Tel: +61 3 9811 9802
Fax: +61 3 9811 9549

PRESS RELEASE

NEWS RELEASE

Thursday, 13 September, 2001

SALE OF EDWARDS DUNLOP PAPER and COMMONWEALTH PAPER

PaperlinX Limited have today announced the sale of the businesses of Edwards Dunlop Paper and Commonwealth Paper to GS Private Equity Pty Ltd, an investor specialising in MBOs and management buy-ins. The sale of these businesses was the result of an undertaking to the Australian Consumer and Competition Commission (ACCC) as part of PaperlinX's acquisition of Spicers Paper.

Consistent with these undertakings, both businesses have been managed at "arms length" since the acquisition of Spicers Paper. The sale is unconditional, having met all the criteria resulting from the ACCC undertakings, and is effective immediately.

"We are pleased with the outcome of the sale process achieved within the ACCC undertakings," said Ian Wightwick, Managing Director of PaperlinX. "This conclusion allows both PaperlinX, and the businesses being sold, to focus on the future. This sale has created a vigorous competitor in the market which we regard as healthy."

Commenting on the proceeds from the sale, Ian Wightwick said, "We aim to reinvest the funds received from this sale into paper merchanting internationally."

PaperlinX will have no ongoing financial interest in these businesses, although both Edwards Dunlop Paper and Commonwealth Paper will remain valued customers of Australian Paper, PaperlinX's manufacturing division.

ENDS

For further information please contact:

Mr Ian Wightwick Managing Director PaperlinX Limited Ph: (03) 9811 9258	Mr David Goldthorp Executive General Manager Corporate Development PaperlinX Limited Ph: (03) 9811 9243	Mr David Shirer Executive General Manager Corporate & Investor Relations PaperlinX Limited Ph (03) 9811 9802 Ph (0407) 512 521

File No. 82-5061

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149

25 October 2001

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

No of Pages: 2

Fax: 1300 300 021

Dear Sir/Madam,

PaperlinX Annual General Meeting

The following resolutions were passed on a show of hands at the Annual General Meeting of PaperlinX held today:

1a	Election of Mr D G Abotomey as Director
1b	Election of Mr A F Guy as Director
1c	Election of Mr P R Waterworth as Director
1d	Re-election of Mr D E Meiklejohn as Director
1e	Re-election of Dr N L Scheinkestel as Director

We attach a summary of the final proxy results as lodged with the Company.

Yours faithfully,

Richard Hobson
Company Secretary

enc

PAPERLINX LIMITED ANNUAL GENERAL MEETING - THURSDAY, 25 OCTOBER 2001

Summary of Final Proxy Results

Resolution No		Disclosed Proxy Votes				Total valid proxy votes
		For	Against	Abstain	Proxy discretion (Open)	
1a.	Election of Mr D G Abotomey as a Director	72,086,685	160,570	245,871	21,757,382	94,004,637
1b.	Election of Mr A F Guy as a Director	71,824,366	391,259	271,089	21,763,794	93,979,419
1c.	Election of Mr P R Waterworth as a Director	72,028,790	166,885	242,703	21,812,130	94,007,805
1d.	Re-election of Mr D E Meiklejohn as a Director	72,197,735	133,663	226,155	21,692,955	94,024,353
1e.	Re-election of Dr N L Scheinkestel as a Director	72,097,044	179,973	222,683	21,750,808	94,027,825

Richard Hobson
Company Secretary

Chairman's Address

Annual General Meeting

Sydney, 25 October 2001

Address given by the Chairman of PaperlinX Limited, David E. Meiklejohn, at the Annual General Meeting in Sydney on 25 October 2001

Introduction

PaperlinX has now completed its first full year of operation as an independent company and the published Annual Report provides a comprehensive summary of the corporation and its activities. June 2001 saw us reach the end of the prospectus forecast period and PaperlinX has delivered on the promises and projections which were formulated over 18 months ago.

My plan today is to provide a brief summary of what I see as the more important highlights of the year ended 30 June 2001, to comment on the important issues of corporate governance and board responsibility and to provide some comments on the results for the September 2001 quarter and on the outlook for the period ahead.

However before addressing these issues I would like to make some comments on PaperlinX and its businesses. Although PaperlinX has only just concluded its first full year as a listed entity, our operating businesses have a long history.

The PaperlinX of today represents the amalgamation of four well established operating entities:

- the substantial pulp and paper manufacturing operations contained within the Maryvale Mill in Gippsland;
- the fine paper manufacturing and merchanting business acquired from North Limited seven years ago. This business traded as APPM;
- the paper merchanting business of Spicers Paper operating in Australia and overseas; and
- the paper merchanting business of Coast Paper in Canada.

The core of each of these businesses has been operating and trading for over 60 years and each has maintained and grown their operations through many 'boom and bust' periods.

These businesses are now merged as PaperlinX and provide an established business base with experienced management, a broad spread of customers and excellent underlying business fundamentals. Thus although PaperlinX is neither insulated nor excluded from the impact of global economic fluctuations, the experience of our businesses is that we can ride through difficult times and more often than not emerge with a better focus on the opportunities ahead of us.

I will comment later on the outlook and opportunities for PaperlinX but felt that in these uncertain times I should draw your attention to the long standing nature of the businesses which make up this relatively new company.

Year in Review

The year to June 2001 was one of consolidation and expansion.

Early in the year the Board approved a number of major strategic priorities which were incorporated in a detailed strategic plan. Management then reviewed existing and potential assets and investments to determine those that were core or were strategically important to achieving this plan. They then commenced a process of disposing of businesses which were non-core and commenced the acquisitions which fitted our longer term growth strategy.

I will comment further on these later.

Turning then to a specific review of the 2001 year, I will follow the report card included in our Annual Report and include comments on non-trading events which have carried into the September quarter.

Results

As I have indicated earlier, the first full year of operation of PaperlinX as a separate entity has been very successful. The company has delivered the financial results which were promised and ended the year with a strong underlying financial base.

Profit before interest and tax was $200.4 million and profit after tax was $105.6 million, which, after adjusting for the acquisition of the balance of Spicers Paper during the year, were in line with prospectus forecasts.

All business segments delivered on our expectations. The manufacturing arm, Australian Paper, again achieved record production volumes, which was in addition to numerous other achievements at all the mills including achieving ISO 14001 environmental accreditation.

The merchanting business grew significantly during the year with the move to 100% of Spicers Paper in January 2001 and the purchase of Coast Paper in May. These acquisitions put the business in a sound position to achieve improved results from strengthened supplier alliances, rationalisation of logistics and warehousing and reduced overheads. These important steps will allow management to improve the strategic alignment with major international suppliers and to reduce operating costs while retaining a focus on high growth market segments and improving profits through superior customer service.

Although PaperlinX will continue to consolidate its strong and important Australian manufacturing and merchanting base, a major objective is to expand the paper merchanting businesses internationally over the coming year as opportunities arise.

During the past year, the return on average funds employed rose to 11.8%. Earnings per share of 37.2 cents allowed us to declare dividends for the year of 27 cents per share, fully franked.

Acquisitions, Divestments and Growth

As I have indicated, early in the year the Board approved the strategic direction for PaperlinX, and management then moved to implement the agreed steps of the plan.

Two major acquisitions were made during the year.

Spicers Paper

After many months of planning, negotiation and market action, in January 2001 we successfully completed the purchase of the 58% of Spicers Paper that we did not own. Although a number of undertakings had to be given to the ACCC to facilitate this merger, this was a key strategic step for PaperlinX, providing a sound platform for the international growth of our merchanting business.

Coast Paper

In May 2001 we purchased Coast Paper in Canada to complement our existing US paper merchanting business, Spicers Paper Inc. This acquisition further strengthened PaperlinX's position as a major independent paper merchant in North America.

While these growth moves were being implemented, management was actively pursuing the disposal of a number of businesses such as the plantations in Gippsland, Edwards Dunlop and Commonwealth Paper and the chemical trading business.

PaperlinX will look to utilise the funds from these divestments in conjunction with its strong balance sheet to drive returns higher. Although the divestments are earnings dilutive in the short term, the Board and management believe it is prudent to divest before we reinvest for higher returns, as it allows PaperlinX to review its options from a position of financial strength, and to maintain maximum flexibility in investment decisions. As the international expansion progresses, a larger proportion of PaperlinX's earnings will be generated outside of Australia which will reduce the Group's franking capability. However returns to shareholders should be enhanced by improved earnings.

Management believe that there are significant opportunities for growth in international paper merchanting. However we will be cautious and any proposals will be tested against the potential returns from other uses of capital which could include returning funds to our shareholders. As a Group we will continue to take a long term view on investment on behalf of our shareholders.

Safety and Environment

The Board is disappointed that the company has not achieved its safety objectives for the year. After two years of substantial improvement in safety performance, there was an increase in the number of injuries suffered by our employees this year. This is unacceptable and a number of steps have been taken to improve this performance in 2002.

PaperlinX continues to be proud of its environmental management and performance and the Annual Report again reinforces the commitment that the Board and management have to this

important area. As we have said before, the PaperlinX operations are committed to being environmentally responsible and are continually seeking ways to improve performance. The Annual Report provides a more detailed account of our objectives and performance.

PaperlinX's manufacturing division, Australian Paper, is focused on improving efficiencies in raw material use, minimising chemical use and maximising recycling within the production process. The company's environmental policy has a strong commitment to continuous improvement in our environmental processes and performance. Last year we indicated that we were aiming to achieve ISO 14001 environmental accreditation at all of our paper manufacturing sites and, as I have already mentioned, this major goal has been achieved.

Corporate Governance

The businesses of PaperlinX are well established and have a sound track record of performance and achievement. The company has a solid management team led by our Managing Director, Ian Wightwick, and they have wasted no time in addressing the priorities for establishing the business platform for growth.

During this time the Board has also been diligent and active and we have formally adopted and implemented our governance guidelines for Board operation and membership which are underpinned by a comprehensive committee structure. The committees meet regularly and address relevant risk management issues as well as audit, compliance, environment and safety issues etc. To ensure that individual directors better understand our operations, over the past 12 months the Board has visited many of the major operating sites and businesses both in Australia and overseas. We will continue this program in 2002 to ensure that we meet our requirement that the Board visit each major site and operation at least once every two years.

The Board also keeps the underlying financial fundamentals of the Company under continual surveillance by monitoring regularly balance sheet movements and relevant financial statistics and indices. At our Board meetings we have full access to senior management and through the financial audit process meet with both internal and external auditors.

I think that you will agree that the process we have in place ensures that your Board is involved with, and close to, the business fabric of PaperlinX and all of its operations. We are also being careful to ensure that the growth aspirations and plans are supported by a longer term financially viable structure.

September Quarter Outlook

We are fortunate that PaperlinX has the strong business base in Australia and New Zealand that I have referred to previously and has an excellent niche position in the North American paper distribution market. It is also a great advantage to have completed the strategic moves involving acquisitions and divestments which have strengthened PaperlinX's market positions and improved underlying financial fundamentals. As a result the Company is not currently in the middle of any major acquisitions or restructuring which could be adversely affected and has manageable debt levels and a strong cash flow.

For the September quarter the results for the PaperlinX Group overall were ahead of the results in the corresponding period last year. These sound September 2001 quarter results reflect the benefits of the Spicers Paper and Coast Paper acquisitions.

However as indicated in the Annual Report, since the beginning of this calendar year, the key printing customers of PaperlinX's merchanting and distribution businesses have seen a marked and progressive fall-off in advertising and promotions due to diminishing business and retail confidence worldwide. This has now been exacerbated by the tragedy of 11 September.

This market decline has, in turn, impacted the demand for printing papers. The result is that the underlying profit from our merchanting and distribution businesses is behind our expectations. Until business conditions return to more normal levels, these below expectation results could well continue but will be offset to the greatest degree possible by the substantial cost reduction programs already under way.

As a result of receiving proceeds from disposals during the quarter, PaperlinX's financial position has further strengthened as compared with 30 June. At 30 September, 2001 total debt was $550M, gearing measured as debt to debt + equity was 32% and interest cover was 5.8 times.

As I indicated, the results to date have been boosted by the acquisitions made during the year. However I should point out that the businesses which have now been sold provided some $425M of sales and $23M of profit before interest and tax in the 2000/2001 reported results. Obviously the lower debt levels and consequent lower interest bill will partially compensate this loss of operating earnings.

The challenge for management in the short term is to achieve synergies from the acquisitions that have been made and to use the strong underlying balance sheet and cash flow strength of PaperlinX to replace the operating profit foregone as a result of divestments with new acquisitions and projects which will improve overall profitability and returns.

Conclusion

In conclusion I must say that although the performance of PaperlinX to date has been most satisfactory there are substantial challenges ahead. However I assure shareholders that the Board's focus is on maintaining the positive momentum of the past 12 months and on steadily growing shareholder value over the years ahead.

I congratulate Ian Wightwick and his management team on the achievements to date and again thank my fellow directors, the company's shareholders and all of the people who work for PaperlinX for their continuing support.

David Meiklejohn, Chairman

PaperlinX

Corporate Directory

Registered Office and Head Office

PaperlinX Limited ABN 70 005 146 350
307 Ferntree Gully Road
Mount Waverley
Victoria 3149
Australia

Telephone: +61 3 8540 2211
Facsimile: +61 3 8540 2280
Internet: www.paperlinx.com.au

Share Registry

PaperlinX Share Registry
Level 12
565 Bourke Street
Melbourne
Victoria 3001
Australia

Telephone: 1800 232 867 or +61 3 9615 5973
Facsimile: 1800 331 599 or +61 3 9611 5710
Internet: www.computershare.com

File No. 82-5061

02 JAN 25 AM 8:50

PaperlinX Limited ABN 70 005 146 350

Notice of Annual General Meeting

The second Annual General Meeting of PaperlinX Limited ('the Company') will be held in the Ballroom of The Wentworth Hotel, 61–101 Phillip Street, Sydney, New South Wales on Thursday 25 October 2001 at 11.00am. Registration will commence at 10.00am.

Ordinary Business

1. Financial Statements and Reports

To receive and consider the Financial Statements and the Directors' Declaration and Report for the year ended 30 June 2001, together with the Auditor's Report to the Members of the Company.

2. Election of Directors

To elect and re-elect Directors in accordance with the Company's Constitution:

(a) Mr D G Abotomey, a Director appointed since the last Annual General Meeting and retiring in accordance with Rule 50 of the Constitution, being eligible, offers himself for election.

(b) Mr A F Guy, a Director appointed since the last Annual General Meeting and retiring in accordance with Rule 50 of the Constitution, being eligible, offers himself for election.

(c) Mr P R Waterworth, a Director appointed since the last Annual General Meeting and retiring in accordance with Rule 50 of the Constitution, being eligible, offers himself for election.

(d) Mr D E Meiklejohn, a Director retiring from office by rotation in accordance with Rule 63.1 of the Constitution, being eligible, offers himself for re-election.

(e) Dr N L Scheinkestel, a Director retiring from office by rotation in accordance with Rule 63.1 of the Constitution, being eligible, offers herself for re-election.

For the purposes of voting at the meeting, the Directors have determined that all shares of the Company that are quoted securities at 10.00pm on Tuesday 23 October 2001 are taken to be held by the persons who are registered as holding them at that time. The entitlement of members to vote at the meeting will be determined by reference to that time.

A Proxy Form accompanies this Notice of Annual General Meeting. You have a right to appoint up to two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. A proxy need not be a member of the Company.

By order of the Board

Richard Hobson
Company Secretary

Melbourne, 25 September 2001

Explanatory Notes

Financial statements and reports

The financial statements of the Company and its controlled entities for the year ended 30 June 2001 and the Declaration and Report of the Directors and the Auditor's Report are set out in the PaperlinX Full Year Financial Report 2001.

Resolution – Election of Directors

Summary biographical data of each of the Directors who offer themselves for election or re-election is set out below:



D E (David) Meiklejohn BCom, Dip Ed, FCPA, FAIM, FAICD (Chairman) Age 59

Mr Meiklejohn was appointed a Director and Chairman of PaperlinX in December 1999. He retired from Amcor in June 2000 after a career in the paper and packaging industry spanning more than 30 years. Chief Financial Officer of Amcor Ltd from 1981 to 2000 and an Executive Director from 1985 to 2000. Currently a Director of OneSteel Limited and UBS Warburg Sector Funds Limited. Chairman of the Governance and Nomination Committee and a member of the Human Resources Committee.



D G (Darryl) Abotomey, BCom, FCPA, MAICD (Chief Financial Officer) Age 45

Mr Abotomey was appointed Chief Financial Officer of PaperlinX Limited in April 2000 and an Executive Director in March 2001. He joined the Amcor Group in 1979 and held various senior management positions in Australia and the United States including Group General Manager, Commercial and Trading from 1997 to 2000, Regional General Manager – Amcor Fibre Packaging from 1996 to 1997 and Chief Financial Officer – Sunclipse Inc. USA from 1989 to 1994.



A F (Andrew) Guy, LLB, MBA, MAICD (Non-executive Director) Age 53

Mr Guy was appointed a Director of PaperlinX in March 2001. Formerly a partner in the law firm Arthur Robinson and Hedderwicks and a Director of Spicers Paper Limited. Currently a Director of Pasminco Limited, Datafast Telecommunications Limited, Pineapplehead Limited, Djerriwarrh Investments Limited and CGNU Australia Holdings Limited.



N L (Nora) Scheinkestel, LLB (Hons) PhD, MAICD (Non-executive Director) Age 41

Dr Scheinkestel was appointed a Director of PaperlinX in February 2000. Her background is as a senior finance executive with international banks and as a consultant in structured and project finance. She is a director of City West Water Ltd, Docklands Authority, IOOF Ltd and Newcrest Mining Limited, and is an Associate Professor at the Melbourne Business School. Chairman of the Audit and Compliance Committee and a member of the Governance and Nomination Committee.



P R (Peter) Waterworth, MAICD (Executive Director) Age 56

Mr Waterworth was appointed an Executive Director of PaperlinX and Chief Operating Officer Merchanting and Paper Trading, PaperlinX in March 2001. He is the former Managing Director of Spicers Paper Limited. Prior to that he was Executive General Manager, Group Paper Distribution for Spicers; General Manager of Edwards Dunlop from 1992 to 1999 and Spicers Paper from 1988 to 1992. Former member of the Business Council of Australia.

File No. 82-5061

Papermix

Interim Financial Report 2001

On track...



Profit Before Interest and Tax $m



Six months
to Dec 1999
Six months to
Dec 2000
0
20
40
60
80
100

Net Profit After Tax $m



Six months
to Dec 1999
Six months
to Dec 2000
0
20
40
60
80

Gross Sales Revenue $m



Six months
to Dec 1999
Six months
to Dec 2000
0
200
400
600
800
1000
Merchanting
Communication Papers
Packaging Papers

Earnings per share cps



Six months
to Dec 1999
Six months
to Dec 2000
0
5
10
15
20
25

Return on Funds Employed %



Six months
to Dec 1999
Six months
to Dec 2000
0
3
6
9
12
15

Sales Volumes 000t



Six months
to Dec 1999
Six months
to Dec 2000
0
100
200
300
400
500
Merchanting
Communication Papers*
Packaging Papers

*Excluding internal sales to PaperlinX merchants

Highlights

PaperlinX has achieved excellent results for the six months to December 2000.

- ✔ Successful acquisition of Spicers Paper Limited.
- ✔ Profit before interest and tax of $92.9 million, an increase of 11.5% on prior year pro forma results.
- ✔ Profit after tax of $52.1 million, in line with prospectus forecast, and 9.7% above prior year pro forma results.
- ✔ Earnings per share 20.3 cents.
- ✔ Interim dividend declared of 13.0 cents per share, fully franked to be paid on the increased number of shares resulting from the acquisition of Spicers.
- ✔ Profit before interest and tax to funds employed of 12.1%.
- ✔ Sound balance sheet.

Financial Results

PaperlinX is pleased to announce a solid result for its first interim period as a separately listed public company. Earnings reflected the robust growth expectations outlined in the company's listing prospectus.

Profit and Sales

PaperlinX Limited and Controlled Entities

Six months to: $million	Dec 2000	Pro forma[(1)] Dec 1999	% Change
Sales	842.1	778.2	+8.2%
Profit before interest and income tax*	92.9	83.3	+11.5%
Profit before income tax*	74.8	64.8	+15.4%
Profit after income tax*	52.1	47.5	+9.7%

Key Ratios

Profit before interest and income tax to funds employed*	%	12.1	10.9	
Return on shareholders equity*	%	10.8	10.1	
Net interest cover (times)*	x	5.1	4.5	
Earnings per share*	cps	20.3	18.5	+9.7%

*Before abnormal items

[(1)]'Pro forma' is as if the businesses acquired from Amcor on 17/04/00 were owned for the period 01/07/99 to 31/12/99

Consolidated profit after income tax for the six months to December 2000 was in line with prospectus expectations, increasing 9.7% over the prior year pro forma results. Reduced interest costs were achieved from the combination of lower interest rates and strong cash flow management.

Profit before interest and income tax of $92.9 million was 11.5% ahead of the prior year pro forma results. Demand for communication papers increased in Australia and New Zealand and higher selling prices for communication papers, necessary to recover the increased cost of imported pulp, were achieved.

Dividend

Directors have declared an interim dividend of 13.0 cents per share, fully franked at 34 cents in the dollar, as forecast in the prospectus. The dividend will be paid on the increased number of shares resulting from the acquisition of Spicers Paper.

The company will mail the interim dividend on 12 April 2001 to shareholders recorded as being entitled to the dividend on 21 March 2001. The dates are later than those published in the Annual Report to ensure completion of the Spicers Paper acquisition and issue of the resultant PaperlinX shares, prior to the record date.

Operations

The following table shows, for PaperlinX Limited and controlled entities, profit before income tax, sales revenue and assets by industry and geographic segments for the six months to 31 December 2000 and pro forma for the six months to 31 December 1999.

	Profit before Income Tax		Sales Revenue		Total Assets	
Six months to: $million	Dec 2000	Pro forma[2] Dec 1999	Dec 2000	Pro forma[2] Dec 1999	Dec 2000	Pro forma[2] Dec 1999
Industry Segments						
Merchanting[1]	12.9	9.0	347.0	314.8	255.8	203.5
Communication Papers[1]	44.4	36.2	404.3	338.9	940.0	890.6
Packaging Papers[1]	29.3	30.6	139.9	160.5	335.8	340.1
Investments and Other[1][2]	6.3	7.5	197.3	179.0	485.8	485.5
Profit before interest and income tax[1]	92.9	83.3				
Net Interest	(18.1)	(18.5)				
Inter-segment Sales			(246.4)	(215.0)		
Total	**74.8**	**64.8**	**842.1**	**778.2**	**2,017.4**	**1,919.7**
Geographic Segments						
Australia[1]	90.3	81.7	739.8	700.7	1,959.0	1,853.1
New Zealand[1]	1.6	0.9	40.2	39.4	27.3	39.5
North America[1]	(0.3)	0.1	44.1	29.7	20.3	18.9
Europe[1]	0.3	0.5	17.5	8.1	8.4	7.0
Asia[1]	1.0	0.1	0.5	0.3	2.4	1.2
Profit before interest and income tax	92.9	83.3				
Net Interest	(18.1)	(18.5)				
Total	**74.8**	**64.8**	**842.1**	**778.2**	**2,017.4**	**1,919.7**

[1]Profit before interest and income tax

[2]'Pro forma' is as if the businesses acquired from Amcor on 17/04/00 were owned for the period 01/07/99 to 31/12/99

Sales Volumes 000t

Six months to December:


200
150
100
50
0
Dec 99
Dec 00
Dec 99
Dec 00
Dec 99[2]
Dec 00
MERCHANTING
COMM. PAPERS[1]
PACKAGING PAPERS

[1]Excludes sales to PPX merchants.

[2]Includes one-off sale of stock of 22,000 tonnes.

Review of the Half Year

PaperlinX achieved excellent results for the six months to 31 December 2000, with earnings that were higher than the prior year and were in line with prospectus forecasts.

- Profit before interest and tax (PBIT) increased to $92.9 million, up 11.5% on last year's pro forma results.
- Profit after income tax increased to $52.1 million, up 9.7% on last year's pro forma results. Last year's pro forma results benefitted from a prior period tax adjustment $3 million higher than the six months to December 2000.
- PBIT to funds employed for the group increased to 12.1% from 10.9% for the pro forma prior year.

The results reflect continuing improvements in the businesses from the focus on cost reductions, higher sales volumes in Australia and New Zealand and higher selling prices offset by the increased costs of imported pulp.

The results continue to reflect PaperlinX's strong position as Australia's leading integrated distributor and manufacturer of communication and packaging papers.

Merchanting

PaperlinX's merchants (Dalton Fine Paper, Tomasetti Paper House, Dalton Fine Paper New Zealand and Paper House Xpress) had an excellent six months, with record sales, profit and return on funds employed. Sales volumes increased 6.7% over the prior year to 175,200 tonnes, with gains in all market segments.

Selling prices increased across the product range principally reflecting the devaluation in the Australian dollar against the US dollar, which increased the cost of imported paper.

Gross margin continued to improve, reflecting cost reduction initiatives, particularly those implemented in the prior year. An ongoing program of initiatives is continuing, with particular emphasis on the supply chain and logistics. These initiatives are designed to improve customer satisfaction and reduce operating costs.

Communication Papers

PaperlinX's pulp and paper manufacturing and sales is conducted by Australian Paper. Australian Paper's communication papers business delivered strong growth in sales revenue and profit. Demand for Australian produced communication papers was driven by the strong underlying growth in office and coated papers and the higher cost of imported paper.

Imported paper prices increased due to the combined effect of the devaluation of the Australian dollar and the higher international prices necessary for manufacturers to recover substantial increases in the cost of their raw materials, particularly pulp. A worldwide tight supply of market pulp saw raw material prices increase dramatically. Australian Paper purchases large quantities of market pulp to complement its production capacity, and incurred substantial increases in its costs, which were recovered in higher selling prices.

All paper machines performed well, with high utilisation. The Maryvale 5 paper machine continued to exceed performance expectations, and record levels of pulp and paper production were once again achieved.

The high quality, double coated publishing paper produced at our Tasmanian mills has achieved positive customer acceptance since its launch in April 2000. The paper replaces imports.

Our Tasmanian paper mills at Burnie and Wesley Vale achieved ISO14001 certification in December 2000. The international certification recognises organisations whose environmental management systems effectively manage the environmental aspects of an organisation's activities, products and services. Australian Paper Plantations has also achieved this certification. Our aim is for all paper mills to achieve ISO14001 certification by June 2001.

Demand continues to be robust for communication papers, particularly copy paper and coated paper which are the strongest growing segments in the paper industry.

Packaging Papers

PaperlinX's packaging papers business is conducted by Australian Paper. Demand for packaging papers in the six months to December 2000 was strong, both in Australia and overseas.

Sales and earnings are in line with prospectus forecasts, albeit below the prior period. As previously reported, last year included a one time sale of inventory to Amcor of 22,000 tonnes. After adjusting for this one time sale in the prior year, sales volumes and earnings are higher than the previous year.

Export sales accounted for approximately 13% of packaging papers sales. Demand and prices for exports to Asia were strong during the period. Prices have softened in recent months, particularly reflecting lower demand due to the Chinese New Year and uncertainty on the strength of the USA economy.

Review of the Half Year (continued)

Investments and Other

Spicers Paper

PaperlinX has now essentially completed the purchase of the balance of the shares in Spicers Paper.

Acceptances have been received, such that PaperlinX owns over 97% of Spicers Paper shares and has moved to compulsory acquisition of the balance. This is an excellent strategic step for PaperlinX, providing a sound platform for the international growth of our merchanting businesses.

For the six months to December 2000, PaperlinX owned 42% of Spicers Paper and has equity accounted the earnings. As Spicers Paper will be a wholly owned subsidiary of PaperlinX Limited, and has been delisted from the Australian Stock exchange, it will not be reporting separately.

For the six months, Spicers Paper achieved strong growth in sales and earnings after tax, before merger costs. Profit after tax before merger costs was $16.9 million, an increase of 35% over the prior year on sales of $785 million, up 24% on the prior year. Strong results were achieved by all businesses.

After merger transaction costs, Spicers Paper profit after tax was $13.4 million and PaperlinX's equity accounted share is $5.3 million, which is in line with the prior year.

The integration of Spicers Paper with PaperlinX is well underway. The focus is on a smooth transition and achievement of the synergy benefits outlined in the Bidders Statement.

Trading

PaperlinX's international trading businesses faced difficult trading conditions, with tight supply of product and the impact of the fluctuating exchange rates. Despite the difficult conditions, sales and earnings achieved record levels.

Pacific Paper Marketing (PPM), our paper trading business, experienced a shortage of paper to sell due to tight supply internationally. Selling prices generally increased reflecting the tight supply and higher raw material costs. Despite the tough conditions, earnings increased to record levels.

Amtrade, our raw material trading business, was squeezed on margin, as it was unable to fully pass the impact of the lower Australian dollar onto Australian customers.

Supply conditions are easing and higher costs of imported products are being passed onto customers with the aim of restoring margin.

Plantations

Australian Paper Plantations (APP) achieved record sales volumes, in line with prospectus forecasts. However, the downturn in the building industry reduced the volume of sawlog sales, resulting in profit being below expectation.

The lower contribution from sawlog sales was partially offset by cost reduction initiatives implemented during the period.

Planting preparation is on schedule for the 2001 season, when 2,600 hectares will be planted.

Financial Details

A summarised PaperlinX group balance sheet is as follows:

$million	December 2000	June 2000
Current Assets	657.4	609.9
Non current assets	1,360.0	1,368.8
Total Assets	**2,017.4**	**1,978.7**
Current Liabilities	334.2	283.9
Non Current Liabilities	715.2	747.6
Total Liabilities	**1,049.4**	**1,031.5**
Shareholders Equity	**968.0**	**947.2**

Key Balance Sheet Ratios			
Net Debt	$m	567.5	547.5
Net debt to net debt and shareholders equity	%	37.0	36.6
Net debt to shareholders equity	%	58.6	57.8
Net tangible assets per share	$	3.61	3.54

In December 2000, working capital and funds employed increased due to late payments from a number of major customers over the Christmas/New Year holiday period, and due to higher inventory levels.

Summary of Results

PaperlinX Limited and Controlled Entities

Six months to: $million	Dec 2000	Pro forma[1] Dec 1999
Net Sales	842.1	778.2
Operating profit from trading before depreciation, interest, dividends and income tax	119.9	108.3
Depreciation and amortisation	(27.0)	(25.0)
Net Interest	(18.1)	(18.5)
Operating profit before income tax	74.8	64.8
Income tax expense	(22.7)	(17.3)
Net operating profit including outside equity interests	52.1	47.5
Proportion attributable to outside equity interests	0.0	0.0
Net Operating Profit	**52.1**	**47.5**

[1] 'Pro forma' is as if the businesses acquired from Amcor on 17/04/00 were owned for the period 01/07/99 to 31/12/99

Outlook

PaperlinX's results since its listing have been extremely encouraging. The strategic step of acquiring the balance of Spicers Paper provides a platform for international expansion of the merchanting business and integration of the PaperlinX and Spicers businesses is well underway. Opportunities to further develop the merchanting business internationally, particularly in the USA and Europe, are being pursued.

The financial forecasts in the prospectus and which were predicted at listing are being achieved and the company is confident it can continue to deliver the forecast financial results and growth.

The prospectus forecast predicted the January – June 2001 results to be substantially above the January – June 2000 performance, which was adversely impacted by the rapid increase in imported pulp costs. As part of our working capital, capacity and demand management we expect to incur some downtime on our smaller machines over the next period.

Our positive outlook is based on the continuing strong market growth in our market segments of merchanting and manufacturing, sound market positioning of our businesses, further cost and efficiency initiatives, particularly in supply chain/logistics and our sound financial fundamentals.

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PaperlinX

Driven by innovation

Registered Office and Head Office
PaperlinX Limited
ABN 70 005 146 350
685 Burke Road, Camberwell
Victoria 3124 Australia
Telephone: 61 3 9811 8400
Internet: www.paperlinx.com.au